As filed with the Securities and Exchange Commission on March 19, 2018          Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
HEARTLAND FINANCIAL USA, INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)
6022
(Primary Standard Industrial Classification Code Number
42-1405748
(I.R.S. Employer Identification No.)

1398 Central Avenue Dubuque, Iowa 52001 (563) 589-2100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Bryan R. McKeag Executive Vice President and Chief Financial Officer Heartland Financial USA, Inc. 1398 Central Avenue Dubuque, Iowa 52001 (563) 589-2100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Jay L. Swanson	Geoffrey S. Kay
Cam C. Hoang	William T. Teten
Dorsey & Whitney LLP	Fenimore, Kay, Harrison & Ford, LLP
50 South Sixth Street	812 San Antonio Street
Minneapolis, Minnesota 55402	Suite 600
(612) 340-2600	Austin, Texas 78701
(512) 583-5909

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "small reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒         Accelerated filer ☐          Non-accelerated filer ☐ (do not check if smaller reporting company)
Smaller reporting company ☐     Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐      Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $1.00 par value	3,851,003(1)	N/A	$72,232,777(2)	$8,993
(1)

Represents the maximum number of shares to be issued pursuant to the Agreement and Plan of Merger dated as of December 12, 2017 (the "merger agreement"), between the registrant and First Bank Lubbock Bancshares, Inc. ("FBLB"), computed by multiplying the fixed exchange ratio of 3.0934 shares of the registrant's common stock to be exchanged for each share of FBLB common stock, by the total number of shares of FBLB common stock issued and outstanding (1,083,275), which equals 3,351,003 shares of the registrant's common stock, and then adding 500,000 shares in case the registrant exercises its "top-up" option as described in this Registration Statement.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(2) and (f)(3) of Regulation C under the Securities Act of 1933, as amended, and computed by multiplying the total number of shares of FBLB common stock issued and outstanding (1,083,275) by the book value per share of FBLB common stock as of December 31, 2017 ($82.84), and deducting the aggregate amount of cash merger consideration and payments to be made to holders of FBLB stock appreciation rights of $17,505,724 (which amount is based on the assumption that there will be no adjustments to the cash merger consideration) therefrom.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED MARCH 19, 2018
FIRST BANK LUBBOCK BANCSHARES, INC.
PROPOSED MERGER-YOUR VOTE IS VERY IMPORTANT

Dear Shareholder of First Bank Lubbock Bancshares, Inc.:
We are happy to advise you that the board of directors of First Bank Lubbock Bancshares, Inc. ("FBLB") has unanimously approved the merger (the "merger") of FBLB into Heartland Financial USA, Inc. ("Heartland") in accordance with an Agreement and Plan of Merger dated as of December 12, 2017 (the "merger agreement"). Before we can complete the merger, we must obtain the approval of the FBLB shareholders. We are sending you this proxy statement/prospectus to ask you to vote in favor of approval and adoption of the merger agreement. The FBLB board of directors unanimously recommends that you vote "FOR" approval and adoption of the merger agreement.
In the merger, FBLB will merge with and into Heartland, and FBLB shareholders will receive merger consideration of 3.0934 shares of Heartland common stock and approximately $4.01 in cash for each share of FBLB common stock, subject to certain adjustments described below.
The exchange ratio for the stock component of the merger consideration is fixed and will not be adjusted to reflect changes in the price of Heartland common stock occurring prior to the completion of the merger. However, if the price of Heartland common stock drops below certain levels, as described under the section titled "The Merger Agreement—Termination" in this proxy statement/prospectus, FBLB may exercise a "walk-away" right to terminate the merger agreement unless Heartland increases the exchange ratio or cash component of the merger consideration by exercising a "top-up" option.
The stock component of the merger consideration will be subject to a tax holdback of 0.3586 shares of Heartland common stock per share of FBLB common stock (the "tax holdback") if FBLB has not received certain rulings from the Internal Revenue Service prior to the effective time of the merger. The amount of Heartland common stock in the tax holdback may not be paid, or only partially paid, to FBLB shareholders if Heartland incurs a tax loss because FBLB failed to qualify as an "S corporation" or any of FBLB's subsidiaries failed to qualify as a "qualified subchapter S subsidiary" (within the meaning of the Internal Revenue Code of 1986, as amended, or comparable provisions of state, local or other tax law) prior to the effective time of the merger. A claim against the tax holdback may reduce the number of shares of Heartland stock that will be issued in the merger by up to 0.3586 shares for each share of FBLB common stock.

Pursuant to the merger agreement, the aggregate amount of the cash component of the merger consideration paid to FBLB shareholders will be $17,505,724, less amounts payable under award agreements for FBLB stock appreciation rights ("SARs") granted to executive officers and other employees of FirstBank & Trust Company, FBLB's wholly owned banking subsidiary. Based on the value of the merger consideration as of March 15, 2018 (the last practicable trading date prior to the date of this proxy statement/prospectus), the aggregate amount of such SAR payments is anticipated to be approximately $13.2 million.

In addition, the aggregate cash component of the merger consideration is subject to certain adjustments. If FBLB’s Adjusted Tangible Common Equity (as defined on page 36) is less than $83.0 million on the last business day of the month immediately preceding the month in which the closing date of the merger occurs (the “determination date”), then the cash component of the merger consideration will be reduced by the amount by which FBLB’s Adjusted Tangible Common Equity is less than $83.0 million. If FBLB’s Adjusted Tangible Common Equity is greater than $85.0 million on the determination date, then the cash component of the merger consideration will be increased by the amount, up to $5.0 million, by which FBLB’s Adjusted Tangible Common Equity is greater than $85.0 million.

Based on the closing price of a share of Heartland common stock as of December 11, 2017 (the last trading day before the merger agreement was executed) of $50.15, the aggregate merger consideration payable to FBLB shareholders was valued at approximately $174.0 million, or $160.65 for each share of FBLB common stock. Based on the price of a share of Heartland common stock as of March 15, 2018 (the last practicable trading date before the date of this proxy statement/prospectus) of $55.35, the aggregate merger consideration payable to FBLB shareholders was valued at approximately $189.8 million, or

$175.23 for each share of FBLB common stock. These valuations are based on the assumptions that no adjustments will be made to the cash component of the aggregate merger consideration based on FBLB's Adjusted Tangible Common Equity and no claims will be made by Heartland against the tax holdback. Heartland common stock is listed on the Nasdaq Global Select Market under the symbol "HTLF." Because the market price for Heartland common stock and the Adjusted Tangible Common Equity of FBLB will fluctuate prior to the effective date of merger, the value of the actual consideration you will receive may be different from the amounts described above.

To complete the merger, we must receive regulatory approvals, and the holders of two-thirds of the issued and outstanding shares of FBLB common stock entitled to vote must approve and adopt the merger agreement. FBLB will hold a special meeting of shareholders to vote on this merger proposal. Your vote is important. Whether or not you plan to attend the special meeting, please submit your proxy with voting instructions for your shares of FBLB common stock in accordance with the instructions contained in this proxy statement/prospectus. If you mark "ABSTAIN" on your proxy card or do not vote your shares of FBLB common stock, it will have the same effect as voting against the merger.
We urge you to read this proxy statement/prospectus carefully before voting, including the section titled "Risk Factors" beginning on page 13. This proxy statement/prospectus gives you detailed information about the merger and includes a copy of the merger agreement as Appendix A.

Sincerely,

/s/ Barry Orr
Barry Orr Chairman, President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
These securities are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
The date of this proxy statement/prospectus is April , 2018, and it is first being mailed to FBLB shareholders on or about April , 2018.

FIRST BANK LUBBOCK BANCSHARES, INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY , 2018

First Bank Lubbock Bancshares, Inc. ("FBLB") will hold a special meeting (the "special meeting") of its shareholders at the FirstBank & Trust Company Operations Center located at 9826 Slide Road, Lubbock,Texas 79424, at 4:00 p.m. local time on May , 2018, to consider and vote upon the following matters:

•
a proposal to approve and adopt the merger agreement, dated as of December 12, 2017 (the "merger agreement"), between Heartland Financial USA, Inc. ("Heartland") and FBLB, as it may be amended from time to time, pursuant to which FBLB will merge (the "merger") with and into Heartland; and

•	a proposal to adjourn the FBLB special meeting, if necessary or appropriate.
Upon completion of the merger, each share of FBLB common stock will be converted into the right to receive shares of Heartland common stock and cash. This proxy statement/prospectus contains a detailed discussion of the merger and certain related transactions, and a copy of the merger agreement is included as Appendix A to this proxy statement/prospectus.
The board of directors has fixed the close of business on March , 2018 as the record date for the special meeting. Holders of record of FBLB common stock at such time are entitled to notice of, and to vote at, the special meeting and any adjournment or postponement of the special meeting.
The FBLB board of directors has unanimously approved the merger agreement and unanimously recommends that holders of FBLB common stock vote "FOR" approval and adoption of the merger agreement.
FBLB shareholders who do not vote in favor of the merger agreement and who strictly comply with Chapter 10, Subchapter H of Title 1 of the Texas Business Organizations Code have the right to assert dissenters’ rights under that statute. For a description of the procedures that must be followed to make written demand for dissenters’ rights, see the copy of the statutes which are attached as Appendix B to this proxy statement/prospectus. In addition, a summary of the procedures to be followed in order to obtain payment for dissenting shares is set forth under the section titled "Dissenters' Rights of FBLB Shareholders" in this proxy statement/prospectus.
Whether or not you plan to attend the special meeting, please submit your proxy with voting instructions for your shares of FBLB common stock. To submit your proxy by mail, please complete, sign, date and return the accompanying proxy form in the enclosed self-addressed, stamped envelope. Any holder of FBLB common stock present at the special meeting may vote in person instead of by proxy, and a proxy may be revoked in writing at any time before the special meeting. The presence of a shareholder at the special meeting will not automatically revoke that shareholder’s proxy. A shareholder may revoke a proxy at any time prior to the voting of such proxy on any matter (without, however, affecting any vote taken prior to such revocation) by (i) filing with the Corporate Secretary of FBLB a written notice of revocation, (ii) delivering to FBLB a duly executed proxy bearing a later date, or (iii) attending the meeting and voting in person.

Sincerely,

/s/ Barry Orr
Barry Orr Chairman, President and Chief Executive Officer

Your vote is important. Please complete, sign, date and return your proxy form, whether or not you plan to attend the special meeting

REFERENCES TO ADDITIONAL INFORMATION
This proxy statement/prospectus incorporates important business and financial information about Heartland Financial USA, Inc. ("Heartland") from documents that are not included in or delivered with this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus and other filings of Heartland by requesting them in writing or by telephone from Heartland at the following address:
Heartland Financial USA, Inc.
1398 Central Avenue
P.O. Box 778
Dubuque, Iowa 52004-0778
Attention: Michael J. Coyle, Corporate Secretary
(Telephone (563) 589-2100)

You will not be charged for any of these documents that you request. Shareholders of First Bank Lubbock Bancshares, Inc. ("FBLB") requesting documents should do so by May , 2018 in order to receive them before the special meeting.
See the section titled "Where You Can Find More Information" beginning on page 55.
You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus in determining whether to vote in favor of the proposed merger of FBLB with and into Heartland. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated April , 2018. You should not assume that the information contained in, or incorporated by reference into, this proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this proxy statement/prospectus to FBLB shareholders nor the issuance by Heartland of common stock in connection with the merger of Heartland and FBLB will create any implication to the contrary.

ii

iii

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER
The following sections include questions and answers that address some commonly asked questions about the merger and the special meeting of FBLB shareholders and summary information regarding the merger agreement and the merger. They may not include all the information that may be important to you. You should read the entire document carefully, including the Appendices, and any additional documents incorporated by reference into this proxy statement/prospectus to fully understand the merger agreement and the transactions contemplated thereby, including the merger, the issuance of Heartland common stock in connection with the merger, the proposals to the considered at the special meeting, and the voting procedures for the special meeting.

Q:	What is the merger?

A:
Heartland and FBLB entered into the merger agreement on December 12, 2017. Under the merger agreement, FBLB will merge with and into Heartland, with Heartland continuing as the surviving corporation. A copy of the merger agreement is attached as Appendix A to this proxy statement/prospectus. The merger cannot be completed unless, among other things, the parties receive all necessary regulatory approvals to consummate the merger, and the holders of at least two-thirds of the issued and outstanding shares of FBLB common stock vote "FOR" the merger proposal at the special meeting.

Q:	Why am I receiving this proxy statement/prospectus?

A:
Heartland and FBLB are delivering this document to you for two purposes. First, FBLB has called a special meeting of its shareholders to consider the merger proposal, among other things. This document serves as proxy statement for the meeting and describes the proposals to be presented at the meeting. It also constitutes a notice with respect to the meeting. In addition, this document is a prospectus that is being delivered to FBLB shareholders because Heartland is offering shares of its common stock to FBLB shareholders in connection with the merger. This proxy statement/prospectus contains important information about the merger, the proposals being voted on at the special meeting and an investment in Heartland common stock. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares of common stock voted by proxy without attending the special meeting. Your vote is important, and FBLB encourages you to submit your proxy as soon as possible.

Q:	When and where are the special meeting?

A:	The special meeting will be held at the FirstBank & Trust Operations Center, located at 9826 Slide Road, Lubbock, Texas 79424 on Thursday, May , 2018 at 4:00 p.m., local time.

Q:	What are FBLB shareholders being asked to vote on at the special meeting?

A:	FBLB is soliciting proxies from its shareholders with respect to the following matters:

•	A proposal to approve and adopt the merger agreement, as it may be amended from time to time; and

•	A proposal to adjourn the FBLB special meeting, if necessary or appropriate.

Q:	What will FBLB shareholders be entitled to receive in the merger?

A:
If the merger is completed, FBLB shareholders will be entitled to receive cash and Heartland common stock in exchange for their shares of FBLB common stock. For a summary of the merger consideration, see the section titled "Summary—What You Will Receive In The Merger," beginning on page 4.

Q:	What is the value of the merger consideration?

A:
The value of the merger consideration will fluctuate between the date of this proxy statement/prospectus and the completion of the merger based on the value of Heartland common stock and certain other potential adjustments. Based on the price of a share of Heartland common stock as of March 15, 2018 (the last practicable trading date before the date of this proxy statement/prospectus) of $55.35, the merger consideration to be received by FBLB shareholders was valued in the aggregate amount of approximately $189.8 million, or $175.23 for each per share of FBLB common stock. This valuation assumes the anticipated cost to cash out employee stock appreciation rights ("SARs") as of March 15, 2018, no adjustments to the cash merger consideration based on FBLB’s Adjusted Tangible Common

Equity and the distribution to FBLB shareholders of all shares of Heartland common stock subject to the tax holdback. Because the market price for Heartland common stock and the Adjusted Tangible Common Equity of FBLB will fluctuate prior to the merger, the value of the actual consideration you will receive may be different from the amounts described above. See the section titled "Summary—What You Will Receive In The Merger" beginning on page 4.

Q:	Who is entitled to vote at the special meeting?

A:
The FBLB board of directors has fixed the close of business on March , 2018 as the record date for the special meeting. Accordingly, if you were a record shareholder at that time, you are entitled to notice of and to vote at the special meeting. As of March , 2018, there were 1,083,275 shares of FBLB common stock issued and outstanding and held of record by 128 shareholders.

Q:	What constitutes a quorum for the special meeting?

A:
The presence in person or by proxy of holders of at least a majority of the issued and outstanding shares of FBLB common stock entitled to be voted at the special meeting constitutes a quorum for transacting business at the special meeting. All shares of FBLB common stock present in person or represented by proxy, including abstentions, if any, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the special meeting.

Q:	What is the vote required to approve each proposal at the special meeting?

A:
The affirmative vote of not less than two-thirds of the outstanding shares of FBLB common stock is required to approve the merger proposal. If you mark "ABSTAIN" on your proxy card, fail to submit a proxy card or fail to vote in person at the special meeting, it will have the effect of a vote "AGAINST" the proposal.

The affirmative vote of a majority of votes cast on the proposal at the special meeting is required to approve the adjournment proposal. If you mark "ABSTAIN" on your proxy card, fail to submit a proxy card or fail to vote in person at the special meeting, it will have no effect on the proposal.

Q:	How does the FBLB board of directors recommend that I vote at the special meeting?

A:
The FBLB board of directors unanimously recommends that you vote "FOR" the merger proposal and "FOR" the adjournment proposal. For a discussion of the factors considered by the FBLB board of directors in reaching its decision to approve the merger agreement, see the section titled "Background and Reasons for the Merger—FBLB's Reasons for the Merger."

Q:	What do I need to do now?

A:
After you have carefully read this proxy statement/prospectus and have decided how you wish to vote your shares, please complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible.

Q:	How do I vote if I own shares through the FBLB Employee Stock Ownership with 401(k) Provisions Plan?

A:
If you hold FBLB common stock beneficially through the Employee Stock Ownership with 401(k) Provisions Plan (the "KSOP"), you will receive separate voting instructions from the trustees who administer the KSOP. If you follow those instructions, you will be able to direct the trustees with respect to the manner in which you would like your shares voted on the merger proposal.

Q:	Do I have dissenters' rights?

A:
Yes. FBLB shareholders may exercise dissenters' rights in connection with the merger. For further information, see "Summary—You Have Dissenters' Rights Under the TBOC" and "Dissenters' Rights of FBLB Shareholders," which discussions are qualified by the full text of the provisions of the Texas Business Organizations Code ("TBOC") relating to rights of dissent set forth in Appendix B to this proxy statement/prospectus.

Q:	Why is my vote important?

A:
If you do not vote, it will be more difficult for FBLB to obtain the necessary quorum to hold the special meeting and to obtain approval of the proposals to be voted upon at the special meeting. In addition, your failure to vote will have the effect of a vote AGAINST the merger proposal. The FBLB board of directors unanimously recommends that you, as a FBLB shareholder, vote "FOR" the merger proposal.

Q:	Can I attend the special meeting and vote my shares in person?

A:
Yes. All shareholders of FBLB are invited to attend and vote at the special meeting, and voting by proxy will not affect your ability to attend the meeting and vote in person. However, voting by proxy will enable us to ensure the presence of a quorum to conduct business at the special meeting in the event that you intend, but are unable, to attend the meeting. Accordingly, FBLB encourages you to vote by proxy, even if you expect to attend the meeting in person.

Q:	Can I change my vote?

A:
Yes. You may change your vote or revoke any proxy at any time before it is voted by (1) sending a written notice to the Corporate Secretary of FBLB, stating that you are revoking your proxy; (2) completing and submitting a new proxy form, which form is actually received by the Corporate Secretary prior to the vote at the special meeting; or (3) attending the special meeting and voting in person (although your presence at the meeting, without voting, will not automatically revoke your proxy).

Q:	Should I send in my FBLB stock certificates now?

A:
No. Please do not send in your FBLB stock certificates at this time or with your proxy. After the merger is completed, Heartland’s exchange agent will send you instructions for exchanging FBLB stock certificates for the merger consideration.

Q:	When do you expect to complete the merger?

A:
Heartland and FBLB currently expect to complete the merger in the second quarter of 2018. However, neither Heartland nor FBLB can assure you of when or if the merger will be completed. Before the merger is completed, FBLB must obtain the approval of its shareholders for the merger proposal, necessary regulatory approvals must be obtained and certain other closing conditions must be satisfied.

Q:	Where can I find information about Heartland and FBLB?

A:
You can find more information about Heartland in the section titled "Information About Heartland" and from the various sources described under "Where You Can Find More Information." You can find more information about FBLB in the section titled "Information About FBLB."

Q:	Whom should I call with questions?

A:
If you have any questions about the merger, the special meeting or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need help voting your shares of FBLB common stock, please contact:

Barry Orr
Chairman, President and Chief Executive Officer
First Bank Lubbock Bancshares, Inc.
9816 Slide Road
Lubbock, Texas 79424
(806) 788-0800

SUMMARY
This summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that may be important to you. We urge you to read carefully this entire document and the other documents to which we refer in order to understand fully the merger and any related transactions. In addition, important business and financial information about Heartland is incorporated by reference in this proxy statement/prospectus. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section titled "Where You Can Find More Information" beginning on page 55. Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.
FBLB and Heartland (Pages 45 to 48).
FBLB. FBLB is a bank holding company headquartered in Lubbock, Texas. Through its wholly-owned banking subsidiary, FirstBank & Trust Company, a Texas state non‑member bank ("FB&T"), FBLB provides a broad range of financial products and services tailored to meet the needs of small to medium-sized businesses, professionals and retail customers who live or do business in its markets. FB&T operates from eight locations in West Texas, with four banking offices in Lubbock, Texas and one banking office in each of Tahoka, Wilson, Colorado City and Snyder, Texas. Through its subsidiary, PrimeWest Mortgage Corporation ("PrimeWest"), FB&T also engages in mortgage lending in Lubbock, the Permian Basin and across parts of north Texas. As of December 31, 2017, FBLB had approximately $930.1 million in total assets, total loans held to maturity of $669.3 million, total deposits of $821.7 million and shareholders’ equity of $89.4 million.
FBLB's principal executive office is located at 9816 Slide Road, Lubbock, Texas 79424, and its telephone number is (806) 788-2800.
Heartland. Heartland is a publicly-held, multi-bank bank holding company headquartered in Dubuque, Iowa with 10 bank subsidiaries in the States of Iowa, Illinois, Wisconsin, New Mexico, Arizona, Montana, Colorado, Minnesota, Missouri, Kansas, Texas and California. Together, Heartland’s banking subsidiaries operated a total of 118 banking locations as of March 2, 2018. Heartland also has an active consumer finance subsidiary with offices in Iowa, Illinois and Wisconsin. At December 31, 2017, Heartland had approximately $9.81 billion of total assets, total loans held to maturity of $6.39 billion, total deposits of $8.15 billion and common stockholders’ equity of $990.5 million.
Heartland was formed as an Iowa corporation in 1981 and reincorporated in Delaware in 1993. Heartland’s principal executive office is located at 1398 Central Avenue, Dubuque, Iowa 52001, and its telephone number is (563) 589‑2100.
FBLB Will be Merged into Heartland (Page 35).
We encourage you to read the merger agreement, which is attached as Appendix A to this proxy statement/prospectus. The merger agreement provides that FBLB will be merged with and into Heartland. Heartland will survive the merger, and the separate corporate existence of FBLB will cease. At the effective time of the merger, FB&T will become a wholly-owned subsidiary of Heartland, and will continue to operate under its present brand and management team as Heartland’s 11th state-chartered bank.
What You Will Receive in the Merger (Pages 35 to 37).
You will receive merger consideration of 3.0934 shares of Heartland common stock and, based on the closing price of a share of Heartland common stock on March 15, 2018 (the last practicable trading date before the date of this proxy statement/prospectus) of $55.35, approximately $4.01 in cash for each share of FBLB common stock you own, subject to certain adjustments described below. The exchange ratio for the stock component of the merger consideration is fixed and will not be adjusted to reflect changes in the price of Heartland common stock occurring prior to the completion of the merger. However, if the price of Heartland common stock drops below certain levels, as described under the section titled "The Merger Agreement—Termination," FBLB may exercise a "walk-away" right to terminate the merger agreement unless Heartland increases the exchange ratio or cash component of the merger consideration by exercising a "top-up" option.
The stock component of the merger consideration is subject to a tax holdback of 0.3586 shares of Heartland common stock for each share of FBLB common stock (or an aggregate of 388,506 shares of Heartland common stock), if FBLB has not received certain rulings from the IRS prior to the effective time of the merger. The amount of the tax holdback may not be paid, or only be partially paid, to FBLB shareholders if Heartland incurs a tax loss because FBLB failed to qualify as an "S corporation" or any of FBLB’s subsidiaries failed to qualify as a "qualified subchapter S subsidiary" (within the meaning of the

Code or comparable provisions of state, local or other tax law) prior to the effective time of the merger. A claim against the tax holdback may reduce the shares of Heartland common stock that will be issued in the merger by up to 0.3586 shares for each share of FBLB common stock. To the extent that Heartland or any of its subsidiaries incurs a tax loss based on the circumstances described above, Heartland will be indemnified for any such tax loss. The tax holdback will be the sole source from which Heartland may satisfy any indemnification claim. Any portion of the shares of Heartland common stock subject to the tax holdback not used to compensate Heartland for a tax loss will be released to Barry Orr, as representative of the former holders of shares of FBLB common stock (the "Stockholder Representative"), for the benefit of and for distribution to such former FBLB shareholders. Such shares of Heartland common stock will be released on the earliest of receipt by FBLB of an IRS ruling in form and substance reasonably satisfactory to Heartland or on the applicable release dates, subject in the case of each release date to later distribution upon the resolution of any pending tax claims.
In addition, the aggregate amount of the cash component of the merger consideration is subject to certain adjustments. If FBLB’s Adjusted Tangible Common Equity (as defined on pages 36 and 37) is less than $83.0 million on the last business day of the month immediately preceding the month in which the closing date of the merger occurs (the “determination date”), then the aggregate amount of cash component of the merger consideration will be reduced by the amount by which FBLB’s Adjusted Tangible Common Equity is less than $83.0 million. If FBLB’s Adjusted Tangible Common Equity is greater than $85.0 million on the determination date, then the aggregate amount of cash component of the merger consideration will be increased by the amount, up to $5.0 million, by which FBLB’s Adjusted Tangible Common Equity is greater than $85.0 million.

Based on the closing price of a share of Heartland common stock as of December 11, 2017 (the last trading date before the merger agreement was executed) of $50.15, the aggregate merger consideration to be received by FBLB shareholders was valued at approximately $174.0 million, or $160.65 for each share of FBLB common stock. Based on the price of a share of Heartland common stock as of March 15, 2018 (the last practicable trading date before the date of this proxy statement/prospectus) of $55.35, the aggregate merger consideration to be received by FBLB shareholders was valued at approximately $189.8 million, or $175.23 for each share of FBLB common stock. These valuations are based on the assumption that no adjustments will be made to the cash component of the merger consideration based on FBLB's Adjusted Tangible Common Equity and no claims will be made against the tax holdback. Heartland common stock is listed on the Nasdaq Global Select Market under the symbol "HTLF." Because the market price for Heartland common stock and the Adjusted Tangible Common Equity of FBLB will fluctuate prior to completion of the merger and shares of Heartland common stock subject to the tax holdback may or may not be issued to FBLB shareholders, the value of the actual consideration you will receive may be different from the amounts described above.
FBLB's board of directors unanimously recommends that you vote "FOR" the approval and adoption of the merger agreement (Pages 20 to 22).
The board of directors of FBLB believes that the merger is in the best interests of FBLB and its shareholders and has unanimously approved the merger agreement. For a discussion of the factors considered by the FBLB board of directors in reaching its decision to approve the merger agreement, see the section titled "Background and Reasons for the Merger—FBLB's Reasons for the Merger and Recommendation of the FBLB Board."
Opinion of FBLB Financial Advisor (Pages 22 to 27).
In deciding to approve the merger, the board of directors of FBLB considered the opinion of its financial advisor, Stephens Inc. ("Stephens"). On December 12, 2017, the board of directors of FBLB received a written opinion from Stephens to the effect that, as of December 12, 2017 and subject to the assumptions and qualifications set forth in the opinion, the consideration to be received by the disinterested shareholders of FBLB in the merger was fair, from a financial point of view. A copy of this opinion is attached to this proxy statement/prospectus as Appendix C. FBLB shareholders should read the opinion completely and carefully to understand the assumptions made, matters considered and limitations on the review undertaken by Stephens in providing its opinion.
Regulatory Approvals Required for the Merger (Page 29).
The completion of the merger is subject to the receipt of approvals from the FRB and TDB and the expiration of all required waiting periods, and each of Heartland and FBLB has agreed to cooperate with the other to obtain all regulatory approvals and authorizations required to complete the merger. Although the parties expect to receive all required regulatory approvals in a timely manner, they cannot be certain when or if the approvals will be obtained or, if obtained, whether the approvals will contain terms, conditions or restrictions not currently contemplated that will be detrimental to Heartland or FB&T after the completion of the merger.

Conditions That Must Be Satisfied or Waived for the Merger to Occur (Pages 39 to 40).
The parties currently expect to complete the merger in the second quarter of 2018. As more fully described in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others:

•	The approval of the merger agreement by the requisite vote of the shareholders of FBLB;

•	The receipt of all required regulatory approvals;

•
The absence of any government action that would restrain or prohibit the merger, prohibit ownership by Heartland of a material portion of FBLB’s business or assets, or required Heartland to divest any of its or FBLB’s businesses or assets;

•	The exercise of dissenters’ rights by the holders of not more than 7.5% of the issued and outstanding shares of FBLB common stock;

•	The effectiveness of the registration statement of which this proxy statement/prospectus is a part;

•	The truth and correctness of the representations and warranties of each other party to the merger agreement, subject to the materiality standards contained in the merger agreement;

•	The performance by each party in all material respects of their obligations under the merger agreement;

•	The receipt by FBLB of a legal opinion from its special counsel that the merger will qualify as a tax-free reorganization under Section 368(a) of the Code;

•	The employment agreements by and among Heartland, FBLB, FB&T and each of Barry Orr and Greg Garland being in full force and effect; and

•	The execution and delivery by the directors of FBLB of support agreements in favor of Heartland and FB&T.

The parties cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.
Termination Provisions of the Merger Agreement (Pages 41 to 42).
Heartland or FBLB may terminate the merger agreement:

•	if the boards of directors of Heartland and FBLB mutually consent to the termination of the merger agreement;

•	if there is a law or governmental order that prohibits the merger; or

•	if a governmental entity has denied the approval of the merger on a final and non-appealable basis.

FBLB may also terminate the merger agreement:

•	if the merger has not been completed by July 31, 2018, unless FBLB has failed to comply fully with its obligations under the merger agreement;

•
if Heartland has or will have breached any representation, warranty or agreement in any material respect and such breach cannot be or is not cured within 30 days after written notice of the breach is given;

•	if holders of at least two-thirds of the issued and outstanding shares of FBLB common stock fail to approve the merger at the special meeting; or

•	FBLB has breached any of the provisions of its covenant not to solicit superior proposals.
FBLB also may terminate the merger agreement pursuant to a "walk-away" right at any time within five business days after the determination date, if both of the following conditions are met:

•
the volume weighted average closing price of Heartland common stock during the 15 trading days ending on, and including, the trading day immediately preceding the 10th day prior to the determination date (the "Heartland determination date stock price") is below $41.37; and

•
the ratio of the Heartland determination date stock price to $50.15, the closing price of Heartland common stock on the trading day immediately prior to the date of the merger agreement, is less than the ratio of the average daily closing value of the KBW Nasdaq Regional Banking Index (^KRX) (the "Index") during the same time period used to calculate the Heartland determination date stock price, to the closing value of the Index on the trading day immediately prior to the date of the merger agreement, after subtracting 0.175 from the second ratio.

However, FBLB's written notice to terminate the merger agreement will have no force and effect if Heartland exercises its "top-up" option and agrees in writing within five business days to increase the original exchange ratio to an amount equal to:

•	the original exchange ratio (3.0394 shares of Heartland common stock for each share of FBLB common stock), divided by the Heartland determination date stock price, and

•	multiplied by $41.37.

Alternatively, Heartland may retain the original exchange ratio, and increase cash consideration so that FBLB shareholders are entitled to receive the same value for each share of FBLB common stock as the holder would have received had the original exchange ratio been increased as described above. Because the "walk-away" formula is dependent on the future price of Heartland common stock and the Index, it is not possible to determine what the adjusted merger consideration would be at this time, but, in general, more cash or more shares of Heartland common stock would be issued to take into account the extent to which the Heartland determination date stock price is less than $41.37.

Heartland may terminate the merger agreement:

•	if the merger has not been completed by July 31, 2018, unless Heartland has failed to comply fully with its obligations under the merger agreement;

•
if FBLB has or will have breached any representation, warranty or agreement in any material respect and such breach cannot be or is not cured within 30 days after written notice of the breach is given;

•	if holders of at least two-thirds of the issued and outstanding shares of FBLB common stock fail to approve the merger at the special meeting; or

•
if any of the mutual conditions or Heartland's conditions to complete the merger become impossible to satisfy (other than through a failure of Heartland to comply with its obligations under the merger agreement).

In certain events of termination, where a party has materially breached its obligations under the merger agreement, and the breach cannot be cured in a 30-day period, or where the merger agreement has not been adopted by the requisite vote of the FBLB shareholders, the breaching party must reimburse the other party for out-of-pocket expenses not to exceed $750,000 in the aggregate.
FBLB must pay a termination fee of $7.4 million in cash if the merger agreement is terminated:

•	by FBLB because it has determined to enter into an agreement with another acquirer that has submitted a superior proposal;

•	by Heartland if FBLB has breached its agreement to call a meeting of shareholders and to recommend that its shareholders adopt the merger agreement at such meeting; or

•	FBLB has breached any of the provisions of its covenant not to solicit superior proposals.
If FBLB is required to pay the termination fee, FBLB will not be obligated to reimburse Heartland for its out-of-pocket expenses.

You have Dissenters' Rights under the Texas Business Organizations Code (Pages 33 to 35).

FBLB shareholders are entitled to dissenters’ rights under Chapter 10, Subchapter H of the TBOC. As a result, if the merger is completed, you are entitled to obtain payment equal to the fair value of your shares of common stock instead of the per share merger consideration. The ultimate amount you receive in an appraisal proceeding may be less than, equal to or more than the amount you would have received under the merger agreement. To exercise your dissenters’ rights, you must submit a written objection to the merger to FBLB before the vote is taken on the merger agreement, vote "AGAINST" the proposal to approve the merger agreement, and submit a written demand for appraisal after the vote is taken on the merger agreement. Your failure to follow exactly the procedures specified under the TBOC may result in the loss of your dissenters’ rights. If you hold your shares of common stock through a nominee and you wish to exercise dissenters’ rights, you should consult with your nominee to determine the appropriate procedures for the making of a demand for appraisal by your nominee. In light of the complexity of the TBOC, shareholders who may wish to pursue dissenters’ rights should consult their legal and financial advisors. See the section titled "Dissenters’ Rights of FBLB Shareholders" in this proxy statement/prospectus and the text of Chapter 10, Subchapter H of the TBOC reproduced in its entirety as Appendix B to this proxy statement/prospectus.

The Interests of Certain Executive Officers and Directors of FBLB May Be Different from the Interests of FBLB’s Shareholders Generally (Pages 28 to 29).

Certain executive officers and directors of FBLB have interests in the merger that are different from, or in addition to, those of FBLB’s shareholders generally. For a more complete description of these interests, please see “Background and Reasons for the Merger—Certain Interests of FBLB Directors and Executive Officers in the Merger” beginning on page 28. These interests and arrangements may cause the directors and executive officers to view the merger proposal differently than you may view it. FBLB’s board of directors was aware of these interests and considered them, among other matters, when making a decision to approve the merger agreement and recommend that FBLB shareholders approve the merger agreement.
United States Federal Income Tax Consequences (Pages 29 to 32).
The merger is intended to qualify as a reorganization under Section 368(a) of the Code, and the obligations of FBLB to complete the merger are subject to the receipt of the opinion of Fenimore, Kay, Harrison & Ford, LLP, special counsel to FBLB, that the merger will qualify as a "reorganization" under Section 368(a) of the Code. FBLB does not currently intend to waive this opinion condition to its obligation to complete the merger.

Assuming the merger is consummated in accordance with the terms and conditions of the merger agreement, without any waiver of those terms and conditions, and further assuming the accuracy at the effective time of certain assumptions and representations as to factual matters, the merger will qualify as a reorganization under Section 368 of the Code. Accordingly, U.S. Holders (as defined in the section of this proxy statement/prospectus titled "Regulatory Matters and Tax Consequences and Accounting Treatment of the Merger—Material U.S. Federal Income Tax Consequences of the Merger" beginning on page 29) will not recognize gain or loss for U.S. federal income tax purposes on the exchange of their FBLB common stock for Heartland common stock (including Heartland common stock, if any, received by U.S. Holders that is subject to the tax holdback). U.S. Holders will recognize gain, but not loss, with respect to cash received in the merger, including any cash received in lieu of fractional shares.

The material federal income tax consequences of the merger to U.S. Holders are described further in the section titled "Regulatory Matters and Tax Consequences and Accounting Treatment of the Merger—Material U.S. Federal Income Tax Consequences of the Merger." The tax consequences of the merger and the tax holdback are complex. FBLB shareholders should consult their own tax advisors regarding the tax consequences of the merger and the tax holdback to them in light of their particular circumstances, including the tax consequences under state, local, foreign and other tax laws.
Comparative Per Share Data
The following table presents comparative historical per share data of Heartland and FBLB and unaudited pro forma per share data that reflect the combination of Heartland and FBLB using the purchase method of accounting:

	As of and for the Year Ended December 31, 2017
	Heartland	FBLB(1)	Pro Forma Combined(1)	Equivalent Pro Forma(1)(2)
Net income per share
Basic	$2.67	$12.70	$2.82	$8.72
Diluted	2.65	12.70	2.80	8.66
Dividends per common share(3)	0.51	6.58	0.68	2.12
Book value per common share	33.07	82.84	32.44	100.35

(1)
FBLB is taxed as an "S corporation" under the Code. The basic and diluted net income per share data presented in the table under the headings "FBLB," "Pro Forma Combined" and "Equivalent Pro Forma" were calculated using net income per share of FBLB determined on an after-tax basis at an assumed income tax rate of 35% in order to present FBLB's net income per share on a basis comparable to the net income per share data shown for Heartland. Because FBLB is an "S corporation," its actual basic and diluted income per share was $19.54 for the year ended December 31, 2017.

(2)	The data under the heading "Equivalent Pro Forma" was determined by multiplying the amounts under the "Pro Forma Combined" heading by the fixed exchange ratio of 3.0934.

(3)
Dividends per common share of FBLB included an amount equal to approximately 40% of FBLB's net income to provide FBLB shareholders with funds to pay their federal income tax obligations on their proportionate share of FBLB's net income.

Heartland expects it will incur merger and integration charges as a result of the merger. Heartland also anticipates that the merger will provide Heartland with financial benefits that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, although helpful in illustrating the financial characteristics of Heartland after the merger under one set of assumptions, does not reflect these expenses or benefits. Accordingly, the pro forma information is not intended to predict future results. The pro forma financial information also does not necessarily reflect what the historical results of Heartland would have actually been had Heartland and FBLB been combined as of the date and for the year presented.

Market Price Information
Heartland common stock is quoted on the Nasdaq Global Select Market under the symbol "HTLF." FBLB common stock is not publicly-traded. The following table sets forth the closing sale prices per share of Heartland common stock on December 11, 2017, the last trading day before Heartland and FBLB executed the merger agreement, and on March 15, 2018, the last practicable trading day before the date of this proxy statement/prospectus:

	Closing Sale Price
	Heartland Common Stock	FBLB Common Stock(1)	Equivalent Price per Share of Heartland Common Stock(2)
December 11, 2017	$50.15	$—	$155.13
March 15, 2018	$55.35	$—	$171.22

(1)	There is no active trading market for FBLB common stock.

(2)
The "Equivalent Price per Share of Heartland Common Stock" at each of the specified dates in the table represents the product of the closing sales price of a share of Heartland common stock on such date multiplied by the fixed exchange ratio of 3.0934, which is the number of shares of Heartland common stock that a FBLB shareholder would receive for each share of FBLB common stock. FBLB shareholders should obtain current market price quotations for shares of Heartland common stock prior to making any decisions with respect to approval of the merger.

The market price of Heartland common stock will likely fluctuate between the date of this proxy statement/prospectus and the date on which the merger is completed and thereafter. Because the market price of Heartland common stock is subject to fluctuations, the value of the shares of Heartland common stock that FBLB shareholders will receive in the merger may increase or decrease prior to and after the effective date of the merger.
By voting to approve the merger agreement, holders of FBLB common stock will be choosing to invest in Heartland because they will receive Heartland common stock in partial exchange for their shares of FBLB common stock pursuant to the merger agreement. An investment in Heartland’s common stock involves significant risk. In addition to the other information included in this proxy statement/prospectus, including the matters addressed in the section of this proxy statement/prospectus titled "Forward-Looking Statements" beginning on page 15, FBLB shareholders should carefully consider the matters described below in section titled "Risk Factors" beginning on page 13 of this proxy statement/prospectus when determining whether to approve the merger agreement.
Historical Market Prices and Dividend Information
Heartland. The following table sets forth, for each calendar quarter indicated, the high and low intraday sales prices per share of Heartland common stock, as reported on the Nasdaq Global Select Market, and the dividends paid per share of Heartland common stock:

Calendar Quarter	High	Low	Dividends
2016
First	$32.44	$25.95	$0.10
Second	35.96	29.58	0.10
Third	37.90	33.50	0.10
Fourth	49.15	35.30	0.20
2017
First	$51.70	$44.55	$0.11
Second	52.65	44.15	0.11
Third	50.10	42.10	0.11
Fourth	56.40	46.50	0.18
2018
First (Through March 15, 2018)	$56.05	$50.10	$0.13

The timing and amount of future cash dividends paid on shares of Heartland common stock will depend upon Heartland's earnings, cash requirements and financial condition, applicable government regulations and other factors deemed relevant by Heartland’s board of directors.

FBLB. There is no active trading market for shares of FBLB common stock.
The following table sets forth, for the calendar quarter indicated, the dividends paid per share of FBLB common stock:

Calendar Quarter	Dividends(1)
2016
First	$3.92
Second	—
Third	—
Fourth	—
2017
First	$5.58
Second	1.00
Third	—
Fourth	—
2018
First (Through March 15, 2018)	8.27

(1) FBLB is taxed as an "S corporation" under the Code. As a result, dividends per common share included an amount equal to 40% of FBLB's net income to provide FBLB shareholders with funds to pay their federal income tax obligations on their proportionate share of FBLB's net income.

HEARTLAND SELECTED CONSOLIDATED FINANCIAL DATA
The summary selected consolidated financial data of Heartland presented below as of and for each of the years in the five-year period ended December 31, 2017, is derived from Heartland’s audited historical consolidated financial statements. This financial data is only a summary and should be read in conjunction with the consolidated financial statements and the notes thereto incorporated by reference into this proxy statement/prospectus from Heartland’s Annual Report on Form 10‑K for the fiscal year ended December 31, 2017. The historical results presented below, included elsewhere or incorporated by reference into this proxy statement/prospectus are not necessarily indicative of the future performance of Heartland.

Selected Financial Data

	As of and for the Years Ended December 31,
(Dollars in thousands, except per share data)	2017	2016	2015	2014	2013
Statement of Income Data
Interest income	$363,658	$326,479	$265,968	$237,042	$199,511
Interest expense	33,350	31,813	31,970	33,969	35,683
Net interest income	330,308	294,666	233,998	203,073	163,828
Provision for loan losses	15,563	11,694	12,697	14,501	9,697
Net interest income after provision for loan losses	314,745	282,972	221,301	188,572	154,131
Noninterest income	102,022	113,601	110,685	82,224	89,618
Noninterest expenses	297,675	279,668	251,046	215,800	196,561
Income taxes	43,820	36,556	20,898	13,096	10,335
Net income	75,272	80,349	60,042	41,900	36,853
Net income available to noncontrolling interest, net of tax	—	—	—	—	(64)
Net income attributable to Heartland	75,272	80,349	60,042	41,900	36,789
Preferred dividends and discount	(58)	(292)	(817)	(817)	(1,093)
Interest expense on convertible debt	12	51	—	—	—
Net income available to common stockholders	$75,226	$80,108	$59,225	$41,083	$35,696

Per Common Share Data
Net income-diluted	$2.65	$3.22	$2.83	$2.19	$2.04
Cash dividends	$0.51	$0.50	$0.45	$0.40	$0.40
Dividend payout ratio	19.25%	15.53%	15.90%	18.26%	19.61%
Book value per common share (GAAP)	$33.07	$28.31	$25.92	$22.40	$19.44
Tangible book value per common share (non-GAAP)(1)	$23.99	$22.55	$20.57	$19.99	$16.90
Weighted average shares outstanding-diluted	28,425,652	24,873,430	20,929,385	18,741,921	17,460,066

(1)
Tangible book value per common share is total common stockholders' equity less goodwill and core deposit intangibles and customer relationship intangibles, net, divided by common shares outstanding, net of treasury shares. This amount is not a financial measure determined in accordance with United States generally accepted accounting principles ("GAAP") but has been included as it is considered to be a critical metric with which to analyze and evaluate the financial condition and capital strength of Heartland. This measure should not be considered a substitute for operating results determined in accordance with GAAP. See the table titled "Reconciliation of Tangible Book Value Per Common Share (non-GAAP)" on page 13 of this proxy statement/prospectus.

	As of and for the Years Ended December 31,
(Dollars in thousands)	2017	2016	2015	2014	2013
Balance Sheet Data
Investments	$2,492,866	$2,131,086	$1,878,994	$1,706,953	$1,895,044
Loans held for sale	44,560	61,261	74,783	70,514	46,665
Total loans receivable(1)	6,391,464	5,351,719	5,001,486	3,878,003	3,502,701
Allowance for loan losses	55,686	54,324	48,685	41,449	41,685
Total assets	9,810,739	8,247,079	7,694,754	6,051,812	5,923,716
Total deposits	8,146,909	6,847,411	6,405,823	4,768,022	4,666,499
Long‑term obligations	285,011	288,534	263,214	395,705	350,109
Preferred equity	938	1,357	81,698	81,698	81,698
Common stockholders’ equity	990,519	739,559	581,475	414,619	357,762
Earnings Performance Data
Return on average total assets	0.83%	0.98%	0.88%	0.70%	0.70%
Return on average common stockholders' equity	8.63%	11.80%	11.92%	10.62%	10.87%
Annualized net interest margin (GAAP)	4.04%	3.95%	3.80%	3.77%	3.58%
Annualized net interest margin, fully tax-equivalent (non-GAAP)(2)	4.22%	4.13%	3.97%	3.96%	3.78%
Asset Quality Ratios
Nonperforming assets to total assets	0.76%	0.91%	0.67%	0.74%	1.23%
Nonperforming loans to total loans	0.99%	1.20%	0.79%	0.65%	1.21%
Net loan charge-offs to average loans	0.24%	0.11%	0.12%	0.39%	0.22%
Allowance for loan losses to total loans	0.87%	1.02%	0.97%	1.07%	1.19%
Allowance for loan losses to nonperforming loans	87.82%	84.37%	122.77%	165.33%	98.27%
Consolidated Capital Ratios
Average equity to average assets	9.69%	8.53%	8.55%	8.00%	8.09%
Average common equity to average assets	9.68%	8.31%	7.35%	6.60%	6.46%
Total capital to risk-weighted assets	13.45%	14.01%	13.74%	15.73%	14.69%
Tier 1 capital to risk-weighted assets	11.70%	11.93%	11.56%	12.95%	13.19%
Common equity tier 1 to risk-weighted assets(3)	10.07%	10.09%	8.23%	—	—
Tier 1 leverage	9.20%	9.28%	9.58%	9.75%	9.67%

(1)	Excludes loans held for sale.

(2)
Computed on a fully tax-equivalent basis using an effective tax rate of 35%. Annualized net interest margin, fully tax-equivalent, is a non-GAAP measure, which adjusts net interest income for the tax-favored status of certain loans and securities. Management of Heartland believes this measure enhances the comparability of net interest income arising from taxable and tax-exempt sources. This measure should not be considered a substitute for operating results determined in accordance with GAAP. See the table titled "Reconciliation of Annualized Net Interest Margin, Fully Tax-Equivalent (non-GAAP)" on page 13 of this proxy statement/prospectus.

(3)	Prior to the adoption of Basel III requirements effective January 1, 2015, the common equity tier 1 capital ratio was not a capital standard required by bank regulatory agencies.

Non-GAAP Financial Measures

Reconciliation of Tangible Book Value Per Common Share (non-GAAP) (Dollars in thousands, except per share data)	As of and for the Years Ended December 31,
	2017	2016	2015	2014	2013
Common stockholders’ equity (GAAP)	$990,519	$739,559	$581,475	$414,619	$357,762
Less goodwill	236,615	127,699	97,852	35,583	35,583
Less core deposit intangibles and customer relationship intangibles, net	35,203	22,775	22,020	8,948	11,171
Tangible common stockholders’ equity (non-GAAP)	$718,701	$589,085	$461,603	$370,088	$311,008
Common shares outstanding	29,953,356	26,119,929	22,435,693	18,511,125	18,399,156
Common stockholders’ equity (book value) per share (GAAP)	$33.07	$28.31	$25.92	$22.40	$19.44
Tangible book value per common share (non-GAAP)	$23.99	$22.55	$20.57	$19.99	$16.90

Reconciliation of Annualized Net Interest Margin, Fully Tax-Equivalent (non-GAAP) (Dollars in thousands)	As of and for the Years Ended December 31,
	2017	2016	2015	2014	2013
Net interest income (GAAP)	$330,308	$294,666	$233,998	$203,073	$163,828
Plus tax-equivalent adjustment(1)	15,139	12,919	10,216	10,298	9,465
Net interest income, fully tax-equivalent (non-GAAP)	$345,447	$307,585	$244,214	$213,371	$173,293
Average earning assets	$8,181,914	$7,455,217	$6,152,090	$5,384,275	$4,582,296
Net interest margin (GAAP)	4.04%	3.95%	3.80%	3.77%	3.58%
Net interest margin, fully tax-equivalent (non-GAAP)	4.22%	4.13%	3.97%	3.96%	3.78%

(1)	Computed on a tax-equivalent basis using an effective tax rate of 35%.

RISK FACTORS

By voting in favor of the merger, you will be choosing to invest in Heartland’s common stock. In addition to the information contained elsewhere in this proxy statement/prospectus or incorporated in this proxy statement/prospectus by reference, as a shareholder of FBLB, you should carefully consider the following factors in making your decision as to how to vote on the merger.
Risks Relating to the Merger
The cash component of the merger consideration could be reduced if either FBLB's Adjusted Tangible Common Equity is less than $83.0 million as of the determination date or the market price of Heartland's common stock price increases.
The amount of cash that will be paid in the merger is dependent upon the Adjusted Tangible Common Equity of FBLB as of the determination date and will be reduced to the extent that Adjusted Tangible Common Equity is less than $83.0 million. Changes in Adjusted Tangible Common Equity may result from higher loan loss provisions, ordinary business conditions that impact the net interest and noninterest income of FBLB, or more general market and economic conditions that impact FBLB operations.
In addition, if the trading price of shares of Heartland common stock increases, the value of the SARs will be greater. In this case, holders of SARs will receive larger payments and the cash component of the merger consideration paid to FBLB shareholders will be less.

Because the exchange ratio is fixed and the market price of the Heartland common stock may fluctuate prior to the completion of the merger, FBLB shareholders cannot be sure of the value of the Heartland common stock to be received in the merger.
Upon completion of the merger, each share of FBLB common stock will be converted into the right to receive, subject to certain adjustments as set forth in the merger agreement, 3.0934 shares of Heartland common stock. The exchange ratio used to determine the stock consideration will not increase based on fluctuations in the market price of Heartland common stock regardless of how far the price of Heartland common stock decreases, except if the price of Heartland common stock falls below certain levels and FBLB invokes its "walk away" right. Heartland may subsequently exercise its right to make a "top-up" election and increase the exchange ratio to void the "walk away" right as described in the section of this proxy statement/prospectus titled "The Merger Agreement—Termination." The market value of Heartland common stock has varied since Heartland and FBLB entered into the merger agreement and will continue to vary in the future due to changes in the business, operations or prospects of Heartland, market assessments of the merger, regulatory considerations, market and economic considerations, and other factors both within and beyond the control of Heartland. Therefore, at the time of the special meeting, FBLB's shareholders will not know or be able to calculate the market value of the Heartland common stock they will receive upon completion of the merger.
The stock component of the merger consideration is subject to the tax holdback.
The stock component of the merger consideration is subject to a tax holdback of 0.3586 shares of Heartland common stock for each share of FBLB common stock (or an aggregate of 388,506 shares of Heartland common stock), if FBLB has not received certain rulings from the IRS prior to the effective time of the merger. The amount of the tax holdback may not be released, or only be partially released, to FBLB shareholders if Heartland incurs a tax loss because FBLB failed to qualify as an "S corporation" or any of FBLB's subsidiaries failed to qualify as a "qualified subchapter S subsidiary" (within the meaning of the Code or comparable provisions of state, local or other tax law) prior to the effective time of the merger. A claim against the tax holdback may reduce the number of shares of Heartland common stock that will be received by FBLB shareholders in the merger by up to 0.3586 shares of Heartland common stock per share of FBLB common stock. To the extent that Heartland or any of its subsidiaries incurs a tax loss based on the circumstances described above, Heartland will be indemnified for the tax loss. Indemnification claims by Heartland relating to any such tax loss will be satisfied solely from the tax holdback. Any portion of the tax holdback not used to indemnify Heartland for a tax loss will be distributed to the Stockholder Representative for the benefit of and for further distribution to the former holders of FBLB common stock on the earliest of receipt by FBLB of an IRS ruling in form and substance reasonably satisfactory to Heartland or on the applicable release dates provided for in the merger agreement, subject in the case of each release date to later distribution upon the resolution of any pending tax claims.

The interests of certain directors and executive officers of FBLB may be different from the interests of FBLB’s shareholders generally.

Certain executive officers and directors of FBLB have interests in the merger that are different from, or in addition to, those of FBLB’s shareholders generally. For a more complete description of these interests, please see "Background and Reasons for the Merger—Certain Interests of FBLB Directors and Executive Officers in the Merger" beginning on page 28. These interests and arrangements may cause the directors and executive officers to view the merger proposal differently than you may view it. FBLB’s board of directors was aware of these interests and considered them, among other matters, when making a decision to approve the merger agreement and recommend that FBLB shareholders approve the merger agreement.

The merger is subject to certain closing conditions that, if not satisfied or waived, will result in the merger not being completed, which may cause the price of Heartland common stock and the value of FBLB common stock to decline.
Consummation of the merger is subject to customary conditions to closing in addition to the receipt of required bank regulatory approvals and approval by FBLB shareholders of the merger agreement. If any condition to the merger is not satisfied or waived, the merger will not be completed. In addition, Heartland and FBLB may terminate the merger agreement under certain circumstances even if the merger agreement is approved by FBLB shareholders, including if the merger has not been completed on or before July 31, 2018. If the merger is not completed, the trading price of Heartland common stock on the Nasdaq Global Select Market may decline to the extent that the current price reflects a market assumption that the merger will be completed, and the continued operations of FBLB may be impaired because of costs, the departure of employees and customers, or other dislocation caused by the terminated merger. In addition, neither Heartland nor FBLB would realize any of the expected benefits of having completed the merger. For more information on closing conditions to the merger, see the section titled "The Merger Agreement—Conditions to Completion of the Merger" beginning on page 39 of this proxy statement/prospectus.

The shares of Heartland common stock to be received by FBLB shareholders as a result of the merger will have different rights than shares of FBLB common stock.
Upon completion of the merger, FBLB shareholders will become Heartland stockholders, and their rights as stockholders will be governed by the Delaware General Corporation Law and the Heartland certificate of incorporation and bylaws. The rights associated with FBLB common stock are different from the rights associated with Heartland common stock. See the section titled "Comparison of Rights of Holders of Heartland Common Stock and FBLB Common Stock" beginning on page 48 of this proxy statement/prospectus.
Post-Merger Risks
Difficulties in combining the operations of FBLB and Heartland may prevent the combined company from achieving the expected benefits from the acquisition.
The combination of FBLB with Heartland may cause Heartland difficulty achieving fully the strategic objectives and operating efficiencies it hopes to achieve from the merger. The success of the merger will depend on a number of factors, including Heartland’s ability to:

•	integrate the operations of FB&T with the operations of Heartland;

•	maintain existing relationships with depositors so as to minimize withdrawals of deposits after the merger;

•	maintain and enhance existing relationships with borrowers;

•	control the incremental noninterest expense so as to maintain overall operating efficiencies;

•	retain and attract qualified personnel; and

•	compete effectively in the communities served by FBLB and in nearby communities.

These factors could contribute to the combined company not achieving the expected benefits from the merger within the desired time frames, if at all.

Heartland, as the surviving company from the merger, and its stockholders, including the former shareholders of FBLB, will be subjected to risks if Heartland effects future acquisitions.
Heartland intends to continue to investigate strategic acquisitions of other bank holding companies, banks and other businesses after the merger. Acquiring other banks and businesses will involve risks commonly associated with acquisitions, including:

•	potential exposure to liabilities of any bank holding companies, banks or other businesses acquired;

•	the difficulty and expense of integrating the operations and personnel of any bank holding companies, banks or other businesses acquired;

•	potential dilution of existing Heartland stockholders as a result of additional equity issuances as merger consideration;

•	possible increases in leverage resulting from borrowings needed to finance an acquisition or augment regulatory capital;

•	potential disruption to Heartland's business;

•	potential diversion of the time and attention of Heartland's management; and

•	impairment of relationships with and the possible loss of key employees and customers of any bank holding companies, banks or other businesses acquired by Heartland.

FORWARD-LOOKING STATEMENTS

Heartland has made forward-looking statements in this proxy statement/prospectus (and in documents that are incorporated by reference in this proxy statement/prospectus) that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of Heartland's operations or its performance both before and after the merger is completed. When any of the words "believes," "expects," "anticipates," "plans," "intends," "estimates," "may," "will," "would," "could," "should" or similar expressions are used in this proxy statement/prospectus and the documents that are incorporated by reference in this proxy statement/prospectus, Heartland is making forward-looking statements. Many events or factors could affect the future financial results and performance of Heartland after the merger and could cause those results or performance to differ materially from those expressed in Heartland's forward-looking statements. These risks are described in detail in Heartland’s Annual Report on Form 10-K incorporated by reference into this proxy statement/prospectus. These risks include, but are not limited to, the following:

•
The strength of the U.S. economy in general and the strength of the local economies in which Heartland conducts its operations, which may be less favorable than expected and may result in, among other things, a deterioration in the credit quality and value of Heartland’s assets;

•	The economic impact of past and any future terrorist threats and attacks, acts of war or threats thereof, and the response of the United States to any such threats and attacks;

•	The effects of, and changes in, federal, state and local laws, regulations and policies affecting banking, taxes, securities, insurance and monetary and financial matters;

•	The effects of changes in interest rates (including the effects of changes in the rate of prepayment of loans) and the policies of the FRB;

•	Heartland’s ability to compete with other financial institutions as effectively as it currently intends to do as a result of increased competitive pressures in the financial services sector;

•	Heartland’s ability to obtain new customers and to retain existing customers;

•	The timely development and acceptance of products and services, including products and services offered through alternative delivery channels such as the Internet;

•
Technological changes implemented by Heartland and by other parties, including third party vendors, which may be more difficult or more expensive than anticipated or which may have unforeseen consequences to Heartland and its customers;

•	Heartland’s ability to develop and maintain secure and reliable electronic delivery systems;

•
Heartland’s ability to retain key executives and employees, including executives and employees of FBLB and FB&T, and the difficulty that Heartland may experience in replacing key executives and employees in an effective manner;

•	Consumer spending and saving habits that may change in a manner that adversely affects Heartland’s business;

•	Business combinations and the integration of acquired businesses that may be more difficult or expensive than expected;

•	Changes in accounting policies and practices, as may be adopted by state and federal regulatory agencies and the Financial Accounting Standards Board; and

•	Other factors discussed in the "Risk Factors" section of this proxy statement/prospectus and in the documents incorporated by reference in this proxy statement/prospectus.

These risks and uncertainties should be considered in evaluating forward-looking statements, and undue reliance should not be placed on these statements.

Any forward-looking earnings estimates included in this proxy statement/prospectus (or included in any of the documents incorporated by reference in this proxy statement/prospectus) have not been examined or compiled by Heartland's independent registered public accounting firm, nor has Heartland's independent registered public accounting firm applied any procedures to these estimates. Accordingly, Heartland’s independent registered public accounting firm does not express any opinion or any other form of assurance on them. The forward-looking statements included in this proxy statement/prospectus are made only as of the date of this proxy statement/prospectus, and Heartland undertakes no obligation to update any statement in light of new information or future events. Further information concerning Heartland and its business, including additional factors that could materially affect Heartland’s financial results, is included in Heartland’s filings with the Securities and Exchange Commission (the "SEC"). See the section titled "Where You Can Find More Information" beginning on page 55 of this proxy statement/prospectus.
THE FBLB SPECIAL MEETING

Date, Time and Place

The FBLB special meeting will be held at the FirstBank & Trust Company Operations Center located at 9826 Slide Road, Suite 100, Lubbock,Texas 79424, at 4:00 p.m. local time on May , 2018.

Matters to be Considered

At the special meeting, holders of FBLB common stock will be asked to consider:

•	a proposal to approve and adopt the merger agreement; and

•	a proposal to adjourn the FBLB special meeting, if necessary or appropriate.

Proxies

You should complete and return the proxy form accompanying this proxy statement/prospectus to ensure that your vote is counted at the special meeting, regardless of whether you plan to attend the special meeting. If your shares of FBLB common stock are indirectly owned by you through the KSOP, you will receive separate voting instructions from the KSOP trustees with your proxy materials. In order to have your shares voted at the special meeting by the KSOP trustees, you must follow such voting instructions.

You can revoke the proxy at any time before the vote is taken at the special meeting. Your presence at the special meeting will not automatically revoke your proxy. You may revoke your proxy at any time prior to the voting of such proxy on either matter (without, however, affecting any vote taken prior to such revocation) by (i) filing with the Corporate Secretary of FBLB a written notice of revocation, (ii) delivering to FBLB a duly executed proxy bearing a later date, or (iii) attending the special meeting and voting in person. All written notices of revocation and other communications with respect to revocation of proxies in connection with the special meeting should be addressed as follows:

Corporate Secretary
c/o Denise Thomas
First Bank Lubbock Bancshares, Inc.
9816 Slide Road
Lubbock, Texas 79424

If your shares of FBLB common stock are held in the KSOP, you should follow the instructions of the KSOP trustees regarding the revocation of your instructions on the manner in which your shares should be voted at the special meeting.

All shares of FBLB common stock represented by valid proxies received through this solicitation, and that are not revoked, will be voted in accordance with the instructions on the proxy form. If you make no specification on your proxy form as to how you want your shares of FBLB common stock voted before signing and returning it, your proxy will be voted "FOR" approval and adoption of the merger agreement and "FOR" the proposal to adjourn the special meeting, if necessary or appropriate.

Solicitation of Proxies

FBLB will bear the entire cost of soliciting proxies from you. In addition to soliciting proxies by mail, FBLB will request that banks, brokers and other record holders send proxies and proxy materials to the beneficial owners of FBLB common stock and secure their voting instructions, if necessary. FBLB will reimburse the record holders for their reasonable expenses in taking those actions. If necessary, FBLB may also use several of its regular employees, who will not be specially compensated, to solicit proxies from holders of FBLB common stock, either personally or by telephone, facsimile or letter.

Record Date

The FBLB board of directors has fixed the close of business on March , 2018 as the record date for determining the holders of FBLB common stock entitled to receive notice of and to vote at the special meeting. At that time, 1,083,275 shares of FBLB common stock were outstanding. As of such date, there were approximately 128 holders of record of FBLB common stock.

Quorum and Vote Required

General. The presence, in person or by properly executed proxy, of the holders of a majority of the shares of FBLB entitled to vote at the meeting is necessary to constitute a quorum at the special meeting. Abstentions will be counted solely for the purpose of determining whether a quorum is present.

Approval and adoption of the merger agreement requires the affirmative vote of the holders of two-thirds of the issued and outstanding shares of FBLB common stock. Approval of the proposal relating to the adjournment of the special meeting, if necessary or appropriate, requires a majority of the votes cast with respect to the proposal. You are entitled to one vote for each share of FBLB common stock you held as of the record date. As of the record date of the special meeting, directors and executive officers of FBLB and their respective affiliates held 38.42% of the outstanding shares of FBLB common stock.

Abstentions and failures to vote will have the same effect as a vote against approval and adoption of the merger agreement, but will have no effect on the proposal to adjourn the special meeting.

Because the affirmative vote of the holders of two-thirds of the issued and outstanding shares of FBLB common stock is required to approve and adopt the merger agreement, the failure to vote by proxy or in person will have the same effect as a vote against the merger agreement. Abstentions also will have the same effect as a vote against the merger. Accordingly, the FBLB board of directors urges holders of FBLB common stock to complete, date and sign the accompanying proxy form and return it promptly in the enclosed postage-paid envelope.

Voting Agreement. Certain shareholders of FBLB have agreed to vote their shares in favor of the merger and the merger agreement. These shareholders have the right to vote, or direct the voting of, 35.4% of the outstanding shares of FBLB common stock as of the record date.

Other Business

FBLB is not currently aware of any business to be acted upon at the special meeting other than the matters discussed in this proxy statement/prospectus.

BACKGROUND AND REASONS FOR THE MERGER

The following discussion contains material information pertaining to the merger. This discussion is a summary only and may not contain all of the information that is important to you.

Structure
The merger agreement provides that FBLB will be merged with and into Heartland. Each share of FBLB common stock outstanding prior to the merger will be converted, upon completion of the merger, into the right to receive a combination of shares of Heartland common stock and cash. At the effective time of the merger, FB&T will become a wholly owned bank subsidiary of Heartland.
Background of the Merger
The following chronology summarizes certain key meetings and events that led to FBLB and Heartland entering into the merger agreement. In this process, executives, board members and other representatives of FBLB held many conversations, both by telephone and in person, about possible strategic alternatives, including continued independent operations and the potential sale or merger of FBLB. The chronology below covers certain key events leading to the execution of the merger agreement by FBLB and Heartland but does not purport to summarize every conversation among executives, board members and representatives of FBLB or between FBLB and Heartland.
From time to time, the board of directors and management of FBLB have periodically reviewed and updated strategic plans for FBLB and FB&T with a view to enhancing shareholder value. These discussions have focused on, among other things, the business and regulatory environment facing financial institutions in general and FBLB in particular, as well as ways to enhance FBLB's competitive position.
One of Heartland's primary objectives is to increase profitability and diversify its market area and asset base. In the current environment, Heartland has been actively seeking opportunities for growth through acquisitions. In 2017, Heartland completed two bank acquisitions and announced one other pending acquisition in addition to the acquisition of FB&T. On February 23, 2018, Heartland completed the acquisition of Signature Bank & Trust, a Minnesota state bank that is located in a suburb of Minneapolis, Minnesota.
Heartland's management has discussed expanding Heartland's banking operations in Texas for a considerable period of time. Currently, Heartland has one banking office in Dallas, Texas, which is a branch of Heartland's subsidiary, Morrill & Janes Bank and Trust Company, which is a Kansas state bank headquartered in Merriam, Kansas.

In the context of reviewing its strategic plans, in May 2015, management of FBLB discussed with representatives of Stephens opportunities for FBLB to enhance or provide liquidity to shareholders while continuing to allow FB&T to operate and grow its business. As a part of these discussions, representatives of Stephens introduced to FBLB the business model being implemented by Heartland. These discussions led to an introductory meeting between senior management of FBLB and Heartland in July 2015.
Following that meeting, for the next 21 months, management of FBLB and Heartland continued a dialogue regarding their respective organizations, banking cultures and strategic plans. Over this period, the FBLB board of directors, together with senior management, also continued to deliberate about strategic opportunities, including high level discussions regarding remaining independent or partnering with a larger organization, such as Heartland, that shared FBLB's strategic vision.
After a series of meetings between senior management of FBLB and Heartland in March and April 2017, the parties decided to take additional steps to more deeply explore a potential strategic combination. In May 2017, Heartland and FBLB entered into a mutual non-disclosure agreement and, thereafter, began to share a limited amount of confidential information related to their respective businesses and operations. Management of Heartland discussed the possible acquisition of FBLB in broad terms with the Heartland board of directors at a meeting held on July 25, 2017. Initial diligence activities and more extensive discussions regarding a strategic combination continued through the summer of 2017, and senior management of FBLB and Heartland met again in August 2017 to discuss the broad outlines of a possible acquisition offer from Heartland.
At a meeting held on September 14, 2017, the Heartland board of directors authorized management to submit a non-binding letter of intent to FBLB with respect to the acquisition of all of the issued and outstanding shares of FBLB common stock in exchange for stock consideration and cash. Heartland delivered the non-binding letter of intent to FBLB on September 15, 2017. Over the succeeding two weeks, the parties negotiated various terms of the non-binding letter of intent, including the date on which the fixed exchange ratio would be set, potential adjustments to the merger consideration and employee-related matters. In addition, FBLB discussed the terms, including the consideration to be paid to its shareholders, with its legal and financial advisors.
Negotiations between the parties resulted in a revised non-binding letter of intent, dated September 28, 2017, which was considered by the FBLB board of directors and executed by FBLB and Heartland, effective October 3, 2017. The letter of intent provided for an exchange ratio of 3.0934 shares of Heartland common stock per share of FBLB common stock and $17.5 million in cash consideration (including the payments to be made to holders of SARs). The aggregate transaction value under the letter of intent (excluding repayment of certain indebtedness of FBLB) was approximately $183.0 million, based on Heartland’s closing stock price on September 28, 2017, subject to adjustment if FBLB's Adjusted Tangible Common Equity exceeded or fell below agreed upon thresholds. The letter of intent contemplated FB&T retaining its identity and Texas charter as a separate banking subsidiary of Heartland and continuity in senior management at FB&T. The letter of intent also included an exclusivity period of up to 60 days to enable Heartland to complete its diligence activities and for the parties to negotiate the terms of a definitive merger agreement.
During the months of October, November and early December, 2017, each party conducted extensive due diligence with respect to the other party, which included among other things an evaluation of the other party’s operations, material contracts and loan portfolio, and each party held discussions with selected members of the executive management team of the other party. In November 2017, a draft of the definitive merger agreement was circulated by Heartland, and Heartland and FBLB began negotiations towards a final agreement that would be mutually acceptable to the two parties. During these negotiations, as a result of the continuing diligence activities of Heartland, Heartland identified issues regarding FBLB's "S corporation" election, relating primarily to the failure of certain trusts to timely file election forms in connection with their acquisition of FBLB common stock in prior years. FBLB agreed to take action to seek determinations from the IRS that such failures to timely file the elections were inadvertent and that FBLB's "S corporation" qualification was effective at all times. However, to account for the risk to Heartland that FBLB's "S corporation" status would be deemed to have been terminated, resulting in additional tax liability to Heartland, the parties agreed that a portion of the shares of Heartland common stock to be issued to the FBLB shareholders in the merger would be subject to the tax holdback, pending the determination of the IRS with respect to the tax issues or the expiration of relevant statutes of limitations.
During the period from October until early December, 2017, Heartland's management kept the Heartland board of directors apprised of the negotiations relating to the merger and the proposed terms of the merger agreement. At a board meeting held on October 17, 2017, management provided the board with a detailed presentation regarding the terms of and reasons for the merger. On December 1, 2017, FBLB and Heartland extended the exclusivity period provided for in the non-binding letter of intent between the parties until December 13, 2017.

On December 12, 2017, the FBLB board of directors held a special meeting to consider approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of shares of

Heartland common stock as a portion of the merger consideration. Representatives of Stephens and Fenimore, Kay, Harrison & Ford, LLP, special counsel to FBLB, participated in the meeting, and all directors of FBLB were present. At the December 12, 2017 meeting, the FBLB board of directors reviewed a copy of the draft of the merger agreement which contemplated, among other things, that (1) FBLB would merge with and into Heartland with Heartland surviving the merger, (2) the exchange ratio would be 3.0934 shares of Heartland common stock for each outstanding share of FBLB common stock (or approximately 3,351,000 shares of Heartland common stock in the aggregate) subject to the tax holdback of 388,506 shares, and (3) FBLB shareholders would be entitled to receive cash consideration of $17.5 million (less the amount of the SAR payment), subject to certain potential adjustments.

At the special meeting, FBLB's legal counsel reviewed the material terms of the proposed merger agreement and related documents, as well as the regulatory and shareholder processes required to complete the merger, with the FBLB board of directors, and each member of the board had the opportunity to discuss and ask questions of FBLB’s legal counsel and management regarding the terms of the merger agreement and such related documents. At this special meeting, representatives of Stephens reviewed with the FBLB board of directors Stephens’ financial analysis of the merger consideration and rendered an opinion, dated as of December 12, 2017, to the FBLB board of directors to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in such opinion, the merger consideration was fair, from a financial point of view, to the disinterested shareholders of FBLB.

Following these discussions, and review and deliberation among the members of the FBLB board of directors, including consideration of the factors described in the section titled "The Merger—FBLB's Reasons for the Merger and Recommendation of the FBLB Board," the FBLB board of directors, by a unanimous vote, determined that the merger was advisable and in the best interests of FBLB and its shareholders and approved the merger agreement and the transactions contemplated thereby.

On December 12, 2017, Heartland's board of directors held a board meeting at which it considered approval of the merger in accordance with the merger agreement and the related documents negotiated by Heartland, FBLB and their respective financial and legal advisors. At this meeting, Heartland's management and legal counsel provided an in-depth summary of the terms of the merger agreement and the related documents. Management and legal counsel also provided a thorough review of the merger agreement and the related documents. After careful and deliberate consideration of the terms of the merger agreement and the related documents and the presentations by management and legal counsel relating thereto, the Heartland board of directors unanimously approved the merger agreement and the related documents.

The merger agreement and the related documents were executed by FBLB and Heartland after the meetings of the boards of directors of FBLB and Heartland on December 12, 2017. Also, on December 12, 2017 after the closing of the Nasdaq Global Select Market, Heartland and FBLB issued a joint press release announcing the execution of the merger agreement and the terms of the transactions contemplated by the merger agreement.

FBLB's Reasons for the Merger and Recommendation of the FBLB Board
After careful consideration, at its meeting on December 12, 2017, the board of directors of FBLB determined that the merger is in the best interests of FBLB and its shareholders and that the consideration to be received in the merger is fair to the FBLB shareholders. Accordingly, the FBLB board of directors unanimously approved the merger agreement and recommended that the FBLB shareholders vote "FOR" the merger proposal.
In reaching its decision to approve the merger agreement and recommend the merger to its shareholders, the FBLB board of directors evaluated the merger and the merger agreement, in consultation with FBLB's management, as well as its legal and financial advisors, and considered a number of positive factors, including the following material factors, which are not presented in order of priority:

•	its familiarity with and review of the business, operations, management, financial and regulatory condition, earnings, competitive position and future prospects of FBLB and Heartland;

•
the current and prospective environment in which FBLB and Heartland operate, including national, regional and local economic conditions and the interest rate environment, increased operating costs resulting for regulatory initiatives and compliance mandates, the competitive environment for financial institutions, evolving trends in technology, the trend toward consolidation in the banking industry generally, and the likely effects of these factors on the potential growth, development, productivity, profitability and strategic options of FBLB and Heartland;

•
the results that FBLB could expect to obtain if it continued to operate independently, and the likely benefits to shareholders of that course of action, as compared with the value of the merger consideration offered by Heartland and FBLB's belief that a merger with Heartland would allow FBLB shareholders to participate in the future performance of a combined company that would have better future prospects than FBLB was likely to achieve over the long-term on a stand-alone basis or through other strategic alternatives;

•	the performance of Heartland common stock;

•	its expectation that FB&T would continue to operate as a separately-chartered bank and continue to serve the needs of its customers in its markets;

•	its belief that Heartland was committed to enhancing its strategic position in its markets and to evaluating growth opportunities in Texas that are aligned with Heartland's mission;

•
the limited liquidity that FBLB shareholders have with respect to their investment in FBLB, for which there is no active public market, and the fact that as Heartland shareholders, FBLB's shareholders would be expected to have increased liquidity by owning a publicly-traded, Nasdaq-listed security;

•	the immediate liquidity to FBLB shareholders, and the certainty of the amount, reflected by the cash portion of the merger consideration;

•	the treatment of the merger as a "reorganization" within the meaning of Section 368(a) of the Code with respect to FBLB common stock exchanged for Heartland common stock in the merger;

•	the value of the merger consideration compared to the current and projected book value of FBLB and compared to similar recent transactions in the industry;

•
the financial presentation of Stephens, dated December 12, 2017, to the FBLB board of directors and the opinion of Stephens, dated as of December 12, 2017, to the FBLB board of directors to the effect that, as of December 12, 2017, and subject to the assumptions, limitations and qualifications set forth in the opinion, the merger consideration was fair, from a financial point of view, to the disinterested shareholders of FBLB, as more fully described below under the section of this proxy statement/prospectus entitled "Background and Reasons for the Merger—Opinion of FBLB's Financial Advisor" beginning on page 22;

•	the terms of the merger agreement and the presentation by FBLB's legal advisors regarding the merger and the merger agreement;

•	Heartland's agreement to provide certain benefits to the employees of FB&T;

•
the regulatory and other approvals required in connection with the merger and the likelihood that the approvals needed to complete the merger will be obtained within a reasonable time and without unacceptable conditions; and

•	the likelihood of Heartland consummating the merger based upon Heartland’s history of completing other merger transactions.

The FBLB board of directors also considered potential risks and potentially negative factors concerning the merger in connection with its deliberations of the proposed transaction, including the following material factors:

•	the challenges of integrating FB&T into the Heartland organization;

•	the potential risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger;

•	the risks and costs to FBLB if the merger is not completed;

•
the fact that the merger consideration, a large component which consists of shares of Heartland common stock, provides less certainty of value to FBLB shareholders compared to a transaction in which they would receive only cash consideration;

•	the potential for a decline in the value of Heartland common stock – whether before or after consummation of the merger – reducing the value of the consideration received by FBLB's shareholders;

•
the provisions of the merger agreement restricting FBLB from soliciting acquisition proposals or, subject to certain exceptions, engaging in negotiations concerning or providing nonpublic information to any person relating to an acquisition proposal, as well as those provisions obligating FBLB to pay a termination fee following the termination of the merger agreement under certain circumstances;

•
the provisions related to the portion of the merger consideration that is subject to holdback pending the resolution of certain matters related to FBLB's "S corporation" status and the risks related to the request for relief from the IRS;

•
the requirement that FBLB conduct its business in the ordinary course and other restrictions on the conduct of FBLB's business before completion of the merger, which may delay or prevent FBLB from undertaking business opportunities that may arise before completion of the merger;

•	the fact that gains from the cash component of the merger consideration would generally be taxable to FBLB's U.S. shareholders for U.S. federal income tax purposes;

•	the risk that the anticipated benefits of the merger may not be realized or may take longer than expected to be realized;

•	the potential for unintended delays in the regulatory approval process; and

•
the interests of certain of FBLB's directors and executive officers in the merger that are different from, or in addition to, their interests as FBLB shareholders, which are further described in the section of this joint proxy statement/prospectus titled "Background and Reasons for the Merger—Certain Interests of FBLB's Directors and Executive Officers in the Merger" beginning on page 28.

The foregoing discussion of the factors considered by the FBLB board of directors is not intended to be exhaustive, but is believed to include the material factors considered. The FBLB board of directors collectively reached the unanimous conclusion to approve the merger agreement and the merger in light of the various factors described above and other factors that each member of the board of directors determined was appropriate. In view of the wide variety of the factors considered in connection with its evaluation of the merger and the complexity of these matters, the FBLB board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, the individual members of the FBLB board of directors may have given different weight to different factors. The board of directors conducted an overall analysis of the factors described above, including thorough discussions with FBLB management and FBLB's advisors, and considered the factors overall to be favorable to, and to support, its determination to approve the merger.
FBLB's board of directors unanimously recommends that holders of FBLB common stock vote "FOR" the merger agreement and the transactions contemplated by the merger agreement.

Opinion of FBLB’s Financial Advisor
Stephens was retained to serve as financial advisor to FBLB in connection with any business combination transaction involving FBLB. As part of its engagement, FBLB requested the opinion of Stephens as to the fairness, from a financial point of view, to FBLB's disinterested shareholders of the consideration to be received by them in the merger pursuant to the merger agreement. On December 12, 2017, Stephens delivered its oral opinion to the board of directors and subsequently confirmed in a written opinion, dated December 12, 2017, that, as of that date and based upon and subject to the assumptions and qualifications stated in its written opinion, the cash and stock consideration to be exchanged by Heartland for the outstanding common stock of FBLB in the merger was fair, from a financial point of view, to the disinterested shareholders of FBLB.
Stephens provided the opinion described above for the information and assistance of the board of directors of FBLB in connection with its consideration of whether to approve the merger agreement. The terms of the merger, including the amount and form of the consideration payable pursuant to the merger agreement to FBLB's stockholders, were determined through negotiations between FBLB and Heartland, and were approved by the board of directors of FBLB. Stephens did not recommend the amount or form of consideration payable pursuant to the merger agreement. The full text of the opinion letter of Stephens, dated December 12, 2017, which sets forth assumptions made, procedures followed, matters considered, qualifications stated and limitations to the review undertaken in connection with its opinion is attached as Appendix C to this proxy statement/prospectus.
Stephens' opinion does not address the merits of the underlying decision by FBLB to enter into the merger, the merits of the merger as compared to other alternatives potentially available to FBLB or the relative effects of any alternative transaction in which FBLB might engage, nor is it intended to be a recommendation to any person as to how to vote on the proposal to approve the merger. In addition, except as explicitly set forth in Stephens’ opinion, Stephens was not asked to address, and Stephens’ opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of FBLB other than the disinterested stockholders. Stephens was not asked to express any opinion, and does not express any opinion, as to the fairness of the amount or nature of the compensation to any of FBLB's officers, directors or employees, or to any group of such officers, directors or employees, relative to the compensation to other stockholders of FBLB, including (but not limited to) any consideration expected to be received by any such persons in connection with the merger. Stephens’ fairness opinion committee approved the issuance of Stephens' opinion.

In connection with rendering its opinion Stephens:

•	analyzed certain publicly available financial statements and reports regarding FBLB and Heartland;

•	analyzed certain audited financial statements regarding FBLB and Heartland;

•	analyzed certain internal financial statements and other financial and operating data concerning FBLB and Heartland prepared by management of FBLB and Heartland, respectively;

•
analyzed, on a pro forma basis, the effect of the merger on the balance sheet, capitalization ratios, earnings and book value both in the aggregate and, where applicable, on a per share basis of Heartland;

•	reviewed the reported prices and trading activity for the common stock of Heartland;

•	compared the financial performance of FBLB and Heartland with that of certain other publicly-traded companies and their securities that Stephens deemed relevant to its analysis of the transaction;

•	reviewed the financial terms, to the extent publicly available, of certain merger or acquisition transactions that Stephens deemed relevant to its analysis of the transaction;

•	reviewed the most recent draft of the merger agreement and related documents provided to us by FBLB;

•
discussed with management of FBLB and Heartland the operations of and future business prospects for FBLB and Heartland and the anticipated financial consequences of the transaction to FBLB and Heartland;

•	assisted FBLB in its deliberations regarding the material terms of the transaction and negotiations with Heartland; and

•	performed such other analyses and provided such other services as Stephens deemed appropriate.

Stephens has relied on the accuracy and completeness of the information and financial data provided by FBLB and Heartland and of the other information reviewed by Stephens in connection with the preparation of Stephens' opinion, and its opinion is based upon such information. Stephens has not assumed any responsibility for independent verification of the accuracy or completeness of any of such information and financial data. The management of FBLB and Heartland have assured Stephens that they are not aware of any relevant information that has been omitted or remains undisclosed to Stephens. Stephens has not assumed any responsibility for making or undertaking an independent evaluation or appraisal of any of the assets or liabilities of FBLB or Heartland, and Stephens has not been furnished with any such evaluations or appraisals; nor has Stephens evaluated the solvency or fair value of FBLB or Heartland under any laws relating to bankruptcy, insolvency or similar matters. Stephens has not assumed any obligation to conduct any physical inspection of the properties or facilities of FBLB or Heartland. With respect to the financial forecasts prepared by the management of FBLB, including the forecasts of potential cost savings or synergies, Stephens has assumed that such financial forecasts have been reasonably prepared and reflect the best currently available estimates and judgments of the management of FBLB as to the future financial performance of FBLB and that the financial results reflected by such projections will be realized as predicted. In addition, Stephens has not received or reviewed any individual credit files nor has Stephens made an evaluation of the adequacy of the allowance for loan losses of FBLB or Heartland. Stephens has not assumed any responsibility for making or undertaking an independent evaluation or analysis of the KSOP, and Stephens has not been furnished with any such evaluation or analysis. Stephens has relied solely on the information provided by FBLB regarding the KSOP. Stephens has also assumed that the representations and warranties contained in the merger agreement and all related documents are true, correct and complete in all material respects.

Stephens' opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to Stephens as of, the date hereof. It should be understood that subsequent developments may affect the opinion and that Stephens does not have any obligations to update, revise or reaffirm its opinion. Stephens has assumed that the merger will be consummated on the terms of the latest draft of the merger agreement provided to Stephens, without material waiver or modification. Stephens has assumed that in the course of obtaining the necessary regulatory, lending or other consents or approvals (contractual or otherwise) for the merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that would have a material adverse effect on the contemplated benefits of the merger to FBLB or its shareholders. Stephens is not expressing any opinion herein as to the price at which the common stock or any other securities of FBLB will trade following the announcement of the transaction.
The following is a summary of the material financial analyses performed and material factors considered by Stephens in connection with its opinion. Stephens performed certain procedures, including each of the financial analyses described below, and reviewed with FBLB's executive management and board of directors the assumptions upon which the analyses were based, as well as other factors. Although this summary does not purport to describe all of the analyses performed or factors considered by Stephens within this regard, it does set forth those considered by Stephens to be material in arriving at its opinion. The order of the summaries of analyses described does not represent the relative importance or weight given to those analyses by Stephens. It should be noted that in arriving at its opinion, Stephens did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Stephens believes that its analysis must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

Summary of Proposed Transaction. Pursuant to the merger agreement and for purposes of its opinion, Stephens assumed the consideration to be exchanged by Heartland for the outstanding FBLB common stock to have an aggregate value of $185.6 million (which amount does not include the repayment of certain indebtedness of FBLB by Heartland), subject to potential adjustments as more fully defined in the merger agreement. Heartland will issue a total of 3,351,003 shares worth approximately $168.1 million, based upon Heartland’s common stock valued at $50.15 per share (i.e., the closing price of a share of Heartland common stock on December 11, 2017), and pay an aggregate of $17.5 million in cash to FBLB shareholders and holders of SARs. Based upon the unaudited financial information as of and for the 12 months ended September 30, 2017, Stephens calculated the following transaction multiples:

Transaction Value / Tangible Book Value:	2.22x
Transaction Value / Last Twelve Months ("LTM") Earnings(1):	14.2x
Transaction Value / 2018 Estimated Net Income(1):	13.5x
Core Deposit Premium:	16.4%
___________________
(1) Reflects the impact of a 35% tax effect due to FBLB status as an "S corporation."

Note: The last 12 months net income of the acquired company based on the most recent available financial statements prior to announcement. Estimated 2018 net income based on assumptions provided by FBLB management.

Relevant Public Companies Analysis. Stephens compared the financial condition, operating statistics and market valuation of FBLB to selected relevant public companies. Stephens selected the companies outlined below because their relative asset size and financial performance, among other factors, are reasonably similar to FBLB; however, no selected company below is identical to FBLB. A complete analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading values of the relevant public companies. Mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using relevant public company data.

Stephens selected the following relevant public companies with assets between $500 million and $1.5 billion, with a last 12 months core return on average assets greater than 1.2% (total assets noted parenthetically):

•	Citizens & Northern Corp. ($1.3 billion)

•	Parke Bancorp, Inc. ($1.1 billion)

•	Northeast Bancorp ($1.1 billion)

•	FS Bancorp, Inc. ($994 million)

•	Timberland Bancorp, Inc. ($952 million)

•	Plumas Bancorp ($731 million)

•	Union Bankshares, Inc. ($705 million)

To perform this analysis, Stephens examined publicly available financial information as of and for the last twelve month period ended September 30, 2017, or the most recently reported period available, and the market trading multiples of the relevant public companies based on December 11, 2017 closing prices. The financial data included in the table presented below may not correspond precisely to the data reported in historical financial statements as a result of the assumptions and methods used by Stephens to compute the financial data presented. The table below contains selected information utilized by Stephens in the analysis:

	FBLB	25th Percentile	Median	75th Percentile
LTM Core Return on Average Equity(1)	17.1%	12.2%	13.6%	15.0%
LTM Core Return on Average Assets(1)	1.45%	1.33%	1.39%	1.47%
Tangible Common Equity / Tangible Assets	9.0%	9.6%	11.1%	11.8%
NPAs Plus 90 Days PD / Loans Plus OREO	1.1%	1.1%	1.4%	2.9%
Price / Tangible Book Value per Share	—	1.70x	1.83x	1.99x
Price / LTM EPS(2)	—	13.7x	14.2x	16.7x
Core Deposit Premium	—	10.9%	12.9%	13.7%

(1) Core income defined as net income after taxes, but excluding extraordinary items, nonrecurring items and gain / loss on sale of securities.
(2) Reflects the impact of a 35% tax effect due to FBLB's status as an "S corporation." Source: SNL Financial

Relevant Texas Transactions Analysis. Stephens analyzed selected transaction multiples and related financial data for relevant transactions in Texas announced since January 1, 2013 with target assets between $300 million and $1.5 billion, with a last twelve months return on average assets greater than 1.0%. The following transactions were considered by Stephens because each acquired company's relative asset size, financial performance and markets of operation, among other factors, is reasonably similar to FBLB's (in each case, the first named company was the acquirer and the second named company was the acquired company and the transaction announcement date is noted parenthetically):

•	Southside Bancshares, Inc. / Diboll State Bancshares, Inc. (6/12/17)

•	BancorpSouth Bank / Central Community Corporation (1/22/14)

•	Cullen/Frost Bankers, Inc. / WNB Bancshares, Inc. (8/13/13)

•	First Financial Bankshares, Inc. / Orange Savings Bank, SSB (2/6/13)

Stephens considered these selected transactions to be reasonably similar, but not identical, to the merger. A complete analysis involves complex considerations and qualitative judgments concerning differences in the selected transactions and other factors that could affect the transaction values in those selected transactions to which the merger is being compared. Mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using selected transaction data. Stephens compared certain proposed transaction multiples of the merger to the 25th percentile, median, mean and 75th percentile transaction multiples of the relevant transactions:

	FBLB	25th Percentile	Median	75th Percentile
Target LTM ROAE	17.1%	11.1%	11.7%	13.7%
Target LTM ROAA	1.45%	1.16%	1.24%	1.27%
Target NPAs / Total Assets	0.8%	0.7%	0.9%	1.6%
Target TCE / TA	9.0%	8.0%	9.1%	9.4%
Transaction Value / Tangible Book Value	2.22x	1.66x	2.10x	2.52x
Transaction Value / LTM Earnings(1)	14.2x	13.0x	13.1x	14.5x
Core Deposit Premium	16.4%	9.8%	12.4%	13.9%

(1) Reflects the impact of a 35% tax effect due to FBLB's status as an "S corporation." Source: SNL Financial

Relevant Nationwide Transactions Analysis. Stephens analyzed selected transaction multiples and related financial data for relevant nationwide transactions announced since January 1, 2015 with target assets between $350 million and $1.5 billion, with a last twelve months return on average assets between 1.2% and 2.0%. The following transactions were considered by Stephens because each acquired company's relative asset size and financial performance, among other factors, is reasonably similar to FBLB's asset size and financial performance (in each case, the first named company was the acquirer and the second named company was the acquired company and the transaction announcement date is noted parenthetically):

•	Independent Bank Group, Inc. / Integrity Bancshares, Inc. (11/28/17)

•	Glacier Bancorp, Inc. / Inter-Mountain Bancorp, Inc. (10/26/17)

•	First Financial Bankshares, Inc. / Commercial Bancshares, Inc. (10/12/17)

•	Susser Bank Holdings, LLC / BancAffiliated, Inc. (9/21/17)

•	Home Bancorp, Inc. / Saint Martin Bancshares, Inc. (8/23/17)

•	Horizon Bancorp / Wolverine Bancorp, Inc. (6/14/17)

•	Southside Bancshares, Inc. / Diboll State Bancshares, Inc. (6/12/17)

•	Glacier Bancorp, Inc. / Columbine Capital Corporation (6/6/17)

•	Bryn Mawr Bank Corporation / Royal Bancshares of Pennsylvania, Inc. (1/31/17)

•	CVB Financial Corp. / Valley Commerce Bancorp (9/22/16)

•	Equity Bancshares, Inc. / Community First Bancshares, Inc. (7/14/16)

•	State Bank Financial Corporation / NBG Bancorp, Inc. (4/5/16)

•	Charter Financial Corporation / CBS Financial Corporation (12/3/15)

•	Heartland Financial USA, Inc. / Premier Valley Bank (5/26/15)

Stephens considered these selected transactions to be reasonably similar, but not identical, to the merger. A complete analysis involves complex considerations and qualitative judgments concerning differences in the selected transactions and other factors that could affect the transaction values in those selected transactions to which the merger is being compared. Mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using selected transaction data. Stephens compared certain proposed transaction multiples of the merger to the 25th percentile, median, mean and 75th percentile transaction multiples of the relevant transactions:

	FBLB	25th Percentile	Median	75th Percentile
Target LTM ROAE	17.1%	10.9%	12.2%	13.3%
Target LTM ROAA	1.45%	1.21%	1.26%	1.35%
Target NPAs / Total Assets	0.8%	0.5%	0.9%	1.4%
Target TCE / TA	9.0%	7.6%	8.7%	9.9%
Transaction Value / Tangible Book Value	2.22x	1.65x	2.01x	2.30x
Transaction Value / LTM Earnings(1)	14.2x	12.7x	14.7x	17.3x
Core Deposit Premium	16.4%	9.6%	11.4%	14.5%

(1) Reflects the impact of a 35% tax effect due to FBLB's status as an "S corporation." Source: SNL Financial

Discounted Cash Flow Analysis. Stephens performed a discounted cash flow analysis using projections developed by FBLB executive management. Stephens calculated a range of implied equity values for FBLB based upon the discounted net present value of the projected after-tax free cash flows for the projected period. Stephens determined the amount of cash flow assuming (i) a terminal earnings multiple of 12.0x, (ii) dividend payments for earnings and excess capital above a tangible common equity to tangible asset ratio of 9.0% from 2018 to 2022 and (iii) the present value of FBLB's implied terminal value at the end of such period. Stephens calculated the terminal value of FBLB based on 2023 estimated earnings and multiples of 11.0x to 13.0x. Stephens considered discount rates from 11.0% to 13.0%. Based on this analysis, Stephens derived a range for the implied equity value of FBLB from $155.6 to $192.8 million.

Financial Impact Analysis. Stephens analyzed the estimated merger consequences of certain pro forma combined income statement and balance sheet information of FBLB and Heartland. Stephens discussed key assumptions regarding the expected accounting treatment, potential cost savings and other acquisition adjustments resulting from the merger with management of FBLB and Heartland. Stephens' analysis utilized consensus earnings estimates for Heartland as of December 11, 2017, as well as earnings estimates for FBLB provided by FBLB executive management. Based on this analysis, Stephens estimated that the merger would likely be accretive to Heartland’s consensus earnings per share in the first two years following the closing of the merger and would be dilutive to Heartland’s tangible book value per share. Stephens also estimated that Heartland would maintain capital ratios in excess of those required by Heartland to be considered well-capitalized under existing regulations. The actual results achieved by Heartland following the merger will likely vary from these projected results analyzed by Stephens, and the variations may be material.
Miscellaneous. As part of Stephens’ investment banking business, Stephens regularly issues fairness opinions and is continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes.
Stephens served as financial adviser to FBLB in connection with the merger, and is entitled to receive from FBLB reimbursement of its expenses and a customary fee for its services as financial adviser to FBLB, a significant portion of which is contingent upon the consummation of the merger. Stephens also received a fee from FBLB for providing its opinion to the board of directors. FBLB has also agreed to indemnify Stephens for certain liabilities arising out of its engagement, including certain liabilities that could arise out of it providing the opinion letter. In the ordinary course of business, Stephens and its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt or equity securities or options on securities of FBLB or of any other participant in the merger.
Conclusion. Based upon the foregoing and its general experience as investment bankers, and subject to the assumptions and qualifications set forth in its fairness opinion letter, Stephens concluded that the consideration to be received by the disinterested shareholders in the merger is fair to them from a financial point of view. Each FBLB shareholder is encouraged to read Stephens’ fairness opinion in its entirety. The full text of the fairness opinion is included as Appendix C to this proxy statement/prospectus.

Heartland's Reasons for the Merger

As part of Heartland's business strategy, it evaluates opportunities to acquire bank holding companies, banks and other financial institutions. In reaching its conclusion to adopt and approve the merger agreement, Heartland's board of directors evaluated the merger in consultation with Heartland's financial and legal advisors.
Heartland's board of directors approved the merger because:

•	the merger will expand Heartland’s banking operations into a high-growth Texas banking market;

•
the establishment of banking operations in West Texas is a natural extension of the banking business conducted by Heartland in New Mexico through New Mexico Bank & Trust, which is Heartland's New Mexico state banking subsidiary headquartered in Albuquerque, New Mexico;

•	FB&T is a high-growth, high-profitability bank well positioned to achieve additional organic growth and possibly acquire other banks in Texas;

•	through the merger, Heartland will acquire PrimeWest, a highly successful mortgage company that is a subsidiary of FB&T;

•
following the merger, Heartland expects that it will be able to retain local management of its Texas banking operations by keeping the executive officers, board of directors and client relationship management personnel of FB&T in place;

•	the addition of FB&T's operations to the operations of Heartland's current state bank subsidiaries is strategically attractive and has compelling financial metrics;

•
Heartland believes the acquisition of FB&T has low execution risk, particularly in view of anticipated minimal disruption to FB&T's existing operations and Heartland's history of successfully executing acquisitions and integrating acquired banks;

•
Heartland and FBLB complement each other because of similar community banking business models, a common focus on customer service, compatible cultures and management and operating styles that are akin;

•	the merger offers the potential for Heartland to increase the services provided to FB&T customers;

•
the merger adds a seasoned management team, including Barry Orr, Chairman, President and Chief Executive Officer of FBLB and Chief Executive Officer of FB&T, and Greg Garland, Executive Vice President of FBLB and President of FB&T;

•
the merger extends the geographic diversity of Heartland's operations, and is consistent with Heartland’s objective of balancing its exposure to economic upswings and downturns in the different geographic markets it serves;

•	the merger is expected to be immediately accretive to Heartland’s GAAP earnings per share when it is completed in the second quarter of 2018; and

•	the merger is expected to enhance Heartland's long-term stockholder value.

Certain Interests of FBLB Directors and Executive Officers in the Merger

In considering the recommendation of the FBLB board of directors with respect to the merger proposal, FBLB shareholders should be aware that certain persons, including the directors and executive officers of FBLB, have interests in the merger that are in addition to their interests as shareholders of FBLB generally. The FBLB board of directors was aware of these interests and considered them, among other matters, when making a decision to approve the merger agreement and recommend that FBLB shareholders approve the merger agreement.
SAR Awards. FBLB adopted a Stock Appreciation Rights Plan in 2015 to provide equity-linked incentives to certain executive officers and other employees of FBLB and FB&T. Of the 28 officers and employees who participate in the plan, three of them – Barry Orr, Greg Garland and Denise Thomas – are executive officers of FBLB and hold in the aggregate 22,600 SARs. Under the terms of the merger agreement, and on the same basis as all other holders of SAR awards, these individuals will receive payments based on the value of the SARs as of the closing date. See “The Merger Agreement—SAR Payments,” beginning on page 38. Assuming a market price of Heartland common stock of $55.35 per share, the closing price of a share of Heartland common stock on March 15, 2018 (the last practicable trading date before the date of this proxy statement/prospectus), Messrs. Orr and Garland and Ms. Thomas will receive payments of approximately $1.4 million, $923,000 and $319,000, respectively, for the SARs they hold. Payments made to the holders of outstanding SAR awards, including these executive officers, will reduce the amount of the aggregate cash consideration paid to the FBLB shareholders in the merger.
Indemnification and Insurance. From and following the effective time, the directors and officers of FBLB will be entitled to indemnification from Heartland to the same extent and subject to the conditions set forth in the articles of incorporation and bylaws of FBLB or as required by law. FBLB (or Heartland, if necessary) has agreed to obtain a “tail” insurance policy for a period of at least six years after completion of the merger for directors’ and officers’ liability and fiduciary liability. Heartland has agreed to pay the premium for such “tail” insurance policy, subject to certain reasonableness limitations, although any insurance premium payments made by Heartland for such “tail” insurance policy will be considered a transaction expense under the merger agreement.
Employment Agreements. Heartland, FBLB and FB&T have entered into employment agreements with each of Barry Orr and Greg Garland, which will become effective upon completion of the merger. The employment agreements provide that Messrs. Orr and Garland will serve as Chairman of the Board and Chief Executive Officer of FB&T and President and a director of FB&T, respectively. Under the employment agreements, Messrs. Orr and Garland are entitled to receive a base salary, a signing bonus, an annual retention bonus, an annual cash bonus payable upon achievement of certain objectives and annual grants of restricted stock units of Heartland. They will also be subject to certain ongoing confidentiality, noncompetition and nonsolicitation obligations.
Mr. Orr's employment agreement provides for a base salary of $350,000 per year, a signing bonus of $100,000, an annual retention bonus of $50,000, an annual performance-based cash bonus of up to 50% of his base salary and annual grants of Heartland restricted stock units having a fair market value on the date of grant of up to 35% of his annual base salary. In addition, pursuant to the employment agreement with Mr. Orr, Heartland has agreed to nominate Mr. Orr for election to the Heartland board of directors at such time as his appointment as a director would not result in the number of Heartland board members who are not "independent directors" exceeding the number of independent directors. Mr. Garland's employment agreement provides for a base salary of $275,000 per year, a signing bonus of $100,000, an annual retention bonus of $50,000, an annual performance-based cash bonus in an amount up to 40% of his base salary and annual grants of Heartland restricted stock units having a fair market value on the date of grant of up to 25% of his annual base salary. Mr. Orr previously did not have an employment agreement with FBLB or FB&T. However, his employment agreement does not provide for appreciably greater compensation than the compensation he currently receives. Mr. Garland has an existing employment with FB&T. Although the new employment agreement with Mr. Garland is structured differently than his existing employment agreement, the aggregate compensation payable under the new employment agreements does not differ substantially from the aggregate compensation payable to him under his existing employment agreement.
Change in Control Payments and Director Support Agreements. On September 23, 2014, the Board Leadership Committee of FBLB's board of directors adopted a plan to provide support payments to the board’s non-employee directors, as well as to the Chairman of the Board and certain officers who support the board of directors, upon the occurrence of a change in control transaction in recognition of their respective contributions to FBLB leading to such change in control and, with respect to the non-employee directors, in consideration for any obligations undertaken by these persons in connection with the change in control transaction. Pursuant to the plan, the board’s eight non-employee directors and the Chairman of the Board are each entitled to receive a lump sum payment of $48,000 upon a change in control. In addition, the Board Secretary and Board Scribe are each entitled to receive a lump sum amount of $18,000. In connection with the receipt of these payments, and as a condition to Heartland’s obligation to consummate the merger, each of the FBLB's non-employee directors will enter into a support agreement with Heartland, which is expected to (1) provide, among other things, that the director will use reasonable efforts to refrain from harming the goodwill and customer and client relationships of Heartland and FB&T and (2) restrict the director’s ability to solicit customers or employees of FB&T or otherwise engage in competitive activities with respect to FB&T for a period of time following the closing.
Employee Benefit Plans. All employees of FB&T who continue on as employees following the merger, including those who are executive officers of FBLB, will be entitled to participate in the employee benefit plans and programs maintained for employees of Heartland. These individuals will receive credit for their years of service with FB&T for purposes of eligibility and vesting (and, solely with respect to vacation and severance benefits, benefit accrual) under any employee benefit plans and programs sponsored by Heartland to the extent permitted by applicable law.

REGULATORY MATTERS AND TAX CONSEQUENCES AND
ACCOUNTING TREATMENT OF THE MERGER
Regulatory Matters

Heartland and FBLB have agreed to use all commercially reasonable efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. These approvals require applications by Heartland to acquire FBLB and FB&T with the FRB pursuant to the Bank Holding Act of 1956 and applications with the TDB pursuant to Chapters 201 and 202 of the Texas Finance Code. Heartland has completed, or will complete, the filing of applications to obtain these required regulatory approvals from the FRB and the TDB.
A transaction approved pursuant to the Bank Holding Company Act of 1956 may not be completed until 30 days after approval is received, during which time the Antitrust Division of the U.S. Department of Justice may challenge the merger. The commencement of an antitrust action would stay the effectiveness of an approval unless a court specifically ordered otherwise. With the consent of the Antitrust Division, the waiting period may be reduced to no less than 15 days.
We are not aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional government approvals or actions are required, those approvals or actions will be sought.
Heartland and FBLB believe that neither the merger of FBLB with and into Heartland nor the acquisition of FB&T by Heartland raises significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals on a timely basis without the imposition of any condition that could reasonably be expected to have a material adverse effect on FB&T or Heartland. However, there can be no assurance that all of the regulatory approvals described above will be obtained, and, if obtained, that the approvals will be received on a timely basis or that there will not be any litigation challenging such approvals. Likewise, no assurance can be provided that the Antitrust Division of the U.S. Department of Justice or any state attorney general will not attempt to challenge the merger on antitrust grounds. If such a challenge is made, the result of the challenge cannot be predicted.
Material U.S. Federal Income Tax Consequences of the Merger
The following describes the material anticipated U.S. federal income tax consequences to a U.S. Holder (as defined below) of FBLB common stock with respect to the exchange of FBLB common stock for Heartland common stock and cash at the effective time of the merger and contingent rights to receive additional shares of Heartland common stock subject to the tax holdback.
This discussion assumes that U.S. Holders hold their FBLB common stock as capital assets within the meaning of section 1221 of the Code. This discussion is based on the Code, administrative pronouncements, judicial decisions and Treasury Regulations, each as in effect as of the date of this proxy statement/prospectus. All of the foregoing are subject to change at any time, possibly with retroactive effect, and all are subject to differing interpretations. No advance ruling has been or will be sought or obtained from the IRS regarding the U.S. federal income tax consequences of the merger. As a result, no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.
This discussion does not address any tax consequences arising under U.S. federal tax laws other than U.S. federal income tax laws, nor does it address the laws of any state, local, foreign or other taxing jurisdiction. In addition, this discussion does not address all aspects of U.S. federal income taxation that may apply to U.S. Holders of FBLB common stock in light of their particular circumstances or U.S. Holders that are subject to special rules under the Code, such as holders of FBLB common stock that are pass-through entities or trusts, persons who acquired shares of FBLB common stock as a result of the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, persons subject to the alternative minimum tax, tax-exempt organizations, broker-dealers, traders in securities that have elected to apply a mark-to-market method of accounting, persons having a "functional currency" other than the U.S. dollar and persons holding their FBLB common stock as part of a straddle, hedging, constructive sale or conversion transaction.
For purposes of this summary, a "U.S. Holder" is a beneficial owner of FBLB common stock that is for U.S. federal income tax purposes:

•	a United States citizen or resident alien;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state therein or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust has made a valid election to be treated as a United States person for United States federal income tax purposes.

U.S. Holders should consult with their own tax advisors regarding the specific tax consequences of the merger and the tax holdback in light of their particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in the United States federal or other tax laws.
Tax Classification of the Merger. The merger is intended to qualify as a reorganization under section 368(a) of the Code, and the obligations of FBLB to complete the merger are subject to the receipt of the opinion of Fenimore, Kay, Harrison & Ford, LLP, special counsel to FBLB ("Fenimore Kay"), that the merger will qualify as a "reorganization" under Section 368(a) of the Code. FBLB does not currently intend to waive this opinion condition to its obligation to complete the merger.
The following discussion, subject to the limitations and qualifications described herein, constitutes the opinion of Fenimore Kay regarding the material U.S. federal income tax consequences of the merger applicable to a U.S. Holder that exchanges FBLB common stock in the merger, to the extent the following discussion sets forth statements of U.S. federal income tax law or legal conclusions with respect thereto. The opinion of counsel relies on assumptions, including assumptions regarding the absence of changes in existing facts and law and the completion of the merger in the manner contemplated by the merger agreement, and on the accuracy of representations and covenants made by FBLB and Heartland, including those contained in representation letters of officers of FBLB and Heartland. If any of the representations or assumptions upon which the opinion is based are incorrect, the tax consequences of the merger could be adversely affected. An opinion of counsel represents counsel’s best legal judgment and is not binding on the IRS or any court, nor does it preclude the IRS from adopting a contrary position.
Based on the accuracy of representations made by FBLB and Heartland and subject to the limitations and qualifications described above, Fenimore Kay, special counsel to FBLB, has rendered its opinion that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, and that the following discussion constitutes its opinion regarding the material U.S. federal income tax consequences of the merger to U.S. Holders.

Exchange of FBLB Common Stock for Heartland Common Stock, Cash and Contingent Rights to Receive Additional Heartland Common Stock subject to the Tax Holdback. Based on and subject to the foregoing, the merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. Subject to the discussion below regarding the tax treatment of the tax holdback, the U.S. federal income tax consequences of the merger to U.S. Holders of FBLB common stock will be as follows:

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A U.S. Holder will recognize gain in an amount equal to the lesser of the amount of cash received by the U.S. Holder in the merger (other than cash received in lieu of a fractional share of FBLB common stock) and the gain realized. The gain realized is the excess of (1) the sum of the cash received by the U.S. Holder in the merger (other than cash received in lieu of a fractional share of FBLB common stock) plus the fair market value, determined at the Effective Time, of the Heartland common stock received at the effective time of the merger and the Heartland common stock subject to the tax holdback over (2) the U.S. Holder's adjusted tax basis in the FBLB common stock surrendered in the merger.

•	No losses will be recognized other than losses, if any, realized in connection with the receipt of cash in lieu of a fractional share interest, as described below.

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The gain recognized by a U.S. Holder in the merger generally will constitute capital gain, unless the receipt of cash has the effect of a distribution of a dividend, as discussed below in the section titled "Potential Treatment of Cash as a Dividend," in which case some or all of such gain may be treated as dividend income rather than as capital gain.

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Any capital gain recognized by a U.S. Holder generally will constitute long-term capital gain if the shareholder's holding period for the FBLB common stock exchanged in the merger is more than one year as of the date of the merger, and otherwise will constitute short-term capital gain.

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The aggregate tax basis of the shares of Heartland common stock received by a U.S. Holder at the effective time of the merger (including, for this purpose, any fractional share of Heartland common stock for which cash is received) plus the maximum number of shares of Heartland common stock that the U.S. Holder could receive from the tax holdback will equal the aggregate tax basis of the U.S. Holder's FBLB common stock surrendered in the merger, decreased by the amount of cash received by the U.S. Holder in the merger (excluding any cash received in lieu of a fractional share) and increased by the amount of gain recognized by the U.S. Holder in the merger. In the event that less than all of the Heartland common stock subject to the tax holdback is released to the Stockholder Representative for the benefit of FBLB shareholders, the tax basis of a U.S. Holder's shares of Heartland common stock will be recalculated, as discussed further in the section titled "Tax Treatment of Tax Holdback."

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The holding period of the shares of Heartland common stock received by a U.S. Holder in the merger and subject to the tax holdback will include the holding period of the shareholder's FBLB common stock exchanged in the merger.

If a U.S. Holder exchanges more than one "block" of shares of FBLB common stock (that is, groups of shares that the holder acquired at different times or at different prices), the holder must calculate gain separately as to each block, and the results for each block may not be netted in determining the holder’s overall gain. Instead, the U.S. Holder will generally recognize gain on those shares on which gain is realized, but, as described above, losses may not be recognized.

Potential Treatment of Cash as a Dividend. In general, the determination of whether gain recognized by a U.S. Holder will be treated as capital gain or a dividend distribution will depend upon whether, and to what extent, the merger reduces the U.S. Holder’s deemed percentage stock ownership interest in Heartland. For purposes of this determination, a U.S. Holder will be treated as if the shareholder first exchanged all of its FBLB common stock solely for Heartland common stock (instead of a combination of Heartland common stock and cash as will actually be received) and then Heartland immediately redeemed a portion of that Heartland common stock in exchange for the cash the shareholder received in the merger. The IRS has held that any reduction in the interest of a shareholder that owns a small number of shares in a publicly and widely-held corporation and that exercises no control over corporate affairs would result in capital gain as opposed to distribution treatment.
If a U.S. Holder’s gain recognized in the merger is treated as a distribution, the U.S. Holder will be required to include the amount of this distribution in gross income as a dividend to the extent of our current and accumulated “earnings and profits.” To the extent a distribution exceeds our current and accumulated “earnings and profits,” the distribution will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in the Heartland common shares received (including the Heartland common stock subject to the tax holdback) and thereafter, as gain from the sale or exchange of the Heartland common shares. Dividends paid by us to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied.

The remainder of this discussion assumes that the gain recognized in the merger will be treated as capital gain. Because the possibility of distribution treatment depends primarily on a U.S. Holder’s particular circumstances, including the application of constructive ownership rules, U.S. Holders should consult their tax advisers about the possibility of dividend distribution treatment.

Cash In Lieu of Fractional Shares. To the extent that a U.S. Holder receives cash in lieu of a fractional share of common stock of Heartland, the shareholder will be deemed to have received that fractional share in the merger and then to have received the cash in redemption of that fractional share. The U.S. Holder generally will recognize gain or loss equal to the difference between the cash received and the portion of the shareholder’s tax basis in the shares of FBLB common stock surrendered allocable to that fractional share. This gain or loss generally will be long-term capital gain or loss if the holding period for those shares of FBLB common stock is more than one year as of the date of the merger.
Tax Treatment of Tax Holdback. For U.S. federal income tax purposes, U.S. Holders should be treated as the owners of the Heartland common stock subject to the tax holdback beginning at the effective time of the merger. The remainder of this discussion assumes this treatment.

Receipt of Heartland common stock upon release from the tax holdback will not be taxable to the U.S. Holders. At the time of each release, if any, of Heartland common stock from the tax holdback, the U.S. Holder will be required to recalculate the U.S. Holder’s aggregate tax basis in Heartland common stock, taking into account any change (due to the satisfaction of special tax losses) in the maximum number of shares of Heartland common stock the U.S. Holder may receive, and also making appropriate adjustments if the U.S. Holder has sold or otherwise disposed of Heartland common stock previously received.
To the extent that shares of Heartland common stock subject to the tax holdback are returned to Heartland to satisfy special tax claims, a U.S. Holder will recognize gain or loss equal to the difference between the U.S. Holder’s adjusted tax basis in the shares returned and the fair market value of those shares as of the time of return. The fair market value (determined as of the time of return) of any shares that are returned to Heartland to satisfy special tax claims will be added to the aggregate tax basis of the U.S. Holder’s remaining shares of Heartland common stock received in the merger and released from the tax holdback. Gain or loss recognized on return of shares of Heartland common stock to Heartland will be long-term capital gain or loss if the U.S. Holder’s holding period for the returned shares is more than one year as of the date of return. As noted above, the holding period of the shares of Heartland common stock subject to the tax holdback will include the holding period of the U.S. Holder’s FBLB common stock exchanged in the merger.
The tax treatment of the tax holdback is complex. Each U.S. Holder should consult with its own tax advisor regarding the federal income tax consequences of the tax holdback.

Backup Withholding. Backup withholding at the applicable rate may apply with respect to certain payments, including cash received in the merger and cash dividends paid with respect to Heartland common stock subject to the tax holdback, unless a U.S. Holder (1) is a corporation or is within certain other exempt categories and, when required, demonstrates this fact, or (2) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder who does not provide its correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the shareholder’s U.S. federal income tax liability, provided the shareholder furnishes certain required information to the IRS.

Reporting Requirements. A U.S. Holder will be required to retain records pertaining to the merger and will be required to file with such shareholder's U.S. federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger. In addition, each U.S. Holder who is a "significant holder" that receives Heartland common stock in the merger will be required to file a statement with his, her or its federal income tax return setting forth his, her or its adjusted tax basis in the FBLB common stock surrendered and the fair market value of the Heartland common stock and cash, if any, received in the merger. A "significant holder" is a holder of FBLB common stock who, immediately before the merger, owned at least one percent (by vote or value) of the outstanding shares of FBLB common stock or owned FBLB securities with an adjusted tax basis of $1,000,000 or more.
TAX MATTERS REGARDING THE MERGER ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE MERGER TO ANY PARTICULAR FBLB SHAREHOLDER WILL DEPEND ON THAT SHAREHOLDER’S PARTICULAR SITUATION. FBLB SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER AND THE TAX HOLDBACK, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGE IN THE TAX LAWS TO THEM.
Accounting Treatment
The merger of FBLB into Heartland will be accounted for under the acquisition method of accounting by Heartland, as that term is used under GAAP, for accounting and financial reporting purposes. As a result, the historical financial statements of Heartland will continue to be the historical financial statements of Heartland following the completion of the merger. The assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of FBLB as of the effective time of the merger will be recorded at their respective fair values and added to the assets and liabilities of Heartland. Any excess of the aggregate merger consideration over the net fair values of FBLB assets and liabilities is recorded as goodwill (i.e., excess purchase price). Financial statements of Heartland issued after the merger will reflect such fair values and will not be restated retroactively to reflect the historical financial position or results of operations of FBLB. The results of operations of FBLB will be included in the results of operations of Heartland beginning on the effective date of the merger.

Board of Directors and Management of Heartland Following Completion of the Merger
    The composition of Heartland’s board of directors and its senior management will not be changed as a result of the merger. Information about the current Heartland directors and executive officers can be found in Heartland’s proxy statement dated April 17, 2017 for its 2017 Annual Meeting of Stockholders. See "Where You Can Find More Information" on page 55.

DISSENTERS' RIGHTS OF FBLB SHAREHOLDERS

General.   If you hold one or more shares of FBLB common stock, you have the right to dissent from the merger and have the appraised fair value of your shares of common stock paid to you in cash. The ultimate amount that a dissenting shareholder receives in an appraisal proceeding may be less than, equal to or more than the amount he or she would have received under the merger agreement. If you are contemplating exercising your right to dissent, we urge you to read carefully the provisions of Chapter 10, Subchapter H of the TBOC, which are attached as Appendix B to this proxy statement/prospectus, and consult with your legal counsel before electing or attempting to exercise these rights. The following summary describes the steps you must take if you want to exercise your right to dissent. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Chapter 10, Subchapter H of the TBOC. You should read this summary and the full text of the law carefully.
How to Exercise and Perfect Your Right to Dissent.   To be eligible to exercise your right to dissent to the merger:

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prior to the special meeting, you must deliver to FBLB written notice of your objection to the merger that (1) states that you will exercise your right to dissent if the merger proposal is approved and the merger is completed and (2) provides an address to which FBLB may send a notice to you if the merger is completed;

•	you must vote your shares of FBLB common stock "AGAINST" the merger proposal, either by proxy or in person, at the special meeting;

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you must provide to FBLB, not later than the 20th day after FBLB sends you notice that the merger was completed, your written demand for payment that states (1) the number of shares of FBLB common stock you own, (2) your estimate of the fair value of such common stock and (3) an address to which a notice relating to the dissent and appraisal procedures may be sent to you;

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you must submit to FBLB, not later than the 20th day after you deliver to FBLB your written demand for payment described in the preceding bullet point, (1) if your shares are certificated, your certificates representing the shares, or (2) if your shares are uncertificated, signed assignments of the ownership interests in the shares; and

•	you must continuously hold your shares of FBLB common stock from the record date through the completion of the merger.

If you intend to dissent from the merger, you must send written notice to FBLB's Chairman, President and Corporate Secretary at:
First Bank Lubbock Bancshares, Inc.
9816 Slide Rd.
Lubbock, Texas 79424
Attention: Chairman, President and Corporate Secretary

If you fail to vote your shares of FBLB common stock at the special meeting against the merger proposal, or otherwise fail to comply with any of these conditions and the merger is completed, you will lose your right to dissent from the merger and will instead receive the per share merger consideration. If you comply with the items set forth in the first two bullet points above and the merger is completed, FBLB will send you a written notice advising you that the merger has been completed. FBLB must deliver this notice to you within 10 days after the merger is completed. A proxy card which is signed and does not contain voting instructions will, unless revoked, be voted in favor of the merger proposal, will constitute a waiver of your dissenters’ rights, and will nullify any previous written demand for appraisal.
Your Demand for Payment and Delivery of Share Certificates.   If you wish to dissent from the merger and receive the fair value of your shares of FBLB common stock in cash, you must, within 20 days after the date the notice of completion of the merger was delivered or mailed to you by FBLB, send a written demand to FBLB for payment of the fair value of your shares of common stock that complies with the applicable statutory requirements. The fair value of your shares of FBLB common stock will be the value of the shares on the day immediately preceding the date of completion of the merger, excluding any appreciation or depreciation in anticipation of the merger. Additionally, within 20 days after the date on which your written demand for payment of the fair value of your shares of FBLB common stock is delivered to FBLB, you must submit to FBLB any certificates representing your shares for purposes of making a notation on such certificates that a demand for payment of fair value for your shares has been made under Chapter 10, Subchapter H of the TBOC. All such certificates must be submitted to FBLB at the address below. Your written demand and any notices to FBLB must be sent to FBLB's Chairman, President and Corporate Secretary at:
First Bank Lubbock Bancshares, Inc.
9816 Slide Rd.
Lubbock, Texas 79424
Attention: Chairman, President and Corporate Secretary

Your written demand must state how many shares of FBLB common stock you own and your estimate of the fair value of your shares of common stock. If you fail to send your written demand to FBLB within 20 days after the date the notice of completion of the merger was delivered or mailed to you by FBLB, you will be bound by the merger and you will not be entitled to receive a cash payment representing the fair value of your shares of FBLB common stock. Instead, you will receive the per share merger consideration. The failure to submit your share certificates will have the effect, at the option of FBLB, of terminating your rights of dissent and appraisal unless a court, for good cause shown, directs otherwise.
Actions of FBLB Upon Receipt of Your Demand for Payment.   Within 20 days after FBLB receives your demand for payment and your estimate of the fair value of your shares of FBLB common stock, FBLB must send you written notice stating whether or not it accepts your estimate of the fair value of your shares.
If FBLB's written notice accepts your estimate, FBLB will pay the amount of your estimate of fair value within 90 days after the merger is completed. FBLB will make this payment to you only if you have surrendered the share certificates, duly endorsed for transfer to FBLB, or the signed assignments of ownership in non-certificated shares, as applicable, representing your shares of common stock.
If FBLB's written notice does not accept your estimate, the notice will provide FBLB's estimate of the fair value of your shares and an offer to pay that amount to you within 120 days after the merger is completed. To accept FBLB's offer, you must provide notice of your acceptance to FBLB within 90 days after the merger is completed, and your failure to do so within that 90-day period will constitute rejection by you of FBLB's offer.
Payment of the Fair Value of Your Shares of Common Stock Upon Agreement of an Estimate.   If you and FBLB reach an agreement on the fair value of your shares of common stock within 90 days after the merger is completed, FBLB must pay you the agreed amount within 120 days after the merger is completed, if you have surrendered to FBLB the duly endorsed share certificates or the signed assignments of ownership in non-certificated shares, as applicable, representing your shares of common stock.
Commencement of Legal Proceedings if a Demand for Payment Remains Unsettled.   If you and FBLB have not reached an agreement as to the fair value of your shares of common stock within 90 days after the merger is completed, you or FBLB may, within 60 days after the expiration of that 90 day period, commence proceedings in Lubbock County, Texas, asking the court to determine the fair value of your shares of common stock. FBLB has no obligation to file such a petition in the event there are dissenting shareholders and FBLB and such dissenting shareholders are unable to reach an agreement as to the fair value of the shares. If court proceedings are initiated, the court will determine if you have complied with the dissent provisions of the TBOC and if you have become entitled to a valuation of and payment for your shares of common stock. The court will appoint one or more qualified persons to act as appraisers to determine the fair value of your shares. The appraisers will determine the fair value of your shares and will report this value to the court. The court will consider the report, and both you and FBLB may address the court about the report. The court will determine the fair value of your shares and direct FBLB to pay that amount, plus interest, which will begin to accrue 91 days after the merger is completed. If any shareholder files a petition with the court requesting a finding and determination of the fair value of its shares, then within 10 days of receipt of service of such petition by FBLB, FBLB must file with the court a list containing the names and addresses of all shareholders who have demanded payment for fair value of their shares and with whom agreements as to the fair value of their shares have not been reached by FBLB.
Rights as a Shareholder.   If you have made a written demand on FBLB for payment of the fair value of your shares of common stock, you will not thereafter be entitled to vote or exercise any other rights as a shareholder except the right to receive payment for your shares as described herein and the right to maintain an appropriate action to obtain relief on the ground that the merger would be or was fraudulent. In the absence of fraud in the merger, your right under the dissent provisions described herein is the exclusive remedy for the recovery of the value of your shares or money damages with respect to the merger.

Withdrawal of Demand.   If you have made a written demand on FBLB for payment of the fair value of your common stock, you may unilaterally withdraw such demand at any time before payment for your shares has been made or before a petition has been filed with a court for determination of the fair value of your shares. However, if either payment of the fair value of your common stock has been made by FBLB or a petition has been filed with a court for determination of the fair value of your shares, you may not withdraw your demand on FBLB for payment of fair value without FBLB’s consent. If you withdraw your demand, your rights to dissent are terminated, or you are otherwise unsuccessful in asserting your dissenters’ rights, you will be bound by the terms of the merger and your status as a shareholder will be restored without prejudice to any corporate proceedings, dividends or distributions which may have occurred during the interim.

One condition to Heartland’s obligation to complete the merger is that the total number of dissenting shares cannot be more than 7.5% of the number of outstanding shares of FBLB common stock.

THE MERGER AGREEMENT

The following describes material provisions of the merger agreement, which is attached as Appendix A to this proxy statement/prospectus and which is incorporated by reference into this proxy statement/prospectus. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety.
The Merger
Pursuant to the merger agreement, and upon filing of a certificate of merger with the Secretary of State of Delaware and a certificate of merger with the Texas Secretary of State, FBLB will merge with and into Heartland, with Heartland as the surviving entity. Upon the completion of the merger, each share of FBLB common stock, other than shares held by either Heartland or FBLB and shares held by FBLB shareholders who properly assert their dissenters’ rights, will be automatically converted into the right to receive Heartland common stock and cash. FBLB shareholders would receive merger consideration for each share of FBLB common stock of 3.0934 shares of Heartland common stock and, assuming the market value of a share of Heartland common stock is $55.35, the closing price of a share of Heartland common stock on March 15, 2018 (the last practicable trading date before the date of this proxy statement/prospectus), approximately $4.01 in cash, subject to certain adjustments described below.
Stock Component of Merger Consideration. The exchange ratio for the stock component of the merger consideration is fixed and will not be adjusted to reflect changes in the price of Heartland common stock occurring prior to the completion of the merger. However, if the price of Heartland common stock drops below certain levels, as described in the section titled "The Merger Agreement—Termination," FBLB may exercise a "walk-away" right and terminate the merger agreement, unless Heartland increases the exchange ratio or cash component of the merger consideration by exercising its "top-up" option.
The stock component of the merger consideration is subject to a tax holdback of 0.3586 shares of Heartland common stock for each share of FBLB common stock (or an aggregate of 388,506 shares of Heartland common stock), if FBLB has not received certain rulings from the IRS prior to the effective time of the merger. The shares subject to the tax holdback may not be released, or only be partially released, to FBLB shareholders if Heartland incurs a tax loss because FBLB failed to qualify as an "S corporation" or any of FBLB’s subsidiaries failed to qualify as a "qualified subchapter S subsidiary" (within the meaning of the Code or comparable provisions of state, local or other tax law) prior to the effective time of the merger. A claim against the tax holdback may reduce the number of the shares of Heartland common stock that will be received by FBLB shareholders in the merger by up to 0.3586 shares for each share of FBLB common stock. To the extent that Heartland or any of its subsidiaries incurs a tax loss based on the circumstances described above, Heartland will be indemnified for any such tax loss. The tax holdback will be the sole source from which Heartland may satisfy any indemnification claim.
Any portion of the tax holdback not used to indemnify Heartland for a tax loss will be released to the Stockholder Representative for the benefit of the former holders of FBLB common stock on the earliest of receipt by FBLB of an IRS ruling in form and substance reasonably satisfactory to Heartland or on the applicable release dates, subject in the case of each release date to later release upon the resolution of any pending tax claims. However, prior to distribution by the Stockholder Representative of any shares of Heartland common stock subject to the tax holdback to former FBLB shareholders, the Stockholder Representative will be entitled to reimbursement from the tax holdback of reasonable third-party expenses incurred by the Stockholder Representative as a result of his acting in such capacity.
The release dates for the shares of Heartland common stock subject to the tax holdback and the potential number of shares to be distributed on each of these dates is set forth below:

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Within 10 business days after August 17, 2018 (i.e., the first release date), Heartland will issue 62,036 shares of Heartland common stock to the Stockholder Representative for the benefit of former holders of FBLB common stock, as reduced by any Heartland tax loss the amount of any pending tax claims against Heartland related to FBLB's 2014 tax liability.

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Within 10 business days after September 8, 2019 (i.e., the second release date), Heartland will issue 77,441 shares of Heartland common stock to the Stockholder Representative for the benefit of former holders of FBLB common stock, as reduced by any Heartland tax loss the amount of any pending tax claims against Heartland related to FBLB's 2015 tax liability.

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Within 10 business days after March 10, 2020 (i.e., the third release date), Heartland will issue 109,329 shares of Heartland common stock to the Stockholder Representative for the benefit of former holders of FBLB common stock, as reduced by any Heartland tax loss the amount of any pending tax claims against Heartland related to FBLB's 2016 tax liability.

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Within 10 business days after the third anniversary of the date on which FBLB's 2017 federal income tax return is filed (i.e., the fourth release date), Heartland will issue 141,700 shares of Heartland common stock to the Stockholder Representative for the benefit of former holders of FBLB common stock, as reduced by any Heartland tax loss the amount of any pending tax claims against Heartland related to FBLB's 2017 tax liability.

The shares of Heartland common stock subject to the tax holdback will be issued and outstanding shares, but will be held by Heartland pending release as described above. Accordingly, FBLB shareholders will have the right to vote, and receive cash dividends on, the shares subject to holdback beginning on the effective date of the merger and until such time, if any, as such shares are utilized to satisfy an indemnification claim. However, until such time as the shares of Heartland common stock subject to holdback are released as described above, they will not be transferable.
Cash Component of Merger Consideration. Pursuant to the merger agreement, the aggregate amount of the cash component of the merger consideration to be paid to FBLB shareholders will be $17,505,724, less amounts payable to the holders of SARs. Assuming the market price of a share of Heartland common stock is $50.15, the closing price per share on December 11, 2017 (the last trading date before the merger agreement was executed), the payments to holders of SARs would be approximately $11.5 million. Assuming the market price of a share of Heartland common stock is $55.35, the closing price per share on March 15, 2018 (the last practicable trading date before the date of this proxy statement/prospectus), the payments to holders of SARs would be approximately $13.2 million.
In addition, the cash component of the merger consideration is subject to certain adjustments. If FBLB's Adjusted Tangible Common Equity (as defined below) is less than $83.0 million on the last business day of the month immediately preceding the month in which the closing date of the determination date, then the cash component of the merger consideration will be reduced by the amount by which FBLB's Adjusted Tangible Common Equity is less than $83.0 million. If FBLB's Adjusted Tangible Common Equity is greater than $84.0 million on the determination date, then the cash component of the merger consideration will be increased by the amount, up to $5.0 million, by which FBLB's Adjusted Tangible Common Equity is greater than $85.0 million.
"Adjusted Tangible Common Equity" means an amount equal to (a) the sum of (i) the total shareholders’ common equity of FBLB, determined in accordance with GAAP as of the close of business on the determination date as adjusted to reflect a reasonable projection of the operations of FBLB through the effective time of the merger, and (ii) the determination date transaction expenses, less (b) the sum of (x) the value of the intangible assets determined as of the close of business on the determination date as adjusted to reflect a reasonable projection of the operations of FBLB through the effective time of the merger, and (y) the amount, if any, by which transaction expenses exceed $7.5 million.

The following table presents the value of the cash component of the merger consideration for each share of FBLB common stock, and its impact on total consideration per share, based upon various levels of FBLB's Adjusted Tangible Common Equity:

Adjusted Tangible Common Equity	Cash Adjustment per Share	Cash Consideration per Share	Stock Consideration per Share(1)	Total Consideration per Share
$88.00 million	$3.347	$7.356	$171.220	$178.576
$87.00 million	2.511	6.519	171.220	177.739
$86.00 million	1.674	5.682	171.220	176.902
$85.00 million	0.837	4.845	171.220	176.065
$84.00 million	—	4.009	171.220	175.228
$83.50 million	—	4.009	171.220	175.228
$83.00 million	—	4.009	171.220	175.228
$82.00 million	(0.837)	3.172	171.220	174.392
$81.00 million	(1.674)	2.335	171.220	173.555
$80.00 million	(2.511)	1.498	171.220	172.718
$79.00 million	(3.347)	0.661	171.220	171.881
________________________

(1)
Assumes the closing sales price of Heartland common stock of $55.35 as of March 15, 2018 (the last practicable trading date before the date of this proxy statement/prospectus) and the fixed exchange ratio of 3.0934 shares of Heartland common stock issued for each share of FBLB common stock.

Total Merger Consideration. Based on the closing price of a share of Heartland common stock as of December 11, 2017 (the last trading date before the merger agreement was executed) of $50.15, the aggregate merger consideration to be received by FBLB shareholders was valued at approximately $174.0 million, or $160.65 per share of FBLB common stock. Based on the price of a share of Heartland common stock as of March 15, 2018 (the last practicable trading date before the date of this proxy statement/prospectus) of $55.35, the aggregate merger consideration payable to FBLB shareholders was valued at approximately $189.8 million, or $175.23 per share of FBLB common stock. These valuations assume that no adjustments will be made to the cash component of the aggregate merger consideration based on FBLB's Adjusted Tangible Common Equity and no claims will be made by Heartland against the tax holdback. Because the market price for Heartland common stock and the Adjusted Tangible Common Equity of FBLB will fluctuate prior to the merger, the value of the actual consideration you will receive may be different from the amounts described above.
Fractional Shares
Heartland will not issue any fractional shares of Heartland common stock. Instead, a FBLB shareholder who would otherwise have received a fraction of a share of Heartland common stock will receive an amount of cash equal to the fraction of a share of Heartland common stock to which such holder would otherwise be entitled multiplied by the closing price of Heartland common stock on the last trading day immediately preceding the closing date.
Exchange of Stock Certificates
Exchange of Stock Certificates. Please do not send us your stock certificates at this time. Promptly after the completion of the merger, Heartland or its transfer agent will send transmittal materials to each holder of FBLB stock certificates (who has not previously surrendered his, her or its stock certificates) for use in exchanging FBLB stock certificates for certificates representing shares of Heartland common stock and cash. Heartland will deliver certificates or a book entry notification for Heartland common stock and a check to the holders of FBLB common stock once Heartland receives the properly completed transmittal materials and certificates representing such holder’s shares of FBLB common stock.
FBLB stock certificates may be exchanged for Heartland stock certificates and/or cash until such time that the stock certificates and cash would otherwise escheat to or become the property of any governmental unit or agency. At the end of that period, all unclaimed Heartland stock certificates and cash will become (to the extent permitted by abandoned property and any other applicable law) the property of Heartland.
If your FBLB stock certificate has been lost, stolen or destroyed, you may receive a Heartland stock certificate and cash upon the making of an affidavit of that fact. Heartland’s transfer agent may require you to post a bond in a reasonable amount as an indemnity against any claim that may be made against the transfer agent or Heartland with respect to the lost, stolen or destroyed FBLB stock certificate.
Neither Heartland, Heartland’s transfer agent, FBLB, nor any other person will be liable to any former holder of FBLB stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.
Transferability of Heartland Common Stock
The shares of Heartland common stock to be issued to former FBLB shareholders will be registered by Heartland with the SEC. Accordingly, these shares will be freely transferable under the applicable securities laws, except for shares issued to any former FBLB shareholder who may be deemed to be an affiliate of Heartland. Heartland common stock is quoted on the Nasdaq Global Select Market under the symbol "HTLF," and shares of Heartland common stock issued to former FBLB shareholders pursuant to the merger agreement may be traded on this market.
SAR Payments
In 2015, FBLB adopted a Stock Appreciation Rights Plan (the "SAR Plan") to provide equity-linked incentives to certain executive officers and employees of FBLB and FB&T. As an "S corporation," FBLB is limited in the number of shareholders that it may have at any time. Accordingly, the SAR Plan was designed to align the interests of these executive officers and employees with FBLB's shareholders by enabling the participants to realize the appreciation of FBLB's common stock value over the time that the SAR awards were outstanding, without FBLB having to issue those participants actual shares of common stock. As of March 15, 2018, an aggregate of 111,700 SARs were issued and outstanding, of which 22,600 were held by executive officers of FBLB and FB&T.
The SARs become vested only upon a "change in control" of FBLB. Accordingly, the outstanding SARs will vest at the effective time of the merger. As provided in the SAR Plan, the value of each SAR upon a change in control is determined by a formula. This formula provides that the value of an SAR will be equal to the difference between (a) the net price per share of FBLB common stock in the change in control transaction (after taking into account (i) taxes assuming a 20% capital gains rate, subject to adjustment due to changes in tax law, (ii) payoff of indebtedness of FBLB, and (iii) expenses of FBLB in connection with the change in control transaction (including payments to holders of SARs as a result of the change in control transaction), and (b) the "initial value" of the SAR as set forth in the applicable award agreement relating to the SAR. The weighted average of the initial value of all outstanding SARs is $50.46.
The SAR Plan is administered by a committee of FBLB's board of directors. The committee presently estimates that the weighted average value of each SAR based on the above formula is approximately $168.30, assuming the market value of a share of Heartland common stock is $55.35 (which was the closing price on March 15, 2018 (the last practicable trading date prior to the date of this proxy statement/prospectus). Accordingly, based on the above formula, the aggregate value of all outstanding SARs is approximately $13.2 million. This aggregate amount will be payable in cash at the effective time of the merger to all holders of SARs.
Repayment of Indebtedness to The Bankers' Bank
On the closing date, Heartland will on behalf of FBLB, pay off all of the principal and interest outstanding as of the effective time of the merger of indebtedness owed to The Bankers' Bank pursuant to the Loan and Security Agreement dated April 22, 2017 between The Bankers' Bank and FBLB. FBLB anticipates that the amount of the payment to The Bankers' Bank will be approximately $4.6 million.
Statutory Trust Securities
FBLB has two wholly-owned, unconsolidated subsidiary grantor trusts that were established for the purpose of issuing trust preferred securities. The trusts used the net proceeds from each of the offerings to purchase a like amount of junior subordinated debentures of FBLB. As of the effective time of the merger, Heartland will assume FBLB’s obligations and acquire its rights related to the trusts and the debentures underlying the trust securities. As of December 31, 2017, FBLB had outstanding $9.0 million in aggregate liquidation amount of trust preferred securities, and the aggregate principal amount of the junior subordinated debentures was $279,000 million.

Conditions to Completion of the Merger
Unless the parties agree otherwise, the completion of the merger will take place at a time and place to be agreed upon by the parties as soon as practicable after all closing conditions have been satisfied or waived.
The merger will be completed when Heartland files a certificate of merger with the Secretary of State of the State of Delaware and FBLB files a certificate of merger with the Texas Secretary of State, unless Heartland and FBLB agree to a later time for the completion of the merger and specify that time in the certificates of merger. We currently expect to complete the merger in the second quarter of 2018, subject to receipt of required shareholder and regulatory approvals. However, we cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.
Mutual Conditions to Completion of the Merger. FBLB's and Heartland's respective obligations to complete the merger are subject to the fulfillment or waiver of the following mutual conditions:

•	the receipt of the required federal and state regulatory approvals;

•	the absence of any injunction or order that would impair the consummation of the merger;

•	the absence of any law or regulation enacted or promulgated that would materially impair the consummation of the merger;

•
the absence of any governmental action that would restrain or prohibit the merger, prohibit ownership by Heartland of a material portion of FBLB's businesses or assets, or require Heartland to divest any of its or FBLB's businesses or assets;

•	neither party will have terminated the merger agreement as permitted by its terms;

•	approval and adoption of the merger agreement by FBLB shareholders; and

•	the effectiveness of the registration statement relating to the issuance of Heartland common stock in exchange for FBLB common stock.

FBLB Conditions to Completion of the Merger. FBLB's obligations to complete the merger are subject to the fulfillment or waiver of the following conditions:

•	the truth and correctness of Heartland's representations and warranties, subject to the applicable standard of the materiality in the merger agreement;

•	Heartland's performance in all material respects of the obligations required to be performed by it under the merger agreement;

•	no change of control of Heartland;

•	the receipt by FBLB of a legal opinion from its special counsel that the merger will qualify as a tax-free reorganization pursuant to Section 368(a) of the Code; and

•	the release of all personal guarantees relating to indebtedness owed by FBLB to The Bankers' Bank.

Heartland Conditions to Completion of the Merger. Heartland's obligations to complete the merger are subject to the fulfillment or waiver of the following conditions:

•	the truth and correctness of FBLB's representations and warranties, subject to the applicable standard of the materiality in the merger agreement;

•	FBLB's performance in all material respects of the obligations required to be performed by it under the merger agreement;

•
FBLB will have furnished to Heartland Indemnification Waiver Agreements executed by KSOP trustees, pursuant to which the KSOP trustees will waive any rights to indemnification from FB&T, Heartland or any of their affiliates;

•
FBLB will have furnished to Heartland copies of the certificate executed by KSOP trustees stating, among other things, that the terms and conditions of the merger agreement, taken as a whole, are fair to and in the best interest of the KSOP from a financial point of view;

•	the total number of dissenting shares will be no greater than 7.5% of the number of issued and outstanding shares of FBLB common stock;

•	certain required consents to the merger will have been obtained and be in full force and effect;

•
no persons other than the FBLB shareholders will have asserted that they are the owners of, or have the right to acquire, any capital stock in either FBLB or FB&T, or are entitled to any merger consideration payable to FBLB shareholders;

•	the Employment Agreement dated December 12, 2017, among Heartland, FBLB, FB&T and Barry Orr, the Chairman, President and Chief Executive Officer of FBLB, will be in full force and effect;

•	the Employment Agreement dated December 12, 2017, among Heartland, FBLB, FB&T and Greg Garland, the President of FB&T, will be in full force and effect;

•	FBLB will have provided for the distribution of the SAR Payment to all holders of SARs as of the closing date of the merger;

•
FBLB will have delivered to Heartland on or prior to the second business day prior to the closing date a payoff letter from The Bankers' Bank setting forth the aggregate amount of indebtedness owed to the Bankers' Bank outstanding as of the closing date and including a customary statement that, if such aggregate amount of indebtedness is paid on the closing date, such indebtedness will be repaid in full and all liens securing such closing date indebtedness will thereafter be automatically released and terminated; and

•
FBLB will have furnished Heartland with executed copies of Director Support Agreements, pursuant to which each non-employee director of FBLB will agree not to compete with, or solicit for employment the employees of, FBLB, FB&T or any of their affiliates or of Heartland or any of its affiliates, or to disclose any of their confidential information.

No Solicitation
FBLB has agreed that it will not, and will cause FB&T not to, and will use its best efforts to cause FBLB's and FB&T's officers, directors, employees, agents and authorized representatives not to:

•
solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any "acquisition proposal" (as defined below), or take any action that would reasonably be expected to lead to an acquisition proposal;

•
furnish any information regarding FBLB or FB&T to any person in connection with or in response to an acquisition proposal or an inquiry or indication of interest that would reasonably be expected to lead to an acquisition proposal;

•	engage in any discussions or negotiations regarding any acquisition proposal, or that would reasonably be expected to lead to any acquisition proposal;

•	approve, endorse or recommend any acquisition proposal; or

•	enter into a letter of intent or contract contemplating any acquisition transaction.
However, prior to approval of the merger agreement by holders of two-thirds of the issued and outstanding FBLB common stock, FBLB may consider and participate in discussions and negotiations with respect to an unsolicited bona fide acquisition proposal, and furnish information regarding FBLB or FB&T in response to a "superior proposal," but only if: (1) the FBLB board of directors determines in good faith, after consultation with outside counsel, that such action is required in order to comply with its fiduciary obligations to FBLB' shareholders under applicable law; (2) the acquisition proposal did not result from any breach by FBLB of its obligations under the merger agreement relating to non-solicitation; (3) FBLB first enters into a confidentiality agreement with the party proposing the acquisition proposal and notifies Heartland of the identity of such person at least two business days before furnishing any information; and (4) FBLB also provides to Heartland any information it provides to the party proposing the acquisition proposal, at least two business days beforehand.
FBLB has also agreed:

•
to notify Heartland promptly (and in any event within 24 hours) of any request for information relating to an acquisition proposal and to provide Heartland with relevant information regarding the acquisition proposal or request;

•	to keep Heartland fully informed of the status of any such acquisition proposal (including any modifications or proposed modifications); and

•	to cease immediately and cause to be terminated any existing discussions with any persons regarding an acquisition proposal.

As used in the merger agreement, "acquisition proposal" means any offer, proposal, inquiry or indication of interest contemplating or otherwise relating to (a) any merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which FBLB or FB&T is involved, (ii) in which any person or group (as defined in the Securities Exchange Act of 1934 and the rules promulgated thereunder (the "Exchange Act")) acquires beneficial or record ownership of more than 15% of outstanding securities of any class of voting securities of FBLB or FB&T, or (iii) in which FBLB or FB&T sells more than 20% of outstanding securities of any class of its voting securities, or (b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated net revenues, net income or assets of FBLB, except transactions in the ordinary course of business.
As used in the merger agreement, "superior proposal" means any acquisition proposal by a third party on terms which the board of directors of FBLB determines in its good faith judgment, after consultation with, and receipt of written advice from, its financial advisors (which advice will be communicated to Heartland), to be more favorable from a financial point of view to its shareholders than the merger and the other transactions contemplated by the merger agreement, (a) after taking into account the likelihood of consummation of such transaction on the terms set forth therein, taking into account all legal, financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal, and any other relevant factors permitted under applicable law, (b) after giving Heartland at least five Business Days to respond to such third-party acquisition proposal once the board of directors of FBLB has notified Heartland that in the absence of any further action by Heartland it would consider such acquisition proposal to be a superior proposal, and then (c) after taking into account any amendment or modification to the merger agreement proposed by Heartland.
Termination
Termination by Heartland or FBLB. Either Heartland or FBLB may decide to terminate the merger agreement:

•	if the boards of directors of Heartland and FBLB mutually consent to the termination of the merger agreement;

•	if there is a law or governmental order that prohibits the merger; or

•	if a governmental entity has denied the approval of the merger on a final and non-appealable basis.

Termination by FBLB. FBLB may decide to terminate the merger agreement:

•	if the merger has not been completed by July 31, 2018, unless FBLB has failed to comply fully with its obligations under the merger agreement;

•
if Heartland has or will have breached any representation, warranty or agreement in any material respect and such breach cannot be or is not cured within 30 days after written notice of the breach is given;

•	if holders of at least two-thirds of the issued and outstanding shares of FBLB common stock fail to approve the merger at the special meeting; or

•	if FBLB has breached any of the provisions of its covenant not to solicit superior proposals.
FBLB also may terminate the merger agreement pursuant to a "walk-away" right at any time within five business days after the determination date, if both of the following conditions are met:

•
the volume weighted average closing price of Heartland common stock during the 15 trading days ending on, and including, the trading day immediately preceding the 10th day prior to the Heartland determination date stock price is below $41.37; and

•
the ratio of the Heartland determination date stock price to $50.15, the closing price of Heartland common stock on the trading day immediately prior to the date of the merger agreement, is less than the ratio of the average daily closing value of the Index during the same time period used to calculate the Heartland determination date stock price, to the closing value of the Index on the trading day immediately prior to the date of the merger agreement, after subtracting 0.175 from the second ratio.

However, FBLB's written notice to terminate the merger agreement will have no force and effect if Heartland exercises its "top-up" option and agrees in writing within five business days to increase the original exchange ratio to an amount equal to:

•	the original exchange ratio (3.0394 shares of Heartland common stock for each share of FBLB common stock), divided by the Heartland determination date stock price, and

•	multiplied by $41.37.

Alternatively, Heartland may retain the original exchange ratio, and increase cash consideration so that FBLB shareholders are entitled to receive the same value for each share of FBLB common stock as the holder would have received had the original exchange ratio been increased as described above. Because the "walk-away" formula is dependent on the future price of Heartland common stock and the Index, it is not possible to determine what the adjusted merger consideration would be at this time, but, in general, more cash or more shares of Heartland common stock would be issued to take into account the extent to which the Heartland determination date stock price is less than $41.37.

Termination by Heartland. Heartland may terminate the merger agreement:

•	if the merger has not been completed by July 31, 2018, unless Heartland has failed to comply fully with its obligations under the merger agreement;

•
if FBLB has or will have breached any representation, warranty or agreement in any material respect and such breach cannot be or is not cured within 30 days after written notice of the breach is given;

•	if holders of at least two-thirds of the issued and outstanding shares of FBLB common stock fail to approve the merger at the special meeting; or

•
if any of the mutual conditions or Heartland's conditions to complete the merger become impossible to satisfy (other than through a failure of Heartland to comply with its obligations under the merger agreement.

Termination Fee and Payment of Expenses
If the merger agreement is terminated and abandoned for any reason other than fraud or willful breach, it will become void and there will be no liability on the part of Heartland, FBLB or their respective representatives, except that designated provisions of the merger agreement will survive the termination, including provisions relating to the payment of expenses and/or a termination fee in the circumstances described below.
Heartland and FBLB must reimburse the other party for out-of-pocket expenses (in an amount not to exceed $750.000 in the aggregate) in connection with the preparation, negotiation, execution and performance of the merger agreement as follows:

•
Heartland must pay to FBLB all out-of-pocket expenses incurred by FBLB in the event Heartland has breached a representation, warranty or agreement contained in the merger agreement in any material respect, and such breach is not or cannot be cured in a 30-day period.

•
FBLB must pay to Heartland all out-of-pocket expenses incurred by Heartland if the merger agreement is terminated because the merger agreement has not been adopted by the requisite vote of the shareholders of FBLB at the special meeting, or because FBLB has breached a representation, warranty or agreement contained in the merger agreement in any material respect, and such breach is not or cannot be cured in a 30-day period.

FBLB must pay a termination fee of $7.4 million in cash if the merger agreement is terminated:

•	by FBLB because it has determined to enter into an agreement with another acquirer that has submitted a superior proposal;

•	by Heartland if FBLB has breached its agreement to call a meeting of shareholders and to recommend that its shareholders adopt the merger agreement at such meeting; or

•	by Heartland if FBLB has breached any of its covenants relating to solicitation of a superior proposal.

If FBLB is required to pay the termination fee, FBLB will not be obligated to reimburse Heartland for its out-of-pocket expenses.
Other Covenants and Agreements
FBLB has undertaken customary covenants that place restrictions on it and FB&T until the completion of the merger. In general, FBLB has agreed to, and has agreed to cause each of its subsidiaries to, conduct its business in the ordinary course consistent with past practice, preserve intact in all material respects its business organization and the goodwill, use commercially reasonable efforts to keep available the services of its officers, employees and consultants, and maintain satisfactory relationships with vendors, customers and others having business relationships with it. Also, subject to applicable laws, FBLB has agreed to confer on a regular and frequent basis with representatives of Heartland to report operational matters and the general status of ongoing operations as reasonably requested by Heartland. In addition, FBLB has agreed to not take any action that would render any representation or warranty made by FBLB in the merger agreement untrue on the closing date of the merger.
FBLB has further agreed that, except with Heartland’s prior written consent, FBLB will not, and will cause FB&T not to, among other things, undertake any of the following actions:

•	amend or propose to amend its articles of incorporation or bylaws;

•
issue or sell any of its equity securities, securities convertible into or exchangeable for its equity securities, warrants, options or other rights to acquire its equity securities, or any bonds or other securities, except deposit and other bank obligations in the ordinary course of business;

•	redeem, purchase, acquire or offer to acquire any shares of capital stock of FBLB or any of its subsidiaries;

•
split, combine or reclassify any outstanding shares of capital stock of FBLB or any of its subsidiaries, or declare, set aside or pay any dividends or other distribution on any such shares of capital stock, except that FB&T may pay dividends to FBLB in the ordinary course of business, and FBLB may pay dividends in the ordinary course of business for the sole purpose of providing FBLB shareholders with funds to pay taxes on the income of FBLB;

•	incur any material indebtedness, except in the ordinary course of business;

•	discharge or satisfy any material encumbrance on its properties or assets or pay any material liability, except otherwise in the ordinary course of business;

•	sell, assign, transfer, mortgage, pledge or subject to any lien or other encumbrance any of its assets, except in the ordinary course of business;

•	cancel any material indebtedness or claims or waive any rights of material value, except in the ordinary course of business;

•
acquire (by merger, exchange, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership, joint venture or other business organization or division or material assets thereof, or assets or any real estate or assets or deposits that are material to FBLB, except in exchange for indebtedness previously contracted, including other real estate owned;

•
make any single or group of related capital expenditures or commitments therefor in excess of $50,000 or enter into any lease or group of related leases with the same party which involves aggregate lease payments of more than $50,000 for any individual lease or involves more than $100,000 for any group of related leases in the aggregate;

•	change its accounting methods, other than changes required by GAAP or regulatory accounting principles;

•
cancel or terminate its current insurance policies or allow any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies providing coverage equal to or greater than the coverage under the canceled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

•
enter into or modify any employment, severance or similar agreements or arrangements with, or grant any compensation increases to, any director, officer or management employee, except in the ordinary course of business;

•	enter into or modify any independent contractor or consultant contract outside the ordinary course of business in a manner that requires annual payments in excess of $100,000;

•	terminate the employment of any employee of FBLB or its subsidiaries, other than in the ordinary course of business;

•
terminate or amend any bonus, profit sharing, stock option, restricted stock, pension, retirement, deferred compensation, or other employee benefit plan, trust, fund, contract or arrangement for the benefit or welfare of any employees, except as contemplated under the merger agreement or as required by law;

•	make, modify or revoke any election with respect to taxes, consent to any waiver or extension of time to asses or collect any taxes, file any amended returns or file any refund claim;

•	enter into or modify any material contract with respect to the matters described in this section;

•
extend credit or enter into any commitment to extend credit, except in the ordinary course of business and in accordance with the lending practices of FB&T as disclosed to Heartland, or extend credit in excess of $500,000 on an unsecured basis or $1,000,000 on a secured basis, or in any amount to a borrower with a loan listed on the watch list, except, in each case after providing Heartland with prior written notice of such extension of credit and a copy of the loan underwriting analysis and credit memorandum and the basis of the credit decision;

•	sell, assign or otherwise transfer any participation in any loan without providing Heartland with prior written notice of such sale, assignment or other transfer; or

•	sell any equity securities in its investment portfolio.
Representations and Warranties
The merger agreement contains representations and warranties by each of FBLB and Heartland. Among others, FBLB's representations and warranties to Heartland cover the following:

•	corporate matters, including organization, standing and power;

•	authority relative to execution and delivery of the merger agreement, and the absence of conflicts with, or violations of, organizational documents, contracts or laws as a result of the merger;

•
the fact that the approval of holders of two-thirds of the issued and outstanding shares of FBLB common stock is the only vote required of any holders of FBLB capital stock with respect to the merger agreement;

•	capitalization;

•	ownership of FBLB common stock and the holders of the SARs;

•	financial statements;

•	absence of undisclosed liabilities;

•	FB&T loans, substandard loans, other real estate owned and commitments to extend credit;

•	allowance for loan and lease losses;

•	deposits;

•	reports and filings with federal and state banking authorities;

•	subsidiaries, interests in limited liability companies and off balance sheet arrangements;

•	the correctness of its books and records;

•	the absence of material adverse changes or events since September 30, 2017;

•	the absence of certain material actions and developments since September 30, 2017;

•	ownership and leases of real and personal property;

•	intellectual property;

•	environmental liability;

•	Community Reinvestment Act compliance;

•	information security;

•	taxes;

•	material contracts and commitments;

•	litigation;

•	financial advisors and brokers;

•	employee and labor matters;

•	employee benefit plans;

•	governance and administration of the KSOP;

•	insurance matters;

•	transactions with affiliates;

•	permits and compliance with laws;

•	absence of fiduciary accounts;

•	interest rate risk management instruments;

•	absence of guarantees;

•	absence of circumstances that would prevent regulatory approvals being obtained;

•	the fairness opinion of Stephens;

•	transactions in securities; and

•	registration obligations.

Heartland’s representations and warranties to FBLB cover the following:

•	corporate matters, including organization, standing and power;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents, contracts or laws as a result of the merger;

•	validity of Heartland common stock to be issued pursuant to the merger;

•	capitalization;

•	accuracy of filings with the SEC;

•	the absence of any material adverse change since September 30, 2017;

•	reports and filings with federal and state banking regulatory authorities, and compliance with laws;

•	Community Reinvestment Act compliance;

•	the absence of circumstances that would prevent regulatory approvals being obtained;

•	the absence of any action that would cause the merger to fail to qualify for the tax treatment described in this proxy statement/prospectus;

•	the absence of any litigation that would prevent, enjoin, alter or materially delay the merger;

•	the financial capacity to pay the cash component of the merger consideration;

•	internal controls;

•	compliance with Nasdaq rules and regulations; and

•	financial advisors and brokers.
The representations described above and included in the merger agreement were made for purposes of the merger agreement and are subject to qualifications and limitations agreed by the respective parties in connection with negotiating the terms of the merger agreement. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts. This description of the representations and warranties, and their reproduction in the copy of the merger agreement attached to this proxy statement/prospectus as Appendix A, are included solely to provide investors with information regarding the terms of the merger agreement. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should only be read together with the information provided elsewhere in this proxy statement/prospectus and in the documents incorporated by reference into this proxy statement/prospectus, including the periodic and current reports and statements that Heartland files with the SEC. See the section titled "Where You Can Find More Information" beginning on page 55.
Expenses and Fees
In general, except as described in the section titled "The Merger Agreement—Termination Fee and Payment of Expenses," each party will be responsible for all expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the merger agreement. However, Heartland will pay the filing fees and printing and mailing costs in connection with the preparation and distribution of this proxy statement/prospectus and the filings with bank regulatory authorities.
Amendment or Waivers
The merger agreement may only be amended by written agreement, signed by both Heartland and FBLB. Any provisions of the merger agreement may be waived by the party benefited by those provisions.
INFORMATION ABOUT FBLB
Overview
FBLB is a bank holding company headquartered in Lubbock, Texas. Through its wholly-owned banking subsidiary, FB&T, a Texas state non‑member bank, FBLB provides a broad range of financial products and services tailored to meet the needs of small to medium-sized businesses, professionals and retail customers who live or do business in its markets. FB&T operates from eight locations in West Texas, with four banking offices in Lubbock, Texas and one banking office in each of Tahoka, Wilson, Colorado City and Snyder, Texas. Through its subsidiary, PrimeWest, FB&T also engages in mortgage lending in Lubbock, the Permian Basin and across parts of north Texas. As of December 31, 2017, FBLB had approximately

$930.1 million in total assets, total loans held to maturity of $669.3 million, total deposits of $821.4 million and shareholders’ equity of $87.7 million.
FBLB's principal executive office is located at 9816 Slide Road, Lubbock, Texas 79424, and its telephone number is (806) 788-2800.
Beneficial Ownership Information
The following table sets forth information about the beneficial ownership of FBLB common stock as of March 19, 2018 by (1) each shareholder known by FBLB to be the beneficial owner of more than 5% of the outstanding shares of FBLB, (2) each director and executive officer of FBLB, FB&T or PrimeWest, and (3) all of the directors and executive officers of FBLB, FB&T and PrimeWest, as a group. The number of shares indicated as beneficially owned in the table below, and the percentage ownership information, has been determined in accordance with federal securities laws. In general, beneficial ownership includes shares owned by spouses, minor children and other relatives residing in the same household, as well as trusts, partnerships, corporations or deferred compensation plans which are affiliated with the principal. Except as indicated in the footnotes below, FBLB believes, based on its books and records and other information furnished to it, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. The ownership percentages in the table are based on 1,083,275 shares of FBLB common stock outstanding as of March 19, 2018. Unless otherwise noted, the address for each shareholder listed below is the address of FBLB's principal office, which is 9816 Slide Road, Lubbock, Texas 79424. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

Name and Position with FBLB, FB&T or PrimeWest(1)	Shares Beneficially Owned		Percent of Class
5% Shareholders
Barry Orr, Chairman, President, Chief Executive Officer and Director of FBLB	85,208	(2)	7.87%
Nancy Scholz	58,000		5.35%
Directors and Executive Officers (Other than Barry Orr)
Drew Anderson, Executive Vice President and Chief Lending Officer of FB&T	10,520		0.97%
Barry Brown, Director of FBLB	53,654		4.95%
Duncan Burkholder, Director of FBLB	25,650		2.37%
Abel Castro, Executive Vice President and Business Development Officer of FB&T	8,629	(2)	0.80%
Bill deTournillon, Director of FBLB and President of PrimeWest	18,804	(2)(3)	1.74%
Greg Garland, Executive Vice President and Director of FBLB	16,838	(2)	1.26%
Ricky Green, Director of FBLB	39,208		3.62%
J.W. Holt, Director of FBLB	500		0.05%
Ken Lackey, Director of FBLB	11,840		1.09%
Bruce Orr, Director of FBLB	34,556		3.19%
Allyn Piland, Executive Vice President of PrimeWest	6,251	(2)	0.58%
Hana Robertson, Executive Vice President and Chief Deposit Officer of FB&T	194	(2)	0.02%
Ron Rogers, Director of FBLB	11,535		1.06%
Gary Rothwell, Director of FBLB	25,710		2.37%
Denise Thomas, Executive Vice President and Treasurer of FBLB	3,151	(2)	0.29%
Bill Waller, Executive Vice President and Chief Operations Officer of FB&T	7,193	(2)	0.66%
Tim White, Executive Vice President and Chief Credit Officer of FB&T	9,773		0.90%
James Young, Director of FBLB	47,047		4.34%
Directors and Executive Officers as a Group (19 Persons)	416,261		38.42%

(1)	Positions with FBLB are identified for each shareholder, unless a shareholder's primary role is with FB&T or PrimeWest.

(2)
Includes shares of FBLB common stock held in such person’s account in the KSOP. Each such person will have the right to direct the vote of his or her shares held through the KSOP with respect to the proposal to approve the merger.

(3)	Includes 4,000 shares held of record by Mr. deTournillon's wife.

INFORMATION ABOUT HEARTLAND
General
Heartland is a publicly-held, multi-bank holding company. At December 31, 2017, Heartland had approximately $9.81 billion of total assets, total loans held to maturity of $6.39 billion, total deposits of $8.15 billion and common stockholders’ equity of $990.5 million. Heartland’s total capital as of December 31, 2017, was $991.5 million.

Heartland conducts a community banking business through 10 bank subsidiaries, which are independently chartered community banks operating in the states of Iowa, Illinois, Wisconsin, New Mexico, Arizona, Montana, Colorado, Minnesota, Kansas, Missouri, Texas and California. All bank subsidiaries of Heartland are members of the FDIC. Listed below are Heartland's current bank subsidiaries, which operated a total of 118 banking locations as of March 2, 2018:

•	Dubuque Bank and Trust Company, Dubuque, Iowa, is chartered under the laws of the state of Iowa.

•	Illinois Bank & Trust, Rockford, Illinois, is chartered under the laws of the state of Illinois.

•	Wisconsin Bank & Trust, Madison, Wisconsin, is chartered under the laws of the state of Wisconsin.

•	New Mexico Bank & Trust, Albuquerque, New Mexico, is chartered under the laws of the state of New Mexico.

•	Rocky Mountain Bank, Billings, Montana, is chartered under the laws of the state of Montana.

•	Arizona Bank & Trust, Phoenix, Arizona, is chartered under the laws of the state of Arizona.

•	Citywide Banks, Denver, Colorado, is chartered under the laws of the state of Colorado.

•	Minnesota Bank & Trust, Edina, Minnesota, is chartered under the laws of the state of Minnesota.

•	Morrill & Janes Bank and Trust Company, Merriam, Kansas, is chartered under the laws of the state of Kansas.

•	Premier Valley Bank, Fresno, California, is chartered under the laws of the state of California.

Dubuque Bank and Trust Company also has two wholly-owned non-bank subsidiaries:

•
DB&T Insurance, Inc., a multi-line insurance agency. DB&T has one wholly-owned subsidiary, Heartland Financial USA, Inc. Insurance Services. This subsidiary is a multi-line insurance agency that provides online insurance products to consumers and small business clients in the markets in which Heartland's bank subsidiaries conduct business.

•	DB&T Community Development Corp., a community development company that partners with other entities in the development of low-income housing and historic rehabilitation projects.

Heartland has three active non-bank subsidiaries as listed below:

•	Citizens Finance Parent Co., a consumer finance company with two wholly-owned subsidiaries:
•Citizens Finance Co., a consumer finance company with offices in Iowa and Wisconsin.
•Citizens Finance of Illinois Co., a consumer finance company with offices in Illinois.

•	Heartland Community Development Inc., a property management company that holds and manages certain nonperforming assets acquired from Heartland's bank subsidiaries.

•
Heartland Financial USA, Inc. Insurance Services, a multi-line insurance agency that provides online insurance products to consumers and small business clients in markets in which Heartland's bank subsidiaries conduct business.

In addition, as of December 31, 2017, Heartland had trust preferred securities issued through special purpose trust subsidiaries formed for the purpose of offering cumulative capital securities, including Heartland Financial Statutory Trust IV, Heartland Financial Statutory Trust V, Heartland Financial Statutory Trust VI, Heartland Financial Statutory Trust VII, Morrill Statutory Trust I, Morrill Statutory Trust II, Sheboygan Statutory Trust I, CBNM Capital Trust I, Citywide Capital Trust III, Citywide Capital Trust IV and Citywide Capital Trust V.

Heartland completed two strategic acquisitions in 2017. In July 2017, Heartland acquired Citywide Banks of Colorado, Inc., the parent company of Citywide Banks, a Colorado state bank. Immediately after this acquisition, Citywide Banks was merged with and into Heartland's existing Colorado banking subsidiary, and the surviving bank adopted the "Citywide Banks" name. In February 2017, Heartland acquired Founders Bancorp, the parent company of Founders Community Bank, a California state bank. Founders Community Bank was merged into Premier Valley Bank, Heartland's

California state banking subsidiary. Also, on February 23, 2018, Heartland acquired Signature Bancshares (the "Signature Bancshares Acquisition"), the parent company of Signature Bank. Signature Bank was merged into Minnesota Bank & Trust, Heartland's Minnesota banking subsidiary.

All of Heartland’s subsidiaries are wholly-owned.

The principal business of Heartland's bank subsidiaries consists of making loans to and accepting deposits from businesses and individuals. Its bank subsidiaries provide full service commercial and retail banking in their communities. Both Heartland's loans and its deposits are generated primarily through strong banking and community relationships and through management that is actively involved in the community. Heartland's lending and investment activities are funded primarily by core deposits. This stable source of funding is achieved by developing strong banking relationships with customers through value-added product offerings, competitive market pricing, convenience and high-touch personal service. Deposit products, which are insured by the FDIC to the full extent permitted by law, include checking and other demand deposit accounts, NOW accounts, savings accounts, money market accounts, certificates of deposit, individual retirement accounts, health savings accounts and other time deposits. Loan products include commercial and industrial, commercial real estate, small business, agricultural, real estate mortgage, consumer, and credit cards for commercial, business and personal use.

Heartland supplements the local services of its bank subsidiaries with a full complement of ancillary services, including wealth management, investment and insurance services. Heartland provides convenient electronic banking services and client access to account information through business and personal online banking, mobile banking, bill payment, remote deposit capture, treasury management services, debit cards and automated teller machines.

Dubuque Bank and Trust Company, Heartland’s oldest bank subsidiary, was originally incorporated in Iowa in 1935. Heartland was formed as an Iowa corporation to serve as its holding company in 1981, and Heartland reincorporated in Delaware on June 30, 1993. Heartland's principal executive offices are located at 1398 Central Avenue, Dubuque, Iowa 52001. Heartland’s telephone number is (563) 589-2100 and its website address is www.htlf.com.

Additional Information About Heartland

Additional information about Heartland and its subsidiaries is included in documents incorporated by reference in this proxy statement/prospectus. See the section titled "Where You Can Find More Information."

COMPARISON OF RIGHTS OF HOLDERS OF HEARTLAND
COMMON STOCK AND FBLB COMMON STOCK

The rights of FBLB shareholders are currently governed by the Texas Business Organizations Code (the "TBOC"), and FBLB's articles of incorporation and bylaws. Upon completion of the merger, FBLB shareholders will become shareholders of Heartland and, as such, their rights with respect to the shares received in the merger will be governed by the Delaware General Corporation Law (the "DGCL"), and Heartland's certificate of incorporation and bylaws. The following discussion summarizes the material differences between the rights of FBLB shareholders and the rights of Heartland stockholders. While Heartland and FBLB believe that the summary includes the material differences between the rights of their respective shareholders prior to the merger, this summary does not include a complete description of all of the differences between the rights of Heartland's stockholders and the rights of FBLB's shareholders, nor does it include a complete description of the specific rights of the respective shareholders discussed. You should read carefully the relevant provisions of Heartland’s certificate of incorporation and bylaws and FBLB's articles of incorporation and bylaws, as well as the TBOC and DGCL, for a more complete understanding the differences in rights. This summary is qualified in its entirety by reference to the constituent documents of each company, as well as the TBOC and DGCL.
Authorized Capital Stock
Heartland. The authorized capital stock of Heartland consists of 40,000,000 shares of common stock and 200,000 shares of preferred stock, of which (1) 16,000 have been designated as Series A Junior Participating Preferred, (2) 81,698 shares have been designated as Fixed Rate Cumulative Perpetual Preferred Stock, Series B, (3) 81,698 shares of Non-Cumulative Perpetual Preferred Stock, Series C, and (4) 3,000 shares of Senior Non-Cumulative Perpetual Convertible Preferred Stock, Series D. As of December 31, 2017, Heartland had 29,953,356 shares of outstanding common stock and 745 shares of Series D stock. On February 23, 2018, Heartland issued an additional 1,001,246 shares of common stock in connection with the Signature Bancshares Acquisition.

FBLB. The authorized capital stock of FBLB consists of 2,000,000 shares of common stock and 1,000,000 shares of preferred stock. As of March 15, 2017, FBLB had 1,083,075 shares of outstanding common stock.
Size of Board of Directors
Heartland. The DGCL provides that the board of directors of a business corporation will consist of one or more members, each of whom will be a natural person, and that the number of directors will be fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change will be made only by amendment. Heartland’s certificate of incorporation provides that the number of directors will not be less than three nor more than nine. Heartland plans to propose an amendment to its certificate of incorporation to increase the maximum number of directors from 9 to 11 at its 2018 annual meeting of stockholders.
FBLB. The TBOC provides that the board of directors will consist of one or more directors. The number of directors will be fixed by or in the manner provided in the certificate of formation or bylaws. FBLB's bylaws provide that the number of directors will consist of not less than one and not more than 40 members elected by the shareholders at the annual meeting.
Qualifications of Directors
Heartland. The DGCL provides that directors need not be stockholders unless otherwise required by the certificate of incorporation or the bylaws, and that other qualifications of directors may be prescribed in the certificate of incorporation or the bylaws.
The Heartland bylaws provide that directors need not be residents of Delaware or the United States or stockholders of the corporation. Heartland's certificate of incorporation and bylaws provide that a person will not be eligible for election to the board of directors if such person is 70 years of age or older on the date of such election, provided, however, that such restriction does not apply to any incumbent directors who attained the age of 65 years prior to January 1, 1993. Heartland plans to propose an amendment to its certificate of incorporation to increase the maximum age at which a person may be elected a director from 70 to 72 at its 2018 annual meeting of stockholders.
FBLB. Under the TBOC, a director is not required to be a resident of the State of Texas or a shareholder of the corporation, unless otherwise required by the corporation's certificate of formation or bylaws. FBLB's bylaws similarly provide that directors need not be residents of the State of Texas or shareholders of FBLB.
Filling Vacancies on the Board
Heartland. The DGCL provides that, unless the certificate of incorporation or bylaws state otherwise, a majority of the directors then in office (although less than a quorum) or the sole remaining director may fill any vacancy on the board of directors including newly created directorships resulting from an increase in the number of directors.
Heartland's bylaws provide that vacancies may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, by the nominating and compensation committee, or by the sole remaining director.
FBLB. The TBOC provides that a vacancy on the board of directors may be filled by election at an annual or special meeting of the shareholders called for that purpose or by the affirmative vote of the majority of the remaining directors then in office, even if the remaining directors constitute less than a quorum of the board of directors.
FBLB's bylaws provide that a vacancy on the board of directors may be filled by the vote of a majority of the remaining directors then in office.
Removal of Directors
Heartland. Under the DGCL, directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote on their election; however, in the case of a corporation whose board of directors is classified, stockholders may effect such removal only for cause unless the certificate of incorporation otherwise provides.
Heartland's certificate of incorporation provides that a director may only be removed for cause and by an affirmative vote of 70% of the outstanding shares entitled to vote generally in the election of directors at an annual meeting of stockholders or a meeting of the stockholders called for that purpose.

FBLB. Unless otherwise provided in the certificate of formation or the bylaws of a corporation, the TBOC provides that at any meeting of shareholders called expressly for the purpose of removing a director, any director or the entire board of directors may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at any election of directors.
FBLB's articles of incorporation and bylaws do not specify procedures with respect to the removal of directors.
Nomination of Directors for Election
Heartland. If a stockholder wishes to nominate a person for election as director, the stockholder must give timely notice in proper written form to the Secretary of Heartland. To be timely, such stockholder notice must be received by the Secretary at Heartland's principal executive offices not later than the close of business on the 30th day nor earlier than the opening of business on the 75th day before the meeting; provided, however, that in the event the notice of the meeting is given less than 40 days before the meeting, notice must be received not later than 10 days after the date that notice of the meeting was given. To be in proper written form, such stockholder's notice must be in writing and contain information regarding the nominee to the board of directors and the stockholder bringing the nomination and other information specified in Heartland's bylaws.
FBLB. FBLB's bylaws do not specify procedures with respect to the nomination of directors.
Fiduciary Duty of Directors
Heartland. Directors of Delaware corporations have fiduciary obligations to act in accordance with the so-called duties of "due care" and "loyalty." The duty of care requires that the directors act in an informed and deliberative manner and to inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of loyalty requires the directors to act in good faith, not out of self-interest and in a manner that the directors reasonably believe to be in the best interests of the corporation.
FBLB. In Texas, the fiduciary duties of directors have been characterized as including duties of loyalty (including good faith), care and obedience, and these duties are owed to the corporation and its shareholders collectively.
Stockholder and Shareholder Meetings
Heartland Annual Meetings. Under Heartland's bylaws an annual meeting of the stockholders must be held on the Wednesday following the third Tuesday of May each year or on such other date as the board of directors may determine.
Heartland Special Meetings. Under the DGCL, a special meeting may be called by the board of directors or by other persons authorized by the certificate of incorporation or the bylaws. Heartland's bylaws provide that special meetings of the stockholders may be called by the chairman of the board, the vice chairman of the board, the president, the board, or at the written request of stockholders representing a majority of outstanding voting shares.
FBLB Regular Meetings. Under FBLB's bylaws, a regular meeting of the shareholders will be held at such time as specified by the board of directors, but in no event will such meeting be held later than May 15th of each calendar year.
FBLB Special Meeting. The TBOC provides that special meetings of the shareholders of a corporation may be called by the president, by the board of directors or by any other person authorized to call special meetings by the certificate of formation or bylaws of the corporation. A special meeting may also be called by the percentage of shares specified in the certificate of formation, not to exceed 50% of the shares entitled to vote, or if no percentage is specified, at least 10% of all of the shares of the corporation entitled to vote at the proposed special meeting. Under FBLB's bylaws, special meetings of the shareholders may be called by the president, the board of directors or by the president at the request of the holders of at least 10% of all of the shares of the corporation entitled to vote at the proposed special meeting, unless otherwise prescribed by law.
Submission of Shareholder Proposals
Heartland. Heartland’s bylaws provide that a stockholder must give notice to the secretary of Heartland not less than 30 days nor more than 75 days prior to the date of the originally scheduled meeting in order to bring business before an annual meeting. The notice must set forth as to each matter the stockholder proposes to bring before the meeting: (1) a description of the proposal and the reasons for the proposal; (2) the name and address of the proposing stockholder; (3) the number of shares of Heartland’s common stock beneficially owned by the stockholder; and (4) any interest of the stockholder in the proposal.

FBLB. FBLB's bylaws do not specify procedures with respect to business that may be brought by a shareholder at a meeting of shareholders.
Notice of Shareholder Meetings
Heartland. Heartland's bylaws provide that it will notify stockholders of the place, date, and time of a meeting not less than 10 nor more than 60 days before the date of the meeting or in the case of a merger or consolidation of Heartland requiring stockholder approval or a sale, lease or exchange of all or substantially all of Heartland's property and assets, not less than 20 nor more than 60 days before the date of meeting. If the notice is for a meeting other than the annual meeting, the notice will also specify the purpose or purposes for which the meeting is called.
FBLB. FBLB's bylaws provide that the corporation will notify those shareholders entitled to vote of the date, time and place of each shareholders meeting not less than 10 nor more than 50 days before the meeting date. Notice of special shareholders' meeting must include the purpose or purposes of the meeting, and the business transacted at all special meetings will be confined to the purpose or purposes stated in the notice (except for procedural matters). However, under the TBOC, notice of a meeting at which a fundamental business transaction is to be considered will be mailed to all shareholders of record, whether or not entitled to vote at such meeting, not less than 21 days prior to the meeting. If the fundamental business transaction to be considered is a merger, conversion or interest exchange, such notice will include a copy or summary of such plan of merger, conversion or interest exchange, as appropriate, and a notice of the right of dissent and appraisal.
Shareholder Vote Required for Mergers and Sales
Heartland. The DGCL generally requires that a merger or consolidation or sale, lease or exchange of all or substantially all of a corporation’s property and assets be approved by the directors and by a majority of the outstanding stock entitled to vote thereon. Under the DGCL, a surviving bank need not obtain stockholder approval for a merger if: (1) the merger agreement does not amend the certificate of incorporation of the surviving bank; (2) each share of the surviving bank’s stock outstanding prior to the merger remains outstanding in identical form after the merger; or (3) either no shares of common stock of the surviving bank are to be issued in the merger, or, if common stock will be issued, it will not increase the number of shares of common stock outstanding prior to the merger by more than 20%.
In addition, the DGCL permits the merger of one corporation, of which at least 90% of the outstanding shares of each class is owned by another corporation, with or into the other corporation, without shareholder approval of either corporation.
Heartland's certificate of incorporation provides that a merger or consolidation or a sale, lease or exchange of all or substantially all of Heartland's property and assets requires the affirmative vote of 70% of Heartland's voting shares unless such transaction (1) is approved by resolution adopted by not less than two-thirds of Heartland's board of directors, (2) is with a corporation of which the majority of the outstanding shares are owned by Heartland, or (3) does not require stockholder approval under the DGCL.
FBLB. The TBOC generally requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation entitled to vote to approve a fundamental business transaction, unless a different vote, but not less than a majority of the shares entitled to vote on the matter, is specified in the certificate of formation. Under the TBOC, fundamental business transactions include mergers, conversions, exchanges and sales of all or substantially all of assets.
FBLB's articles of incorporation do not provide for any lesser voting requirements for fundamental business transactions, and its bylaws expressly defer to the voting requirements provided in the TBOC.
Distributions
Heartland. The DGCL allows the board of directors to declare and pay dividends and other distributions to stockholders either out of surplus, or out of net profits for the current or preceding fiscal year in which the dividend is declared. A distribution out of net profits is not permitted if a corporation’s capital is less than the accumulated preference of preference shares, until the deficiency has been repaired.
In addition to the restrictions discussed above, Heartland's ability to pay dividends to its stockholders may be affected by rules, regulations and policies of the Federal Reserve applicable to bank holding companies.
Under the Certificate of Designation of its Series D Preferred Stock, Heartland is prohibited from paying dividends on any shares of parity stock or junior stock (other than a dividend payable solely in shares of junior stock) or redeeming shares of parity stock or junior stock if it has failed to pay dividends on such Series D Preferred Stock.

FBLB. The TBOC allows the board of directors to make a distribution if such distribution would not violate the corporation’s certificate of formation, cause the corporation to be insolvent following such distribution or exceed the surplus of the corporation available for distributions. In addition, FBLB's bylaws provide the board of directors with authority to set aside funds of the corporation that would otherwise be available for distributions to reserve against contingencies. FBLB's articles of incorporation and bylaws do not provide any other special requirements for issuing dividends.
In addition to the restrictions discussed above, FBLB's ability to pay dividends to its shareholders may be affected by rules, regulations and policies of the Federal Reserve applicable to bank holding companies.
Preemptive Rights
Heartland. Under the DGCL, shareholders do not have preemptive rights unless expressly provided in the corporation's certificate of incorporation. Heartland's certificate of incorporation and bylaws do not provide for preemptive rights.
FBLB. Under the TBOC, shareholder do not have preemptive rights unless expressly provided in the corporation's certificate of formation. FBLB's articles of incorporation and bylaws do not provide for preemptive rights.
Shareholder Actions Without a Meeting
Heartland. Under the DGCL, unless otherwise provided in the certificate of incorporation, stockholders may act without a meeting if a written consent is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
Heartland's certificate of incorporation and bylaws provide that stockholders may act without a meeting if a written consent is signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on such action were present and voted.
FBLB. Under the TBOC, shareholders may act without a meeting if a written consent is signed by all of the shareholders entitled to vote on the matter, unless the corporation’s certificate of formation allow less than unanimous consent (but not less that the number of votes necessary to take the action at the meeting).
FBLB's articles of incorporation provide that shareholders may act without a meeting if a written consent is signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on such action were present and voted.
Dissenters' Rights of Appraisal
Heartland. Under the DGCL, stockholders have appraisal rights in connection with mergers and consolidations, provided the stockholder complies with certain procedural requirements of the DGCL. However, this right to demand appraisal does not apply to shares of any class or series of stock if, at the record date fixed to determine the stockholders entitled to receive notice of and to vote:
•the shares are listed on a national securities exchange; or
•the shares are held of record by more than 2,000 stockholders.

Further, no appraisal rights are available for shares of stock of a constituent corporation surviving a merger if the merger does not require a vote of the stockholders of the surviving bank.
Regardless of the above, appraisal rights are available for the shares of any class or series of stock if the holders are required by the terms of an agreement of merger or consolidation to accept for their stock anything other than:

•	shares of stock of the corporation surviving or resulting from the merger or consolidation;

•
shares of stock of any other corporation which, at the effective date of the merger or consolidation, will be listed on a national securities exchange, or held of record by more than 2,000 stockholders;

•	cash in lieu of fractional shares of the corporations described in either of the above; or

•	any combination of the shares of stock and cash in lieu of fractional shares described in any of the three above.

FBLB. Under the TBOC, a shareholder of a corporation is entitled to (1) dissent from a fundamental business transaction and (2) subject to compliance with the procedures set forth in the TBOC, obtain the fair value of the shareholder's ownership interest through an appraisal. The TBOC further provides that there is no right of dissent in favor of the holders of shares listed on a national securities exchange under certain circumstances depending on the consideration to be received pursuant to the terms of the plan of merger, conversion or exchange. The procedures for exercising dissenters' rights in Texas are more fully described in the section entitled "Dissenters' Rights of FBLB Shareholders."
Shareholder Class Voting Rights
Heartland. The DGCL provides that unless otherwise provided in a corporation's certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.
Holders of the Series D Preferred Stock have the right to vote with the common stockholders, on a converted basis and as a single class, upon any amendment to the certificate of incorporation that would adversely affect their powers, preferences or special rights.
FBLB. The TBOC provides that unless otherwise provided in a corporation's certificate of formation, each shareholder is entitled to one vote for each share held.
Indemnification
Heartland. A Delaware corporation is required to indemnify a present or former director or officer against expenses actually and reasonably incurred in an action that such person successfully defends on the merits or otherwise.
A corporation may indemnify any director, officer, employee or agent who is or is threatened to be made a party to a non-derivative proceeding against expenses, judgments and settlements incurred in connection with the proceeding, provided the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful. A director, officer, employee or agent made or threatened to be made a party to a derivative action can be indemnified to the same extent, except that indemnification is not permitted with respect to claims in which the person has been adjudged liable to the corporation unless the court determines to allow indemnity for expenses.
Any permissive indemnification of a present or former director, officer, employee or agent, unless ordered by a court, will be made by the corporation upon a determination by: (2) a majority vote of the disinterested directors even though less than a quorum; (2) a committee of disinterested directors, designated by a majority vote of such directors even though less than a quorum; (3) independent legal counsel in a written opinion; or (4) the stockholders. The statutory rights regarding indemnification are not exclusive.
Heartland's bylaws provide that Heartland will indemnify a director or officer made party to a proceeding by reason of the fact that he or she is or was a director or officer of the corporation against expenses, judgments, fines and settlements in the circumstances that the Delaware statute allows, and under the authority of one of the groups specified above, excluding independent legal counsel.
FBLB. Generally, Chapter 8 of the TBOC permits a corporation to indemnify a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding because the person was or is a director or officer if it is determined that such person (1) conducted himself in good faith, (2) reasonably believed (i) in the case of conduct in his official capacity as a director or officer of the corporation, that his conduct was in the corporation’s best interest, or (ii) in other cases, that his conduct was not opposed to the corporation’s best interests, and (3) in the case of any criminal proceeding, did not have reasonable cause to believe that his conduct was unlawful. In addition, the TBOC requires a corporation to indemnify a director or officer for any action that such director or officer is wholly successful, on the merits or otherwise, in the defense of the proceeding.
FBLB's articles of incorporation and bylaws provide for indemnification of directors and officers to the fullest extent allowed by Texas law. Such indemnification may include expenses incurred in defending a proceeding in advance of its final disposition upon receipt of a written undertaking by such director or officer to repay such amounts if it is determined by final disposition of such proceeding that he or she is not entitled to indemnification by FBLB.

Limitations on Directors' Liability
Heartland. Under the DGCL, a Delaware corporation's certificate of incorporation may eliminate director liability for all acts except: (1) an act or omission not in good faith or that involves intentional misconduct or knowing violation of the law; (2) a breach of the duty of loyalty; (3) improper personal benefits; or (4) certain unlawful distributions. Heartland’s certificate of incorporation contains such an exculpatory provision.
FBLB. Under the TBOC, the certificate of formation of a corporation may provide that directors and officers of the corporation are not liable to the corporation or its owners for monetary damages for an act or omission by such persons in their capacities as directors and officers. FBLB's articles of incorporation provide that a director of FBLB will not be liable to the corporation or its shareholders for monetary damages for an act or omission in the director's capacity as a director to the fullest extent permitted by law, except it does not eliminate or limit the liability of a director for: (1) a breach of the director’s duty of loyalty; (2) acts or omissions not in good faith that (i) constitute a breach of the director’s duty to the corporation or (ii) involve intentional misconduct or a knowing violation of law; (3) any transaction from which the director derived an improper personal benefit; or (4) acts or omissions for which the liability of a director is expressly provided by an applicable statute.
Amendment of Certificate or Articles of Incorporation
Heartland. Under the DGCL and unless the certificate requires a greater value, an amendment to the certificate of incorporation may be adopted by holders of a majority of the voting shares at a meeting at which a quorum is present, provided that, a class of stockholders has the right to vote separately on an amendment if it would: (1) increase or decrease the aggregate number of authorized shares of the class; (2) increase or decrease the par value of the shares of the class; or (3) adversely change the powers, preferences, or special rights of the shares of the class.
The Heartland certificate of incorporation provides that the provisions regarding (1) amendment to bylaws and certificate of incorporation, (2) the size, qualifications and classes of the board of directors, (3) additional voting requirements, (4) business combinations with interested stockholders, and (5) stockholder action by written consent, will not be amended, changed or repealed unless approved by the affirmative vote of the holders of shares having at least 70% of the voting power of all outstanding stock entitled to vote thereon, unless such amendment, change or repeal was approved by at least two-thirds of the directors.
FBLB. Under the TBOC, a corporation’s certificate of formation may be amended by the affirmative vote of the holders of two-thirds of the outstanding shares entitled to vote on the amendment, and, if entitled to vote by class or series of shares, by the holders of two-thirds of the outstanding shares of each class or series entitled to vote on the amendment, unless a different number, not less than a majority of shares entitled to vote on the matter or class or series entitled to vote on the matter, is specified in the corporation’s certificate of formation. An amendment that merely restates the existing certificate, as amended, may be authorized by a resolution approved by the board and may, but need not, be submitted to and approved by the shareholders.
FBLB's articles of incorporation do not provide for any special requirements for amendment of the articles of incorporation.
Amendment of Bylaws
Heartland. Under the DGCL, stockholders entitled to vote have the power to adopt, amend or repeal bylaws. In addition, a corporation may, in its certificate of incorporation, confer such power upon the board of directors. However, the stockholders always retain the power to adopt, amend or repeal the bylaws, even though the board of directors may also be delegated such power.
Heartland's certificate of incorporation and bylaws provide that the bylaws also may be amended, altered or repealed by (1) the stockholders, provided such amendment, alteration or repeal is approved by the affirmative vote of holders of not less than 70% of the outstanding shares of stock entitled to vote at an election of directors, or (2) the affirmative vote of not less than two-thirds of the directors.
FBLB. Under the TBOC, unless a corporation's certificate of formation or a bylaw adopted by the shareholders provides otherwise, a corporation's shareholders may amend the bylaws regardless of whether they may also be amended by the board of directors.
FBLB's articles of incorporation and bylaws provide that the board of directors may alter, amend or repeal the bylaws. These documents do not expressly restrict the shareholders from altering, amending or repealing the bylaws.

Shareholder Inspection Rights
Heartland. Under the DGCL, every stockholder of record has the right to inspect, upon written demand under oath stating the stockholder’s purpose for inspection, in person or by agent or attorney, the corporation's stock ledger, stockholder list, its other books and records and, subject to certain restrictions, the books and records of a subsidiary of the corporation.
FBLB. Under the TBOC, a shareholder of a Texas corporation has the right to examine the books and records of the corporation at any reasonable time upon written notice stating a proper purpose if it (1) has been a shareholder for six months or (2) holds at least five percent of its outstanding shares.
CERTAIN OPINIONS

The validity of the Heartland common stock offered by this proxy statement/prospectus has been passed upon for Heartland by Dorsey & Whitney LLP.
Fenimore, Kay, Harrison & Ford, LLP has delivered an opinion concerning material federal income tax consequences of the merger. See the section titled "Regulatory Matters and Tax Consequences and Accounting Treatment of the Merger—Material U.S. Federal Income Tax Consequences of the Merger" on pages 29 to 32.
EXPERTS

The consolidated financial statements of Heartland Financial USA, Inc. as of December 31, 2017 and 2016, and for each of the years in the three-year period ended December 31, 2017, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2017, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION

Heartland files annual, quarterly and current reports, proxy statements and other information with the SEC. Heartland’s SEC filings are available to the public through the Internet at the SEC web site at http://www.sec.gov. You may also read and copy any document Heartland files with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities and their copy charges. You may also obtain copies of Heartland's SEC filings at the office of The Nasdaq Stock Market located at One Liberty Plaza, 165 Broadway, New York, NY 10006. For further information on obtaining copies of Heartland’s public filings at The Nasdaq Stock Market, you should call 1-212-401-8700.
The SEC allows Heartland to incorporate by reference into this proxy statement/prospectus the information it files with the SEC. This allows Heartland to disclose important information to you by referencing those filed documents. Heartland has previously filed the following documents with the SEC and is incorporating them by reference into this proxy statement/prospectus:

•	Heartland's Annual Report on Form 10-K for the year ended December 31, 2017;

•	Heartland's definitive Proxy Statement for its annual meeting of shareholders held on May 17, 2017; and

•
the description of Heartland's common stock and preferred share purchase rights included in its registration statements on Form 8-A filed with the SEC, including any amendment or reports filed for the purpose of updating such description, and in any other registration statement or report filed by us under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

Heartland is also incorporating by reference any future filings made by it with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial filing of the registration statement of which this proxy statement/prospectus is a part and prior to the date of the FBLB special meeting on May , 2018. The most recent information that Heartland files with the SEC automatically updates and supersedes more dated information.

You can obtain a copy of any documents which are incorporated by reference in this proxy statement/prospectus or any supplement at no cost by writing or telephoning Heartland at:

Investor Relations
Heartland Financial USA, Inc.
1398 Central Avenue
Dubuque, Iowa 52001
(563) 589-2100
You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus or any supplement hereto relating to the Heartland common stock. Heartland has not authorized anyone to provide you with different information. You should not assume that the information in this proxy statement/prospectus or any supplement is accurate as of any date other than the date on the front cover of those documents. The business, financial condition, results of operations and prospects of Heartland may have changed since those dates.

APPENDIX A

AGREEMENT AND PLAN OF MERGER
DATED AS OF NOVEMBER 13, 2017
BY AND BETWEEN
HEARTLAND FINANCIAL USA, INC.
AND
FIRST BANK LUBBOCK BANCSHARES, INC.

4.10	Reports and Filings	A-26
4.11	Subsidiaries; Interests in LLCs; Off Balance Sheet Arrangements	A-26
4.12	Books and Records	A-26
4.13	No Material Adverse Changes	A-27
4.14	Absence of Certain Developments	A-27
4.15	Properties	A-28
4.16	Intellectual Property	A-29
4.17	Environmental Matters	A-29
4.18	Community Reinvestment Act	A-31
4.19	Information Security	A-31
4.20	Tax Matters	A-31
4.21	Contracts and Commitments	A-35
4.22	Litigation	A-36
4.23	Financial Advisor	A-36
4.24	Employees	A-36
4.25	Employee Benefit Plans	A-38
4.26	KSOP Committee; KSOP Trustees	A-41
4.27	Insurance	A-41
4.28	Affiliate Transactions	A-41
4.29	Compliance with Laws; Permits	A-41
4.30	No Fiduciary Accounts	A-42
4.31	Interest Rate Risk Management Instruments	A-42
4.32	No Guarantees	A-42
4.33	Regulatory Approvals	A-42
4.34	Fairness Opinion	A-42
4.35	Transactions in Securities	A-42
4.36	Registration Obligation	A-43
4.37	No Other Representations or Warranties	A-43

ARTICLE 5 CONDUCT OF BUSINESS PENDING THE MERGER		A-43

5.1	Conduct of Business	A-43
5.2	Access to Information; Confidentiality	A-45
5.3	Notice of Developments	A-45
5.4	Certain Loans and Related Matters	A-45
5.5	Financial Statements and Pay Listings	A-46
5.6	Consents and Authorizations	A-46
5.7	Tax Matters	A-46
5.8	No Solicitation	A-47
5.9	Maintenance of Allowance for Loan and Lease Losses	A-47
5.10	Heartland Forbearances	A-48
5.11	FBLB Forbearances	A-48

ARTICLE 6 ADDITIONAL COVENANTS AND AGREEMENTS		A-48

6.1	Filings and Regulatory Approvals	A-48
6.2	Shareholder Meeting; Registration Statement	A-48
6.3	Establishment of Accruals	A-50
6.4	Employee Matters	A-50

6.5	Tax Treatment	A-51
6.6	Updated Schedules	A-52
6.7	Indemnification; Directors’ and Officers’ Insurance	A-52
6.8	Statutory Trusts	A-52
6.9	Determination of Adjusted Tangible Common Equity	A-53
6.10	Nomination of Orr for Election as Heartland Director	A-53
6.11	Heartland Confidential Information	A-53
6.12	Indemnification Waiver Agreements	A-53
6.13	Reservation of Heartland Common Stock	A-53
6.14	Special Tax Holdback	A-53

ARTICLE 7 CONDITIONS		A-56

7.1	Conditions to Obligations of Each Party	A-56
7.2	Additional Conditions to Obligation of FBLB	A-57
7.3	Additional Conditions to Obligation of Heartland	A-58

ARTICLE 8 TERMINATION, AMENDMENT AND WAIVER		A-59

8.1	Reasons for Termination	A-59
8.2	Effect of Termination	A-61
8.3	Expenses	A-61
8.4	FBLB Termination Fee	A-61
8.5	Amendment	A-61
8.6	Waiver	A-61

ARTICLE 9 GENERAL PROVISIONS		A-62

9.1	Press Releases and Announcements	A-62
9.2	Notices	A-62
9.3	Assignment	A-63
9.4	No Third Party Beneficiaries	A-63
9.5	Schedules	A-63
9.6	Interpretation	A-63
9.7	Severability	A-64
9.8	Complete Agreement	A-64
9.9	Governing Law	A-64
9.10	Submission to Jurisdiction	A-64
9.11	Specific Performance	A-64
9.12	Waiver of Jury Trial	A-64
9.13	Investigation of Representations, Warranties and Covenants	A-65
9.14	Counterparts and Effectiveness	A-65
9.15	No Survival of Representations	A-65

SIGNATURES		A-66

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 12, 2017, is made and entered into by and between Heartland Financial USA, Inc., a Delaware corporation (“Heartland”), and First Bank Lubbock Bancshares, Inc., a Texas corporation (“FBLB”).
WHEREAS, the respective Boards of Directors of Heartland and FBLB have determined that it is advisable and in the best interests of Heartland and FBLB and their respective shareholders to consummate the merger of FBLB with and into Heartland as described in Article 2 (the “Merger”);
WHEREAS, as a result of the Merger, the outstanding shares of Common Stock, par value $1.00 per share, of FBLB (“FBLB Common Stock”) will be converted into a combination of cash and shares of Common Stock, $1.00 par value per share, of Heartland (“Heartland Common Stock”);
WHEREAS, FBLB owns all of the issued and outstanding capital stock of First Bank & Trust Company, a Texas state-chartered bank (“FB&T”), which, upon consummation of the Merger, will become a wholly-owned subsidiary of Heartland;
WHEREAS, as an inducement to Heartland to enter into this Agreement, the directors and officers of FBLB and FB&T and certain other persons who are parties to the FBLB Control Group Agreement (as defined in Article 1) and who own, in the aggregate, 35.41% of the issued and outstanding shares of FBLB Common Stock have entered into a Voting Agreement dated the date hereof (the “Voting Agreement”) with Heartland and FBLB pursuant to which such persons have agreed to vote in favor of the Merger and all other transactions contemplated by this Agreement at the Voting Meeting (as defined in the FBLB Control Group Agreement) or the FBLB Shareholder Meeting (as defined in Section 6.2(a), as the case may be;
WHEREAS, as an inducement to Heartland to enter into this Agreement, each of the non-employee directors of FBLB has agreed to enter into, prior to or as of the date of the consummation of the Merger, a Director Support Agreement with FBLB and Heartland (each, a “Director Support Agreement”) with Heartland and FBLB pursuant to which each such non-employee directors will agree not to compete with, or solicit the employees of, any FBLB Entity or Heartland or any of its Affiliates (as defined in Article 1), or disclose confidential information of any FBLB entity or Heartland or any of its Affiliates;
WHEREAS, Barry Orr, Chairman, President and Chief Executive Officer of FBLB (“Orr”), has entered into the Orr Employment Agreement (as defined in Article 1);
WHEREAS, Greg Garland, President of FB&T (“Garland”), has entered into the Garland Employment Agreement (as defined in Article 1);
WHEREAS, Heartland and FBLB desire that the Merger be made on the terms and subject to the conditions set forth in this Agreement and that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder.
NOW, THEREFORE, in consideration of the representations, warranties and covenants contained herein, the parties hereto agree as follows:
ARTICLE 1
DEFINITIONS

“Acquisition Proposal” means any offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry or indication of interest by Heartland) contemplating or otherwise relating to any Acquisition Transaction.
“Acquisition Transaction” means any transaction or series of transactions involving (a) any merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which any FBLB Entity is a constituent corporation, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of any FBLB Entity or (iii) in which any FBLB Entity issues or sells securities representing more than 20% of the outstanding securities of any class of voting securities of such FBLB Entity; or (b) any sale (other than sales in the Ordinary Course of Business), lease (other than in the Ordinary Course of Business), exchange, transfer (other than in the Ordinary Course of Business), license (other than nonexclusive licenses in the Ordinary Course of Business), acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated net revenues, net income or assets of FBLB.
“Actual Cash Consideration” means the Cash Consideration, the Downwardly Adjusted Cash Consideration or the Upwardly Adjusted Cash Consideration, as the case may be, that any holder of shares of FBLB Common Stock will be entitled to receive for each FBLB Converted Common Share pursuant to Sections 2.3(a) and 2.4.
“Adjusted Tangible Common Equity” means (a) the sum of (i) the total stockholders’ common equity of FBLB, determined in accordance with GAAP as of the close of business on the Determination Date as adjusted to reflect a reasonable projection of the operations of FBLB through the Effective Time, and (ii) the Determination Date Transaction Expenses less (b) the sum of (x) the value of the Intangible Assets determined as of the close of business on the Determination Date as adjusted to reflect a reasonable projection of the operations of FBLB through the Effective Time, and (y) the amount, if any, by which the Transaction Expenses exceed $7,500,000. For purposes of the foregoing definition, “a reasonable projection of operations” will be based on the average monthly operations of FBLB during the six-month period ending on the Determination Date.
“Affiliate” has the meaning set forth in Rule 12b‑2 under the Exchange Act.
“Aggregate Tax Holdback Amount” means 388,506 shares of Heartland Common Stock.
“Ancillary Documents” means the Voting Meeting Agreement, the Orr Employment Agreement, the Garland Employment Agreement, the Indemnification Waiver Agreement the KSOP Committee’s Certificate, the NDA and any and all other agreements, certificates and documents required to be delivered by either party hereto prior to or at the Closing pursuant to the terms of this Agreement.
“Business Day” means any day other than Saturday, Sunday or a day on which a state bank is required to be closed under Texas Law.
“Bylaws” mean, with respect to any corporation, those instruments that at that time constitute its bylaws, including any amendments thereto.
“Cash Consideration” means an amount equal to (a)(i) $17,505,724, less (ii) the SAR Payment, divided by (b) the FBLB Common Shares Outstanding.
“Cause” means (a) any act of (i)(A) fraud or intentional misrepresentation by an employee or (B) embezzlement, misappropriation or conversion of assets or opportunities of any FBLB Entity or any of Heartland or its Affiliates by an employee, (ii) the willful violation of any Law (other than traffic violations or similar offenses) by an employee, (iii) the commission of any act of moral turpitude or conviction of a felony by an employee or (iv) the willful or negligent failure of an employee to perform his or her duties in any material respect.
“Charter” means, with respect to any corporation, those instruments that at that time constitute its charter as filed or recorded under the general corporation or other applicable Law of the jurisdiction of incorporation or association, including the articles or certificate of incorporation or association, any amendments thereto and any articles or certificates of merger or consolidation.
“Code” means the Internal Revenue Code of 1986, as amended.
“Committee” has the meaning set forth in the SAR Plan.
“Commonly Controlled Entity” means any entity under common control with FBLB within the meaning of Sections 414(b), (c), (m), (o) or (t) of the Code.
“Consent” means any authorization, consent, approval, filing, waiver, exemption or other action by or notice to any Person.

“Contract” means a contract, agreement, lease, commitment or binding understanding, whether oral or written, that is in effect as of the date of this Agreement or any time after the date of this Agreement.
“CRA” means the Community Reinvestment Act.
“Determination Date” means the last Business Day of the month immediately preceding the month in which the Effective Time occurs.
“Determination Date Transaction Expenses” means the amount of Transaction Expenses (a) paid and expensed by FBLB or FB&T through the close of business on the Determination Date, or (b) reflected as accrued expenses on the FBLB Determination Date Balance Sheet.
“Disclosure Schedules” means the Schedules delivered by FBLB to Heartland on or prior to the date of this Agreement, which will be neither attached to this Agreement nor publicly available.
“Encumbrance” means any charge, claim, community property interest, easement, covenant, condition, equitable interest, lien, option, pledge, security interest, right of first refusal or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“FBLB Common Shares Outstanding” means 1,083,275 shares of FBLB Common Stock.
“FBLB Control Group Agreement” means the Control Group Agreement dated as of December 17, 2013 among certain FBLB Shareholders.
“FBLB Converted Common Share” means each share of FBLB Common Stock that will be converted into the Stock Consideration and Actual Cash Consideration pursuant to Sections 2.3(a), 2.4 and 2.5.
“FBLB Determination Date Balance Sheet” means the consolidated balance sheet of FBLB prepared by FBLB in accordance with GAAP as of the Determination Date pursuant to Section 6.9.
“FBLB Entities” means, collectively, FBLB, FB&T, PrimeWest, OLI, FSI and FPHI.
“FBLB Shareholder” means any holder of issued and outstanding shares of FBLB Common Stock.
“FBLB Shareholders’ Agreement” means the Shareholders’ Agreement among FBLB and each of the FBLB Shareholders, which is intended to protect FBLB’s status as a corporation taxable under Subchapter S of the Code.
“FB&T Subsidiaries” means, collectively, PrimeWest, OLI, FSI and FPHI.
“First Release Date” means August 17, 2018.
“Fourth Release Date” means the third anniversary of the date on which the 2017 federal income Tax Return of FBLB is filed.
“GAAP” means generally accepted accounting principles in the United States applied on a consistent basis during the periods involved.
“Garland Employment Agreement” means the Employment Agreement dated as of the date hereof among Heartland, FBLB, FB&T and Garland, which will become effective as of the Effective Time and will supersede and cancel the Employment Agreement dated March 17, 2015 between FB&T and Garland.
“Governmental Authorization” means any approval, consent, license, permit, waiver, registration or other authorization issued, granted, given, made available or otherwise required by any Governmental Entity or pursuant to applicable Law.
“Governmental Entity” means any federal, state, local, foreign, international or multinational entity or authority exercising executive, legislative, judicial, regulatory, administrative or taxing functions of or pertaining to government.

“Governmental Order” means any judgment, injunction, writ, order, ruling, award or decree by any Governmental Entity or arbitrator.
“Heartland Closing Date Stock Price” means the closing sale price of a share of Heartland Common Stock on the last trading day immediately preceding the Closing Date as quoted on the NASDAQ Global Select Market on such trading day.
“Indebtedness” means, with respect to any Person, without duplication: (a) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind; (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments; (c) all obligations of such Person upon which interest charges are customarily paid (other than trade payables incurred in the Ordinary Course of Business); (d) all obligations of such Person under conditional sale or other title retention agreements relating to any property purchased by such Person; (e) all obligations of such Person issued or assumed as the deferred purchase price of property or services (excluding obligations of such Person to creditors for services and supplies incurred in the Ordinary Course of Business); (f) all lease obligations of such Person that are required to be or otherwise are capitalized on the books and records of such Person in accordance with GAAP; (g) all obligations of others secured by a lien on property or assets owned or acquired by such Person, whether or not the obligations secured thereby have been assumed; (h) all obligations of such Person under interest rate, currency or commodity derivatives or hedging transactions (valued at the termination value thereof); (i) all letters of credit or performance bonds issued for the account of such Person (excluding letters of credit issued for the benefit of suppliers to support accounts payable to suppliers incurred in the Ordinary Course of Business); and (j) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person.
“Indemnification Waiver Agreements” means (a) an agreement, in a form acceptable to Heartland, dated as of the Closing Date among the members of the KSOP Committee, on the one hand, and the Surviving Corporation and Heartland, on the other hand, pursuant to which the members of the KSOP Committee will waive any rights to indemnification from the Surviving Corporation, Heartland or any of their Affiliates provided for in the KSOP (including, for the avoidance of doubt, Section 15.8 thereof) or any other document, and (b) an agreement, in a form acceptable to Heartland, between the KSOP Trustees, on the one hand, and the Surviving Corporation and Heartland, on the other hand, pursuant to which the KSOP Trustees will waive any rights to indemnification from the Surviving Corporation, Heartland or any of their Affiliates provided for in the KSOP Trust or any other document.
“Intangible Asset” means any asset of any FBLB Entity that is considered an intangible asset under GAAP, including goodwill.
“Intellectual Property” means: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereon, and all patents, patent applications and patent disclosures, together with all reissues, continuations, continuations-in-part, divisions, extensions and re-examinations thereof; (b) all trademarks whether registered or unregistered, service marks, domain names, corporate names and all combinations thereof, and associated therewith; (c) all copyrights whether registered or unregistered, and all applications, registrations and renewals in connection therewith; (d) all datasets, databases and related documentation; and (e) all other intellectual property and proprietary rights.
“IRS” means the Internal Revenue Service.
“Knowledge of FBLB” or other similar phrase means the knowledge of a director or executive officer of FBLB, FB&T or PrimeWest after due inquiry.
“Knowledge of Heartland” or other similar phrase means the knowledge of a director or executive officer of Heartland after due inquiry.
“KSOP” means FBLB’s Employee Stock Ownership with 401(k) Provisions Plan and Trust dated January 1, 2013, as amended through the date hereof.
“KSOP Committee” means the Committee (as defined in the KSOP).
“KSOP Committee’s Certificate” means a certificate from the members of KSOP Committee stating, in addition to other items reasonably requested by Heartland, that (a) in connection with the Merger and the other transactions contemplated hereby, all pass-through voting requirements with respect to the KSOP have been satisfied and (b) (i) the consideration received by the KSOP pursuant to this Agreement for the shares of FBLB Common Stock held by the KSOP is not less than the “fair market value” (as defined in IRS Revenue Ruling 59-60) of such shares, and (ii) the terms and conditions of this Agreement, taken as a whole, are fair to and in the best interest of the KSOP from a financial point of view; provided, however, that such certificate may state that (1) none of the KSOP Trustees is a licensed financial or investment advisor and (2) the statements contained in clause (b) above are based on the financial expertise of the KSOP Trustees in their capacities as the KSOP Trustees and executive officers and directors of FBLB.
“KSOP Trust” means FBLB’s Employee Stock Ownership Trust referred to in the KSOP.
“KSOP Trustees” means the members of the KSOP Committee.
“Law” means any constitution, law, ordinance, principle of common law, regulation, rule, statute or treaty of any Governmental Entity.
“Liability” means any liability or obligation whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due, whether known or unknown, and regardless of when asserted.
“Litigation” means any claim, action, arbitration, mediation, audit, hearing, investigation, proceeding, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator or mediator.
“Material Adverse Effect” means any change, effect, event or condition, individually or in the aggregate, that has had, or, with the passage of time, would reasonably be expected to have, a material adverse effect on the business, assets, properties, financial condition, or results of operations of the FBLB Entities, taken as a whole, or Heartland and its Subsidiaries, taken as a whole, as the case may be; provided, however, that “Material Adverse Effect” will not be deemed to include the impact of (a) changes after the date hereof in Laws of general applicability to banks and bank holding companies, (b) changes after the date hereof in GAAP or regulatory accounting requirements generally applicable to banks and bank holding companies, (c) changes after the date hereof in economic conditions generally affecting banks and bank holding companies, (d) the public announcement of the Merger, (e) any outbreak of hostilities or any new declared or undeclared acts of war, and (f) with respect to the FBLB Entities, the effects of any action taken with the prior consent of Heartland or as otherwise required by this Agreement; further provided, however, that the effect of any of the changes described in clauses (a) through (c) will not be excluded from the definition of “Material Adverse Effect” to the extent they have a disproportionate impact on FBLB Entities as a whole, on the one hand, or Heartland and its Subsidiaries as a whole, on the other hand, as measured relative to similarly situated companies in the financial services industry.
“NDA” means the Confidentiality and Non-Disclosure Agreement dated April 7, 2017 between Heartland and FBLB.
“Ordinary Course of Business” means the ordinary course of business of the FBLB Entities consistent with past custom and practice (including with respect to nature, scope, magnitude, quantity and frequency).
“Orr Employment Agreement” means the Employment Agreement dated as of the date hereof among Heartland, FBLB, FB&T and Orr, which will become effective as of the Effective Time.
“Per Share Holdback Amount” means 0.3586 shares of Heartland Common Stock.
“Permitted Encumbrances” means (a) Encumbrances for Taxes and other governmental charges and assessments that are not yet due and payable or which are being contested in good faith by appropriate proceedings (provided required payments have been made and adequate accruals or reserves have been established in connection with any such contest), (b) Encumbrances of carriers, warehousemen, mechanics’ and materialmen and other like Encumbrances arising in the Ordinary Course of Business (provided lien statements have not been filed as of the Closing Date), (c) easements, rights of way and restrictions, zoning ordinances and other similar Encumbrances affecting the Leased Operating Real Property and which do not unreasonably restrict the use thereof in the Ordinary Course of Business, (d) statutory Encumbrances in favor of lessors arising in connection with any property leased to any FBLB Entity, (e) Encumbrances reflected in the Latest Balance Sheets and the Related Statements or arising under Material Contracts and (f) Encumbrances that will be removed prior to or in connection with the Closing.
“Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, Governmental Entity or other entity.
“Plan” means every plan, fund, contract, program and arrangement (whether written or not) for the benefit of present or former employees, including those intended to provide (a) medical, surgical, health care, hospitalization, dental, vision, workers’ compensation, life insurance, death, disability, legal services, severance, sickness or accident benefits (whether or not defined in Section 3(1) of ERISA), (b) pension, profit sharing, stock bonus, retirement, supplemental retirement or deferred compensation benefits (whether or not Tax qualified and whether or not defined in Section 3(2) of ERISA) or (c) salary continuation, unemployment, supplemental unemployment, severance, termination pay, change-in-control, vacation or holiday benefits (whether or not defined in Section 3(3) of ERISA), (i) that is maintained or contributed to by any of the FBLB Entities or any Commonly Controlled Entity, (ii) that any of the FBLB Entities or any Commonly Controlled Entity has committed to implement, establish, adopt or contribute to in the future, (iii) for which any of the FBLB Entities or any Commonly Controlled Entity is or may be financially liable as a result of the direct sponsor’s affiliation with any of the FBLB Entities or their shareholders (whether or not such affiliation exists at the date of this Agreement and notwithstanding that the Plan is not maintained by any of the FBLB Entities or any Commonly Controlled Entity for the benefit of its employees or former employees) or (iv) for or with respect to which any of the FBLB Entities or any Commonly Controlled Entity is or may become liable under any common law successor doctrine, express successor liability provisions of Law, provisions of a collective bargaining agreement, labor or employment Law or agreement with a predecessor employer. “Plan” does not include any arrangement that has been terminated and completely wound up prior to the date of this Agreement and for which none of the FBLB Entities nor any Commonly Controlled Entity has any present or potential future Liability.
“Remedies Exception” means except to the extent enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting the enforcement of creditors’ rights generally and by general equitable principles.
“Return” means any return, declaration, report, estimate, information return or statement pertaining to any Taxes.
“SAR Payment” means the aggregate amount payable to all holders of SARs as of the Closing Date pursuant to the SAR Plan as determined by the Committee’s interpretation of definition of “Star Value” (as set forth in the SAR Plan).
“SAR Plan” means FBLB’s Stock Appreciation Rights Plan effective as of January 1, 2015.
“SARs” has the meaning set forth in the SAR Plan.
“Second Release Date” means September 8, 2019.
“Severance Costs” means all amounts paid or payable to any employee or non-employee director of any FBLB Entity as a result of the execution of this Agreement or the performance and consummation of the transactions contemplated hereby (including any amounts due and payable pursuant to any existing employment, change in control, salary continuation, deferred compensation, non-competition, retention, bonus or other similar agreement, plan or arrangement); provided, however, that Severance Costs will not include (a) any payments made by Heartland pursuant to Section 6.4(d) or (b) the $1,606,113 and $281,448 that have been accrued by FBLB with respect to those certain Salary Continuation Agreements and Deferred Cash Incentive Agreements set forth on Schedule 4.21, respectively.
“Special Tax Loss” and, collectively, “Special Tax Losses” means any and all Liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties (including the reasonable fees of legal counsel, accountants and other outside consultants related thereto) incurred by a Tax Indemnified Party (a) in connection with the assessment or imposition of Taxes on any Heartland or any FBLB Entity (i) as a result of FBLB failing to qualify as an “S corporation” within the meaning of Section 1361 of the Code or any comparable provisions of state, local or other Tax Law, or (ii) as a result of any wholly-owned direct or indirect Subsidiary of FBLB failing to qualify as a “qualified subchapter S subsidiary” within the meaning of Section 1361(b)(3)(B) of the Code or any comparable provisions of state, local or other Tax Law, or (b) in connection with the conduct of a Tax Proceeding in which the IRS or any other Governmental Entity takes the position that such failure to qualify as an “S corporation” or a “qualified subchapter S subsidiary” may have occurred.
“Statutory Declarations of Trust” means the declarations of trust contained in (a) the Amended and Restated Trust Agreement, dated June 27, 2002, between Outsource Capital Group, Inc., as depositor, and the trustees named therein, and (b) the Amended and Restated Declaration of Trust, dated September 23, 2004, between Outsource Capital Group, Inc., as sponsor, and JPMorgan Chase Bank, as trustee.
“Statutory Trust Agreements” means the Statutory Trust Debentures, the Statutory Trust Declarations of Trust, the Statutory Trust Guarantees, the Statutory Trust Indentures and the Statutory Trust Securities.
“Statutory Trust Debentures” means the debentures issued pursuant to the Statutory Trust Indentures.
“Statutory Trust Debt” means the aggregate principal outstanding under the Statutory Trust Debentures.

“Statutory Trust Guarantees” means (a) the Trust Preferred Securities Guarantee Agreement, dated June 27, 2002, by and between Outsource Capital Group, Inc. and Wells Fargo Bank, National Association, as trustee, and (b) Guarantee Agreement, dated September 23, 2004, by and between JPMorgan Chase Bank, as trustee, and Outsource Capital Group, Inc.
“Statutory Trust Indentures” means (a) the Indenture, dated June 27, 2002, between FB&T, as Issuer, and the Trustees named therein, and (b) the Indenture, dated September 23, 2004, between Outsource Capital Group, Inc., as issuer, and JPMorgan Chase Bank, as trustee.
“Statutory Trust Securities” means the common securities and preferred securities issued pursuant to the Statutory Declarations of Trust.
“Statutory Trusts” means the Outsource Capital Group, Inc. Capital Statutory Trust III and Outsource Capital Group, Inc. Capital Trust IV, each of which is a Delaware grantor trust.
“Stockholder Representative” means Orr acting in his capacity as representative of the holders of FBLB Common Stock pursuant to Section 6.14(o).
“Subsidiary” means, with respect to any Person, any other Person (other than a natural person), whether incorporated or unincorporated, in which such Person, directly or indirectly (a) has a 50% or more equity interest or (b) owns at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions; provided, however, that the term will not include any such entity in which such voting securities or equity interest is owned or controlled in a fiduciary capacity, without sole voting power, or was acquired in securing or collecting a debt previously contracted in good faith.
“Superior Proposal” means any Acquisition Proposal by a third party on terms which the Board of Directors of FBLB determines in its good faith judgment, after consultation with, and receipt of written advice from, its financial advisors (which advice will be communicated to Heartland), to be more favorable from a financial point of view to its shareholders than the Merger and the other transactions contemplated hereby, (a) after taking into account the likelihood of consummation of such transaction on the terms set forth therein, taking into account all legal, financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal, and any other relevant factors permitted under applicable Law, (b) after giving Heartland at least five Business Days to respond to such third-party Acquisition Proposal once the Board of Directors of FBLB has notified Heartland that in the absence of any further action by Heartland it would consider such Acquisition Proposal to be a Superior Proposal, and then (c) after taking into account any amendment or modification to this Agreement proposed by Heartland.
“Tax Proceeding” means any Litigation with the IRS or any other Governmental Entity relating to Taxes.
“Taxes” means all taxes, charges, fees, levies or other assessments, including all net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, social security, unemployment, excise, estimated, severance, stamp, occupation, property or other taxes, customs, duties, fees, assessments or charges of any kind whatsoever, including all interest and penalties thereon, and additions to tax or additional amounts imposed by any Governmental Entity.
“The Bankers Bank Indebtedness” means the Indebtedness owed to The Bankers Bank on the Closing Date by FBLB pursuant to (a) the Promissory Note, dated May 9, 2017, between FBLB, as borrower, and The Bankers Bank, as lender, and (b) the Promissory Note, dated April 22, 2017 between FBLB, as borrower, and The Bankers Bank, as lender, together with any interest accrued thereon and any prepayment premiums or penalties, and any other fees, expenses and other amounts payable as a result of the prepayment or discharge of such Indebtedness on the Closing Date.
“Third Release Date” means March 10, 2020.
“Transaction Expenses” means all amounts paid, to be paid, accrued or to be accrued by any FBLB Entity (or by Heartland, as successor to, or owner of, any such FBLB Entity) that arise out of or in connection with the execution of this Agreement and the performance and consummation of the transactions contemplated hereby (whether arising before, at or after the Effective Time), including (a) legal, accounting and financial advisory fees or commissions, (b) Severance Costs, (c) termination fees or other expenses incurred in connection with the termination of any Contract of any FBLB Entity (including Contracts relating to information technology or card services), (d) payments made in connection with the termination of any Plans (unless the amount of such payments has been accrued by FBLB), (e) the amount of any penalties or other expenses incurred by any FBLB Entity in connection with the prepayment of Indebtedness by any of them occurring as a result of such transactions, (f) premiums or other expenses relating to the D&O Insurance, (g) Liabilities for employment Taxes arising out of or incurred in connection with the payment of such Transaction Expenses or the SAR Payment, (h) payments made to non-employee directors pursuant to the Director Support Agreements (to the extent not included in Severance Costs), and (i) signing bonuses paid to Orr or Garland (to the extent not included in Severance Costs); provided, however, that Transaction Expenses will not include any payment to the holders of SARS in accordance with this Agreement.
The following terms not defined above are defined in the sections indicated below:

Definition	Defined
Affordable Care Act	4.24(k)
Agreement	Preamble
ALLL	4.8
Bank Holding Company Act	3.1
Bank Regulators	4.18
Bank Regulatory Approvals	3.2
Blue Sky Laws	3.2
Orr	Recitals
Cash Consideration	2.3(a)
Change of FBLB Board Recommendation	6.2(a)
Closing	2.9
Closing Date	2.9
Code	Recitals
D&O Insurance	6.7(b)
Delaware Certificate of Merger	2.2(d)
Departments	4.24(d)
DGCL	2.1
Director Support Agreement	Recitals
Dissenting Shareholder	2.8(a)
Dissenting Shares	2.8(b)
Downwardly Adjusted Cash Consideration	2.4
Effective Date	2.2(d)
Effective Time	2.2(d)
Environmental Costs	4.17(a)(i)
Environmental Law	4.17(a)(ii)
Exchange Act	3.2
Exchange Ratio	2.3(a)
Expenses	8.3
FBLB	Preamble
FBLB Annual Financial Statements	4.5(a)
FBLB Board Recommendation	6.2(a)
FBLB Common Stock	Recitals
FBLB Employees	4.24(j)
FBLB Financial Statements	4.5(a)
FBLB IT Systems	4.19(c)
FBLB Leases	4.15(g)
FBLB Regulatory Reports	4.10
FBLB Shareholder Meeting	6.2(a)
FB&T	Recitals
FB&T Annual Financial Statements	4.5(b)
FB&T Common Stock	4.3(a)
FB&T Financial Statements	4.5(b)

FDIC	3.2
FPHI	4.1(f)
Fractional Share Amount	2.3(b)
FRB	3.2
FSI	4.1(e)
Garland	Recitals
Hazardous Materials	4.17(a)(iii)
Heartland	Preamble
Heartland 10-K Reports	3.5(a)
Heartland 10-Q Report	3.5(a)
Heartland Common Stock	Recitals
Heartland Common Stock Special Tax Loss Price	6.14(f)
Heartland Plans	6.4(c)
Heartland Regulatory Reports	3.7(a)
Heartland Series A Preferred Stock	3.4
Heartland Series B Preferred Stock	3.4
Heartland Series C Preferred Stock	3.4
Heartland Series D Preferred Stock	3.4
Indemnified Party	6.7(a)
IRS Ruling	6.14(a)
Latest Balance Sheets	4.5(c)
Latest FBLB Balance Sheet	4.5(a)
Latest FB&T Balance Sheet	4.5(b)
Leased Real Property	4.15(d)
Letter of Transmittal	2.7(a)
List	4.17(a)(iv)
Material Contracts	4.21(a)
Merger	Recitals
Merger Consideration	2.3(a)
NASDAQ	3.2
OLI	4.1(d)
Operating Real Property	4.15(d)
OREO	4.7(c)
Owned Real Property	4.15(b)
Payoff Letter	7.3(m)
PrimeWest	4.1(c)
Proxy Statement/Prospectus	6.2(b)
Real Property	4.15(d)
Registration Statement	6.2(b)
Regulatory Action	4.17(a)(v)
Related FBLB Statements	4.5(a)
Related FB&T Statements	4.5(b)
Related Financial Statement	4.5(c)
Related Statement	4.17(a)(vi)
Representatives	5.8(a)
Required Consents	5.6
Required FBLB Shareholder Vote	4.2(a)
Ruling Request	6.14(b)
SEC	3.5(a)
Securities Act	3.2

Stephens	4.23
Stock Consideration	2.3(a)
Surviving Corporation	2.1
Tax Claim	6.14(d)
Tax Indemnified Parties	6.14(c)
Termination Date	8.1(d)(i)
TBOC	2.1
TDB	3.2(a)
Texas Banking Statute	3.2
Texas Certificate of Merger	2.2(d)
TFC	3.2(a)
Third-Party Environmental Claim	4.17(a)(vii)
Upwardly Adjusted Cash Consideration	2.4
Voting Agreement	Recitals
Work Permits	4.24(d)

ARTICLE 2
MERGER

2.1The Merger. Under the terms of this Agreement and subject to the satisfaction or waiver of the conditions set forth in Article 7, at the Effective Time, FBLB will be merged with and into Heartland. Heartland, in its capacity as the corporation surviving the Merger, is sometimes referred to herein as the “Surviving Corporation.” The Merger will be effected pursuant to the provisions of, and with the effect provided in, Section 252 of the Delaware General Corporation Law (the “DGCL”) and Chapter 10, Subchapter A of Title 1 of the Texas Business Organizations Code (the “TBOC”).

2.2Effect of Merger.

(a)At the Effective Time, FBLB will be merged with and into Heartland, and the separate existence of FBLB will cease. The Charter and the Bylaws of Heartland, as in effect immediately prior to the Effective Time, will be the Charter and the Bylaws of the Surviving Corporation, until the same may be amended as provided therein and in accordance with applicable Law. The directors and officers of Heartland immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and will qualify.

(b)At the Effective Time and thereafter, the Surviving Corporation will be responsible and liable for all the Liabilities, Indebtedness and penalties of each of Heartland and FBLB.

(c)At the Effective Time and thereafter, the Surviving Corporation will possess all the rights, privileges, immunities and franchises, of a public as well as of a private nature, of each of Heartland and FBLB; all property, real, personal and mixed, and all Indebtedness due on whatever account, and all and every other interest, of or belonging to or due to each of Heartland and FBLB, will be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed; and the title to any real estate or any interest therein, vested in Heartland or FBLB, will not revert or be in any way impaired by reason of the Merger.

(d)To effect the Merger, the parties hereto will cause a Certificate of Merger substantially in the form attached hereto as Exhibit A (the “Delaware Certificate of Merger”) and a Certificate of Merger substantially in the form attached hereto as Exhibit B (the “Texas Certificate of Merger”) relating to the Merger to be filed with the Secretary of State of Delaware and the Secretary of State of Texas, respectively. The Merger will become effective upon the filing of the Delaware Certificate of Merger and the Texas Certificate of Merger or at a time designated in such filings. As used herein, the term “Effective Date” will mean the date on which the Merger will become effective as provided in the preceding sentence, and the term “Effective Time” will mean the time on the Effective Date when the Merger will become effective. The Effective Date and the Effective Time will take place on the Closing Date.

2.3Conversion of FBLB Common Stock.

(a)To effectuate the Merger, at the Effective Time, and without any further action of Heartland, FBLB or any holder of FBLB Common Stock, each issued and outstanding share of FBLB Common Stock (other than shares to be canceled pursuant to Section 2.3(c) and Dissenting Shares) will be canceled and extinguished and be converted into and become a right to receive (i) subject to Section 2.4, the Cash Consideration, and (ii) subject to Section 2.5, 3.0934 shares (the “Exchange Ratio”) of Heartland Common Stock (the “Stock Consideration,” and, together with the Actual Cash Consideration, the “Merger Consideration”).

(b)No fractional shares of Heartland Common Stock will be issued for FBLB Converted Common Shares, and in lieu of any fractional share, Heartland will pay to each holder of FBLB Converted Common Shares who otherwise would be entitled to receive a fractional share of Heartland Common Stock an amount of cash (without interest) equal to the product of (i) the Heartland Closing Date Stock Price multiplied by (ii) the fractional share interest to which such holder would otherwise be entitled (the “Fractional Share Amount”).

(c)Each share of FBLB Common Stock held as treasury stock of FBLB or held directly or indirectly by Heartland, other than shares held in a fiduciary capacity or in satisfaction of Indebtedness previously contracted, will be canceled, retired and cease to exist, and no exchange or payment will be made with respect thereto.

2.4Adjustment to Cash Consideration for Changes in Adjusted Tangible Common Equity. If the Adjusted Tangible Common Equity is less than $83,000,000, the Cash Consideration will be reduced by an amount equal to (a) the amount by which the Adjusted Tangible Common Equity is below $83,000,000, divided by (b) the FBLB Common Shares Outstanding (the “Downwardly Adjusted Cash Consideration”). If the Adjusted Tangible Common Equity is greater than $84,000,000, the Cash Consideration will be increased by an amount equal to (i) the lesser of (x) $5,000,000, and (y) the amount by which the Adjusted Tangible Common Equity is above $84,000,000, divided by (ii) the FBLB Common Shares Outstanding (the “Upwardly Adjusted Cash Consideration”).

2.5Adjustments to Heartland Common Stock. In the event Heartland changes (or establishes a record date for changing) the number of shares of Heartland Common Stock issued and outstanding prior to the Effective Date as a result of any stock split, recapitalization, reclassification, combination, exchange of shares, readjustment or similar transaction with respect to the outstanding Heartland Common Stock, or Heartland declares a stock dividend or extraordinary cash dividend, and the record date therefor will be prior to the Effective Date, the Exchange Ratio will be proportionately adjusted.

2.6Rights of Holders of FBLB Common Stock; Capital Stock of Heartland.

(a)At and after the Effective Time and until surrendered for exchange, each outstanding stock certificate which immediately prior to the Effective Time represented the FBLB Converted Common Shares will be deemed for all purposes to evidence the right to receive the Stock Consideration and the Actual Cash Consideration for each FBLB Converted Common Share, and the record holder of such outstanding stock certificate will, after the Effective Time, be entitled to vote the shares of Heartland Common Stock into which such shares of FBLB Common Stock will have been converted on any matters on which the holders of record of Heartland Common Stock, as of any date subsequent to the Effective Time, will be entitled to vote. In any matters relating to such stock certificates, Heartland may rely conclusively upon the record of shareholders maintained by FBLB containing the names and addresses of the holders of record of FBLB Common Stock at the Effective Time.

(b)At and after the Effective Time, each share of capital stock of Heartland issued and outstanding immediately prior to the Effective Time will remain an issued and existing share of capital stock of the Surviving Corporation and will not be affected by the Merger.

2.7Payment and Exchange of Certificates.

(a)Payment of Merger Consideration; Exchange of Certificates. Within 10 Business Days after the Closing, Heartland or a paying agent appointed by Heartland will cause to be distributed to each holder of shares of FBLB Common Stock a letter of transmittal or other appropriate materials to facilitate the surrender of certificates representing such shares in exchange for the Stock Consideration and the Actual Cash Consideration for each FBLB Converted Common Share (a “Letter of Transmittal”). Within 10 Business Days after surrender to Heartland or to a paying agent appointed by Heartland of any certificate which prior to the Effective Date represented a share of FBLB Common Stock, Heartland or such paying agent will distribute to the Person in whose name such certificate is registered, the Stock Consideration and the Actual Cash Consideration, and, if applicable, cash in the amount of any Fractional Share Amount.

(b)Failure to Surrender Certificates. Following the return by a paying agent appointed by Heartland, if any, to Heartland of the Merger Consideration held by it, any former shareholder of FBLB who has not complied with this Article 2 will thereafter look only to Heartland with respect to the payment of the Merger Consideration, any cash in lieu of fractional shares and any unpaid dividends and distributions on the Heartland Common Stock deliverable in respect of each share of FBLB Common Stock held by such shareholder. If outstanding certificates formerly representing FBLB Converted Common Shares are not surrendered prior to the date on which the Merger Consideration to which any holder of such shares is entitled as a result of the Merger would otherwise escheat to or become the property of any Governmental Entity, the unclaimed Merger Consideration will, to the extent permitted by abandoned property and any other applicable Law, become the property of Heartland (and to the extent not in Heartland’s possession will be paid over to Heartland), free and clear of any and all claims or interest of any Person. Notwithstanding the foregoing, neither Heartland nor any other Person will be liable to any former holder of FBLB Common Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or other similar Laws.

(c)Lost Certificates. In the event that any certificate representing FBLB Converted Common Shares will have been lost, stolen or destroyed, Heartland will issue and pay in exchange for such lost, stolen or destroyed certificate, upon the making of an affidavit of that fact by the holder thereof in form reasonably satisfactory to Heartland’s paying agent, the Merger Consideration for each FBLB Converted Common Share; provided, however, that Heartland or Heartland’s paying agent may, as a condition precedent to the issuance and payment of the Merger Consideration to which the holder of such certificate is entitled as a result of the Merger, require the owner of such lost, stolen or destroyed certificate to deliver a bond in such sum as it may direct as indemnity against any claim that may be made against Heartland, FBLB or any other party with respect to the certificate alleged to have been lost, stolen or destroyed.

(d)Dividends. Until outstanding certificates formerly representing FBLB Converted Common Shares are surrendered as provided in Section 2.7(a) and (c), no dividend or distribution payable to holders of record of shares of Heartland Common Stock will be paid to any holder of such outstanding certificates, but upon surrender of such outstanding certificates by such holder, there will be paid to such holder the amount of any dividends or distributions (without interest) theretofore paid with respect to such whole shares of Heartland Common Stock, but not paid to such holder, and which dividends or distributions had a record date occurring on or subsequent to the Effective Time.

(e)Full Satisfaction. The Merger Consideration issued and paid upon the surrender for exchange of each FBLB Converted Common Share in accordance with the terms and conditions of this Agreement will be deemed to have been issued and paid in full satisfaction of all rights pertaining to such FBLB Converted Common Share.

2.8Dissenting Shares.

(a)Notwithstanding any provision of this Agreement to the contrary, any shares of FBLB Common Stock held by a Person (a “Dissenting Shareholder”) who has demanded and perfected a demand for appraisal of his, her or its shares of FBLB Common Stock in accordance with Chapter 10, Subchapter H, of the TBOC, and, as of the Effective Time, has neither effectively withdrawn nor lost his, her or its right to such demand will not represent a right to receive Merger Consideration for any share of FBLB Common Stock pursuant to Sections 2.3(a), 2.4 and 2.5, but in lieu thereof the holder thereof will be entitled to only such rights as are granted by Chapter 10, Subchapter H, of Title 1 of the TBOC.

(b)Notwithstanding the provisions of Section 2.8(a), if any Dissenting Shareholder demanding payment of fair value of such Dissenting Shareholder’s shares of FBLB Common Stock (“Dissenting Shares”) under the TBOC will effectively withdraw or lose (through failure to perfect or otherwise) such Dissenting Shareholder’s rights and remedies granted by Chapter 10, Subchapter H, of Title 1 of the TBOC, then, as of the Effective Time or the time of such withdrawal or loss, whichever occurs later, each Dissenting Share will automatically be converted into and represent only the right to receive the Merger Consideration as provided in Sections 2.3(a), 2.4 and 2.5 upon surrender of the certificate or certificates representing such Dissenting Shares.

(c)FBLB will give Heartland prompt notice of any written objection by a Dissenting Shareholder to the Merger or any demands by a Dissenting Shareholder for appraisal of his, her or its shares of FBLB Common Stock received by FBLB in accordance with Chapter 10, Subchapter H, of Title 1 of the TBOC, and Heartland will have the right, at its expense, to direct in all negotiations and proceedings with respect to such demands. FBLB will not, except with the prior written consent of Heartland or as otherwise required by Law, make any payment with respect to, settle, or offer to settle, any such demands. Heartland will make any payments, settlement and offers of settlements to Dissenting Shareholders with respect to demands made pursuant to Chapter 10, Subchapter H, of Title 1 of the TBOC.

2.9The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place remotely via the exchange of documents and signatures or at such other location mutually agreed upon by Heartland and FBLB. The Closing will take place as soon as practicable once the conditions in Article 7 have been satisfied or waived but in any event within 10 Business Days after the date on which all such conditions have been satisfied or waived, unless the parties otherwise agree (the “Closing Date”). The failure of the Closing will not ipso facto result in termination of this Agreement and will not relieve any party of any obligation under this Agreement.

(a)Subject to the conditions set forth in this Agreement, on the Closing Date, FBLB will deliver to Heartland:
(i)the certificate of FBLB, dated the Closing Date, required by Section 7.3(c);

(ii)the certificate of FBLB, dated the Closing Date, required by Section 7.3(d);

(iii)a certificate of FBLB dated the Closing Date (A) stating the number of shares of FBLB Common Stock outstanding immediately prior to the Effective Time, (B) stating that there are no other shares of capital stock of FBLB or options, warrants, rights to acquire, or securities convertible into capital stock of FBLB outstanding as of the Closing Date, and (D) the number of the Dissenting Shares;

(iv)duly executed copies of all Required Consents;

(v)a certificate of the secretary or an assistant secretary of FBLB, dated the Closing Date, certifying as to a copy of the text of the resolutions adopted by the Board of Directors of FBLB terminating the KSOP;

(vi)certificates representing all outstanding shares of FB&T Common Stock, which will be free of any Encumbrance;

(vii)the minute books, stock transfer records, corporate seal and other materials related to the corporate administration of all of the FBLB Entities;

(viii)releases of all Encumbrances on the Real Property, other than Permitted Encumbrances;

(ix)certificates dated as of a date not earlier than the third Business Day prior to the Closing executed by appropriate officials of the State of Texas as to the existence of each of the FBLB Entities;

(x)Certificates of Account Status issued by the Texas Comptroller of Public Accounts covering each of the FBLB Entities;

(xi)a duly executed FIRPTA statement for purposes of satisfying Heartland’s obligations under Section 1.1445-2(c) of the Treasury Regulations; and

(xii)such other certificates, documents and instruments that Heartland reasonably requests for the purpose of (1) evidencing the accuracy of the representations and warranties of FBLB, (2) evidencing the performance and compliance by FBLB with agreements contained in this Agreement, (3) evidencing the satisfaction of any condition referred to in Section 7.3 or (4) otherwise facilitating the consummation of the transactions contemplated by this Agreement.

(b)Subject to the conditions set forth in this Agreement, on the Closing Date, Heartland will deliver to FBLB:
(i)the certificate of Heartland, dated the Closing Date, required by Section 7.2(c);

(ii)the certificate of Heartland, dated the Closing Date, required by Section 7.2(d); and

(iii)such other certificates, documents and instruments that FBLB reasonably requests for the purpose of (1) evidencing the accuracy of the representations and warranties of Heartland, (2) evidencing the performance and compliance by Heartland with agreements contained in this Agreement, (3) evidencing the satisfaction of any condition referred to in Section 7.2 or (4) otherwise facilitating the consummation of the transactions contemplated by this Agreement.

2.10Withholding. Heartland or its paying agent will be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement any amounts required to be withheld or deducted with respect to such consideration under any applicable provisions of all Laws relating to Taxes (including the Code). To the extent that amounts are so withheld and timely remitted to the appropriate Governmental Entity, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

2.11Payment of Other Amounts Payable at Closing. On the Closing Date, Heartland will:

(a)on behalf of FBLB, pay to such account as FBLB specifies to Heartland in writing at least two Business Days prior to the Closing Date as the amount of the SAR Payments; and

(b)on behalf of FBLB, pay to such account as FBLB specifies to Heartland in writing at least two Business Days prior to the Closing Date as the amount of The Bankers Bank Indebtedness in accordance with the Payoff Letter.

2.12Tax-Free Reorganization. The acquisition contemplated by this Agreement is intended to be a reorganization within the meaning of Section 368(a) of the Code and Treasury Regulations promulgated thereunder, and this Agreement is intended to be a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the Code. Each party to this Agreement agrees to treat this acquisition as a reorganization within the meaning of Section 368(a) of the Code and agrees to treat this Agreement as a “plan of reorganization” within the meaning of the Treasury Regulations under Section 368 of the Code, unless and until there is a determination, within the meaning of Section 1313 of the Code, that such treatment is not correct.

2.13Additional Actions. If, at any time after the Effective Time, Heartland will consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper to: (a) vest, perfect or confirm, of record or otherwise, in Heartland its right, title or interest in or to or under any of the rights, privileges, powers, franchises, properties or assets of FBLB; or (b) otherwise carry out the purposes of this Agreement, Heartland and its proper officers and directors or their designees will be authorized to execute and deliver, in the name and on behalf of any of the FBLB Entities all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of any of the FBLB Entities, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm Heartland’s right, title or interest in or to or under any of the rights, privileges, powers, franchises, properties or assets of FBLB and otherwise to carry out the purposes of this Agreement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF HEARTLAND

Heartland hereby represents and warrants to FBLB as follows:
3.1Organization and Qualification. Heartland is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has the requisite corporate power to carry on its business as now conducted. Heartland is registered as a bank holding company under Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”). Heartland is licensed or qualified to do business in every jurisdiction in which the nature of its business or its ownership or property requires it to be licensed or qualified, except where the failure to be so licensed or qualified would not have or would not be reasonably expected to have a Material Adverse Effect on Heartland.

3.2Authority Relative to this Agreement; Non-Contravention.

(a)Heartland has the requisite corporate power and authority to enter into this Agreement and the Ancillary Documents (to which Heartland is a party), and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and such Ancillary Documents by Heartland and the consummation by Heartland of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of Heartland. No other corporate proceedings on the part of Heartland are necessary to authorize this Agreement, the

Ancillary Documents (to which Heartland is a party), or to consummate the Merger and the transactions contemplated by this Agreement and the Ancillary Agreements (to which Heartland is a party). This Agreement and the Ancillary Documents (to which Heartland is a party) have been duly executed and delivered by Heartland and constitutes a valid and binding obligation of Heartland, enforceable in accordance with its terms, subject to the Remedies Exception. Heartland is not subject to, or obligated under, any provision of (a) its Charter or Bylaws, (b) any Contract, (c) any license, franchise or permit or (d) subject to obtaining the approvals referred to in Section 3.2(b), any Law, order, judgment or decree, which would be breached or violated by its execution, delivery and performance of this Agreement or any of the Ancillary Agreements (to which Heartland is a party) or the consummation by it of the transactions contemplated hereby or thereby.

(b)No Consent of any Governmental Entity is necessary on the part of Heartland for the consummation by it of the transactions contemplated by this Agreement, except for any approvals or waivers from the Board of Governors of the Federal Reserve System (the “FRB”) for the Merger required under Bank Holding Company Act, any notices to and approvals from the Texas Department of Banking (the “TDB”) required under Chapter 202 of the Texas Finance Code (the “TFC”) and any notices to the Federal Deposit Insurance Corporation (the “FDIC”) (such notices, approvals or waivers being herein collectively referred to as the “Bank Regulatory Approvals”); approvals to issue Heartland Common Stock under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the “Securities Act”), under state securities or blue sky laws and the rules and regulations thereunder (“Blue Sky Laws”), and under the rules of the NASDAQ Stock Market, Inc. (“NASDAQ”); filings with respect to the Merger under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”); and the filing with respect to the Merger of the Delaware Certificate of Merger and the Texas Certificate of Merger with the Secretary of State of Delaware and the Secretary of State of Texas, respectively.

3.3Validity of Heartland Common Stock. The shares of Heartland Common Stock to be issued pursuant to this Agreement will be, when issued, duly authorized, validly issued, fully paid and nonassessable and free and clear of any Encumbrance. Such shares of Heartland Common Stock will be authorized for listing on the NASDAQ Global Select Market or other national securities exchange upon official notice of issuance. The shares of Heartland Common Stock to be issued pursuant to this Agreement will be free of any preemptive rights of the shareholders of Heartland or any other Person. The shares of Heartland Common Stock to be issued pursuant to this Agreement will not be subject to any restrictions on transfer arising under the Securities Act; provided, however, that any holders of such shares who become employees of Heartland or any of its Subsidiaries will be subject to Heartland’s insider trading policies (including the “black-out” periods relating to the trading of shares of Heartland Common Stock) to the extent such employees are covered by such insider trading policies.

3.4Capital Stock. The authorized capital stock of Heartland consists of 40,000,000 shares of Heartland Common Stock, and 200,000 shares of Preferred Stock, par value $1.00 per share, of which 16,000 shares have been designated Series A Junior Participating Preferred Stock (“Heartland Series A Preferred Stock”), 81,698 shares have been designated Series B Fixed Rate Cumulative Perpetual Preferred Stock (“Heartland Series B Preferred Stock”), 81,698 shares have been designated Senior Non-Cumulative Perpetual Preferred Stock, Series C (“Heartland Series C Preferred Stock”) and 3,000 shares have been designated Senior Non-Cumulative Perpetual Convertible Preferred Stock, Series D (“Heartland Series D Preferred Stock”). As of September 30, 2017, (a) (i) 29,946,069 shares of Heartland Common Stock were issued and outstanding (and no shares of Heartland Common Stock were held as treasury shares), (ii) 1,275,198 shares of Heartland Common Stock were reserved for issuance pursuant to Heartland’s stock incentive and employee stock purchase plans; (iii) 3,000 shares of Heartland Common Stock were reserved for issuance pursuant to Heartland Series D Preferred Stock; and (iv) no shares of Heartland Common Stock were reserved for issuance to holders of the CIC Bancshares, Inc. 6.5% Subordinated Notes Due 2019 assumed by Heartland on February 5, 2016; and (b) no shares of Heartland Series A Preferred Stock were issued and outstanding; (c) no shares of Heartland Series B Preferred Stock were issued and outstanding; (d) no shares of Heartland Series C Preferred Stock were issued and outstanding, and (e) 745 shares of Heartland Series D Preferred Stock were issued and outstanding.

3.5Exchange Act Reports.

(a)Prior to the execution of this Agreement, Heartland has made available to FBLB complete and accurate copies of (i) Heartland’s Annual Reports on Form 10‑K for the years ended December 31, 2014, 2015 and 2016, as amended (the “Heartland 10‑K Reports”), as filed under the Exchange Act with the Securities and Exchange Commission (the “SEC”), (ii) all Heartland proxy statements and annual reports to shareholders used in connection with meetings of Heartland shareholders held since January 1, 2014, and (iii) Heartland’s Quarterly Report on Form 10‑Q for the quarter ended September 30, 2017 (the “Heartland 10‑Q Report”), as filed under the Exchange Act with the SEC. As of their respective dates, such documents, together with all other material reports and statements (and any amendments required to be made with respect thereto) that Heartland was required to file with the SEC pursuant to the

Exchange Act after January 1, 2017, (x) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (y) each of the foregoing complied as to form in all material respects with the applicable Laws and rules and regulations of the SEC. Since January 1, 2014, Heartland has filed all reports that it was required to file with the SEC pursuant to the Exchange Act.

(b)Heartland’s financial statements (including any footnotes thereto) contained in the Heartland 10‑K Reports and the Heartland 10‑Q Report were prepared in accordance with GAAP (except that the financial statements set forth in the Heartland 10‑Q Report may not contain all notes required by GAAP and are subject to year-end adjustments, none of which is material) and fairly present, in all material respects, the consolidated financial position of Heartland and its Subsidiaries as of the dates thereof and the consolidated results of operations, changes in shareholders’ equity and cash flows for the periods then ended.

3.6No Material Adverse Changes. Since September 30, 2017, and except as otherwise disclosed in reports filed with the SEC prior to the date hereof, there has been no material adverse change in, and no event, occurrence or development in the business of Heartland or its Subsidiaries that, taken individually or as a whole, has had or would reasonably be expected to have a Material Adverse Effect on Heartland or its Subsidiaries or on the consummation of the transactions contemplated hereby. As of the date hereof, except with respect to the transactions contemplated hereby, and except as otherwise disclosed in reports filed with the SEC prior to the date hereof, since September 30, 2017, Heartland and each of its Subsidiaries has conducted its respective business only in the Ordinary Course of Business.

3.7Reports and Filings; Compliance with Laws.

(a)Since January 1, 2014, each of Heartland and its Subsidiaries has filed each report or other filing it was required to file with any federal or state banking or bank holding company or other Governmental Entity having jurisdiction over it (together with all exhibits thereto, the “Heartland Regulatory Reports”), except for such reports and filings which the failure to so file would not have a Material Adverse Effect on Heartland or on the consummation of the transactions contemplated hereby. As of their respective dates or as subsequently amended prior to the date hereof, each Heartland Regulatory Report was true and correct in all material respects and complied in all material respects with applicable Laws.

(b)Heartland and its Subsidiaries are, and at all times since January 1, 2014 have been, in compliance in all material respects with all Laws, Governmental Orders or Governmental Authorizations.

(c)Since January 1, 2014, each of Heartland and its Subsidiaries has held all Governmental Authorizations required for the conduct of its business, except where the failure to hold any such Governmental Authorization would not have a Material Adverse Effect on Heartland.

(d)Heartland is not a party to or is subject to any Governmental Order, written agreement or memorandum of understanding with, or a commitment letter or similar submission to, or extraordinary supervisory letter from any Bank Regulator, nor has Heartland adopted any policies, procedures or board resolutions at the request or suggestion of, any Bank Regulator that would reasonably be expected to impair the ability of Heartland to obtain the Bank Regulatory Approvals or to operate the Surviving Corporation in the Ordinary Course of Business after the Closing Date.

(e)No Governmental Entity has initiated since January 1, 2015 or currently has pending any proceeding or enforcement action against Heartland or any of its Subsidiaries.

3.8Community Reinvestment Act. Each Subsidiary of Heartland that is a bank had a rating of “satisfactory” or better as of its most recent CRA examination, and neither Heartland nor any such Subsidiary has been advised of, or has reason to believe that any facts or circumstances exist that would reasonably be expected to cause any such Subsidiary to be deemed not to be in satisfactory compliance in any respect with the CRA or to be assigned a rating for CRA purposes by any Governmental Entity charged with the supervision or regulation of banks or bank holding companies or engaged in the insurance of bank deposits of lower than “satisfactory.”

3.9Regulatory Approvals. As of the date hereof, Heartland is not aware of any fact or circumstance relating to it or any of its Subsidiaries that would materially impede or delay receipt of any Bank Regulatory Approvals or that would likely result in the Bank Regulatory Approvals not being obtained. Neither Heartland nor any of its Subsidiaries is subject to any Governmental Order, written agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is a recipient of any extraordinary supervisory agreement letter from, or has adopted any policies, procedures or board resolutions at the request or suggestion of, any Governmental Entity that would reasonably be expected to, impair the ability of Heartland to obtain the Bank Regulatory Approvals in a timely fashion or to operate FB&T in the Ordinary Course of Business after the Merger. Heartland has not received any indication from any Governmental Entity that such Governmental Entity would oppose or refuse to grant or issue its consent or approval, if required, with respect to the transactions contemplated hereby, and has no reason to believe that, if requested, any Governmental Entity required to approve the transactions contemplated hereby would oppose or fail to grant its consent or approval to such transactions.

3.10Certain Tax Matters. Neither Heartland nor any of its Subsidiaries has taken or agreed to take any action and, to the Knowledge of Heartland, there are no circumstances, that would prevent the acquisition contemplated by this Agreement from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

3.11Litigation. There is no Litigation pending against, or, to the Knowledge of Heartland, threatened against Heartland or its Subsidiaries, before or by any Governmental Entity, that in any manner challenges or seeks to prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement. To the Knowledge of Heartland, there are no facts that would reasonably be expected to give rise to Litigation against Heartland or any of its Subsidiaries that would have or would reasonably be expected to have a Material Adverse Effect on Heartland or its Subsidiaries, taken as a whole.

3.12Financial Ability. Heartland has or will have as of the Closing Date sufficient capital and readily available funds to enable it to consummate the transactions contemplated by this Agreement and to deliver the Actual Cash Consideration as provided for in this Agreement. Heartland’s ability to carry out its obligations under this Agreement is not contingent on additional financing.

3.13Internal Controls. Heartland and each of its Subsidiaries maintains a system of internal control over financial reporting sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including reasonable assurance (a) that transactions are executed in accordance with management’s general or specific authorizations and recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability and (b) regarding prevention or timely detection of any unauthorized acquisition, use or disposition of assets that would have a material effect on the financial statements of Heartland or such Subsidiary.

3.14NASDAQ. Heartland is in compliance in all material respects with the applicable listing rules and corporate governance rules and regulations of NASDAQ.

3.15Financial Advisor. Except for fees and other compensation payable to Panoramic Capital Advisors, Inc., there are no claims for brokerage commissions, finders’ fees, financial advisory fees or similar compensation in connection with the transactions contemplated by this Agreement based on any Contract made by or on behalf of Heartland or any of its Subsidiaries.

3.16No Other Representations or Warranties. Except for the representations and warranties made by Heartland in this Article 3, neither Heartland nor any other Person makes any express or implied representation or warranty with respect to Heartland, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Heartland hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Heartland nor any other Person makes or has made any representation or warranty to FBLB or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Heartland, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Heartland in this Article 3, any oral or written information presented to FBLB or any of its Affiliates or Representatives in the course of their due diligence investigation of Heartland, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF FBLB

FBLB hereby represents and warrants to Heartland that, except as described in the Disclosure Schedules:
4.1Organization and Qualification.

(a)FBLB is a corporation duly organized, validly existing and in good standing under the Laws of the State of Texas, and has the requisite corporate power to carry on its business as now conducted. FBLB is a bank holding company registered under Bank Holding Company Act. Except as set forth on Schedule 4.1(a), FBLB is, and as of the Closing Date will be, the lawful record and beneficial owner of all of the issued and outstanding stock of FB&T, free and clear of any Encumbrance. The copies of the Charter and Bylaws of FBLB, which have been provided to Heartland prior to the date of this Agreement, are correct and complete and reflect all amendments made thereto. FBLB is not in violation of any provisions of its Charter and Bylaws.

(b)FB&T is a Texas state banking association authorized to conduct business as a bank in Texas duly organized, validly existing and in good standing under the Laws of the State of Texas. FB&T has the requisite corporate power and authority (including all Governmental Authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and to carry on the business and activities now conducted by it. FB&T is an insured bank as defined in the Federal Deposit Insurance Act. FB&T owns 100% of the issued and outstanding equity securities of the FB&T Subsidiaries, each of which is a duly authorized operating subsidiary under the TFC. FB&T has no other Subsidiaries. The nature of the business of FB&T does not require it to be, and it is not, qualified to do business in any jurisdiction other than the State of Texas. The copies of the Charter and Bylaws of FB&T, which have been provided to Heartland prior to the date of this Agreement, are correct and complete and reflect all amendments made thereto. FB&T is not in violation of any provisions of its Charter and Bylaws.

(c)PrimeWest Mortgage Corporation (“PrimeWest”) is a corporation duly organized, validly existing and in good standing under the Laws of the State of Texas. PrimeWest has the requisite corporate power and authority (including all Governmental Authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and to carry on the business activities now conducted by it. The nature of the business of PrimeWest does not require it to be and it is not qualified to do business in any jurisdiction other than the State of Texas. The copies of the Charter and Bylaws of PrimeWest which have been provided to Heartland prior to the date of this Agreement are correct and complete and reflect all amendments made thereto. PrimeWest is not in violation of any provisions of its Charter or Bylaws.

(d)Outsource Lease, Inc. (“OLI”) is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas. OLI has the requisite power and authority (including all Governmental Authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and to carry on the business activities now conducted by it. The nature of the business of OLI does not require it to be and it is not qualified to do business in any jurisdiction other than the State of Texas. The copies of the Charter and Bylaws of OLI which have been provided to Heartland prior to the date of this Agreement are correct and complete and reflect all amendments made thereto. OLI is not in violation of any provisions of its Charter or Bylaws.

(e)FBT Servicing, Inc. (“FSI”) is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas. FSI has the requisite corporate power and authority (including all Governmental Authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and to carry on the business activities now conducted by it. The nature of the business of FSI does not require it to be and it is not qualified to do business in any jurisdiction other than the State of Texas. The copies of the Charter and Bylaws of FSI which have been provided to Heartland prior to the date of this Agreement are correct and complete and reflect all amendments made thereto. FSI is not in violation of any provisions of its Charter or Bylaws.

(f)Foreclosed Property Holdings, Inc. (“FPHI”) is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas. FPHI has the requisite corporate power and authority (including all Governmental Authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and to carry on the business activities now conducted by it. The nature of the business of FPHI does not require it to be and it is not qualified to do business in any jurisdiction other than the State of Texas. The copies of the Charter and Bylaws of FPHI which have been provided to Heartland prior to the date of this Agreement are correct and complete and reflect all amendments made thereto. FPHI is not in violation of any provisions of its Charter or Bylaws.

(g)The Statutory Trusts are duly organized and validly existing under the Delaware Statutory Trust Act and the Laws of the State of Delaware. FBLB is, and as of the Closing Date, will be the lawful record and beneficial owner of all of the Statutory Trust Securities that are common securities. The copies of the Statutory Trust Declarations of Trust which have been provided to Heartland prior to the date of this Agreement are correct and complete and reflect all amendments made thereto as of the date of this Agreement. The Statutory Trusts are not in violation of any provisions of the Statutory Trust Declarations of Trust.

4.2Authority Relative to this Agreement; Non-Contravention.

(a)FBLB has the requisite corporate power and authority to enter into this Agreement and the Ancillary Documents (to which FBLB is a party), and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and such Ancillary Documents by FBLB and the consummation by FBLB of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of FBLB. Other than the approval of the Merger by holders of at least two-thirds of the number of issued and outstanding shares of FBLB Common Stock as of the record date for the FBLB Shareholder Meeting (the “Required FBLB Shareholder Vote”), no other corporate proceedings on the part of FBLB are necessary to authorize this Agreement, or the Ancillary Documents (to which FBLB is a party), or to consummate the Merger or any other transactions contemplated hereby or thereby. No “control share acquisition,” “business combination moratorium,” “fair price” or other form of antitakeover statute or regulation under the TBOC or any applicable provisions of the takeover Laws of Texas or any other state (and any comparable provisions of the FBLB Charter or Bylaws), apply or will apply to this Agreement or the Merger.

(b)This Agreement and the Ancillary Documents (to which FBLB is a party) have been duly executed and delivered by FBLB and constitute a valid and binding obligation of FBLB, enforceable in accordance with its terms, subject to the Remedies Exception. Except as set forth on Schedule 4.2(b), none of the FBLB Entities is subject to, or obligated under, any provision of (i) its Charter, Bylaws or other governing documents, (ii) any Contract, (iii) any license, franchise or permit or (iv) subject to obtaining the approvals referred to in Section 4.2(c), any Law, order, judgment or decree, which would be breached or violated, or in respect of which a right of termination or acceleration or any encumbrance on any of its assets would be created, by the execution, delivery or performance of this Agreement and the Ancillary Documents (to which FBLB is a party), or the consummation of the transactions contemplated hereby and thereby.

(c)Other than the Bank Regulatory Approvals and the filing of the Texas Certificate of Merger and the Delaware Certificate of Merger, no Governmental Authorization is necessary on the part of any of the FBLB Entities for the consummation by FBLB of the transactions contemplated by this Agreement and the Ancillary Documents (to which FBLB is a party).

4.3Capitalization.

(a)The authorized capital stock of FBLB consists of 2,500,000 shares of FBLB Common Stock and 1,000,000 shares of Preferred Stock, $1.00 par value per share (“FBLB Preferred Stock”). Of the authorized shares of FBLB Common Stock, 1,083,275 shares are issued and outstanding (excluding 28,667 shares of FBLB Common Stock held as treasury shares), and of the authorized shares of FBLB Preferred Stock, no shares of FBLB Preferred Stock are issued and outstanding. The authorized capital stock of FB&T consists of 15,000 shares of Common Stock, $10.00 par value per share (“FB&T Common Stock”). Of the authorized shares of FB&T Common Stock, 15,000 shares of FB&T Common Stock are issued and outstanding. The authorized capital stock of PrimeWest consists of 5,000 shares of Common Stock, par value $100.00 per share (“PrimeWest Common Stock”), and 682 shares of PrimeWest Common Stock are issued and outstanding (with no shares of PrimeWest Common Stock held in treasury). The authorized capital stock of OLI consists of 100,000 shares of Common Stock, par value $10.00 per share (“OLI Common Stock”), and 100 shares of OLI Common Stock are issued and outstanding (with no shares of OLI Common Stock held in treasury). The authorized capital stock of FSI consists of 1,000,000 shares of Common Stock, par value $1.00 per share (“FSI Common Stock”), and 20,000 shares of FSI Common Stock are issued and outstanding (with no shares of FSI Common Stock held in treasury). The authorized capital stock of FPHI consists of 1,000 shares of Common Stock, par value $1.00 per share (“FPHI Common Stock”), and 1,000 shares of FPHI Common Stock are issued and outstanding (with no shares of FPHI Common Stock held in treasury). The issued and outstanding shares of FBLB Common Stock, FB&T Common Stock, PrimeWest Common Stock, OLI Common Stock, the FSI Common Stock and the FPHI Common Stock are duly authorized, validly issued, fully paid and nonassessable and have not been issued in violation of any preemptive rights.

(b)Except for the SARs, there are no options, warrants, conversion privileges or other rights or Contracts obligating any of the FBLB Entities to issue, sell, purchase or redeem any shares of its capital stock or securities or obligations of any kind convertible into or exchangeable for any shares of its capital stock, nor are there any stock appreciation, phantom or similar rights outstanding based upon the book value or any other attribute of any of capital stock of any of the FBLB Entities, or the earnings or other attributes of any of the FBLB Entities. Schedule 4.3(b) sets forth, for all outstanding SARs, (a) the name of the holder of any SARs, (b) the number of SARs held by each such holder, (c) the Initial Value (as defined in the SAR Plan) of each of the SARs held by each such holder, and (d) the domicile address of each such holder.

4.4Ownership of FBLB Common Stock. Schedule 4.4 sets forth, for all of the issued and outstanding shares of FBLB Common Stock, (a) the name of the holder of such shares, (b) the number of shares of FBLB Common Stock owned by each such holder, and (c) the domicile address of each such holder. Except for the FBLB Control Share Agreement and the FBLB Shareholder Agreement, there are no shareholder agreements, voting agreements, proxies, voting trusts or other understanding agreements or commitments with or among one or more of such holders with respect to the voting, disposition or other incidents of ownership of any shares of FBLB Common Stock, including any agreement that provides for preemptive rights or imposes any limitation or restriction on FBLB Common Stock, including any restriction on the right of a holder of shares of FBLB Common Stock to vote, sell or otherwise dispose of any FBLB Common Stock.

4.5Financial Statements.

(a)Prior to the execution of this Agreement, FBLB has made available to Heartland copies of its audited consolidated balance sheets as of December 31, 2014, 2015, and 2016 and the related statements of operations, changes in shareholders’ equity and cash flows for the years then ended (collectively, together with any notes thereto, the “FBLB Annual Financial Statements”). FBLB has made available to Heartland copies of its unaudited consolidated balance sheets as of September 30, 2016 and 2017, and the related statements of operations for the nine-month periods then ended. The consolidated balance sheet of FBLB as of September 30, 2017 is herein referred to as the “Latest FBLB Balance Sheet,” and the related statement of income for the nine-month period then ended are herein referred to as the “Related FBLB Statement.” The Annual FBLB Financial Statements, the Latest FBLB Balance Sheet and the Related FBLB Statement are collectively referred to as the “FBLB Financial Statements.” The FBLB Financial Statements are based upon the books and records of FBLB, and have been prepared in accordance with GAAP (except that the Latest FBLB Balance Sheet and the Related FBLB Statement may not contain all notes required by GAAP and are subject to year-end adjustments, none of which is material). The FBLB Financial Statements fairly present the consolidated financial position of FBLB as of the dates thereof and the consolidated results of operations, changes in shareholders’ equity and cash flows for the periods then ended, as applicable.

(b)Prior to the execution of this Agreement, FBLB has made available to Heartland copies of the unaudited balance sheets of FB&T as of December 31, 2014, 2015 and 2016 and the related statements of operations for the years then ended (collectively, the “FB&T Annual Financial Statements”). FBLB has made available to Heartland copies of the balance sheet of FB&T as of September 30, 2017 and the related statement of operations for the nine-month period then ended. The balance sheet of FB&T as of September 30, 2017 is herein referred to as the “Latest FB&T Balance Sheet,” and the related statements of operations for the nine-month period then ended are herein referred to as the “Related FB&T Statements.” The FB&T Annual Financial Statements, the Latest FB&T Balance Sheet and the Related FB&T Statements are collectively referred to herein as the “FB&T Financial Statements.” The FB&T Financial Statements have been prepared in accordance with GAAP (except that the Latest FB&T Balance Sheet and the Related FB&T Statements do not contain any notes required by GAAP and are subject to year-end adjustments, none of which is material). The FB&T Financial Statements fairly present the financial position of FB&T as of the dates thereof and the results of operations for the periods then ended.

(c)The Latest FBLB Balance Sheet and the Latest FB&T Balance Sheet are collectively referred to as the “Latest Balance Sheets,” and the Related FBLB Statements and the Related FB&T Statements are collectively referred to as the “Related Financial Statements.”

4.6Absence of Undisclosed Liabilities. None of the FBLB Entities has any Liability and, to the Knowledge of FBLB, there is no basis for any present or future Litigation, charge, complaint or demand against any of the FBLB Entities, giving rise to any Liability, except (a) as reflected or expressly reserved against in the Latest Balance Sheets, (b) a Liability that has arisen after the date of the Latest Balance Sheets in the Ordinary Course of Business (none of which is a material uninsured Liability for breach of Contract, breach of warranty, tort, infringement, Litigation or violation of Governmental Order, Governmental Authorization or Law), or (c) obligations under any Contract listed on a Disclosure Schedule to this Agreement or under a Contract not required to be listed on such a Disclosure Schedule.

4.7Loans; Substandard Loans; OREO; Commitments to Extend Credit.

(a)The documentation relating to each loan made by any FBLB Entity and relating to all security interests, mortgages and other liens with respect to all collateral for each such loan are adequate for the enforcement of the material terms of each such loan and of the related security interests, mortgages and other liens. The terms of each such loan and of the related security interests, mortgages and other liens comply in all material respects with all applicable Laws (including Laws relating to the extension of credit).

(b)Except as set forth in Schedule 4.7(b), there are no loans, leases, other extensions of credit or commitments to extend credit of any FBLB Entity that has been or, to the Knowledge of FBLB, should have been classified as non-accrual, as restructured, as 90 days past due, as still accruing and doubtful of collection or any comparable classification. FBLB has disclosed all of the “substandard,” “doubtful,” “loss,” “special mention,” “nonperforming” or “problem” loans of each of the FBLB Entities on the “watch list” of each such FBLB Entity, a copy of which is attached as Schedule 4.7(b). No borrower with respect to a loan of any FBLB Entity in excess of $25,000 has: (i) filed, or consented by answer or otherwise to the filing against it of, a petition for relief, reorganization or arrangement, or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy or insolvency Law; (ii) made an assignment for the benefit of its creditors; (iii) consented to the appointment of a custodian, receiver, trustee, liquidator or other Person with similar power over such borrower or any substantial part of such borrower’s property; (iv) been adjudicated insolvent; or (v) taken any action for the purpose of authorizing any of the foregoing.

(c)Except as set forth in Schedule 4.7(c), none of the FBLB Entities has any outstanding loans or assets classified as “Other Real Estate Owned” (“OREO”). Schedule 4.7(c) contains a description of each property classified by any FBLB Entity as OREO. Prior to the execution of this Agreement, FBLB has delivered the latest appraisal of each property classified as OREO obtained by any FBLB Entity. The value of any property classified by any FBLB Entity as OREO and reflected on the Latest Balance Sheet was determined on a “fair value less cost to sell” basis. None of the FBLB Entities has entered into any Contract obligating it pay for expenses with respect to improvements on, or the development of, any OREO.

(d)Except as set forth in Schedule 4.7(d), none of the FBLB Entities has at any time since January 1, 2014 purchased or sold any loans, advances or any participations therein. Except as set forth in Schedule 4.7(d), none of the FBLB Entities has at any time since January 1, 2014 sold any of its assets with recourse of any kind to such FBLB Entity, nor entered into any Contract providing for the sale or servicing of any loan or other asset that constitutes a “recourse arrangement” under any applicable regulation or policy promulgated by a Governmental Entity. None of the FBLB Entities has received any request to repurchase any loan, advance or participation therein or other asset sold to a third party, and none of the FBLB Entities has been advised by any third-party purchaser of any loan, advance or participation therein or any other asset that such purchaser intends to request that such FBLB Entity repurchase such loan, advance or participation therein or other asset.

(e)Except as set forth in Schedule 4.7(e), no FBLB Entity has extended loans with a principal amount in excess of $500,000, and there are no Contracts binding upon any FBLB Entity to do so. Schedule 4.7(e) lists, as of September 30, 2017, the 10 largest borrowers of all FBLB Entities (based on the principal amount of total combined loans made to any customers of FBLB Entities).

4.8Allowance for Loan and Lease Losses. The allowance for loan and lease losses (“ALLL”) is, and will be as of the Effective Time, in compliance with existing methodology of the FBLB Entities for determining the adequacy of the ALLL, as well as the standards established by applicable Governmental Entities and the Financial Accounting Standards Board, and is and will be adequate under all standards. None of the FBLB Entities has been notified by any Governmental Entity or independent auditor of such FBLB Entity, in writing or otherwise, that: (a) such allowances are inadequate; (b) the practices and policies of the FBLB Entities in establishing such allowances and in accounting for non-performing and classified assets generally fail to comply with applicable accounting or regulatory requirements; or (c) such allowances are inadequate or inconsistent with the historical loss experience of the FBLB Entities.

4.9Deposits. All of the deposits held by FB&T (including the records and documentation pertaining to such deposits) have been established and are held in compliance in all material respects with all: (a) applicable policies, practices and procedures of FB&T; and (b) applicable Law, including anti-money laundering, anti-terrorism or embargoed Persons requirements. Except as set forth in Schedule 4.9, no deposit of FB&T is a Brokered Deposit (as defined in 12 C.F.R. §337.6(a)(2)) or is subject to any encumbrance, legal restraint or other legal process (other than garnishments, pledges, set-off rights, escrow limitations and similar actions taken in the Ordinary Course of Business). All of the deposit accounts of FB&T are insured up to the applicable limits (or fully insured if there is no limit) through the Deposit Insurance Fund as administered by the FDIC to the fullest extent permitted by applicable Law, and all premiums and assessments required to be paid for such insurance have been paid when due. No legal action or proceeding for the termination or revocation of such insurance is pending, or, to the Knowledge of FBLB, has any such termination or revocation been threatened.

4.10Reports and Filings. Since January 1, 2014, each of the FBLB Entities has filed each report or other filing that it was required to file with any federal or state banking, bank holding company or other applicable Governmental Entity having jurisdiction over it, including the FRB, the FDIC and the TDB (together with all exhibits thereto, the “FBLB Regulatory Reports”), except for such reports and filings which the failure to so file would not have a Material Adverse Effect on any of the FBLB Entities or on the consummation of the transactions contemplated hereby. FBLB has provided or made available to Heartland copies of all of FBLB Regulatory Reports that it may provide consistent with applicable Law. As of their respective dates or as subsequently amended prior to the date hereof, each of FBLB Regulatory Reports was true and correct in all material respects and complied in all material respects with applicable Laws.

4.11Subsidiaries; Interests in LLCs; Off Balance Sheet Arrangements.

(a)FBLB owns all of the issued and outstanding shares of FB&T Common Stock, and FB&T owns all of the issued and outstanding shares of PrimeWest Common Stock, OLI Common Stock, FSI Common Stock and FBHI Common Stock. Except for the shares of FB&T Common Stock owned by FBLB and the shares of the PrimeWest Common Stock, the OLI Common Stock, FSI Common Stock and FBHI Common Stock owned by FB&T, none of the FBLB Entities owns any stock, limited liability company membership units, partnership interests or any other equity security issued by any other Person, except securities owned by any of the FBLB Entities in its investment portfolio in the Ordinary Course of Business and the common securities of the Statutory Trusts.

(b)None of the FBLB Entities is a party to or member or partner of, or has any commitment to become a party to or member or partner of, any joint venture, off balance sheet limited liability company, off balance sheet partnership or any similar off balance sheet entity, including any structured finance, special purpose or limited purpose entity or Person, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S‑K under the Securities Act), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or of any material Liabilities of, any of the FBLB Entities.

4.12Books and Records.

(a)The books of account of each of the FBLB Entities are complete and correct in all material respects and have been maintained in accordance with sound business practices. Each transaction is properly and accurately recorded on the books and records of each of the FBLB Entities, and each document upon which entries in books and records of each of the FBLB Entities are based is complete and accurate in all material respects.

(b)Each of the FBLB Entities maintains a system of internal control over financial reporting sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including reasonable assurance (A) that transactions are executed in accordance with management’s general or specific authorizations and recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, and (B) regarding prevention or timely detection of any unauthorized acquisition, use or disposition of assets that would have a material effect on the financial statements of FBLB or FB&T.

(c)Since January 1, 2014, (A) none of the FBLB Entities nor, to the Knowledge of FBLB, any director, officer, manager, employee, auditor, accountant or representative of any of the FBLB Entities, has received notice (written or oral) or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the FBLB Entities or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that either FBLB or FB&T has engaged in improper accounting or auditing practices, and (B) no attorney representing any of the FBLB Entities, whether or not employed by such FBLB Entity, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by any of the FBLB Entities or its respective officers, directors, members, employees or agents to the Board of Directors of any of the FBLB Entities or other any committee thereof or, to the Knowledge of FBLB, to any officer or director of any of the FBLB Entities.

(d)The minute books and stock or equity records of each of the FBLB Entities, all of which have been made available to Heartland, except to the extent restricted by applicable Law, are correct in all material respects. The minute books of each of the FBLB Entities contain accurate records of all meetings held and actions taken by the holders of stock or other equity interests, the Boards of Directors and committees of the Boards of Directors of each of the FBLB Entities since January 2001 (except to the extent minutes have not yet been approved or finalized by such Boards of Directors or committees), and no meeting of any such holders, Boards of Directors or committees has been held for which minutes are not contained in such minute books (except to the extent such minutes have not been approved or finalized by such Boards of Directors or other or committees). At the Closing, all such books and records will be in the possession of FBLB.

4.13No Material Adverse Changes. Since the date of the Latest Balance Sheets, there has been no material adverse change in, and no event, occurrence or development in the business of any of the FBLB Entities that, taken individually or as a whole and together with any other events, occurrences and developments with respect to such business, has had, or would reasonably be expected to have, a Material Adverse Effect on the FBLB Entities or materially adversely affect the consummation of the transactions contemplated hereby. Except with respect to the transactions contemplated hereby, since the date of the Latest Balance Sheets, each of the FBLB Entities has conducted its business only in the Ordinary Course of Business.

4.14Absence of Certain Developments. Except as contemplated by this Agreement or as set forth in the Latest Balance Sheets, the Related Statements or on Schedule 4.14, since September 30, 2017, none of the FBLB Entities has:

(a)issued or sold any of its equity securities, membership units, securities convertible into or exchangeable for its equity securities, warrants, options or other rights to acquire its equity securities or membership units, or any bonds or other securities, except deposit and other bank obligations and investment securities in the Ordinary Course of Business;

(b)redeemed, purchased, acquired or offered to acquire, directly or indirectly, any shares of its capital stock, membership units or other securities;

(c)split, combined or reclassified any of its outstanding shares of capital stock or declared, set aside or paid any dividends or other distribution payable in cash, property or otherwise with respect to any shares of capital stock or other securities of any FBLB Entity;

(d)incurred any Liability, whether due or to become due, other than in the Ordinary Course of Business and, in the case of FB&T, consistent with safe and sound banking practices;

(e)discharged or satisfied any Encumbrance or paid any Liability other than in the Ordinary Course of Business and, in the case of FB&T, consistent safe and sound banking practices;

(f)mortgaged or subjected to Encumbrance any of its property, business or assets, tangible or intangible except (i) for Permitted Encumbrances, and (ii) for pledges of assets to secure public funds deposits;

(g)sold, transferred or otherwise disposed of any of its assets or canceled any material Indebtedness or claims or waived any rights of material value, other than those assets sold, transferred or otherwise disposed of for fair value in the Ordinary Course of Business;

(h)suffered any theft, damage, destruction or loss of or to any property or properties owned or used by it, whether or not covered by insurance, which would, individually or in the aggregate, have a Material Adverse Effect on the FBLB Entities;

(i)made or granted any bonus or any wage, salary or compensation increase or severance or termination payment to, or promoted, any director, officer, employee, group of employees or consultant, entered into any employment contract or hired any employee, in each case, other than in the Ordinary Course of Business;

(j)made or granted any increase in the benefits payable under any employee benefit plan or arrangement, amended or terminated any existing employee benefit plan or arrangement or adopted any new employee benefit plan or arrangement, except as required by Law;

(k)made any single or group of related capital expenditures or commitments therefor in excess of $50,000 or entered into any lease or group of related leases with the same party which involves aggregate lease payments payable of more than $50,000 for any individual lease or involves more than $100,000 for any group of related leases in the aggregate;

(l)acquired (by merger, exchange, consolidation, acquisition of stock or assets or otherwise) any corporation, limited liability company, partnership, joint venture or other business organization or division or material assets thereof, or assets or deposits that are material to any of the FBLB Entities;

(m)taken any other action or entered into any other transaction other than in the Ordinary Course of Business;

(n)made any change in its accounting methods or practices, other than changes required by Law made in accordance with GAAP or regulatory accounting principles generally applicable to depository institutions such as FB&T or PrimeWest; or

(o)made, modified or revoked any material election with respect to Taxes or consented to any waiver or extension of time to assess or collect any material Taxes;

(p)reversed any amount of its previously established ALLL;

(q)sold any equity securities in its investment portfolio; or

(r)agreed to do any of the foregoing.

4.15Properties.

(a)The real properties owned by, or demised by leases to, any FBLB Entity are listed on Schedule 4.15(a), and constitute all of the real property owned, leased (whether or not occupied and including any leases assigned or leased premises sublet for which any FBLB Entity remains liable), owned, used or occupied by any FBLB Entity. The only real property demised by a lease to any FBLB Entity is listed on Schedule 4.15(a), and constitutes all of the real property leased (whether or not occupied and including any leases assigned or leased premises sublet for which any FBLB Entity remains liable), used or occupied by any FBLB Entity.

(b)Each FBLB Entity owns good and marketable title to each parcel of real property identified on Schedule 4.15(a) as being owned by it (the “Owned Real Property”), fee and clear of any Encumbrance except for Permitted Encumbrances.

(c)The leases of real property listed on Schedule 4.15(c) as being leased by any FBLB Entity (the “Leased Real Property” and, together with the Owned Real Property, the “Real Property,” and the Real Property occupied by any FBLB Entity in the conduct of its business is hereinafter referred to as the “Operating Real Property”) are in full force and effect, and such FBLB Entity holds a valid and existing leasehold interest under each of the leases for the term listed on Schedule 4.15(c). The leases for the Leased Real Property are in full force and effect, and one of the FBLB Entities holds a valid and existing leasehold interest under the lease for the term listed on Schedule 4.15(c). The Leased Real Property is subject to no Encumbrance or interests that would entitle the owner thereof to interfere with or disturb use or enjoyment of the Leased Real Property or the exercise by the applicable FBLB Entity of its rights under such lease so long as such FBLB Entity is not in default under such lease.

(d)Each parcel of Operating Real Property has access sufficient for the conduct of the business as conducted by the applicable FBLB Entity on such parcel of Operating Real Property to public roads and to all utilities, including electricity, sanitary and storm sewer, potable water, natural gas, telephone, fiber optic, cable television, and other utilities used in the operation of the business at that location. The zoning for each parcel of Operating Real Property permits the existing improvements and the continuation of the business being conducted thereon as a conforming use. None of the FBLB Entities is in violation of any applicable zoning ordinance or other Law relating to the Owned Real Property or, to the Knowledge of FBLB, the Leased Real Property. None of the FBLB Entities has received any written notice of any such violation or the existence of any condemnation or other proceeding with respect to any of the Operating Real Property. The buildings and other improvements are located within the boundary lines of each parcel of Operating Real Property, and do not encroach over applicable setback lines. There are no improvements contemplated to be made by any Governmental Entity, the costs of which are to be assessed as assessments, special assessments, special Taxes or charges against any of the Owned Real Property or, to the Knowledge of FBLB, any of the Leased Real Property.

(e)Each of the FBLB Entities has good and marketable title to, or a valid leasehold interest in, the buildings, machinery, equipment and other tangible assets and properties used by it, located on its premises or shown in the Latest FBLB Balance Sheet, free and clear of all Encumbrances except for Permitted Encumbrances and properties and assets disposed of in the Ordinary Course of Business since the date of the Latest FBLB Balance Sheet.

(f)All of the buildings, fixtures, furniture and equipment necessary for the conduct of the businesses of the FBLB Entities are in adequate condition and repair, ordinary wear and tear excepted, and are usable in the Ordinary Course of Business. Each of the FBLB Entities owns, or leases under valid leases, all buildings, fixtures, furniture, personal property, land improvements and equipment necessary for the conduct of its business as it is presently being conducted.

(g)Schedule 4.15(g) lists all lease agreements pursuant to which any FBLB Entity leases Real Property to any Person other than an FBLB Entity (“FBLB Leases”). Each FBLB Lease is in full force and effect.

(h)Each of the FBLB Entities has a title policy conforming to an ALTA Form 2006 Owners’ Policy of Insurance issued by a reputable title insurer insuring marketable fee title with respect to each parcel of Owned Property in such FBLB Entity, as the case may be. The copies of such title insurance policies that have been provided to Heartland prior to the date of this Agreement are correct and complete in all material respects and reflect all amendments thereto.

4.16Intellectual Property.

(a)Each of the FBLB Entities owns or possesses valid and binding licenses and other rights to use all Intellectual Property that is listed and described in Schedule 4.16 (other than commercially available “shrink wrap” or “click wrap” licenses), and none of the FBLB Entities has received any written notice of conflict or allegation of invalidity with respect thereto that asserts the right of others. Each of the FBLB Entities owns or has a valid right to use the Intellectual Property, free and clear of all liens (except any restrictions set forth in Contracts relating to any licensed Intellectual Property), and has performed all the obligations required to be performed by it and is not in default under any Contract relating to any of the foregoing. To the Knowledge of FBLB, such Intellectual Property is valid and enforceable.

(b)(i) Each of the FBLB Entities owns or is validly licensed to use (in each case, free and clear of any liens, except any restrictions set forth in Contracts relating to any licensed Intellectual Property) all Intellectual Property used in or necessary for the conduct of its business as currently conducted; (ii) to the Knowledge of FBLB, the use of any Intellectual Property by the FBLB Entities and the conduct of their respective businesses as currently conducted does not infringe on or otherwise violate the legal rights of any Person; (iii) to the Knowledge of FBLB, no Person is challenging, infringing on or otherwise violating any right of any of the FBLB Entities with respect to any Intellectual Property owned by and/or licensed by such FBLB Entity; and (iv) none of the FBLB Entities has received any written notice of any pending Litigation against an FBLB Entity with respect to any Intellectual Property used by such FBLB Entity, and, to the Knowledge of FBLB, no facts or events exist that would give rise to any Litigation against any of the FBLB Entities with respect to Intellectual Property.

4.17Environmental Matters.

(a)As used in this Section 4.17, the following terms have the following meanings:

(i)“Environmental Costs” means any and all costs and expenditures, including any fees and expenses of attorneys and of environmental consultants or engineers incurred in connection with investigating, defending, remediating or otherwise responding to any Release of Hazardous Materials, any violation or alleged violation of Environmental Law, any fees, fines, penalties or charges associated with any governmental authorization, or any actions necessary to comply with any Environmental Law.

(ii)“Environmental Law” means any Law, governmental authorization or governmental order relating to pollution, contamination, Hazardous Materials or protection of the environment.

(iii)“Hazardous Materials” means any dangerous, toxic or hazardous pollutant, contaminant, chemical, waste, material or substance as defined in or governed by any Law relating to such substance or otherwise relating to the environment or human health or safety, including any waste, material, substance, pollutant or contaminant that would reasonably be expected to cause any injury to human health or safety or to the environment or would reasonably be expected to subject the owner or operator of the Leased Operating Real Property to any Environmental Costs or Liability under any Environmental Law.

(iv)“List” means the United States Environmental Protection Agency’s National Priorities List of Hazardous Waste Sites or any other list, schedule, log, inventory or record, however defined, maintained by any Governmental Entity with respect to sites from which there has been a Release of Hazardous Materials.

(v)“Regulatory Action” means any litigation with respect to either any of the FBLB Entities brought or instigated by any Governmental Entity in connection with any Environmental Costs, Release of Hazardous Materials or any Environmental Law.

(vi)“Release” means the spilling, leaking, disposing, discharging, emitting, depositing, ejecting, leaching, escaping or any other release or threatened release, however defined, whether intentional or unintentional, of any Hazardous Material.

(vii)“Third-Party Environmental Claim” means any litigation (other than a Regulatory Action) based on negligence, trespass, strict liability, nuisance, toxic tort or any other cause of action or theory relating to any Environmental Costs, Release of Hazardous Materials or any violation of Environmental Law.

(b)No Third-Party Environmental Claim or Regulatory Action is pending or, to the Knowledge of FBLB, threatened against any FBLB Entity.

(c)None of the Owned Real Property, the Leased Real Property or any OREO held by any FBLB Entity is listed on a List.

(d)All transfer, transportation or disposal of Hazardous Materials by any of the FBLB Entities to properties not owned, leased or operated by such FBLB Entity has been in compliance with applicable Environmental Law; and none of the FBLB Entities transported or arranged for the transportation of any Hazardous Materials to any location that is (i) listed on a List, (ii) listed for possible inclusion on any List or (iii) the subject of any Regulatory Action or Third-Party Environmental Claim.

(e)To the Knowledge of FBLB, no Owned Real Property, OREO or Leased Real Property held by any FBLB Entity has ever been used as a landfill, dump or other disposal, storage, transfer, handling or treatment area for Hazardous Materials, or as a gasoline service station or a facility for selling, dispensing, storing, transferring, disposing or handling petroleum and/or petroleum products.

(f)There has not been any Release of any Hazardous Material by any FBLB Entity, or any Person under its control, or, to the Knowledge of FBLB, by any other Person, on, under, about, from or in connection with the Owned Real Property and any OREO held by any FBLB Entity, including the presence of any Hazardous Materials that have come to be located on or under the Owned Real Property or OREO from another location. To the Knowledge of FBLB, there has not been any Release of any Hazardous Material by any FBLB Entity, or any Person under its control, or, to the Knowledge of FBLB, by any other Person, on, under, about, from or in connection with the Leased Real Property, including the presence of any Hazardous Materials that have come to be located on or under the Leased Real Property from another location.

(g)The Operating Real Property and any OREO held by any of the FBLB Entities has been used and operated in compliance with all applicable Environmental Laws.

(h)Each of the FBLB Entities has obtained all Governmental Authorizations relating to Environmental Laws necessary for the operations of such FBLB Entity, and all such Governmental Authorizations relating to the Environmental Laws are listed on Schedule 4.17(h). Each of the FBLB Entities has filed all material reports and notifications required to be filed under and pursuant to all applicable Environmental Laws.

(i)No Encumbrance has been attached or filed against any of the FBLB Entities in favor of any Person for (i) any Liability under or violation of any applicable Environmental Law, (ii) any Release of Hazardous Materials or (iii) any imposition of Environmental Costs.

(j)No Hazardous Materials have been generated, treated, contained, handled, located, used, manufactured, processed, buried, incinerated, deposited or stored on, under or about any part of the Operating Real Property or any OREO held by any of the FBLB Entities, or, to the Knowledge of FBLB, any other Person. The Real Property and any OREO of any of the FBLB Entities contain no asbestos, urea, formaldehyde, radon at levels above natural background, PCBs or pesticides. No aboveground or underground storage tanks are located on or under the Owned Real Property or any OREO held by any of the FBLB Entities, or have been located on or under the Owned Real Property or any OREO held by any of the FBLB Entities, and then subsequently been removed or filled. To the Knowledge of FBLB, no aboveground or underground storage tanks are located on or under the Leased Real Property, or have been located on or under the Leased Real Property, and then subsequently been removed or filled.

(k)To the Knowledge of FBLB, no expenditure will be required in order for Heartland to comply with any Environmental Law in effect at the time of Closing in connection with the operation or continued operation of the Operating Real Property or any OREO held by any of the FBLB Entities in a manner consistent with the present operation thereof.

4.18Community Reinvestment Act. FB&T had a rating of “satisfactory” or better as of its most recent CRA examination, and FBLB has not been advised of, and has no reason to believe that any facts or circumstances exist that would reasonably be expected to cause FBLB or FB&T to be deemed not to be in satisfactory compliance in any respect with the CRA or to be assigned a rating for CRA purposes by any Governmental Entity charged with the supervision or regulation of banks or bank holding companies or engaged in the insurance of bank deposits (collectively, “Bank Regulators”) of lower than “satisfactory.”

4.19Information Security.

(a)Since January 1, 2014, there has been no unauthorized disclosure of, or access to, any nonpublic personal information of a customer in the possession of any FBLB Entity that would reasonably be expected to result in substantial harm or inconvenience to such customer. FBLB has not received written notice of any facts or circumstances exist that would cause any FBLB Entity to be deemed not to be in satisfactory compliance in any respect with the applicable privacy of customer information requirements contained in any federal and state privacy Laws, including in Title V of the Gramm-Leach-Bliley Act of 1999.

(b)The records, systems, controls, data and information of each FBLB Entity are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the FBLB Entities or their authorized representatives (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the FBLB Entities.

(c)All information technology and computer systems (including software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information, whether or not in electronic format, used in or necessary to the conduct of the businesses of each of the FBLB Entities (collectively, “FBLB IT Systems”) have been maintained by technically competent personnel, in accordance with standards set by the manufacturers or otherwise in accordance with standards in the industry, to reasonably ensure proper operation, monitoring and use. The FBLB IT Systems are in good working condition to perform all information technology operations necessary to conduct business as currently conducted. None of the FBLB Entities has experienced within the past three (3) years any material disruption to, or material interruption in, its conduct of its business attributable to a defect, bug, breakdown or other failure or deficiency of the FBLB IT Systems. The FBLB Entities have taken reasonable measures to provide for the back-up and recovery of the data and information necessary to the conduct of their businesses (including such data and information that is stored on magnetic or optical media in the Ordinary Course of Business) without material disruption to, or material interruption in, the conduct of their respective business. None of the FBLB Entities is in material breach of any Material Contract related to any FBLB IT Systems.

4.20Tax Matters.

(a)Each of the FBLB Entities (i) has timely filed (or has had timely filed on its behalf) each Return required to be filed or sent by it in respect of any Taxes, each of which was correctly completed and accurately reflected any Liability for Taxes of the relevant FBLB Entity in all material respects, and any Affiliate of such entity, covered by such Return, (ii) timely and properly paid (or had paid on its behalf) all Taxes due and payable for all Tax periods or portions thereof whether or not shown on such Returns, (iii) established on the books of account of the relevant FBLB Entity, in accordance with GAAP and consistent with past practices, adequate reserves for the payment of any Taxes not then due and payable and (iv) complied in all material respects with all applicable Laws relating to the withholding of Taxes and the payment thereof in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

(b)Each FBLB Entity has made (or caused to be made on its behalf) all estimated Tax payments required to have been made to avoid any underpayment penalties.

(c)There are no Encumbrances for Taxes upon any assets of any FBLB Entity, except Permitted Encumbrances.

(d)No FBLB Entity has requested any extension of time within which to file any Return, which Return has not since been filed.

(e)No deficiency for any Taxes has been proposed, asserted or assessed against any FBLB Entity that has not been resolved and paid in full. No waiver, extension or comparable consent given by any FBLB Entity regarding the application of the statute of limitations with respect to any Taxes or any Return is outstanding, nor is any request for any such waiver or consent pending. Except as set forth on Schedule 4.20(e), there has been no Tax audit or other administrative proceeding or court proceeding with regard to any Taxes or any Return of any FBLB Entity for any Tax year subsequent to the year ended December 31, 2012, nor is any such Tax audit or other proceeding pending, nor has there been any notice to any FBLB Entity by any Governmental Entity regarding any such Tax audit or other proceeding, nor is any such Tax audit or other proceeding threatened with regard to any Taxes or Returns. Except as set forth on Schedule 4.20(e), there are no outstanding subpoenas or requests for information with respect to any of the Returns of any FBLB Entity. No FBLB Entity has entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision under any other Law.

(f)No additional Taxes will be assessed against any FBLB Entity for any Tax period or portion thereof ending on or prior to the Effective Date that will exceed the estimated reserves for Taxes established by the relevant FBLB Entity that will be taken into account in determining the Adjusted Tangible Common Equity. Except as set forth on Schedule 4.20(f), there are no unresolved questions, claims or disputes concerning the Liability for Taxes of any FBLB Entity.

(g)Schedule 4.20(g) lists all federal, state, local and foreign income Tax Returns filed with respect to the FBLB Entities for taxable periods ended on or after December 31, 2012, indicates those Returns that have been audited and indicates those Returns that currently are the subject of audit. True and complete copies of the Returns of each FBLT Entity, as filed with the IRS and all state or local Tax jurisdictions for the years ended December 31, 2014, 2015 and 2016 have been delivered to Heartland.

(h)No FBLB Entity has any Liability for Taxes in a jurisdiction where it does not file a Return, nor has any FBLB Entity received notice from a taxing authority in such a jurisdiction that it is or may be subject to taxation by that jurisdiction.

(i)No FBLB Entity is a party to any Contract that would result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code, and the consummation of the transactions contemplated by this Agreement will not be a factor causing payments to be made by any FBLB Entity or any other Person that are not deductible (in whole or in part) as a result of the application of Section 280G of the Code.

(j)No FBLB Entity will be required to include in a taxable period ending after the Effective Date taxable income attributable to income that accrued in a taxable period prior to the Effective Date but was not recognized for Tax purposes in such prior taxable period (or to exclude from taxable income in a taxable period ending after the Effective Date any deduction the recognition of which was accelerated from such taxable period to a taxable period prior to the Effective Date) as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting, Code Section 481 or Code Section 108(i) or comparable provisions of state, local or foreign Tax Law, or for any other reason.

(k)No closing agreements, private letter rulings or similar agreements or rulings have been entered into or issued by any Governmental Entity with respect to any FBLB Entity, which would be binding following the Effective Time, and no such agreements or rulings have been applied for and are currently pending.

(l)Except as set forth in Schedule 4.20(l), no FBLB Entity is a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than any customary Tax indemnification provisions in ordinary course commercial agreements or other arrangements that are not primarily related to Taxes).

(m)No FBLB Entity has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(n)No FBLB Entity (i) has been a member of an affiliated group filing a consolidated Return (other than a group the common parent of which was FBLB) or (ii) has any Liability for the Taxes of any Person (other than FBLB) under Treasury Regulations Section 1.1502‑6 (or any similar provision of Law), as a transferee or successor, by Contract, or otherwise.

(o)No FBLB Entity constitutes either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the Code that (i) took place during the two-year period ending on the date of this Agreement or (ii) could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(p)No FBLB Entity has engaged in any transaction that is subject to disclosure under Treasury Regulation Section 1.6011‑4 or 1.6011‑4T, or has participated in any “confidential corporate tax shelter” (within the meaning of Treasury Regulation Section 301.6111-2(a)(2)) or a “potentially abusive tax shelter” (within the meaning of Treasury Regulation Section 301.6112-1(b)).

(q)No FBLB Entity has a “permanent establishment” in any country other than the United States, as such term is defined under any applicable Tax treaty between the United States and such other country.

(r)Except as set forth on Schedule 4.20(r), no power of attorney granted by any FBLB Entity relating to Taxes is currently in force.

(s)FBLB has made available to Heartland schedules setting forth the income Tax attributes of each FBLB Entity (including current and accumulated net operating losses and the adjusted tax basis of the assets of each FBLB Entity) and any applicable limitations on the use of those Tax attributes (including prior limitations under Section 382 of the Code), which are true and correct in all material respects.

(t)Each FBLB Entity reported all transactions that could give rise to an underpayment of Tax (within the meaning of Section 6662 of the Code) on the relevant Returns in a manner for which there is substantial authority, or adequately disclosed such transactions on the Returns as required in accordance with Section 6662(d)(2)(B) of the Code. No FBLB Entity has omitted from gross income on any Return an amount of income that was properly includible on such Return and that exceeds 25% of the amount of gross income stated in the Return, other than an amount with respect to which information is disclosed on the Return that is sufficient to apprise the IRS of the nature and amount of the item, in accordance with the provisions of Code Section 6501(e)(1)(B)(iii) and Treasury Regulations Section 301.6501(e)-1(a)(1)(iv).

(u)There is no Contract, plan or arrangement, including this Agreement, pursuant to which any current or former employee of any FBLB Entity would be entitled to receive any payment as a result of the transactions contemplated by this Agreement that would not be deductible under Section 404 or 162(m) of the Code.

(v)No FBLB Entity has been a member of any partnership or joint venture or the holder of a beneficial interest in any trust for any period for which the statute of limitations for any Taxes potentially applicable as a result of such membership or holding has not expired.

(w)No property of any FBLB Entity is (i) property that the relevant FBLB Entity is or will be required to treat as being owned by another Person under the provisions of Section 168(f)(8) of the Code (as in effect prior to amendment by the Tax Reform Act of 1986), (ii) “tax-exempt use property” within the meaning of Section 168(h) of the Code or (iii) “tax-exempt bond financed property” within the meaning of Section 168(g)(5) of the Code.

(x)None of the Indebtedness of any FBLB Entity constitutes (i) “corporate acquisition indebtedness” (as defined in Section 279(b) of the Code) with respect to which any interest deductions may be disallowed under Section 279 of the Code or (ii) an “applicable high yield discount obligation” under Section 163(i) of the Code, and none of the interest on any such indebtedness will be disallowed as a deduction under any other provision of the Code.

(y)No FBLB Entity has taken or agreed to take any action, or knows of any circumstances, that would prevent the acquisition contemplated by this Agreement from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(z)FBLB validly elected to be an “S corporation” within the meaning of Sections 1361 and 1362 of the Code for all periods beginning January 1, 1999. For all periods beginning January 1, 1999, FBLB also validly elected (or is so treated due to its federal election) to be an “S corporation” in all states and local jurisdictions which recognize such status and in which it would, absent such an election, be subject to corporate income Tax. Except as set forth on Schedule 4.20(z), there has been no basis for the revocation or other termination of FBLB’s “S corporation” election at any time on or after January 1, 1999 and neither FBLB nor any other Person has taken any action that would have caused FBLB to cease being an “S corporation” for federal, state or local Tax purposes at any time on or after January 1, 1999.

(aa)A valid election was made for each of FB&T, OLI and PrimeWest to be a “qualified subchapter S subsidiary” within the meaning of Section 1361(b)(3)(B) of the Code for all periods beginning January 1, 1999. For all periods beginning January 1, 1999, a valid election was also made for each of FB&T, OLI and PrimeWest to be a “qualified subchapter S subsidiary” in all states and local jurisdictions which recognize such status and in which it would, absent such an election, be subject to corporate income Tax (or FB&T is so treated in all such states and local jurisdictions due to its federal election). There has been no basis for the revocation or other termination of the “qualified subchapter S subsidiary” election of FB&T, OLI or PrimeWest at any time on or after January 1, 1999, and neither FBLB nor any other Person has taken any action that would have caused FB&T, OLI or PrimeWest to cease being a “qualified subchapter S subsidiary” for federal, state or local Tax purposes at any time on or after January 1, 1999.

(bb)A valid election was made for FPHI to be a “qualified subchapter S subsidiary” within the meaning of Section 1361(b)(3)(B) of the Code for all periods beginning November 3, 2010. For all periods beginning November 3, 2010, a valid election was also made for FPHI to be a “qualified subchapter S subsidiary” in all states and local jurisdictions which recognize such status and in which it would, absent such an election, be subject to corporate income Tax (or FPHI is so treated in all such states and local jurisdictions due to its federal election). There has been no basis for the revocation or other termination of FPHI’s “qualified subchapter S subsidiary” election at any time on or after November 3, 2010, and neither FBLB nor any other Person has taken any action that would have caused FPHI to cease being a “qualified subchapter S subsidiary” for federal, state or local Tax purposes at any time on or after November 3, 2010.

(cc)A valid election was made for FSI to be a “qualified subchapter S subsidiary” within the meaning of Section 1361(b)(3)(B) of the Code for all periods beginning with the date on which FSI was acquired by FB&T. For all periods beginning with the date on which FSI was acquired, a valid election was also made for FSI to be a “qualified subchapter S subsidiary” in all states and local jurisdictions which recognize such status and in which it would, absent such an election, be subject to corporate income Tax (or FSI is so treated in all such states and local jurisdictions due to its federal election). There has been no basis for the revocation or other termination of FSI’s “qualified subchapter S subsidiary” election at any time on or after the date on which FSI was acquired by FB&T, and neither FBLB nor any other Person has taken any action that would have caused FSI to cease being a “qualified subchapter S subsidiary” for federal, state or local Tax purposes at any time on or after FSI was acquired by FB&T.

(dd)True and complete copies of the “S corporation” and the “qualified subchapter S subsidiary” elections, any elections made under Sections 1361(d) or (e) of the Code by trusts that are or were at any time shareholders of FBLB, and the acceptances by the IRS of such elections have been delivered to Heartland.

(ee)No FBLB Entity has any liability for Tax under Section 1374 of the Code that has not been satisfied in full.

(ff)Each of the Statutory Trusts is, and has been at all times since its inception, a grantor trust under subpart E, Part I of subchapter J of the Code, and not an association or publicly traded partnership taxable as a corporation. All of the FBLB Entities have, at all relevant times since the formation of each Statutory Trust, treated each Statutory Trust as a grantor trust for all U.S. federal, state and local Tax purposes. Each of the Statutory

Trusts has timely filed (or has had timely filed on its behalf) each Return required to be filed or sent by it in respect of any Taxes, each of which was correctly completed and accurately reflected Liability for Taxes (if any) of the relevant Statutory Trust in all material respects. At all times since the issuance of the Statutory Trust Securities that are preferred securities of each of the Statutory Trusts, the principal amounts, interest and other amounts due and payable on such preferred securities have been paid in accordance with the terms of the relevant Statutory Trust Indenture and other applicable agreements, without any deferral of interest thereon.

4.21Contracts and Commitments.

(a)Schedule 4.21(a) lists the following Contracts to which any of the FBLB Entities is a party or subject or by which it is bound (such Contracts required to be listed on Schedule 4.21(a), the “Material Contracts”):

(i)any employment, agency, collective bargaining Contract or consulting or independent contractor Contract;

(ii)any written or oral Contract relating to any severance pay for any Person;

(iii)any written or oral Contract creating, modifying, memorializing or otherwise related to any obligation of any of the FBLB Entities upon a change of control;

(iv)any Contract to repurchase assets previously sold (or to indemnify or otherwise compensate the purchaser in respect of such assets), except for securities sold under a repurchase agreement providing for a repurchase date 30 days or less after the purchase date;

(v)any (A) contract or group of related contracts with the same party for the purchase or sale of products or services, under which the undelivered balance of such products and services has a purchase price in excess of $50,000 for any individual contract or $100,000 for any group of related contracts in the aggregate, or (B) other contract or group of related contracts with the same party continuing over a period of more than six months from the date or dates thereof, which is not entered into in the Ordinary Course of Business and is either not terminable by it on 30 days’ or less notice without penalty or involves more than $50,000 for any individual contract or $100,000 in the aggregate for any group of related contracts;

(vi)any Contract containing exclusivity, noncompetition or nonsolicitation provisions or that would otherwise prohibit any FBLB Entity from freely engaging in business anywhere in the world or prohibiting the solicitation of the employees or contractors of any other entity;

(vii)any stock purchase, stock option, restricted stock or restricted stock unit or stock incentive plan;

(viii)any Contract for capital expenditures in excess of $50,000;

(ix)any partnership agreement, joint venture agreement, limited liability company agreement, agreement among shareholders, investor rights agreement or other similar Contract or arrangement;

(x)any Contract with a Governmental Entity;

(xi)any Contract pursuant to which any FBLB Entity grants or makes available, or is granted or receives, any license, or other right requiring an expenditure in excess of $100,000 annually, with respect to any material Intellectual Property in each case that is reasonably necessary to operate the businesses of the FBLB Entities in the Ordinary Course of Business consistent, in the case of FB&T, with safe and sound banking practices (other than non-exclusive licenses to commercially available software);

(xii)any Contract relating to Indebtedness of more than $200,000 of any FBLB Entity (other than, in the case of FB&T, deposit agreements (A) entered into in the Ordinary Course of Business consistent with safe and sound banking practices and on the same terms as those contained in the standard deposit agreement of FB&T, and (B) evidencing deposit Liabilities of FB&T);

(xiii)any Contract the costs of which are Transaction Expenses; and

(xiv)any other Contract material to the businesses of the FBLB Entities, taken as a whole, which is not entered into in the Ordinary Course of Business.

(b)Except as disclosed on Schedule 4.21(b), (i) each of the FBLB Entities has performed all obligations required to be performed by it prior to the date hereof in connection with the Contracts or commitments set forth on Schedule 4.21(a), and none of the FBLB Entities is in receipt of any claim of default under any Contract or commitment set forth on Schedule 4.21(a), except for any failures to perform, breaches or defaults which would not, individually or in the aggregate, have a Material Adverse Effect on the FBLB Entities or materially adversely affect the consummation of the transactions contemplated hereby; (ii) none of the FBLB Entities has any present expectation or intention of not fully performing any material obligation pursuant to any Contract or commitment set forth on Schedule 4.21(a); and (iii) to the Knowledge of FBLB, there has been no cancellation, breach or anticipated breach by any other party to any Contract or commitment set forth on Schedule 4.21(a), except for any cancellation, breach or anticipated breach which would not, individually or in the aggregate, have a Material Adverse Effect on the FBLB Entities, or materially adversely affect the consummation of the transactions contemplated hereby.

4.22Litigation. Schedule 4.22 lists all Litigation pending or, to the Knowledge of FBLB, threatened against any of the FBLB Entities, and each Governmental Order to which any of the FBLB Entities is subject. To the Knowledge of FBLB, there are no facts that would reasonably be expected to give rise to other Litigation against any of the FBLB Entities. None of the matters set forth on Schedule 4.22, individually or in the aggregate, will have or would reasonably be expected to have a Material Adverse Effect on the FBLB Entities, or the materially adversely affect the consummation of the transactions contemplated hereby.

4.23Financial Advisor. Except as provided in the engagement letter dated July 7, 2017 between FBLB and Stephens Inc. (“Stephens”), there are no claims for brokerage commissions, finders’ fees, financial advisory fees or similar compensation in connection with the transactions contemplated by this Agreement based on any Contract made by or on behalf of any FBLB Entity.

4.24Employees.

(a)Schedule 4.24(a) lists (i) each employee of each of the FBLB Entities as of the date of this Agreement, and indicates for each such employee, and in the aggregate, (ii) which FBLB Entity employs such employee, (iii) whether such employee is full-time, part-time or on temporary status, (iv) whether such employee is an exempt or non-exempt employee under the Fair Labor Standards Act or applicable state law, (v) whether the employee is a salaried or hourly employee, (vi) the employee’s annual salary, wages and/or any other compensation arrangement (including compensation payable or for which such employee may be eligible pursuant to bonus, incentive, deferred compensation or commission arrangements), (vii) the number of hours of PTO, vacation time, and/or sick time that the employee has accrued as of the date hereof and the aggregate dollar amount thereof, (viii) the date of commencement of the employee’s employment, (ix) the employee’s position and/or title, (x) whether such employee is or will be on a leave of absence, including any protected leave under federal or state Law, as of the Effective Time, and (xi) whether such employee has any written or oral Contract with any of the FBLB Entities or otherwise is other than an employee at-will. To the Knowledge of FBLB, no executive or managerial employee of any of the FBLB Entities and no significant group of employees of any of the FBLB Entities has any plans to terminate his, her or their employment.

(b)Each of the FBLB Entities has complied in all material respects with all applicable Laws relating to employment and employment practices and/or the engagement of independent contractors, including but not limited to those Laws relating to the classification of employees as exempt or non-exempt employees or the classification of workers as independent contractors, calculation and payment of wages (including overtime pay, maximum hours of work and child labor restrictions), equal employment opportunity (including Laws prohibiting discrimination and/or harassment or requiring accommodation on the basis of race, color, national origin, religion, gender, disability, age, sexual orientation or any other protected characteristic under any federal, state or local Law), protected leaves of absence (including leave under the Family Medical Leave Act), the protection of whistleblowers, affirmative action and other hiring practices, immigration, occupational safety and health, workers compensation, unemployment insurance, the payment of social security and other Taxes, the protection of confidential information, and/or unfair labor practices under the National Labor Relations Act or applicable state Law, and, to the Knowledge of FBLB, there are no facts which would constitute a violation of any applicable Law relating to employment and employment practices and/or the engagement of independent contractors.

(c)To the Knowledge of FBLB, no employee of any FBLB Entity is subject to any secrecy or noncompetition agreement or any other Contract or restriction of any kind that would impede in any way the ability of such employee to carry out fully all activities of such employee in furtherance of the businesses of any FBLB Entity as currently conducted.

(d)Schedule 4.24(a) lists each employee of each of the FBLB Entities who as of the date of this Agreement holds a temporary work authorization, including H‑1B, L‑1, F‑1 or J‑1 visas or work authorizations (the “Work Permits”), and shows for each such employee the type of Work Permit and the length of time remaining on such Work Permit. With respect to each Work Permit, all of the information that any FBLB Entity provided to the Department of Labor and the Immigration and Naturalization Service or the Department of Homeland Security (collectively, the “Departments”) in the application for such Work Permit was true and complete. Each of the FBLB Entities received the appropriate notice of approval from the Departments with respect to each such Work Permit. None of the FBLB Entities has received any notice from the Department that any Work Permit has been revoked. There is no action pending or, to the Knowledge of FBLB, threatened to revoke or adversely modify the terms of any of the Work Permit. No Employee of FBLB is (a) a non-immigrant employee whose status would terminate or otherwise be affected by the transactions contemplated by this Agreement, or (b) an alien who is authorized to work in the United States in non-immigrant status. For each of the employees of any of the FBLB Entities hired after November 6, 1986, the appropriate FBLB Entity has retained an Immigration and Naturalization Service Form I‑9, completed in accordance with applicable Law.

(e)The employment of all employees of any of the FBLB Entities who were terminated within the three (3) years prior to the Effective Time was terminated in accordance with any applicable contract terms and applicable Law, and none of the FBLB Entities has any Liability under any Contract or applicable Law applicable to any such terminated employee. Except as set forth in Schedule 4.24(e), the transactions contemplated by this Agreement will not cause any FBLB Entity to incur or suffer any Liability relating to, or obligation to pay, severance, termination or other payment to any Person.

(f)None of the FBLB Entities is subject to any outstanding Governmental Order requiring any action with respect to or related to the employment of any employees, or the engagement of any independent contractors or consultants, including any temporary, preliminary or permanent injunction.

(g)All loans that any FBLB Entity has outstanding to any of its respective employees were made in the Ordinary Course of Business on the same terms as would have been provided to a Person not Affiliated with such FBLB Entity, and all such loans with a principal balance exceeding $100,000, or that are nonaccrual or on the watch list of any FBLB Entity, are set forth in Schedule 4.24(g).

(h)No employee of any FBLB Entity is covered by any collective bargaining agreement, and no collective bargaining agreement is being negotiated. Within the last five years, none of the FBLB Entities has experienced and, to the Knowledge of FBLB, there has not been threatened, any strike, work stoppage, slowdown, lockout, picketing, leafleting, boycott, other labor dispute, union organization attempt, demand for recognition from a labor organization or petition for representation under the National Labor Relations Act or applicable state Law. No grievance, demand for arbitration or arbitration proceeding arising out of or under any collective bargaining agreement is pending or, to the Knowledge of FBLB, threatened.

(i)No Litigation is pending or, to the Knowledge of FBLB, threatened between any FBLB Entity and any applicant for employment of such FBLB Entity or any of its current or former employees, independent contractors or consultants, or any class or collective of any of the foregoing, including any Litigation in or before:

(i)any federal or state court;

(ii)the Equal Employment Opportunity Commission or any corresponding state or local fair employment practices agency relating to any claim or charge of discrimination or harassment in employment;

(iii)the United States Department of Labor or any corresponding state or local agency relating to any claim or charge concerning hours of work, wages or employment practices;

(iv)the Occupational Safety and Health Administration or any corresponding state or local agency relating to any claim or charge concerning employee safety or health;

(v)the Office of Federal Contract Compliance or any corresponding state agency;

(vi)the IRS or any corresponding state agency;

(vii)the National Labor Relations Board or any corresponding state agency, whether relating to any unfair labor practice or any question concerning representation; and/or

(viii)any Texas or other state Governmental Entity.

and, to the Knowledge of FBLB, there are no facts that would form a reasonable basis for any such Litigation.
(j)Each of the FBLB Entities has correctly classified its current and former employees (collectively, the “FBLB Employees”) as exempt or non-exempt in compliance with the Fair Labor Standards Act and/or any corresponding state Law.

(k)Each of the FBLB Entities has classified all independent contractors in compliance with the Fair Labor Standards Act and/or any corresponding state Law.

(l)Each of the FBLB Entities has paid in full to all FBLB Employees all wages, salaries, bonuses and commissions due and payable to such employees under any contract or Law, and has fully reserved in its books of account all amounts for wages, salaries, bonuses and commissions due but not yet payable to such employees, and has withheld and paid all amounts required by Law to be withheld and paid from the compensation paid to FBLB Employees, as Taxes or otherwise, and it not liable for any arrears of wages or Taxes or any penalties for failure to comply with the foregoing.

(m)There has been no lay-off of employees or work reduction program undertaken by or on behalf of any FBLB Entity in the past two years, including any termination program for purposes of the Age Discrimination in Employment Act or any plant closing or mass layoff for purposes of the WARN Act, and no such program has been adopted by any FBLB Entity or been publicly announced.

(n)Each of the FBLB Entities properly has maintained all insurance related to the employment of any FBLB Employee, including workers’ compensation and unemployment insurance coverage, to the extent required by any Law. There are no workers’ compensation or unemployment claims pending against any of the FBLB Entities or, to the Knowledge of FBLB, any facts that would reasonably give rise to such a claim, that are not fully covered by insurance indemnity with respect to the amount of such claims.

(o)Except as set forth on Schedule 4.24(o), none of the FBLB Entities is under any obligation related to the garnishment of wages for any of its employees as of the date of this Agreement.

(p)Each of the FBLB Entities has implemented commercially reasonable policies and practices for the protection of confidential and proprietary business information, including intellectual property, and has required each FBLB Employee who has or reasonably could have been expected to have access to confidential or proprietary business information of any of the FBLB Entities to acknowledge and agree in writing to comply with policies of the FBLB Entities regarding the protection of all such confidential and proprietary business information (which policies FBLB believes are reasonable and customary in the banking industry).

4.25Employee Benefit Plans.

(a)Schedule 4.25(a) sets forth all Plans by name and brief description identifying: (i) the type of Plan, (ii) the funding arrangements for the Plan, (iii) the sponsorship of the Plan, (iv) the participating employers in the Plan, and (v) any one or more of the following characteristics that may apply to such Plan: (A) defined contribution plan as defined in Section 3(34) of ERISA or Section 414(i) of the Code, (B) defined benefit plan as defined in Section 3(35) of ERISA or Section 414(j) of the Code, (C) Plan that is or is intended to be Tax qualified under Section 401(a) or 403(a) of the Code, (D) Plan that is or is intended to be an employee stock ownership plan as defined in Section 4975(e)(7) of the Code (and whether or not such Plan has entered into an exempt loan), (E) nonqualified deferred compensation arrangement, (F) employee welfare benefit plan as defined in Section 3(1) of ERISA, (G) multiemployer plan as defined in Section 3(37) of ERISA or Section 414(f) of the Code, (H) multiple employer plan maintained by more than one employer as defined in Section 413(c) of the Code, (I) Plan providing benefits after separation from service or termination of employment, (J) Plan that owns any FBLB or other employer securities as an investment, (K) Plan that provides benefits (or provides increased benefits or vesting) as a result of a change in control of any FBLB Entity, (L) Plan that is maintained pursuant to collective bargaining and (M) Plan that is funded, in whole or in part, through a voluntary employees’ beneficiary association exempt from Tax under Section 501(c)(9) of the Code.

(b)Schedule 4.19(b) sets forth the identity of each corporation, trade or business (separately for each category below that applies): (i) which is (or was during the preceding five years) under common control with any of the FBLB Entities within the meaning of Section 414(b) or (c) of the Code; (ii) which is (or was during the preceding five years) in an affiliated service group with any of the FBLB Entities within the meaning of Section 414(m) of the Code; (iii) which is (or was during the preceding five years) the legal employer of Persons providing services to any of the FBLB Entities as leased employees within the meaning of Section 414(n) of the Code; and (iv) with respect to which any of the FBLB Entities is a successor employer for purposes of group health or other welfare plan continuation rights (including Section 601 et. seq. of ERISA) or the Family and Medical Leave Act.

(c)FBLB has made available to Heartland true and complete copies of: (i) the most recent determination letter, if any, received by any FBLB Entity from the IRS regarding each Plan; (ii) the most recent determination or opinion letter ruling, if any, from the IRS that each trust established in connection with plans which are intended to be tax exempt under Section 501(a) or (c) of the Code are so tax exempt; (iii) all pending applications, if any, for rulings, determinations, opinions, no-action letters and the like filed with any governmental agency (including the Departments of Labor, IRS, Pension Benefit Guaranty Corporation and the SEC); (iv) the financial statements for each Plan for the three most recent fiscal or Plan years (in audited form if required by ERISA) and, where applicable, Annual Report/Return (Form 5500) with schedules, if any, and attachments for each Plan; (v) the most recently prepared actuarial valuation report for each Plan (including reports prepared for funding, deduction and financial accounting purposes); (vi) plan documents, trust agreements, insurance contracts, service agreements and all related Contracts and documents (including any employee summaries and material employee communications) with respect to each Plan, if any; and (vii) collective bargaining agreements (including side agreements and letter agreements) relating to the establishment, maintenance, funding and operation of any Plan, if any.

(d)Schedule 4.25(d) identifies each employee of the FBLB Entities who is: (i) absent from active employment due to short or long term disability; (ii) absent from active employment on a leave pursuant to the Family and Medical Leave Act or a comparable state Law; (iii) absent from active employment on any other leave or approved absence; (iv) absent from active employment due to military service (under conditions that give the employee rights to re-employment); or (v) not an “at will” employee.

(e)With respect to continuation rights arising under federal or state Law as applied to Plans that are group health plans (as defined in Section 601 et. seq. of ERISA), Schedule 4.25(e) identifies: (i) each FBLB Employee or qualifying beneficiary who has elected continuation; and (ii) each FBLB Employee or qualifying beneficiary who has not elected continuation coverage but is still within the period in which such election may be made.

(f)(i) All Plans intended to be Tax qualified under Section 401(a) or Section 403(a) of the Code have received a determination letter stating that they are so qualified; (ii) all trusts established in connection with Plans which are intended to be tax exempt under Section 501(a) or (c) of the Code have received a determination letter stating that they are so tax exempt; (iii) to the extent required either as a matter of Law or to obtain the intended tax treatment and tax benefits, all Plans comply in all material respects with the requirements of ERISA and the Code; (iv) all Plans have been maintained and administered (both in form and operation) materially in accordance with the documents and instruments governing the Plans and applicable Law; (v) all reports and filings with governmental agencies (including the Departments of Labor, IRS, Pension Benefit Guaranty Corporation and the SEC) required in connection with each Plan have been timely made; (vi) all disclosures and notices required by Law or Plan provisions to be given to participants and beneficiaries in connection with each Plan have been properly and timely made in all material respects; and (vii) each of the FBLB Entities has made a good faith effort to comply with the reporting and taxation requirements for FICA Taxes with respect to any deferred compensation arrangements under Section 3121(v) of the Code.

(g)(i) All contributions, premium payments and other payments required to be made in connection with the Plans have been timely made in accordance with applicable Law, (ii) a proper accrual has been made on the books of account of each of the FBLB Entities for all contributions, premium payments and other payments due in the current fiscal year, (iii) no contribution, premium payment or other payment has been made in support of any Plan that is in excess of the allowable deduction for federal income Tax purposes for the year with respect to which the contribution was made (whether under Section 162, Section 280G, Section 404, Section 419 or Section 419A of the Code or otherwise) and (iv) none of the FBLB Entities has any liabilities with respect to any Plan that is subject to Section 301 et seq. of ERISA or Section 412 of the Code, and (v) to the Knowledge of FBLB, none of the FBLB

Entities has any actual or potential Liability arising under Title IV of ERISA as a result of any Plan that has terminated or is in the process of terminating.

(h)Except as disclosed on Schedule 4.25(h):

(i)no action, suit, charge, complaint, proceeding, hearing, investigation or claim is pending with regard to any Plan other than routine uncontested claims for benefits;

(ii)the consummation of the transactions contemplated by this Agreement will not cause any Plan to increase benefits payable to any participant or beneficiary;

(iii)the consummation of the transactions contemplated by this Agreement will not: (A) entitle any FBLB Employee to severance pay, unemployment compensation or any other payment, benefit or award, or (B) accelerate or modify the time of payment or vesting, or increase the amount of any benefit, award or compensation due any such employee;

(iv)except as set forth on Schedule 4.25(h)(iv), none of the FBLB Entities has been notified that any Plan is currently under examination or audit by the Departments of Labor, the IRS, the Pension Benefit Guaranty Corporation or the SEC;

(v)to the Knowledge of FBLB, none of the FBLB Entities has any actual or potential Liability under Section 4201 et. seq. of ERISA for either a complete withdrawal or a partial withdrawal from a multiemployer plan; and

(vi)with respect to the Plans, to the Knowledge of FBLB, none of the FBLB Entities has any Liability (either directly or as a result of indemnification) for (and the transaction contemplated by this Agreement will not cause any Liability for): (A) any excise Taxes under Section 4971 through Section 4980B, Section 4999, Section 5000 or any other section of the Code, or (B) any penalty under Section 502(i), Section 502(l), Part 6 of Title I or any other provision of ERISA, or (C) any excise Taxes, penalties, damages or equitable relief as a result of any prohibited transaction, breach of fiduciary duty or other violation under ERISA or any other applicable Law.

(i)Except as disclosed on Schedule 4.25(i):
(i)all accruals required under FAS 106 and FAS 112 have been properly accrued on the financial statements of each of FBLB Entities;

(ii)no condition, Contract or Plan provision limits the right of any of the FBLB Entities to amend, cut back or terminate any Plan (except to the extent such limitation arises under ERISA or the Code); and

(iii)none of the FBLB Entities has any liability for life insurance, death or medical benefits after separation from employment other than (A) death benefits under the Plans identified on Schedule 4.25(i), or (B) health care continuation benefits described in Section 4980B of the Code.

(j)Each Plan, or other nonqualified deferred compensation plan of any of the FBLB Entities, that is subject to Section 409A of the Code has been designed and has been administered in compliance with Section 409A and the Treasury Regulations thereunder.

(k)Each Plan that is also a “group health plan” for purposes of the Patient Protection and Affordable Care Act of 2010 (Pub. L. No. 111-148) and the Health Care and Education Reconciliation Act of 2010 (Pub. L. No. 111-152) (collectively, the “Affordable Care Act”) is in compliance with the applicable terms of the Affordable Care Act. Each of the FBLB Entities and each Commonly Controlled Entity offer minimum essential health coverage, satisfying affordability and minimum value requirements, to their full time employees (as defined by the Affordable Care Act) sufficient to prevent liability for assessable payments under Sections 4980H(a) and 4980H(b) of the Code. Each Plan that is also a “group health plan” under the Affordable Care Act is operated in compliance with:

(i)market reform mandates set forth under Public Health Services Act Sections 2701 through 2709 and Sections 2711 through 2719A;

(ii)fees and reporting requirements for Patient-Centered Outcomes Research under Code Section 4376 and applicable regulations and transitional reinsurance under 45 C.F.R. Sections 153.10 through 153.420;

(iii)income exclusion provisions under Code Sections 105, 106 and 125;

(iv)information reporting rules as set forth under Sections 6051(a)(14), 6055 and 6056 of the Code; and

(v)standards for electronic transactions and operating rules under Sections 1171 and 1173 of the Social Security Act.

4.26KSOP Committee; KSOP Trustees. The KSOP Committee, which is comprised of the Persons set forth on Schedule 4.26, is the duly appointed committee for the KSOP, with the power and authority to act on behalf of the KSOP (a) as fiduciary of the KSOP in the manner described in Section 3(21)(A) of ERISA and (b) on behalf of the KSOP to the extent specified in the KSOP and any related trust or other documents. The KSOP Trustees are the duly appointed trustees acting under the KSOP Trust.

4.27Insurance. Schedule 4.27 hereto lists each insurance policy and bond maintained by each FBLB Entity with respect to its properties and assets, or otherwise. Prior to the date hereof, FBLB has delivered to Heartland complete and accurate copies of each of the insurance policies and bonds described on Schedule 4.27. All such insurance policies and bonds are in full force and effect, and none of the FBLB Entities is in default with respect to its obligations under any of such insurance policies. There is no claim by any of the FBLB Entities pending under any of such policies or bonds as to which coverage has been denied or disputed by the underwriters of such policies or bonds or in respect of which such underwriters have reserved their rights. Each of the FBLB Entities will after the Closing continue to have coverage under such policies and bonds with respect to events occurring prior to the Closing, including pursuant to the D&O Insurance tail policy.

4.28Affiliate Transactions. Except as set forth on Schedule 4.28, none of the FBLB Entities or any of their respective executive officers or directors, or any member of the immediate family of any such executive officer or director (which for the purposes hereof will mean a spouse, minor child or adult child living at the home of any such executive officer or director), or any entity which any of such Persons “controls” (within the meaning of Regulation O of the FRB), has any loan agreement, note or borrowing arrangement with any FBLB Entity or any other Contract with such FBLB Entity (other than normal employment arrangements or deposit account relationships) or any interest in any property, real, personal or mixed, tangible or intangible, used in or pertaining to the business of any FBLB Entity.

4.29Compliance with Laws; Permits.

(a)Each of the FBLB Entities is, and at all times since January 1, 2013 has been, in compliance in all material respects with all Laws, Governmental Orders or Governmental Authorizations, including (to the extent applicable) the Bank Holding Company Act, the FDIA, the Occupational Safety and Health Act of 1970, the Home Owners Loan Act, the Real Estate Settlement Procedures Act, the Home Mortgage Disclosure Act of 1975, the Fair Housing Act, the Equal Credit Opportunity Act and the Federal Reserve Act, each as amended, and any other applicable Governmental Order or Governmental Authorization regulating or otherwise affecting bank holding companies, banks, banking and mortgage lending; and no claims have been filed by any Governmental Entity against any FBLB Entity alleging such a violation of any such Law which have not been resolved to the satisfaction of such Governmental Entity.

(b)Since January 1, 2013, none of the FBLB Entities has been advised of, and FBLB has no reason to believe that, any facts or circumstances exist that could reasonably be expected to cause any FBLB Entity to be deemed to be operating its business in violation of any provision of the Bank Secrecy Act, the USA PATRIOT Act of 2001 or any Governmental Order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering Law or Governmental Order issued with respect to economic sanctions programs by the U.S. Department of the Treasury’s Office of Foreign Assets Control.

(c)Since January 1, 2013, each of the FBLB Entities has held all Governmental Authorizations required for the conduct of its business, except where the failure to hold any such Governmental Authorization would not have a Material Adverse Effect on any FBLB Entity.

(d)None of the FBLB Entities or any of their respective properties is a party to or is subject to any order, decree, directive, agreement or memorandum of understanding with, or a commitment letter or similar submission to, or extraordinary supervisory letter from any Bank Regulator, nor has any of the FBLB Entities adopted any policies, procedures or board resolutions at the request or suggestion of, any Bank Regulator. The FBLB Entities have paid all assessments made or imposed by any Bank Regulator.

(e)None of the FBLB Entities has been advised by, nor, to the Knowledge of FBLB, do any facts exist which would reasonably be expected to give rise to an advisory notice by, any Bank Regulator that such Bank Regulator is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, directive, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission or any request for the adoption of any policy, procedure or board resolution.

(f)(i) No Governmental Entity has initiated since December 31, 2013 or has pending any proceeding, enforcement action or, to the Knowledge of FBLB, investigation or inquiry into the business, operations, policies, practices or disclosures of any of the FBLB Entities (other than normal examinations conducted by a Bank Regulator in the Ordinary Course of the Business of such FBLB Entity), or, to the Knowledge of FBLB, threatened any of the foregoing, and (ii) there is no unresolved violation, criticism, comment or exception by any Bank Regulator with respect to any report or statement relating to any examinations or inspections of any of the FBLB Entities.

4.30No Fiduciary Accounts. None of the FBLB Entities acts as a fiduciary for any customer or account (including acting as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor).

4.31Interest Rate Risk Management Instruments.

(a)Schedule 4.31 sets forth a true, correct and complete list of all interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements to which any FBLB Entity is a party or by which any of its properties or assets may be bound. FBLB has delivered to Heartland true, correct and complete copies of all such interest rate risk management agreements and arrangements.

(b)All interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements to which any of the FBLB Entities is a party or by which any of its properties or assets may be bound were entered into in the Ordinary Course of Business and in accordance in all material respects with prudent banking practice and applicable rules, regulations and policies of Bank Regulators and with counterparties believed to be financially responsible at the time, and are legal, valid and binding obligations enforceable in accordance with their terms (except as may be limited by Remedies Exceptions), and are in full force and effect. Each of the FBLB Entities has duly performed in all material respects all of its obligations thereunder to the extent that such obligations to perform have accrued; and, to the Knowledge of FBLB, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

4.32No Guarantees. No Liability of any FBLB Entity is guaranteed by any other Person, nor, except as set forth in Schedule 4.32, has any FBLB Entity guaranteed the Liabilities of any other Person.

4.33Regulatory Approvals. FBLB is not aware of any fact or circumstance relating to any FBLB Entity that would materially impede or delay receipt of any Bank Regulatory Approvals or that would likely result in the Bank Regulatory Approvals not being obtained.

4.34Fairness Opinion. FBLB has received an opinion from Stephens addressed to the Board of Directors of FBLB to the effect that, as of the date of such opinion, and based upon the assumptions, qualifications contained therein, the Merger Consideration is fair, from a financial point of view, to the holders of FBLB Common Stock. FBLB has obtained the authorization of Stephens to include a copy of its fairness opinion in the Proxy Statement/Prospectus.

4.35Transactions in Securities.

(a)All offers and sales of capital stock of FBLB by FBLB were at all relevant times exempt from, or complied with, the registration requirements of the Securities Act and any applicable state securities Laws.

(b)None of the FBLB Entities, and, to the Knowledge of FBLB, (i) no director or executive officer of such FBLB Entities and (ii) no Person related to any such director or executive officer by blood, marriage or adoption and residing in the same household has purchased or sold, or caused to be purchased or sold, any FBLB Common Stock or other FBLB securities in violation of any applicable provision of federal or state securities Laws.

4.36Registration Obligation. Neither FBLB nor FB&T is under any obligation, contingent or otherwise, to register any of their respective securities under the Securities Act.

4.37No Other Representations or Warranties. Except for the representations and warranties made by FBLB in this Article 4, neither FBLB nor any other Person makes any express or implied representation or warranty with respect to FBLB, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and FBLB hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither FBLB nor any other Person makes or has made any representation or warranty to Heartland or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to FBLB, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by FBLB in this Article 4, any oral or written information presented to Heartland or any of its Affiliates or Representatives in the course of their due diligence investigation of FBLB, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

ARTICLE 5
CONDUCT OF BUSINESS PENDING THE MERGER

5.1Conduct of Business. From the date of this Agreement to the Effective Time, unless Heartland will otherwise agree in writing (which consent will not be unreasonably withheld, conditioned or delayed) or as otherwise expressly contemplated or permitted by other provisions of this Agreement, including this Section 5.1, Schedule 5.1 or except as may be required by applicable Law, any Governmental Order or policies imposed by any Governmental Entity:

(a)the businesses of each of the FBLB Entities will be conducted only in, and none of the FBLB Entities will take any action except in, the Ordinary Course of Business and in accordance with all applicable Laws;

(b)each of the FBLB Entities will (i) preserve its business organization and goodwill, and will use commercially reasonable efforts to keep available the services of its officers, employees and consultants and maintain satisfactory relationships with vendors, customers and others having business relationships with it, (ii) subject to applicable Laws, confer on a regular and frequent basis with representatives of Heartland to report operational matters and the general status of ongoing operations as reasonably requested by Heartland and (iii) not take any action that would render, or that reasonably would be expected to render, any representation or warranty made by FBLB in this Agreement untrue at the Closing as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representation or warranty;

(c)none of the FBLB Entities will, directly or indirectly,

(i)amend or propose to amend its Charter or Bylaws;

(ii)issue or sell any of its equity securities, securities convertible into or exchangeable for its equity securities, warrants, options or other rights to acquire its equity securities, or any bonds or other securities, except deposit and other bank obligations in the Ordinary Course of Business;

(iii)redeem, purchase, acquire or offer to acquire, directly or indirectly, any shares of capital stock of any FBLB Entity;

(iv)split, combine or reclassify any outstanding shares of capital stock of any FBLB Entity, or declare, set aside or pay any dividend or other distribution payable in cash, property or otherwise with respect to shares of capital stock of any FBLB Entity, except that (A) FB&T will be permitted to pay dividends on shares of FB&T Common Stock in the Ordinary Course of Business, and (B) FBLB will be permitted to pay dividends in the Ordinary Course of Business on shares of FBLB Common Stock for the sole purpose of providing FBLB Shareholders with funds to pay Taxes and in an amount equal to 40% of the taxable income of FBLB.

(v)incur any material Indebtedness, except in the Ordinary Course of Business;

(vi)discharge or satisfy any material Encumbrance on its properties or assets or pay any material liability, except otherwise in the Ordinary Course of Business;

(vii)sell, assign, transfer, mortgage, pledge or subject to any Encumbrance any of its assets, except (A) in the Ordinary Course of Business; provided, that any such sale, assignment or transfer of the Operating Real Property will not be considered in the Ordinary Course of Business, (B) Permitted Encumbrances and (C) Encumbrances which do not materially affect the value of, or interfere with the past or future use or ability to convey, the property subject thereto or affected thereby;

(viii)cancel any material Indebtedness or claims or waive any rights of material value, except in the Ordinary Course of Business;

(ix)acquire (by merger, exchange, consolidation, acquisition of stock or assets or otherwise) any corporation, limited liability company, partnership, joint venture or other business organization or division or material assets thereof, or any real estate or assets or deposits that are material to any FBLB Entity, except in exchange for Indebtedness previously contracted, including OREO;

(x)make any single or group of related capital expenditures or commitments therefor in excess of $50,000 or enter into any lease or group of related leases with the same party which involves aggregate lease payments payable of more than $50,000 for any individual lease or involves more than $100,000 for any group of related leases in the aggregate; or

(xi)change any of its methods of accounting in effect on the date of the Latest Balance Sheet, other than changes required by GAAP or regulatory accounting principles;

(xii)cancel or terminate its current insurance policies or allow any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse replacement policies providing coverage equal to or greater than the coverage under the canceled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(xiii)enter into or modify any employment, severance or similar agreements or arrangements with, or grant any compensation increases to, any director, officer or management employee, except in the Ordinary Course of Business;

(xiv)enter into or modify any independent contractor or consultant Contract between a FBLB Entity and an independent contractor or consultant of such FBLB Entity outside of the Ordinary Course of Business in a manner that requires annual payments to such independent contractor or consultant in excess of $100,000;

(xv)terminate the employment of any employee of any FBLB Entity, other than in the Ordinary Course of Business;

(xvi)terminate or amend any bonus, profit sharing, stock option, restricted stock, pension, retirement, deferred compensation, or other employee benefit plan, trust, fund, contract or arrangement for the benefit or welfare of any employees, except as contemplated hereunder or by Law;

(xvii)make, modify or revoke any election with respect to Taxes, consent to any waiver or extension of time to assess or collect any Taxes, file any amended Returns or file any refund claim;

(xviii)enter into or propose to enter into, or modify or propose to modify, any Contract with respect to any of the matters set forth in this Section 5.1(c);

(xix)(A) extend credit or enter into any Contract binding any FBLB Entity to extend credit except in the Ordinary Course of Business and in accordance with the lending policies of such FBLB Entity as disclosed to Heartland, or extend credit or enter into any Contract binding it to extend credit (1) in an amount in excess of $500,000 on an unsecured basis or $1,000,000 on a secured basis, in each case with respect to a single loan, or (2) to any borrower with a loan on the watch list of any FBLB Entity without, in each case, first providing Heartland (at least three (3) Business Days prior written notice to extending such credit or entering into any Contract binding any FBLB Entity to do so) with a copy of the loan underwriting analysis and credit memorandum of the applicable FBLB Entity and the basis of the credit decision of such FBLB Entity, or (B) sell, assign or otherwise transfer any participation in any loan without first providing Heartland at least three (3) Business Days prior written notice of any such sale, assignment or other transfer; or

(xx)sell any equity securities in its investment portfolio.

5.2Access to Information; Confidentiality.

(a)FBLB will permit and will cause each FBLB Entity to permit Heartland full access on reasonable notice and at reasonable hours to the properties of such FBLB Entity, and will disclose and make available (together with the right to copy) to Heartland and to the internal auditors, loan review officers, employees, attorneys, accountants and other representatives of Heartland all books, papers and records relating to the assets, stock, properties, operations, obligations and liabilities of the FBLB Entities, including all books of account (including the general ledgers), Tax records, minute books of directors’ and shareholders’ meetings, organizational documents, bylaws, Contracts, filings with any regulatory authority, accountants’ work papers, litigation files (including legal research memoranda), documents relating to assets and title thereto (including abstracts, title insurance policies, surveys, environmental reports, opinions of title and other information relating to the real and personal property), Plans, securities transfer records and shareholder lists, and any books, papers and records relating to other assets, business activities or prospects in which Heartland may have a reasonable interest, including its interest in planning for integration and transition with respect to the businesses of the FBLB Entities; provided, however, that (i) the foregoing rights granted to Heartland will in no way affect the nature or scope of the representations, warranties and covenants of FBLB set forth herein, and (ii) FBLB will be permitted to keep confidential any information that FBLB reasonably believes is subject to legal privilege or other legal protection that would be compromised by disclosure to Heartland. In addition, FBLB will instruct the officers, employees, counsel and accountants of each of the FBLB Entities to be available for, and respond to any questions of, such Heartland representatives at reasonable hours and with reasonable notice by Heartland to such individuals, and to cooperate fully with Heartland in planning for the integration of the businesses of the FBLB Entities with the businesses of Heartland and its Affiliates.

(b)For the purpose of FBLB verifying the representations and warranties of Heartland under this Agreement and compliance with its covenants and obligations hereunder, Heartland will make available such documents as are reasonably requested by FBLB; provided, however, that (i) the foregoing rights granted to FBLB will in no way affect the nature or scope of the representations, warranties and covenants of Heartland set forth herein, and (ii) Heartland will be permitted to keep confidential any information that Heartland reasonably believes is subject to legal privilege or other legal protection that would be compromised by disclosure to FBLB. FBLB will use commercially reasonable efforts to minimize any interference with Heartland’s regular business operations in connection with any request for Heartland to make available documents pursuant to this Section 5.2(b).

(c)Any confidential information or trade secrets of each party received by the other party, its employees or agents in the course of the consummation of the Merger will be treated confidentially and held in confidence pursuant to the NDA, and any correspondence, memoranda, records, copies, documents and electronic or other media of any kind containing either such confidential information or trade secrets or both will be destroyed by the receiving party or, at the request of the disclosing party, returned to the disclosing party if this Agreement is terminated as provided in Article 8. Such information will not be used by either party or its agents to the detriment of the other party or its Subsidiaries and will at all times be maintained and held in compliance with the NDA.

(d)In the event that this Agreement is terminated, neither Heartland nor FBLB will disclose, except as required by Law or pursuant to the request of a Governmental Entity, the basis or reason for such termination, without the consent of the other party.

5.3Notice of Developments. To the extent permitted by applicable Law, FBLB will promptly notify Heartland of any emergency or other change in the Ordinary Course of Business of any of the FBLB Entities. Each party will promptly notify the other party in writing if such party should discover that any representation or warranty made by it in this Agreement was when made, has subsequently become or will be on the Closing Date untrue in any respect. No disclosure pursuant to this Section 5.3 will be deemed to amend or supplement the Disclosure Schedules or to prevent or cure any inaccuracy, misrepresentation, breach of warranty or breach of agreement.

5.4Certain Loans and Related Matters. FBLB will furnish to Heartland a complete and accurate list as of the end of each calendar month following the date of this Agreement within 25 days after the end of each such calendar month of

(a) all of the periodic internal credit quality reports of any FBLB Entity prepared during such calendar month (which reports will be prepared in a manner consistent with past practices), (b) all loans of any FBLB Entity classified as non-accrual, as restructured, as 90 days past due, as still accruing and doubtful of collection or any comparable classification, (c) all OREO, including in-substance foreclosures and real estate in judgment, (d) all new loans where the principal amount advanced exceeds $500,000, (e) any current repurchase obligations of any FBLB Entity with respect to any loans, loan participations or state or municipal obligations or revenue bonds, and (f) any standby letters of credit issued by FB&T.

5.5Financial Statements and Pay Listings.

(a)FBLB will furnish Heartland with balance sheets of FBLB and FB&T as of the end of each calendar month following the date of this Agreement and the related statements of income, within 25 days after the end of each such calendar month. Such financial statements will be prepared on a basis consistent with the Latest Balance Sheet and the Related Statement and on a consistent basis during the periods involved, and will fairly present the financial positions of FBLB and FB&T as of the dates thereof and the results of operations of FBLB and FB&T for the periods then ended.

(b)FBLB will make available to Heartland the payroll listings of each of the FBLB Entities as of the end of each pay period after December 15, 2017, within one week after the end of such pay period.

5.6Consents and Authorizations. FBLB will use its commercially reasonable efforts to obtain (at no cost to Heartland), prior to Closing, all Consents (the “Required Consents”) necessary or reasonably desirable for the consummation of the transactions contemplated by this Agreement. FBLB will keep Heartland reasonably advised of the status of obtaining the Required Consents, and Heartland will reasonably cooperate with FBLB to obtain the Required Consents, which will include providing publicly available financial or other information about Heartland and executing and delivering any consent, assignment or other instrument reasonably requested by any Person providing a Required Consent.

5.7Tax Matters.

(a)Each FBLB Entity, at its own or FBLB’s expense, will prepare and timely file (or cause to be prepared and timely filed) all Returns required to be filed by the FBLB Entity on or before the Effective Date, and timely pay all Taxes reflected thereon. FBLB’s 2017 “S corporation” federal income tax return and any applicable state or local income or franchise tax returns will be prepared and filed by FBLB no later than the Closing Date, without extensions. No later than 10 days prior to the due date (including extensions) for filing any income or franchise Tax Returns referred to in the foregoing sentence, FBLB will deliver such Returns to Heartland for review and comment. With respect to any Returns referred to in the first sentence of this subsection (a) other than income and franchise Tax Returns, FBLB will deliver such Returns to Heartland no later than five days prior to the due date (including extensions) for filing such Returns and Heartland will have the right to review and comment on such other Returns. The relevant FBLB Entity will consider the comments of Heartland in good faith and will incorporate comments reasonably requested by Heartland in each such Return prior to filing thereof.

(b)Heartland, at its own expense, will prepare and timely file (or cause to be prepared and timely filed) all Returns of the FBLB Entities required to be filed after the Effective Date. Heartland will prepare and file all such Returns in respect of a taxable period which ends on or prior to the Effective Date that are not required to be filed on or before the Effective Date, and all such Tax Returns in respect of a taxable period which begins before and ends after the Effective Date, consistent with past practices of the FBLB Entity, to the extent such practices comply with applicable Law.

(c)FBLB will be liable for any transfer, value added, excise, stock transfer, stamp, recording, registration and any similar Taxes that become payable in connection with the Merger and other transactions contemplated hereby. The applicable parties will cooperate in preparing and filing such forms and documents as may be necessary to permit any such Transfer Tax to be assessed and paid on or prior to the Effective Date in accordance with any available pre‑sale filing procedure, and to obtain any exemption from or refund of any such Transfer Tax.

(d)The FBLB Entities and Heartland will cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Returns pursuant to this Section 5.7 and in connection with any audit, litigation or other proceeding with respect to Taxes. Such cooperation will include the retention and (upon the other party’s reasonable request) the provision of records and information (including making such records and information available for copying) which are reasonably relevant to any such audit, litigation or other proceeding, the timely provision to the other party of powers of attorney or similar authorizations necessary to carry out the purposes of this

Section 5.7, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Heartland and each of the FBLB Entities agrees to retain all books and records with respect to Tax matters pertinent to the FBLB Entities relating to any taxable period which ends on or prior to the Effective Date until the expiration of the statute of limitations (and, to the extent notified by Heartland or its Affiliate, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Governmental Entity.

5.8No Solicitation.

(a)FBLB will not, and FBLB will each use its best efforts to cause the other FBLB Entities and the officers, directors, employees agents and authorized representatives (“Representatives”) of all FBLB Entities not to, directly or indirectly, (i) solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal or take any action that would reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any information regarding any FBLB Entity to any Person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that would reasonably be expected to lead to an Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or that would reasonably be expected to lead to an Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction; provided, however, that prior to the adoption of this Agreement by the Required FBLB Shareholder Vote, this Section 5.8(a) will not prohibit FBLB from furnishing nonpublic information regarding the FBLB Entities to, or entering into discussions or negotiations with, any Person in response to a Superior Proposal that is submitted to FBLB by such Person (and not withdrawn) if (1) neither FBLB nor any other FBLB Entities and any of their respective Representatives have violated any of the restrictions set forth in this Section 5.8(a), (2) the Board of Directors of FBLB concludes in good faith, after having consulted with and considered the advice of outside counsel to FBLB, that such action is required in order for the Board of Directors of FBLB to comply with its fiduciary obligations to FBLB’s shareholders under applicable Law, (3) at least two Business Days prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, FBLB gives Heartland written notice of the identity of such Person and of FBLB’s intention to furnish nonpublic information to, or enter into discussions with, such Person, and FBLB receives from such Person an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such Person by or on behalf of FBLB and (4) at least two Business Days prior to furnishing any such nonpublic information to such Person, FBLB furnishes such nonpublic information to Heartland (to the extent such nonpublic information has not been previously furnished by the FBLB to Heartland). Without limiting the generality of the foregoing, FBLB acknowledges and agrees that any violation of or the taking of any action inconsistent with any of the restrictions set forth in the preceding sentence by any FBLB Entity or any of its Representatives will be deemed to constitute a breach of this Section 5.8(a) by FBLB.

(b)FBLB will promptly (and in no event later than 24 hours after receipt of any Acquisition Proposal, any inquiry or indication of interest that would reasonably be expected to lead to an Acquisition Proposal or any request for nonpublic information) advise Heartland orally and in writing of any Acquisition Proposal, any inquiry or indication of interest that would reasonably be expected to lead to an Acquisition Proposal or any request for nonpublic information relating to any of the FBLB Entities (including the identity of the Person making or submitting such Acquisition Proposal, inquiry, indication of interest or request, and the terms thereof) that is made or submitted by any Person prior to the Closing Date. FBLB will keep Heartland fully informed with respect to the status of any such Acquisition Proposal, inquiry, indication of interest or request and any modification or proposed modification thereto.

(c)FBLB will immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal.

(d)FBLB will not release or permit the release of any Person from, or waive or permit the waiver of any provision of, any confidentiality, “standstill” or similar agreement to which FBLB is a party, and will enforce or cause to be enforced each such agreement at the request of Heartland. FBLB will promptly request each Person that has executed, within 12 months prior to the date of this Agreement, a confidentiality agreement in connection with its consideration of a possible Acquisition Transaction or equity investment to return all confidential information heretofore furnished to such Person by or on behalf of FBLB.

5.9Maintenance of Allowance for Loan and Lease Losses. FBLB will cause each FBLB Entity to maintain its ALLL in compliance with GAAP and Regulatory Accounting Principles and its existing methodology for determining the adequacy of the ALLL, as well as the standards established by all applicable Governmental Entities and the Financial Accounting Standards Board. FBLB agrees that the ALLL of each FBLB Entity will be adequate under all standards, and that the ALLL will be consistent with the historical loss experience of the applicable FBLB Entity. Without limiting the generality of the foregoing, without the consent of Heartland or as set forth in Schedule 5.9, FBLB will not permit any FBLB Entity to reverse any amount of its previously established ALLL or allow the ALLL to be less than $9,300,000; provided, however, that an FBLB Entity may reverse a portion of its previously established ALLL relating to any of the distressed loans listed on Schedule 5.9 (in which case the ALLL may be reduced to an amount equal to $9,300,000, less the amount of such ALLL reversal), but only if (a) all amounts owed to such FBLB Entity under any such distressed loan are repaid in full, or (b) all amounts owed under any such distressed loan are written off by such FBLB Entity. Schedule 5.9 sets forth the amount of the ALLL associated with each distressed loan listed on Schedule 5.9.

5.10Heartland Forbearances. Except as expressly permitted by this Agreement or with the prior written consent of FBLB (which will not be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement in accordance with Article 8, Heartland will not, and will not permit any of its Subsidiaries to, except as may be required by applicable Law, any Governmental Order or policies imposed by any Governmental Entity, (a) take any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement, or (b) take, or omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article 7 not being or becoming not being capable of being satisfied.

5.11FBLB Forbearances. Except as expressly permitted by this Agreement or with the prior written consent of Heartland, during the period from the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement in accordance with Article 8, FBLB will not, and will not permit any FBLB Entity, except as may be required by applicable Law, any Governmental Order or policies imposed by any Governmental Entity, (a) take any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement, or (b) take, or omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article 7 not being or becoming not being capable of being satisfied.

ARTICLE 6
ADDITIONAL COVENANTS AND AGREEMENTS

6.1Filings and Regulatory Approvals. Heartland and FBLB will use all commercially reasonable efforts and will cooperate with each other in the preparation and filing of, and Heartland will file, promptly after the date of this Agreement, all applications, notices or other documents required to obtain the Regulatory Approvals, and Heartland will provide copies of the non-confidential portions of such applications, filings and related correspondence to FBLB. Prior to filing each application, registration statement or other document with the applicable Governmental Entity, each party will provide the other party with an opportunity to review and comment on the non-confidential portions of each such application, registration statement or other document and will discuss with the other party which portions of this Agreement will be designated as confidential portions of such applications. Each party will use all commercially reasonable efforts and will cooperate with the other party in taking any other actions necessary to obtain such regulatory or other approvals and consents, including participating in any required hearings or proceedings. Subject to the terms and conditions herein provided, each party will use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement. Heartland will pay, or will cause to be paid, any applicable fees and expenses in connection with the preparation and filing of such regulatory filings necessary to obtain the Regulatory Approvals.

6.2Shareholder Meeting; Registration Statement.

(a)FBLB will call a special meeting of its shareholders (the “FBLB Shareholder Meeting”) for the purpose of voting upon this Agreement and the Merger, and will schedule such meeting based on consultation with Heartland as soon as practicable after the Registration Statement is declared effective. The Board of Directors of FBLB will recommend that the shareholders approve this Agreement and the Merger (the “FBLB Board Recommendation”), and FBLB will use its best efforts (including soliciting proxies for such approval) to obtain the Required FBLB Shareholder Vote. The FBLB Board Recommendation may not be withdrawn or modified in a manner adverse to Heartland, and no resolution by the Board of Directors of FBLB or any committee thereof to withdraw or modify the FBLB Board Recommendation in a manner adverse to FBLB may be adopted; provided, however, that notwithstanding the foregoing, prior to the adoption of this Agreement by the Required FBLB Shareholder Vote, the Board of Directors of FBLB may withdraw, qualify or modify the FBLB Board Recommendation or approve, adopt, recommend or otherwise declare advisable any Superior Proposal made after the date hereof and not solicited, initiated or encouraged in breach of Section 5.8, if the Board of Directors of FBLB determines in good faith, after consultation with outside counsel, that failure to do so would be likely to result in a breach of fiduciary duties under applicable law (a “Change of FBLB Board Recommendation”). In determining whether to make a Change of FBLB Board Recommendation in response to a Superior Proposal or otherwise, the Board of Directors of FBLB will take into account any changes to the terms of this Agreement proposed by Heartland or any other information provided by Heartland in response to such notice.

(b)For the purposes of (i) holding the FBLB Shareholder Meeting and (ii) registering Heartland Common Stock to be issued to shareholders of FBLB in connection with the Merger with the SEC and with applicable state securities authorities, Heartland will prepare, with the cooperation of FBLB (which will, for the avoidance of doubt, be given the opportunity to participate in the preparation of the Registration Statement and will have the right to approve the content of the Registration Statement relating to the FBLB Entities), a registration statement on Form S‑4 (such registration statement, together with all and any amendments and supplements thereto, being herein referred to as the “Registration Statement”), which will include a proxy statement/prospectus satisfying all applicable requirements of the Securities Act, the Exchange Act and applicable Blue Sky Laws (such proxy statement/prospectus, together with any and all amendments or supplements thereto, being herein referred to as the “Proxy Statement/Prospectus”).

(c)Heartland will furnish such information concerning Heartland and its Subsidiaries as is necessary in order to cause the Proxy Statement/Prospectus and the Registration Statement, insofar as they relate to Heartland and its Subsidiaries, to be prepared in accordance with Section 6.2(b). Heartland agrees promptly to notify FBLB if at any time prior to the FBLB Shareholder Meeting any information provided by Heartland in the Proxy Statement/Prospectus becomes incorrect or incomplete in any material respect, and to provide the information needed to correct such inaccuracy or omission.

(d)FBLB will promptly furnish Heartland with such information concerning FBLB or FB&T as is necessary in order to cause the Proxy Statement/Prospectus and the Registration Statement, insofar as they relate to FBLB or FB&T, to be prepared in accordance with Section 6.2(b), including the opinion of counsel as to Tax matters required to be filed as an exhibit thereto. FBLB agrees promptly to notify Heartland if at any time prior to the FBLB Shareholder Meeting any information provided by FBLB in the Proxy Statement/Prospectus becomes incorrect or incomplete in any material respect, and to provide Heartland with the information needed to correct such inaccuracy or omission.

(e)Heartland will promptly file the Registration Statement with the SEC and applicable state securities agencies. Heartland will use commercially reasonable efforts to cause (i) the Registration Statement to become effective under the Securities Act and applicable Blue Sky Laws at the earliest practicable date, and (ii) the shares of Heartland Common Stock issuable to the shareholders of FBLB to be authorized for listing on the NASDAQ Global Select Market or other national securities exchange. At the time the Registration Statement becomes effective, Heartland will use its commercially reasonable efforts to ensure that the Registration Statement complies in all material respects with the provisions of the Securities Act and applicable Blue Sky Laws. FBLB hereby authorizes Heartland to utilize in the Registration Statement the information concerning the FBLB Entities provided to Heartland for the purpose of inclusion in the Proxy Statement/Prospectus. Heartland will advise FBLB promptly when the Registration Statement has become effective and of any supplements or amendments thereto, and Heartland will furnish FBLB with copies of all such documents. Prior to the Effective Time or the termination of this Agreement, each party will consult with the other with respect to any material (other than the Proxy Statement/Prospectus) that might constitute a “prospectus” relating to the Merger within the meaning of the Securities Act.

(f)None of the information relating to Heartland and its Subsidiaries that is provided by Heartland for inclusion in: (i) the Proxy Statement/Prospectus, any filings or approvals under applicable federal or state banking Laws or regulations or state securities Laws, or any filing pursuant to the Securities Act will, at the time of mailing the Proxy Statement/Prospectus to FBLB’s shareholders, at the time of the FBLB Shareholder Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; and (ii) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(g)None of the information relating to the FBLB Entities that is provided by FBLB for inclusion in: (i) the Proxy Statement/Prospectus, any approvals under applicable federal or state banking Laws or regulations or state securities Laws, or any filing pursuant to the Securities Act will, at the time of mailing the Proxy Statement/Prospectus to FBLB’s shareholders, at the time of the FBLB Shareholder Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; and (ii) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(h)Heartland will bear the costs of all SEC filing fees with respect to the Registration Statement and the costs of qualifying the shares of Heartland Common Stock under the Blue Sky Laws, to the extent necessary. Heartland will also bear the costs of all NASDAQ listing fees with respect to listing the shares of Heartland Common Stock on the NASDAQ Global Select Market or other national securities exchange pursuant to this Agreement. Heartland will bear all printing and mailing costs in connection with the preparation and mailing of the Proxy Statement/Prospectus to FBLB and Heartland shareholders. Heartland and FBLB will each bear their own legal and accounting expenses in connection with the preparation of the Proxy Statement/Prospectus and the Registration Statement.

6.3Establishment of Accruals. If requested by Heartland, on the Business Day immediately prior to the Closing Date, FBLB will cause FB&T and any FBLB Subsidiary, consistent with GAAP, to establish such additional accruals and reserves as Heartland indicates are necessary to conform their accounting and credit loss reserve practices and methods to those of Heartland (as such practices and methods are to be applied to FB&T and the FB&T Subsidiaries from and after the Effective Time) and reflect Heartland’s plans with respect to the conduct of the businesses of FB&T and the FB&T Subsidiaries following the Merger and to provide for the costs and expenses relating to the consummation by FBLB of the transactions contemplated by this Agreement; provided, however, that any such accruals and reserves will not affect the determination of Adjusted Tangible Common Equity. No such accruals or reserves will of itself constitute or be deemed to be a breach, violation or failure to satisfy any representation, warranty, covenant, condition or other provision or constitute grounds for termination of this Agreement or be an acknowledgment by FBLB (a) of any adverse circumstances for purposes of determining whether the conditions to Heartland’s obligations under this Agreement have been satisfied; or (b) that such adjustment has any bearing on the Aggregate Merger Consideration. In no event will any accrual, reserve or other adjustment required or permitted by this Section 6.3 require any prior filing with any Governmental Entity or violate any Law, rule or order applicable to FB&T and the FB&T Subsidiaries.

6.4Employee Matters.

(a)General. At the request of Heartland, FBLB agrees to terminate any Plans as of the Effective Time on terms reasonably acceptable to Heartland. If any Plans are not so terminated, after the Effective Time, Heartland will have the right to continue, amend, merge or terminate any of such Plans in accordance with the terms thereof and subject to any limitation arising under applicable Law, including Tax qualification requirements. FBLB agrees that, at the request of Heartland, each of the FBLB Entities and any Commonly Controlled Entity will cease to be a participating employer of, and will cease making contributions to or otherwise providing benefits under, any Plan, as of the Effective Time. If, after the Effective Time, there are any Plans for which the Surviving Corporation or any of its Subsidiaries continues to be a participating employer, Heartland will have the right to discontinue such participation in any of such Plans in accordance with the terms thereof and subject to any limitation arising under applicable Law. However, until Heartland will take such action, such Plans will continue in force for the benefit of present and former employees of the FBLB Entities who have any present or future entitlement to benefits under any of the Plans.

(b)Termination of KSOP. Unless Heartland directs FBLB otherwise in writing, no later than five Business Days prior to the Closing Date, the Board of Directors of FBLB will adopt resolutions, effective immediately prior to the Effective Date, (a) permanently discontinuing contributions to and terminating the KSOP, (b) converting the KSOP into a profit sharing plan, and (c) amending the KSOP, to the extent necessary, to comply with all applicable Laws. Such resolutions will provide that, as soon as administratively feasible following the Closing, but subject to any applicable regulatory requirements and receipt of any necessary regulatory approvals, the Surviving Corporation will direct the KSOP to distribute each participant’s vested account balance in a single lump sum, including vested accounts already in pay status. FBLB will also take such other actions in furtherance of the termination of the KSOP as Heartland may reasonably require.

(c)Participation in Heartland Benefit Plans. At a date no later than ten (10) Business Days after the Closing Date, each FBLB Employee will be eligible to participate in the health, vacation and other non-equity based employee benefit plans of Heartland or its Subsidiaries (the “Heartland Plans”) to the same extent as similarly situated employees of Heartland and to the extent permitted by the applicable Heartland Plan or applicable Law; provided, however, that nothing in this Section 6.4(c) or elsewhere in this Agreement will limit the right of Heartland or any of its Subsidiaries to amend or terminate a Heartland Plan at any time. With respect to the Heartland Plans, Heartland will, or will cause the Surviving Corporation or its Subsidiaries to: (i) with respect to each Heartland Plan that is a medical/prescription, dental or vision plan, (x) waive any exclusions for pre-existing conditions under such Heartland Plan that would result in a lack of coverage for any condition for which the applicable FBLB Employee would have been entitled to coverage under the corresponding Plan in which such FBLB Employee was an active participant immediately prior to his or her transfer to Heartland Plan, (y) waive any waiting period under such Heartland Plan, to the extent that such period exceeds the corresponding waiting period under the corresponding Plan in which such FBLB Employee was an active participant immediately prior to his or her transfer to Heartland Plan (after taking into account the service credit provided for herein for purposes of satisfying such waiting period), and (z) so long as the insurance companies of the FBLB Entities provide information related to the amount of such credit that is available to Heartland, provide each FBLB Employee with credit for deductibles paid by such FBLB Employee prior to his or her transfer to a Heartland Plan (to the same extent such credit was given under the analogous Plan prior to such transfer) in satisfying any applicable deductible or out-of-pocket requirements under such Heartland Plan for the plan year that includes such transfer and (ii) fully recognize service of the FBLB Employees with any of the FBLB Entities for purposes of eligibility to participate and vesting credit, and, solely with respect to vacation and severance benefits, benefit accrual in any Heartland Plan in which the FBLB Employees are eligible to participate after the Closing Date, to the extent that such service was recognized for that purpose under the analogous Plan prior to such transfer. Heartland will extend coverage to FBLB Employees for health care, dependent care and limited purpose health care flexible spending accounts established under Section 125 of the Code to the same extent as available to similarly situated employees of Heartland to the extent permitted by such Heartland Plans and applicable Law. Heartland will give effect to any elections made by FBLB Employees with respect to such accounts under any flexible benefits cafeteria plan of any FBLB Entity to the extent permitted by such Heartland Plan and applicable Law. FBLB Employees will be credited with amounts available for reimbursement equal to such amounts as were credited under any flexible benefits cafeteria plan of either FBLB or FB&T to the extent permitted by such Heartland Plan and applicable Law. The foregoing will not apply to the extent it would result in duplication of benefits.

(d)Terminated FBLB Employees. To the extent that Heartland terminates the employment of any employee of any of the FBLB Entities without Cause at, or within nine months after, the Effective Time, Heartland will offer such employee severance benefits equal to one week of base compensation for each full year of service to a FBLB Entity, with a minimum of two and a maximum of 12 weeks of severance pay, plus any unused accrued vacation time of such employee up to a maximum of three weeks, subject to the execution of a release of claims against Heartland, the Surviving Corporation and all FBLB Entities in a form reasonably acceptable to Heartland.

(e)FBLB Employee Retention Program. Prior to the Effective Time, FBLB and Heartland will mutually agree on and establish an employee retention bonus program and will allocate pursuant to such program cash awards to certain employees of the FBLB Entities, as mutually determined by Heartland and FBLB, to facilitate the retention of such employees to remain in the employ of one of the FBLB Entities through the completion of the system integration process between the FBLB Entities, on the one hand, and Heartland on the other hand.

(f)Affordable Care Act Reporting. As of the earlier of the Closing Date or the applicable reporting deadline under the Affordable Care Act, each FBLB Entity and any Commonly Controlled Entity will accurately complete and timely file with the IRS, and timely send to all covered individuals, as applicable, any required IRS Forms 1094‑B, 1095‑B, 1094‑C and 1095‑C for the 2016 calendar year with respect to each Plan that is subject to the Affordable Care Act.

(g)Limitation on Enforcement. This Agreement is an agreement solely between FBLB and Heartland. Nothing in this Agreement, including this Section 6.4, whether express or implied, confers upon any employee of any FBLB Entity, any employee of Heartland or its Subsidiaries or any other Person, any rights or remedies, including: (i) any right to employment or recall, (ii) any right to continued employment for any specified period, or (iii) any right to any particular compensation, benefit or aggregate benefits, or any other term or condition of employment, of any kind or nature whatsoever.

6.5Tax Treatment. Neither FBLB nor Heartland will take any action that would disqualify the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

6.6Updated Schedules. On a date 15 Business Days prior to the Effective Date and on the Effective Date, FBLB will modify any Schedule to this Agreement or add any Schedule or Schedules for the purpose of making the representations and warranties to which any such Schedule relates true and correct in all material respects as of such date, whether to correct any misstatement or omission in any Schedule or to reflect any additional information obtained by FBLB subsequent to the date any Schedule was previously delivered by FBLB to Heartland. Notwithstanding the foregoing, any updated Schedule will not have the effect of making any representation or warranty contained in this Agreement true and correct in all material respects for purposes of Section 7.3(a).

6.7Indemnification; Directors’ and Officers’ Insurance.

(a)Heartland agrees that all rights of the present and former directors and officers of any of the FBLB Entities to indemnification provided for in the Charter or Bylaws of such FBLB Entity, as applicable, as in effect on the date hereof, or required under any applicable Law (including rights to advancement of expenses and exculpation), will survive the Merger and continue in full force and effect until expiration of the applicable statute of limitations (each such director and officer being sometimes hereinafter be referred to as an “Indemnified Party”). Without limiting the generality of the foregoing, Heartland agrees that, following the Effective Time, the Surviving Corporation will indemnify any person made a party to any proceeding by reason of the fact that such person was a director, officer, member or employee of any of the FBLB Entities at or prior to the Effective Time to the fullest extent provided in, and will advance expenses in accordance with, the Charter and Bylaws of such FBLB Entity, as applicable, in the form previously provided to Heartland and effective as of the date of this Agreement, in each case subject to all the limitations set forth in such Charter and Bylaws. Notwithstanding anything to the contrary contained in this Section 6.7, nothing contained in this Agreement will require Heartland to indemnify, defend or hold harmless any Indemnified Party to a greater extent than any FBLB Entity may, as of the date of this Agreement, indemnify, defend and hold harmless such Indemnified Party, and any such indemnification provided pursuant to this Section 6.7 will be provided only to the extent that such indemnification is permitted by any applicable federal or state Laws.

(b)Prior to the Effective Time, FBLB will or, if FBLB is unable to, Heartland as of the Effective Time will, obtain a “tail” insurance policy with a claims period of at least six (6) years from and after the Effective Time with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favorable to the Indemnified Parties as the existing policies of the FBLB Entities with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). Heartland will pay the premium for such D&O Insurance tail policy; provided, however, that in no event will Heartland be required to expend more than 200% of the current amount expended on an annual basis by FBLB and FB&T to procure their existing D&O Insurance policies. If FBLB or Heartland for any reason is unable to obtain such tail D&O Insurance policy on or prior to the Effective Time, Heartland will obtain as much as comparable D&O Insurance as is available at a cost in the aggregate for such six-year period up to 200% of the current annual premiums expended by the FBLB Entities for their existing D&O Insurance policies. Any insurance premium payments made by Heartland pursuant to this Section 6.7(b) will be considered Transaction Expenses in accordance with the definition of “Transaction Expenses” set forth in Article I.

(c)The provisions of this Section 6.7 are intended to be for the benefit of, and will be enforceable by, each Indemnified Party as if he or she were a party to this Agreement. The indemnification rights provided to each Indemnified Party pursuant hereto will be in addition to all other indemnification rights provided to such Indemnified Party under any Contract between any of the FBLB Entities and such Indemnified Party.

6.8Statutory Trusts. FB&T, as the owner of the Statutory Trust Securities that are common securities, will cause each of the Statutory Trusts (a) to remain a statutory trust, (b) to otherwise continue to be classified as a grantor trust for federal income Tax purposes, and (c) to cause each holder of Statutory Trust Securities that are preferred securities to be treated as owning an undivided beneficial interest in the Statutory Trust Debentures. Upon the Effective Time, Heartland will assume FB&T’s obligations and acquire its rights relating to the Statutory Trusts, including FB&T’s obligations and rights under the Statutory Trust Debentures, Statutory Trust Securities and the other Statutory Trust Agreements. In connection therewith, FB&T will assist Heartland in assuming FB&T’s obligations and acquiring its rights under the Statutory Trusts, and will provide the documentation required to make such assumption of obligations and acquisition of rights effective including any supplemental indentures or certificates that may be required under the Statutory Trust Agreements. Subject to the terms of the Statutory Trust Securities, immediately prior to the Closing, FB&T will pay, or cause to be paid, to the proper Persons all deferred and accrued but unpaid interest and any outstanding fees relating to the Statutory Trust Debentures and the Statutory Trusts.

6.9Determination of Adjusted Tangible Common Equity. As soon as practicable after the Determination Date, FBLB will prepare the FBLB Determination Date Balance Sheet. Within five (5) Business Days following the Determination Date, FBLB will prepare and deliver to Heartland its good faith determination of (a) the Adjusted Tangible Common Equity, together with reasonable support therefor (including the FBLB Determination Date Balance Sheet), and (b) the FBLB Determination Date Transaction Expenses, together with reasonable support therefor. If FBLB and Heartland agree on the amount of the Adjusted Tangible Common Equity, such amount will be final and conclusive. If Heartland and FBLB disagree as to such calculations and are unable to reconcile their differences in writing within five (5) Business Days, unless otherwise agreed upon by the parties, the items in dispute will be submitted to a mutually acceptable independent national accounting firm in the United States for final determination, and the calculations will be deemed adjusted in accordance with the determination of the independent accounting firm and will become binding, final and conclusive upon all of the parties hereto. The independent accounting firm will consider only the items in dispute and will be instructed to act within five (5) Business Days (or such longer period as FBLB and Heartland may agree) to resolve all items in dispute. FBLB and Heartland will share equally the payment of reasonable fees and expenses of the independent accounting firm.

6.10Nomination of Orr for Election as Heartland Director. Heartland agrees to nominate Orr for election to its Board of Directors at an annual meeting of Heartland’s shareholders at such time as Orr’s appointment as a director would not result in the number of Heartland directors who are not “Independent Directors” (as defined in Rule 5605(a)(2) of the NASDAQ Marketplace Rules) to exceed the number of Independent Directors. FBLB understands and acknowledges that, prior to such nomination of Orr, Heartland (a) will need to comply with its prior agreement to nominate another Person for election to its Board who will not be an Independent Director, and (b) will have to obtain approval by Heartland’s shareholders of a proposal to amend its Charter to increase the maximum size of Heartland’s Board.

6.11Heartland Confidential Information. Any confidential information or trade secrets of each of Heartland and its Subsidiaries received by any of the FBLB Entities or its employees or agents in the course of the negotiation and consummation of the Merger will be treated confidentially and held in confidence pursuant to the NDA, and any correspondence, memoranda, records, copies, documents and electronic or other media of any kind containing either such confidential information or trade secrets or both will be destroyed by such FBLB Entity or, at Heartland’s request, returned to Heartland if this Agreement is terminated as provided in Article 8. Such information will not be used by either of FBLB or FB&T or its employees or agents to the detriment of Heartland and its Subsidiaries, and will at all times be maintained and held in compliance with the NDA.

6.12Indemnification Waiver Agreement. FBLB will cause the KSOP Trustees to execute the Indemnification Waiver Agreement.

6.13Reservation of Heartland Common Stock. Heartland agrees at all times from the date of this Agreement until the Merger Consideration has been paid in full to reserve a sufficient number of shares of Heartland Common Stock to fulfill its obligations under this Agreement.

6.14Special Tax Holdback.

(a)If, as of the time of satisfaction of the conditions set forth in Article 7 (other than conditions that by their terms are required to be satisfied at Closing), FBLB has not received a ruling under Section 1362(f) of the Code that FBLB will be treated as a valid “S corporation” at all times since January 1, 1999 (the “IRS Ruling”) in scope, form and substance reasonably acceptable to Heartland, the Per Share Holdback Amount will be held back from the Stock Consideration that any holder of FBLB Common Stock is entitled to receive for each FBLB Converted Common Share pursuant to Sections 2.3(a), 2.4 and 2.6 of this Agreement. The Aggregate Tax Holdback Amount will be subject to the terms and conditions of this Section 6.14. Heartland agrees that, at all times from the Closing Date until the Aggregate Tax Holdback Amount has been used in full to satisfy Special Tax Losses or released to the former holders of FBLB Common Stock pursuant to the provisions of this Section 6.14, to reserve a sufficient number of shares of Heartland Common Stock to fulfill its obligations with respect to the release of all or a portion of the Aggregate Tax Holdback Amount.

(b)FBLB will promptly provide Heartland with a copy of any request to the IRS for the IRS Ruling (the “Ruling Request”) and all attachments thereto, and will notify and inform Heartland of all subsequent correspondence and communications with the IRS regarding the Ruling Request. In addition, FBLB will provide Heartland with copies of all subsequent written correspondence and documents submitted to the IRS in connection with the Ruling Request. FBLB will provide Heartland with a true and correct copy of the IRS Ruling, if received, as soon as practicable after receipt by FBLB.

(c)From and after the Closing Date, Heartland and its Affiliates (the “Tax Indemnified Parties”) will be indemnified and held harmless from and against any Special Tax Losses incurred by them. Claims by the Tax Indemnified Parties for indemnification of Special Tax Losses will be recovered solely from, and be limited to, the Aggregate Tax Holdback Amount that, at the time of any such claim, has not been released pursuant to the terms hereof, and will be subject to the terms and conditions of this Section 6.14.

(d)After the Closing Date, Heartland will promptly notify the Stockholder Representative in writing of any Tax assessment, demand, claim, or notice of the commencement of an audit received from the IRS or any other Governmental Entity (collectively, a “Tax Claim”) with respect to Taxes that could result in Special Tax Losses, but in any event within 10 days following receipt thereof. Notwithstanding the foregoing, a failure to give timely notice will not affect a Tax Indemnified Party’s rights to indemnification under this Section 6.14, except to the extent that the rights of the former holders of FBLB Common Stock are prejudiced thereby. Such notice will contain factual information (to the extent known) describing the Tax Claim and will include copies of the relevant portion of any notices or other documents received from the IRS or any other Governmental Entity with respect to any such Tax Claim, and will be updated to include notices or other documents subsequently received relating to such Tax Claim.

(e)Heartland will control any Tax Proceeding with respect to any Tax Claim that could result in an indemnification claim payable from the Aggregate Tax Holdback Amount for Special Tax Losses pursuant to this Section 6.14. The Stockholder Representative will be permitted to participate in all Tax Proceedings and any proceedings or communications related to the Ruling Request, if any, and employ counsel and Tax advisors with respect thereto at his own expense; provided, however, that the Stockholder Representative will be entitled to reimbursement of reasonable third-party costs, after the payment of any Special Tax Losses and prior to the distribution of any portion of the Aggregate Tax Holdback Amount to the former holders of FBLB Common Stock pursuant to Sections 6.14(h), (i), (j) or (k); further provided, however, that the Stockholder Representative will be entitled to reimbursement of his reasonable third-party costs only upon written request and presentation to Heartland of invoices and other written documentation supporting such third-party costs incurred by the Shareholder Representative. Heartland will provide to the Stockholder Representative and his counsel and Tax advisors all information reasonably requested with respect to any Tax Claim, Tax Proceeding and Ruling Request. Heartland and its Affiliates, on the one hand, and the Stockholder Representative, on the other hand, will cooperate, to the extent reasonably requested by each other, in connection with any Tax Claim, Tax Proceeding, and Ruling Request, including by the retention and (upon the reasonable request of Heartland and its Affiliates or the Stockholder Representative, as the case may be) the provision of records, documents and information reasonably relevant to such Tax Claim, Tax Proceeding, Ruling Request or IRS Ruling, and by making employees and other Persons available on a mutually convenient basis to provide additional information. Heartland, its Affiliates and the Stockholder Representative will act in good faith to resolve any such Tax Claim or Tax Proceeding or issues related to any Ruling Request. Neither Heartland nor any of its Affiliates will enter into any settlement or compromise of any Tax Proceeding that could result in an indemnification claim for Special Tax Losses payable from the Aggregate Tax Holdback Amount without the prior written consent of the Stockholder Representative (which consent will not be unreasonably withheld, conditioned or delayed).

(f)Any of the Tax Indemnified Parties will be deemed to incur a Special Tax Loss (including reasonable out-of-pocket costs related thereto) at the time such party pays any Special Tax Losses to a Governmental Entity following the closing of a Tax Proceeding or a “determination” of a Tax Claim within the meaning of Section 1313 of the Code, or at the time such Tax Indemnified Party pays an applicable third party for out-of-pocket costs related to the Tax Claim or Tax Proceeding. Any such Special Tax Loss (including reasonable out-of-pocket costs related thereto) will result in a reduction in the portion of shares of Heartland Common Stock to which such Special Tax Loss relates under Section 6.14(h), (i), (j) or (k), based on the closing price of Heartland Common Stock as quoted on the NASDAQ Global Select Market as of the last trading day immediately preceding such date on which the Special Tax Loss is deemed to have been incurred (the “Heartland Common Stock Special Tax Loss Price”).

(g)The Aggregate Tax Holdback Amount (or the applicable portion thereof) will be retained by Heartland from the Closing Date until the earliest of receipt by FBLB of the IRS Ruling, in scope, form and substance reasonably satisfactory to Heartland, or the First Release Date, the Second Release Date, the Third Release Date or the Fourth Release Date, as the case may be. If the IRS Ruling is received, after the Closing Date, in scope, form and substance reasonably satisfactory to Heartland, Heartland or a paying agent appointed by Heartland will release the Aggregate Tax Holdback Amount within 10 Business Days following the date on which Heartland receives the IRS Ruling to the Stockholder Representative for the benefit of the former holders of FBLB Common Stock pro rata in accordance with their holdings of each FBLB Converted Share. Heartland will provide to the Stockholder

Representative an accounting of the Aggregate Tax Holdback Amount remaining on a quarterly basis and at the time any Special Tax Loss is paid.

(h)Within 10 Business Days after the First Release Date, to the extent that the Aggregate Tax Holdback has not been earlier released in connection with receipt of the IRS Ruling, Heartland or a paying agent appointed by Heartland will distribute 62,036 shares of Heartland Common Stock to the Stockholder Representative for the benefit of the former holders of FBLB Common Stock pro rata in accordance with their holdings of each FBLB Converted Share; provided, however, that such amount of shares will be adjusted downward for (i) decreases attributable to all amounts paid or to be paid by Heartland from the Aggregate Tax Holdback Amount in satisfaction of any Special Tax Loss relating to FBLB’s 2014 U.S. Federal income Tax Liability and Tax year, and (ii) decreases for all pending Tax Claims that could reasonably result in a Special Tax Loss relating to FBLB’s 2014 U.S. Federal income Tax Liability and Tax year that would be paid from the Aggregate Tax Holdback Amount.

(i)Within 10 Business Days after the Second Release Date, to the extent that the Aggregate Tax Holdback has not been earlier released in connection with receipt of the IRS Ruling, Heartland or a paying agent appointed by Heartland will distribute 77,441 shares of Heartland Common Stock to the Stockholder Representative for the benefit of the former holders of FBLB Common Stock pro rata in accordance with their holdings of each FBLB Converted Share; provided, however, that such amount will be adjusted downward for (i) decreases attributable to all amounts paid or to be paid by Heartland from the Aggregate Tax Holdback Amount in satisfaction of any Special Tax Loss relating to FBLB’s 2015 U.S. Federal income Tax Liability and Tax year, and (ii) decreases for all pending Tax Claims that could reasonably result in a Special Tax Loss relating to FBLB’s 2015 U.S. Federal income Tax Liability and Tax year that would be paid from the Aggregate Tax Holdback Amount.

(j)Within 10 Business Days after the Third Release Date, to the extent that the Aggregate Tax Holdback has not been earlier released in connection with receipt of the IRS Ruling, Heartland or a paying agent appointed by Heartland will distribute 109,329 shares of Heartland Common Stock to the Stockholder Representative for the benefit of the former holders of FBLB Common Stock pro rata in accordance with their holdings of each FBLB Converted Share; provided, however, that such amount will be adjusted downward for (i) decreases attributable to all amounts paid or to be paid by Heartland from the Aggregate Tax Holdback Amount in satisfaction of any Special Tax Loss relating to FBLB’s 2016 U.S. Federal income Tax Liability and Tax year, and (ii) decreases for all pending Tax Claims that could reasonably result in a Special Tax Loss relating to FBLB’s 2016 U.S. Federal income Tax Liability and Tax year that would be paid from the Aggregate Tax Holdback Amount.

(k)Within 10 Business Days after the Fourth Release Date, to the extent that the Aggregate Tax Holdback has not been earlier released in connection with receipt of the IRS Ruling, Heartland or a paying agent appointed by Heartland will distribute 141,700 shares of Heartland Common Stock to the Stockholder Representative for the benefit of the former holders of FBLB Common Stock pro rata in accordance with their holdings of each FBLB Converted Share; provided, however, that such amount will be adjusted downward for (i) decreases attributable to all amounts paid or to be paid by Heartland from the Aggregate Tax Holdback Amount in satisfaction of any Special Tax Loss relating to FBLB’s 2017 U.S. Federal income Tax Liability and Tax year, and (ii) decreases for all pending Tax Claims that could reasonably result in a Special Tax Loss relating to FBLB’s 2017 U.S. Federal income Tax Liability and Tax year that would be paid from the Aggregate Tax Holdback Amount.

(l)Any shares of Heartland Common Stock in the Aggregate Tax Holdback Amount that are retained by Heartland pursuant to Section 6.14(h), (i), (j) or (k) due to a pending Tax Claim will be promptly distributed to the Stockholder Representative for the benefit of the former holders of FBLB Common Stock pro rata in accordance with their holdings of each FBLB Converted Share after the final resolution of such pending Tax Claim and the payment of any Special Tax Losses attributable thereto, but in any event within 10 Business Days following the final resolution of such pending Tax Claim and the payment of any applicable Special Tax Losses attributable thereto. No fractional shares of Heartland Common Stock will be issued upon the release of shares subject to holdback under this Section, and in lieu of any fractional share, Heartland will pay an amount of cash (without interest) equal to the product of (i) the Heartland Common Stock Special Tax Loss Price, multiplied by (ii) the fractional share interest to which such holder would otherwise be entitled.

(m)Concurrently with the release of shares of Heartland Common Stock as provided in accordance with this Section 6.14, Heartland will also pay to the Stockholder Representative for the benefit of the former holders of FBLB Common Stock pro rata in accordance with their holdings of each FBLB Converted Share an amount of cash equal to the dividends that would have otherwise been payable with respect to such released shares, assuming such shares had been issued and outstanding from the Effective Time through the date of such release.

(n)The number of shares of Heartland Common Stock subject to holdback will be adjusted appropriately to reflect any change in the number of shares of Heartland Common Stock by reason of any stock dividends or splits, reclassification, recapitalization or conversion with respect to Heartland Common Stock, received or to be received by holders of Heartland Common Stock, when the record date or payment occurs after the Effective Time and prior to the date on which such holdback amount is released. Any agreement relating to a merger, consolidation, share exchange or similar transaction to which Heartland is acquired and which provides for the exchange of Heartland Common Stock for cash or other securities will include provisions sufficient to ensure that the shares subject to the holdback provisions contained in this Section 6.14 are treated in the same manner as shares of Heartland Common Stock outstanding as of the date of any merger, consolidation, share exchange or other similar transaction.

(o)By approving this Agreement and the transactions contemplated hereby or by executing a Letter of Transmittal, each holder of FBLB Common Stock will have irrevocably (i) authorized and appointed the Stockholder Representative as such holder’s representative to act on behalf of the holder with respect to the matters set forth in this Section 6.14, and (ii) agreed that the Stockholder Representative will not be liable, responsible or accountable in damages or otherwise to the holders of FBLB Common Stock for any Liabilities incurred by reason of any error in judgment or any act or failure to act arising out of the activities of the Stockholder Representative on behalf or in respect of the holders of FBLB Common Stock, including (A) the failure to perform any acts he is not expressly obligated to perform under this Agreement, (B) any acts or failures to act made in good faith or on the advice of legal counsel, accountants or other consultants to the Stockholder Representative, or (C) any other matter beyond the control of the Stockholder Representative.

ARTICLE 7
CONDITIONS

7.1Conditions to Obligations of Each Party. The respective obligations of each party to effect the transactions contemplated hereby will be subject to the fulfillment at or prior to the Effective Time of the following conditions:

(a)Regulatory Approvals. The Bank Regulatory Approvals will have been obtained and the applicable waiting periods, if any, under all statutory or regulatory waiting periods will have lapsed. None of such approvals will contain any conditions or restrictions that would (i) be reasonably expected to be materially burdensome on, or impair in any material respect the benefits of the transactions contemplated by this Agreement to Heartland; (ii) require any Person other than Heartland to be deemed a bank holding company under the Bank Holding Company Act; (iii) require any Person other than Heartland to guaranty, support or maintain the capital of FB&T; (iv) prohibit direct or indirect ownership or operation by Heartland of all or a material portion of the business or assets of the FBLB Entities or Heartland or any of its Subsidiaries, or compel Heartland or any of its Subsidiaries or any FBLB Entity to dispose of or to hold separately all or a material portion of its business or assets or any of its Subsidiaries or of such FBLB Entity; or (v) require a material modification of, or impose any material limitation or restriction on, the activities, governance, legal structure, compensation or fee arrangements of Heartland or any of its Subsidiaries (any of the foregoing, a “Materially Burdensome Regulatory Condition”); provided, however, that the following will not be deemed to be included in the preceding list and will not be deemed a “Materially Burdensome Regulatory Condition”: any restraint, limitation, term, requirement, provision or condition that applies generally to bank holding companies and banks as provided by Law, written and publicly available supervisory guidance of general applicability, unwritten supervisory guidance of which Heartland has knowledge, in each case, as in effect on the date hereof.

(b)No Injunction. No injunction or other order entered by a state or federal court of competent jurisdiction will have been issued and remain in effect which would impair the consummation of the transactions contemplated hereby.

(c)No Prohibitive Change of Law. There will have been no Law, domestic or foreign, enacted or promulgated, which would materially impair the consummation of the transactions contemplated hereby.

(d)Governmental Action. There will not be any action taken, or any statute, rule, regulation, judgment, order or injunction proposed, enacted, entered, enforced, promulgated, issued or deemed applicable to the transactions contemplated hereby by any Governmental Entity which would reasonably be expected to result, directly or indirectly, in (i) restraining or prohibiting the consummation of the transactions contemplated hereby or obtaining material damages from any FBLB Entities or Heartland or any of Heartland’s Subsidiaries in connection with the transactions contemplated hereby, (ii) prohibiting direct or indirect ownership or operation by Heartland of all or a material portion of the businesses or assets of any FBLB Entity or of Heartland or any of its Subsidiaries, or to compelling Heartland or any of its Subsidiaries or any FBLB Entity to dispose of or to hold separately all or a material portion of the business or assets of Heartland or any of its Subsidiaries or of such FBLB Entity, as a result of the transactions contemplated hereby, or (iii) requiring direct or indirect divestiture by Heartland of any of its business or assets or of the business or assets of any FBLB Entity.

(e)No Termination. No party hereto will have terminated this Agreement as permitted herein.

(f)Shareholder Approval. The Merger will have been approved by the Required FBLB Shareholder Vote.

(g)Registration Statement. The Registration Statement will have been declared and will remain effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement will have been issued and no action, lawsuit, proceeding or investigation for that purpose will have been initiated or threatened by the SEC, and all approvals required under Blue Sky Laws relating to the shares of Heartland Common Stock issuable to the shareholders of FBLB hereunder will have been received. The shares of Heartland Common Stock issuable to the FBLB Shareholders will have been authorized for listing on the NASDAQ Global Select Market or other national securities exchange, subject to official notice of issuance.

7.2Additional Conditions to Obligation of FBLB. The obligation of FBLB to consummate the transactions contemplated hereby in accordance with the terms of this Agreement is also subject to the following conditions:

(a)Representations and Warranties. (i) The representations and warranties set forth in Article 3 that are not subject to materiality or Material Adverse Effect qualifications will be true and correct in all material respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties, except that any representation or warranty expressly made as of a specified date will only need to have been true on and as of such date, and (ii) the representations and warranties set forth in Article 3 that are subject to materiality or Material Adverse Effect qualifications will be true and correct in all respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties, except that any representation or warranty expressly made as of a specified date will only need to have been true on and as of such date.

(b)Agreements. Heartland will have performed and complied in all material respects with each of its agreements contained in this Agreement.

(c)Officer’s Certificate. Heartland will have furnished to FBLB a certificate of the Chief Executive Officer and Chief Financial Officer of Heartland, dated as of the Closing Date, in which such officers will certify to the conditions set forth in Sections 7.2(a) and (b).

(d)Heartland Secretary’s Certificate. Heartland will have furnished to FBLB (i) copies of the text of the resolutions by which the corporate action on the part of Heartland necessary to approve this Agreement and the transactions contemplated hereby were taken, and (ii) a certificate dated as of the Closing Date executed on behalf of Heartland by its corporate secretary or one of its assistant corporate secretaries certifying to FBLB that such copies are true, correct and complete copies of such resolutions and that such resolutions were duly adopted and have not been amended or rescinded.
(e)Change in Control of Heartland. Heartland will not have (i) been merged or consolidated with or into, or announced an agreement to merge with or into, another corporation in any transaction in which the holders of the voting securities of Heartland would not hold a majority of the voting securities of the surviving corporation, (ii) sold all or substantially all of its assets, or (iii) had one Person or group acquire, directly or indirectly, beneficial ownership of more than 50% of the outstanding Heartland Common Stock.

(f)Legal Opinion. FBLB will have received an opinion of Fenimore, Kay, Harrison & Ford, LLP that based on the terms of this Agreement and based on certain facts, representations and assumptions set forth in such opinion, the Merger will qualify as a reorganization under Section 368(a) of the Code. In rendering such opinion, such counsel may require and rely upon and may incorporate by reference representations and covenants, including representations and covenants contained in certificates of officers of FBLB and Heartland.

(g)Release of FBLB Personal Guarantees. FBLB will have received evidence in form reasonably satisfactory to FBLB that all personal guaranties relating to The Bankers Bank Indebtedness from the Persons listed on Schedule 7.2(g) will be unconditionally and automatically discharged and released not later than the Effective Time.

(h)Other Materials. FBLB will have received the materials set forth in Section 2.9(b).

7.3Additional Conditions to Obligation of Heartland. The obligation of Heartland to consummate the transactions contemplated hereby in accordance with the terms of this Agreement is also subject to the following conditions:

(a)Representations and Compliance. (i) The representations and warranties set forth in Article 4 that are not subject to materiality or Material Adverse Effect qualifications will be true and correct in all material respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties, except that any representation or warranty expressly made as of a specified date will only need to have been true on and as of such date, and (ii) the representations and warranties set forth in Article 4 that are subject to materiality or Material Adverse Effect qualifications will be true and correct in all respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties, except that any representation or warranty expressly made as of a specified date will only need to have been true on and as of such date.

(b)Agreements. FBLB will have performed and complied in all material respects with each of its agreements contained in this Agreement.

(c)Officers’ Certificate of FBLB. FBLB will have furnished to Heartland a certificate of the Chief Executive Officer and Chief Financial Officer of FBLB, dated as of the Closing Date, in which such officers will certify to the conditions set forth in Sections 7.3(a) and 7.3(b).

(d)FBLB Secretary’s Certificate. FBLB will have furnished to Heartland (i) copies of the text of the resolutions by which the corporate action on the part of FBLB necessary to approve this Agreement and the transactions contemplated hereby were taken, and (ii) a certificate dated as of the Closing Date executed on behalf of FBLB by its corporate secretary or one of its assistant corporate secretaries certifying to Heartland that such copies are true, correct and complete copies of such resolutions and that such resolutions were duly adopted and have not been amended or rescinded.

(e)Indemnification Waiver Agreements. FBLB will have furnished to Heartland the Indemnification Waiver Agreements executed by the members of the KSOP Committee and the KSOP Trustees, as the case may be.

(f)KSOP Committee Certificate. FBLB will have furnished to Heartland copies of the KSOP Committee Certificate executed by the members of the KSOP Committee.

(g)Dissenting Shares. The total number of Dissenting Shares will be no greater than seven and one-half percent (7.5%) of the number of issued and outstanding shares of FBLB Common Stock.

(h)Required Consents. Each Required Consent will have been obtained and be in full force and effect.

(i)No Equity Claims. No Person (other than a holder of shares of FBLB Common Stock) will have asserted that such Person (i) is the owner of, or has the right to acquire or to obtain ownership of, any capital stock of, or any other voting, equity or ownership interest in, either of FBLB or FB&T or (ii) is entitled to any of the Merger Consideration.

(j)Orr Employment Agreement. The Orr Employment Agreement will be in full force and effect, and Orr will not have indicated any intention of not fulfilling his obligations under the Orr Employment Agreement.

(k)Garland Employment Agreement. The Garland Employment Agreement will be in full force and effect, and Garland will not have indicated any intention of not fulfilling his obligations under the Garland Employment Agreement.

(l)Payment of SAR Amounts. FBLB will have provided for the distribution of the appropriate amounts of the SAR Payment to each holder of SARs.

(m)The Bankers Bank Indebtedness; Release of Liens. FBLB will have delivered to Heartland on or prior to the second Business Day prior to the Closing Date a payoff letter from The Bankers Bank evidencing the aggregate amount of The Bankers Bank Indebtedness, including (i) a customary statement that (A) if the aggregate amount of The Bankers Bank Indebtedness is paid to The Bankers Bank on the Closing Date, The Bankers Bank Indebtedness will be repaid in full and (B) all Liens securing The Bankers Bank Indebtedness will thereafter be automatically released and terminated, (ii) an authorization to file any Uniform Commercial Code termination statements, terminations and releases of outstanding mortgages and security interests as are reasonably necessary to release such Liens, and (iii) a customary statement that, upon the receipt of payment of the amount of The Bankers Bank Indebtedness, all tangible collateral (including all equity certificates) securing the obligations under The Bankers Bank Indebtedness in possession of The Bankers Bank with respect thereto will be promptly delivered to Heartland (the “Payoff Letter”).

(n)Director Support Agreements. FBLB will have furnished Heartland with executed copies of the Director Support Agreements in the form and substance reasonably acceptable to Heartland.

(o)Other Materials. Heartland will have received the materials set forth in Section 2.9(a).

ARTICLE 8
TERMINATION, AMENDMENT AND WAIVER

8.1Reasons for Termination. This Agreement, by written notice given to the other party prior to or at the Closing, may be terminated:

(a)by mutual consent of the Boards of Directors of Heartland and FBLB;

(b)by either party in the event a Law or Governmental Order will have been enacted, entered, enforced, promulgated, issued or deemed applicable to the transactions contemplated by this Agreement by any Governmental Entity that prohibits the Closing;

(c)by either party in the event any approval, consent or waiver of any Governmental Entity required to permit the consummation of the transactions contemplated by this Agreement will have been denied and such denial has become final and non-appealable (unless such denial arises out of, or results from, a material breach by the party seeking to terminate this Agreement of any representation, warranty or covenant of such party);

(d)by FBLB if:

(i)the Closing has not occurred by July 31, 2018 (the “Termination Date”); provided that FBLB will not be entitled to terminate this Agreement pursuant to this clause (d)(i) if (x) FBLB’s failure to comply fully with its obligations under this Agreement has prevented the consummation of the transactions contemplated by this Agreement, (y) FBLB has refused, after satisfaction of the conditions set forth in Sections 7.1 and 7.2, to close in accordance with Section 2.9 or (z) the circumstances or events underlying the termination rights set forth in clauses (d)(iii) or (d)(iv) of this Section 8.1 will have occurred;

(ii)Heartland will have breached any representation, warranty or agreement of Heartland in this Agreement in any material respect and such breach cannot be or is not cured within thirty (30) days after written notice of such breach is given by FBLB to Heartland;

(iii)at the FBLB Shareholder Meeting, this Agreement will not have been duly adopted by the Required FBLB Shareholder Vote;

(iv)(A) FBLB will have delivered to Heartland a written notice of the intent of FBLB to enter into a merger, acquisition or other agreement (including an agreement in principle) to effect a Superior Proposal based on an Acquisition Proposal received by it, (B) five Business Days have elapsed following delivery to Heartland of such written notice by FBLB, (C) during such five Business Day period FBLB has fully complied with the terms of Section 5.8, including informing Heartland of the terms and conditions of such Acquisition Proposal and the identity of the Person making such Acquisition Proposal, with the intent of enabling Heartland to agree to a modification of the terms and conditions of this Agreement so that the transactions contemplated hereby may be effected, (D) at the end of such five business-day period the Board of Directors of FBLB will have continued reasonably to believe that such Acquisition Proposal constitutes a

Superior Proposal, (E) FBLB pays to Heartland the termination fee in accordance with Section 8.4, and (F) FBLB will have entered into a merger, acquisition or other agreement (including an agreement in principle) to effect a Superior Proposal or the Board of Directors of FBLB will have resolved to do so;

(v)at any time within five Business Days after the Determination Date, but only if:

(x)    the Heartland Determination Date Stock Price (as defined below) is less than $41.37 per share; and
(y)    the number obtained by dividing the Heartland Determination Date Stock Price by the Initial Heartland Stock Price (as defined below) is less than the number obtained by dividing (A) the Final Index Price (as defined below) by (B) the Initial Index Price (as defined below) and subtracting 0.175 from such quotient; provided, however, that a termination by FBLB pursuant to this Section 8.1(d)(v) will have no force and effect if Heartland agrees in writing (within five Business Days after receipt of FBLB’s written notice of such termination) to increase the Exchange Ratio to an amount equal to (i) (X) the Exchange Ratio, divided by (Y) the Heartland Determination Date Stock Price, multiplied by (ii) $41.37. Notwithstanding anything to the contrary above, Heartland, at its option, may elect to retain the original Exchange Ratio, and, in lieu of altering such Exchange Ratio, increase the Actual Cash Consideration so that each holder of FBLB Common Stock is entitled to receive the same value as of the Effective Time for each share of FBLB Common Stock as such holder would have received had the original Exchange Ratio been altered in accordance with the preceding sentence. If within such five-Business Day period, Heartland delivers written notice to FBLB that Heartland intends to proceed with the Merger by paying such additional consideration as contemplated by the preceding sentence, and notifies FBLB in writing of the revised Exchange Ratio or the revised Actual Cash Consideration, then no termination will occur pursuant to this Section 8.1(d)(v), and this Agreement will remain in full force and effect in accordance with its terms (except that the Exchange Ratio or the Actual Cash Consideration will be modified in accordance with this Section 8.1(d)(v)).
For purposes of this Section 8.1(d)(v), the following terms will have the meanings indicated below:
“Final Index Price” means the average of the daily closing value of the Index for the 15 consecutive trading days ending on and including the trading day immediately preceding the 10th day prior to the Determination Date.
“Heartland Determination Date Stock Price” means (a) the sum, for each of the 15 consecutive trading days ending on and including the trading day immediately preceding the 10th day prior to the Determination Date, of the product of (i) the closing price of Heartland Common Stock as quoted on the NASDAQ Global Select Market for such trading day, multiplied by, (ii) the trading volume of Heartland Common Stock reported on the NASDAQ Global Select Market for such trading day, divided by (b) the aggregate trading volume over such 15-day period.
“Index” means the KBW NASDAQ Regional Banking Index (KRX) or, if such index is not available, such substitute or similar index as substantially replicates the KBW NASDAQ Regional Banking Index (KRX).
“Index Ratio” means the Final Index Price divided by the Initial Index Price.
“Initial Heartland Stock Price” means $50.15.
“Initial Index Price” means the closing value of the Index on the date immediately prior to the date of this Agreement.
If Heartland or any company belonging to the Index declares or effects a stock dividend, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company will be appropriately adjusted for the purposes of applying this Section 8.1(d)(v); or

(vi)any of the conditions set forth in Sections 7.1 or 7.2 will have become impossible to satisfy (other than through a failure of FBLB to comply with its obligations under this Agreement); or

(e)by Heartland if:

(i)the Closing has not occurred by the Termination Date; provided, that Heartland will not be entitled to terminate this Agreement pursuant to this clause (e)(i) if (x) Heartland’s failure to comply fully with its obligations under this Agreement has prevented the consummation of the transactions contemplated by this Agreement or (y) Heartland has refused, after satisfaction of the conditions set forth in Sections 7.1 or 7.3, to close in accordance with Section 2.9;

(ii)FBLB will have breached any representation, warranty or agreement in this Agreement in any material respect and such breach cannot be or is not cured within thirty (30) days after written notice of such breach is given by Heartland to FBLB;

(iii)at the FBLB Shareholder Meeting, this Agreement will not have been duly adopted by the Required FBLB Shareholder Vote; or

(iv)any of the conditions set forth in Sections 7.1 or 7.2 will have become impossible to satisfy (other than through a failure of Heartland to comply with its obligations under this Agreement).

8.2Effect of Termination. Except as provided in Sections 5.2(b), 8.2, 8.3 and 8.4 and any provisions set forth herein that survive the termination of this Agreement, if this Agreement is terminated pursuant to Section 8.1, this Agreement will forthwith become void, there will be no Liability under this Agreement on the part of Heartland, FBLB or any of their respective Representatives or Subsidiaries, and all rights and obligations of each party hereto will cease; provided, however, that, subject to Sections 8.3 and 8.4, nothing herein will relieve any party from Liability arising out of its own fraud or willful breach of this Agreement.

8.3Expenses. Except as otherwise provided in this Agreement, all Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement will be paid by the party incurring such Expenses, whether or not the Merger is consummated. Notwithstanding the foregoing, if this Agreement is terminated pursuant to Sections 8.1(d)(iii), 8.1(e)(ii) or 8.1(e)(iii), then FBLB will pay to Heartland, within five Business Days of presentation by Heartland of reasonably detailed invoices for the same, all Expenses reasonably incurred by Heartland, and, if this Agreement is terminated pursuant to Section 8.1(d)(ii), then Heartland will pay to FBLB, within five Business Days of presentation by FBLB of reasonably detailed invoices for the same, all Expenses reasonably incurred by FBLB; provided, however, that neither party’s reimbursement obligation hereunder will exceed $750,000 in the aggregate. As used in this Agreement, “Expenses” will consist of all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the solicitation of the approval of the Merger by holders of FBLB Common Stock and all other matters related to the consummation of the Merger.

8.4FBLB Termination Fee. If this Agreement is terminated by FBLB pursuant to Section 8.1(d)(iv), or by Heartland pursuant to Section 8.1(e)(ii) because of a breach of any portion of Section 5.8 or Section 6.2(a), then FBLB will pay to Heartland (in lieu of any payment that may be due under Section 8.3), a termination fee of $7,400,000 as the sole and exclusive remedy of Heartland (including any remedy for specific performance), as agreed-upon liquidated damages.

8.5Amendment. This Agreement may not be amended except by an instrument in writing approved by the parties to this Agreement and signed on behalf of each of the parties hereto, provided, however, that Heartland may, in its sole discretion, amend Sections 4.14 and 5.1 to increase any of the dollar thresholds contained in those sections or to relax any other requirements in those sections in order to obtain the Regulatory Approvals.

8.6Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto or (b) waive compliance with any of the agreements of any other parties or with any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit.

ARTICLE 9
GENERAL PROVISIONS

9.1Press Releases and Announcements. Any public announcement, including any announcement to employees, customers, suppliers or others having dealings with any FBLB Entity, or similar publicity with respect to this Agreement or the transactions contemplated by this Agreement, will be issued, if at all, at such time and in such manner as Heartland will determine and approve, or as required by applicable Law. Notwithstanding the foregoing, Heartland and FBLB agree that (a) a press release for national dissemination announcing the execution of this Agreement in a form prepared by Heartland and reviewed and approved by FBLB (with such approval not to be unreasonably withheld, conditioned or delayed) may be made on the day after execution of this Agreement, or as soon thereafter as practicable, and (b) any press release or customer communication relating to this Agreement and the transactions contemplated hereby issued for dissemination in Lubbock, Texas prior to the Effective Time will be in a form prepared by Heartland and reviewed and approved by FBLB (with such approval not to be unreasonably withheld, conditioned or delayed). Heartland will have the right to be present for any in-Person announcement by FBLB. Unless consented to by Heartland or required by Law, FBLB will keep, and will cause FB&T to keep, confidential any non-public information regarding this Agreement and the transactions contemplated by this Agreement.

9.2Notices. All notices and other communications hereunder will be in writing and will be sufficiently given if made by hand delivery, by e-mail, by overnight delivery service, or by registered or certified mail (postage prepaid and return receipt requested) to the parties at the following addresses (or at such other address for a party as will be specified by it by like notice):

if to Heartland:
Heartland Financial USA, Inc.
707 17th Street, Suite 2950
Denver, Colorado 80202
Attention:     J. Daniel Patten, Executive Vice President, Finance and Corporate Strategy
Telephone:    (720) 873-3780
E-mail:    DPatten@htlf.com

with copies to:
Heartland Financial USA, Inc.
1398 Central Avenue
P.O. Box 778
Dubuque, Iowa 52004-0778
Attention:    Michael J. Coyle, Executive Vice President, Senior General Counsel and Corporate Secretary
Telephone:    (563) 589-1994
E-mail:    MCoyle@htlf.com

and
Dorsey & Whitney LLP
50 South Sixth Street, Suite 1500
Minneapolis, Minnesota 55402
Attention:    Jay L. Swanson
Jonathan A. Van Horn
Telephone:    (612) 340-2600
E-mail:    swanson.jay@dorsey.com
van.horn.jonathan@dorsey.com

if to FBLB:
First Bank Lubbock Bancshares, Inc.
9816 Slide Road
Lubbock, Texas 79424
Attention:    Barry Orr, Chairman, President and Chief Executive Officer
Denise Thomas, Executive Vice President and Chief Financial Officer
Telephone:    (806) 788-0800
(806) 788-2804
E-mail:    barry.orr@firstbanktexas.com
denise.thomas@firstbanktexas.com

with a copy to:
Fenimore, Kay, Harrison & Ford, LLP
812 San Antonio Street
Suite 600
Austin, Texas 78701
Attention:    Geoffrey S. Kay
Telephone:    (512) 583-5909
E-mail:    gkay@fkhpartners.com

All such notices and other communications will be deemed to have been duly given as follows: when delivered by hand, if personally delivered; three Business Days after being deposited in the mail, postage prepaid, if delivered by mail; when receipt electronically acknowledged, if e-mailed; and the next day after being delivered to an overnight delivery service.
9.3Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any party to this Agreement without the prior written consent of the other party to this Agreement, except that Heartland may assign any of its rights under this Agreement to one or more Subsidiaries of Heartland, so long as Heartland remains responsible for the performance of all of its obligations under this Agreement. Subject to the foregoing, this Agreement and all of the provisions of this Agreement will be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and permitted assigns.

9.4No Third Party Beneficiaries. Except as provided in Section 6.7(c), which is intended to benefit each Indemnified Party and his or her heirs and representatives, nothing expressed or referred to in this Agreement confers any rights or remedies upon any Person that is not a party or permitted assign of a party to this Agreement.

9.5Schedules.

(a)Prior to or simultaneous with the execution of this Agreement, FBLB delivered to Heartland the Disclosure Schedules, which set forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article 4 or to one or more covenants contained herein (whether or not such section of this Agreement expressly references a schedule thereto). Except as set forth in the Disclosure Schedules, the information contained therein is dated as of the date of this Agreement or, if delivered pursuant to Section 6.6, as of such date delivered. Notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item as an exception to a representation or warranty will not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect.

(b)For purposes of this Agreement, a Schedule relating to a certain section may incorporate by reference disclosures made in other Schedules; provided, however, that any disclosure with respect to a particular Schedule will be deemed adequately disclosed in other Schedules to the extent it is readily apparent from the nature of the disclosure that such disclosure also applies to such other Schedules. Nothing in a Schedule is deemed adequate to disclose an exception to a representation or warranty made in this Agreement unless the Schedule identifies the exception with reasonable particularity.

9.6Interpretation. The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. References to Sections and Articles refer to Sections and Articles of this Agreement unless otherwise stated. Words such as “herein,” “hereinafter,” “hereof,” “hereto,” “hereby” and

“hereunder,” and words of like import, unless the context requires otherwise, refer to this Agreement (including the Exhibits and Schedules hereto). As used in this Agreement, the masculine, feminine and neuter genders will be deemed to include the others if the context requires. Any singular term in this Agreement will be deemed to include the plural, and any plural term the singular if the context requires. Whenever the words “include”, “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “but not limited to,” whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. Any reference to any money or currency or use of “$” will be in U.S. dollars. Except as the context may otherwise require, references to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided, that with respect to any Contract listed on any Schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate Schedule. References to a statute will be to such statute, as amended from time to time, and to the rules and regulations promulgated thereunder. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. Any document described as having been “delivered or made available” by a party for purposes of this Agreement consists of any document or other information that (a) was provided in writing or electronically by one party or its Representatives to the other party and its Representatives prior to the date of this Agreement or (b) was filed by a party with the SEC and publicly available on EDGAR prior to the date of this Agreement.

9.7Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement will remain in full force and effect and will in no way be affected, impaired or invalidated, and the parties will negotiate in good faith to modify this Agreement and to preserve each party’s anticipated benefits under this Agreement.

9.8Complete Agreement. This Agreement, together with the Ancillary Documents, contain the complete agreement between the parties and supersede any prior understandings, agreements or representations by or between the parties, written or oral. FBLB acknowledges that Heartland has made no representations, warranties, agreements, undertakings or promises except for those expressly set forth in this Agreement or in any of the Ancillary Documents to which Heartland is a party.

9.9Governing Law. THE DOMESTIC LAW, WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES, OF THE STATE OF DELAWARE WILL GOVERN ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY AND INTERPRETATION OF THIS AGREEMENT AND THE PERFORMANCE OF THE OBLIGATIONS IMPOSED BY THIS AGREEMENT.

9.10Submission to Jurisdiction. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of Texas or of the United States of America located in the State of Texas, solely in respect of the interpretation and enforcement of the provisions of this Agreement and the Ancillary Documents, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree not to assert, as a defense in any Litigation relating to the interpretation or enforcement of this Agreement or any of the Ancillary Documents, that either of such parties is not subject thereto or that such Litigation may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement or any Ancillary Document may not be enforced in or by such courts. The parties hereto irrevocably agree that all claims with respect to such Litigation will be heard and determined in such courts. The parties hereby consent to and grant any such court’s jurisdiction over such parties and over the subject matter of such dispute, and agree that mailing of process or other papers in connection with any such Litigation in the manner provided in Section 9.2 or in such other manner as may be permitted by Law, will be valid and sufficient service thereof.

9.11Specific Performance. Each of the parties acknowledges and agrees that the subject matter of this Agreement, including the businesses, assets and properties of each FBLB Entity, is unique, that the other party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached, and that the remedies at Law would not be adequate to compensate such other parties not in default or in breach. Accordingly, each of the parties agrees that the other party will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions of this Agreement in addition to any other remedy to which they may be entitled, at Law or in equity (without any requirement that Heartland provide any bond or other security). The parties waive any defense that a remedy at Law is adequate and any requirement to post bond or provide similar security in connection with actions instituted for injunctive relief or specific performance of this Agreement.

9.12Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES,

AND THEREFORE IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.12.

9.13Investigation of Representations, Warranties and Covenants. No investigation made by or on behalf of the parties hereto or the results of any such investigation will constitute a waiver of any representation, warranty or covenant of any other party.

9.14Counterparts and Effectiveness. This Agreement may be executed in 2 or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

9.15No Survival of Representations. The representations, warranties and covenants made by FBLB and Heartland in this Agreement or in any instrument delivered pursuant to this Agreement will terminate on, and will have no further force or effect after, the first to occur of (a) the Effective Time or (b) the date on which this Agreement is terminated as set forth herein, except for those covenants contained herein or therein which by their terms apply in whole or in part after the Effective Time or survive the termination of this Agreement.

[The remainder of this page is intentionally blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first written above.

HEARTLAND FINANCIAL USA, INC.

By:	/s/ Lynn B. Fuller
Lynn B. Fuller
Chairman of the Board and Chief Executive Officer

FIRST BANK LUBBOCK BANCSHARES, INC.

By:	/s/ Barry Orr
Barry Orr
Chairman, President and Chief Executive Officer

[Signature page to Agreement and Plan of Merger]

APPENDIX B

TEXAS DISSENTERS' RIGHTS STATUTES

§ 10.351. APPLICABILITY OF SUBCHAPTER.
(a)     This subchapter does not apply to a fundamental business transaction of a domestic entity if, immediately before the effective date of the fundamental business transaction, all of the ownership interests of the entity otherwise entitled to rights to dissent and appraisal under this code are held by one owner or only by the owners who approved the fundamental business transaction.
(b)     This subchapter applies only to a "domestic entity subject to dissenters' rights," as defined in Section 1.002. That term includes a domestic for-profit corporation, professional corporation, professional association, and real estate investment trust. Except as provided in Subsection (c), that term does not include a partnership or limited liability company.
(c)     The governing documents of a partnership or a limited liability company may provide that its owners are entitled to the rights of dissent and appraisal provided by this subchapter, subject to any modification to those rights as provided by the entity's governing documents.
§ 10.352. DEFINITIONS.
In this subchapter:
(1)     "Dissenting owner" means an owner of an ownership interest in a domestic entity subject to dissenters' rights who:
(A)     provides notice under Section 10.356; and
(B)    complies with the requirements for perfecting that owner's right to dissent under this subchapter.
(2)     "Responsible organization" means:
(A)     the organization responsible for:
(i)     the provision of notices under this subchapter; and
(ii)     the primary obligation of paying the fair value for an ownership interest held by a dissenting owner;
(B)     with respect to a merger or conversion:
(i)     for matters occurring before the merger or conversion, the organization that is merging or converting; and
(ii)     for matters occurring after the merger or conversion, the surviving or new organization that is primarily obligated for the payment of the fair value of the dissenting owner's ownership interest in the merger or conversion;
(C)     with respect to an interest exchange, the organization the ownership interests of which are being acquired in the interest exchange; and
(D)     with respect to the sale of all or substantially all of the assets of an organization, the organization the assets of which are to be transferred by sale or in another manner.
§ 10.353. FORM AND VALIDITY OF NOTICE.
(a)     Notice required under this subchapter:
(1)     must be in writing; and
(2)     may be mailed, hand-delivered, or delivered by courier or electronic transmission.

(b)     Failure to provide notice as required by this subchapter does not invalidate any action taken.
§ 10.354. RIGHTS OF DISSENT AND APPRAISAL.
(a)     Subject to Subsection (b), an owner of an ownership interest in a domestic entity subject to dissenters' rights is entitled to:
(1)     dissent from:
(A)    a plan of merger to which the domestic entity is a party if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the plan of merger;
(B)     a sale of all or substantially all of the assets of the domestic entity if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the sale;
(C)     a plan of exchange in which the ownership interest of the owner is to be acquired;
(D)     a plan of conversion in which the domestic entity is the converting entity if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the plan of conversion;
(E)     a merger effected under Section 10.006 in which:
(i)     the owner is entitled to vote on the merger; or
(ii)     the ownership interest of the owner is converted or exchanged; or
(F)     a merger effected under Section 21.459(c) in which the shares of the shareholders are converted or exchanged; and
(2)     Subject to compliance with the procedures set forth in this subchapter, obtain the fair value of that ownership interest through an appraisal.
(b)     Notwithstanding Subsection (a), subject to Subsection (c), an owner may not dissent from a plan of merger or conversion in which there is a single surviving or new domestic entity or non-code organization, or from a plan of exchange, if:
(1)     the ownership interest, or a depository receipt in respect of the ownership interest, held by the owner is part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that are, on the record date set for purposes of determining which owners are entitled to vote on the plan of merger, conversion, or exchange, as appropriate:
(A)     listed on a national securities exchange; or
(B)     held of record by at least 2,000 owners;
(2)     the owner is not required by the terms of the plan of merger, conversion, or exchange, as appropriate, to accept for the owner's ownership interest any consideration that is different from the consideration to be provided to any other holder of an ownership interest of the same class or series as the ownership interest held by the owner, other than cash instead of fractional shares or interests the owner would otherwise be entitled to receive; and
(3)     the owner is not required by the terms of the plan of merger, conversion, or exchange, as appropriate, to accept for the owner’s ownership interest any consideration other than:
(A)     ownership interests, or depository receipts in respect of ownership interests, of a domestic entity or non-code organization of the same general organizational type that, immediately after the effective date of the merger, conversion, or exchange, as appropriate, will be part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that are:

(i)     listed on a national securities exchange or authorized for listing on the exchange on official notice of issuance; or
(ii)     held of record by at least 2,000 owners;
(B)     cash instead of fractional ownership interests the owner would otherwise be entitled to receive; or
(C)     any combination of the ownership interests and cash described by Paragraphs (A) and (B).
(c)     Subsection (b) will not apply either to a domestic entity that is a subsidiary with respect to a merger under Section 10.006 or to a corporation with respect to a merger under Section 21.459(c).
§ 10.355. NOTICE OF RIGHT OF DISSENT AND APPRAISAL.
(a)    A domestic entity subject to dissenters' rights that takes or proposes to take an action regarding which an owner has a right to dissent and obtain an appraisal under Section 10.354 will notify each affected owner of the owner's rights under that section if:
(1)     the action or proposed action is submitted to a vote of the owners at a meeting; or
(2)     approval of the action or proposed action is obtained by written consent of the owners instead of being submitted to a vote of the owners.
(b)     If a parent organization effects a merger under Section 10.006 and a subsidiary organization that is a party to the merger is a domestic entity subject to dissenters' rights, the responsible organization will notify the owners of that subsidiary organization who have a right to dissent to the merger under Section 10.354 of their rights under this subchapter not later than the 10th day after the effective date of the merger. The notice must also include a copy of the certificate of merger and a statement that the merger has become effective.
(b-1)     If a corporation effects a merger under Section 21.459(c), the responsible organization will notify the shareholders of that corporation who have a right to dissent to the plan of merger under Section 10.354 of their rights under this subchapter not later than the 10th day after the effective date of the merger. Notice required under this subsection that is given to shareholders before the effective date of the merger may, but is not required to, contain a statement of the merger's effective date. If the notice is not given to the shareholders until on or after the effective date of the merger, the notice must contain a statement of the merger’s effective date.
(c)     A notice required to be provided under Subsection (a), (b), or (b-1) must:
(1)     be accompanied by a copy of this subchapter; and
(2)     advise the owner of the location of the responsible organization's principal executive offices to which a notice required under Section 10.356(b)(1) or a demand under Section 10.356(b)(3), or both, may be provided.
(d)    In addition to the requirements prescribed by Subsection (c), a notice required to be provided:
(1)     under Subsection (a)(1) must accompany the notice of the meeting to consider the action;
(2)     under Subsection (a)(2) must be provided to:
(A)     each owner who consents in writing to the action before the owner delivers the written consent; and
(B)     each owner who is entitled to vote on the action and does not consent in writing to the action before the 11th day after the date the action takes effect; and
(3)     under Subsection (b-1) must be provided:
(A)     if given before the consummation of the tender or exchange offer described by Section 21.459(c)(2), to each shareholder to whom that offer is made; or

(B)     if given after the consummation of the tender or exchange offer described by Section 21.459(c)(2), to each shareholder who did not tender the shareholder’s shares in that offer.
(e)     Not later than the 10th day after the date an action described by Subsection (a)(1) takes effect, the responsible organization will give notice that the action has been effected to each owner who voted against the action and sent notice under Section 10.356(b)(1).
(f)     If the notice given under Subsection (b-1) did not include a statement of the effective date of the merger, the responsible organization will, not later than the 10th day after the effective date, give a second notice to the shareholders notifying them of the merger's effective date. If the second notice is given after the later of the date on which the tender or exchange offer described by Section 21.459(c)(2) is consummated or the 20th day after the date notice under Subsection (b-1) is given, then the second notice is required to be given to only those shareholders who have made a demand under Section 10.356(b)(3).
§ 10.356. PROCEDURE FOR DISSENT BY OWNERS AS TO ACTIONS; PERFECTION OF RIGHT OF DISSENT AND APPRAISAL.
(a)     An owner of an ownership interest of a domestic entity subject to dissenters' rights who has the right to dissent and appraisal from any of the actions referred to in Section 10.354 may exercise that right to dissent and appraisal only by complying with the procedures specified in this subchapter. An owner's right of dissent and appraisal under Section 10.354 may be exercised by an owner only with respect to an ownership interest that is not voted in favor of the action.
(b)     To perfect the owner's rights of dissent and appraisal under Section 10.354, an owner:
(1)     if the proposed action is to be submitted to a vote of the owners at a meeting, must give to the domestic entity a written notice of objection to the action that:
(A)     is addressed to the entity's president and secretary;
(B)     states that the owner's right to dissent will be exercised if the action takes effect;
(C)     provides an address to which notice of effectiveness of the action should be delivered or mailed; and
(D)     is delivered to the entity's principal executive offices before the meeting;
(2)     with respect to the ownership interest for which the rights of dissent and appraisal are sought:
(A)     must vote against the action if the owner is entitled to vote on the action and the action is approved at a meeting of the owners; and
(B)     may not consent to the action if the action is approved by written consent; and
(3)     must give to the responsible organization a demand in writing that:
(A)     is addressed to the president and secretary of the responsible organization;
(B)     demands payment of the fair value of the ownership interests for which the rights of dissent and appraisal are sought;
(C)     provides to the responsible organization an address to which a notice relating to the dissent and appraisal procedures under this subchapter may be sent;
(D)     states the number and class of the ownership interests of the domestic entity owned by the owner and the fair value of the ownership interests as estimated by the owner; and
(E)     is delivered to the responsible organization at its principal executive offices at the following time:
(i)     not later than the 20th day after the date the responsible organization sends to the owner the notice required by Section 10.355(e) that the action has taken effect, if the action was approved by a vote of the owners at a meeting;

(ii)     not later than the 20th day after the date the responsible organization sends to the owner the notice required by Section 10.355(d)(2) that the action has taken effect, if the action was approved by the written consent of the owners;
(iii)     not later than the 20th day after the date the responsible organization sends to the owner a notice that the merger was effected, if the action is a merger effected under Section 10.006; or
(iv)     not later than the 20th day after the date the responsible organization gives to the shareholder the notice required by Section 10.355(b-1) or the date of the consummation of the tender or exchange offer described by Section 21.459(c)(2), whichever is later, if the action is a merger effected under Section 21.459(c).
(c)     An owner who does not make a demand within the period required by Subsection (b)(3)(E) or, if Subsection (b)(1) is applicable, does not give the notice of objection before the meeting of the owners is bound by the action and is not entitled to exercise the rights of dissent and appraisal under Section 10.354.
(d)     Not later than the 20th day after the date an owner makes a demand under Subsection (b)(3), the owner must submit to the responsible organization any certificates representing the ownership interest to which the demand relates for purposes of making a notation on the certificates that a demand for the payment of the fair value of an ownership interest has been made under this section. An owner's failure to submit the certificates within the required period has the effect of terminating, at the option of the responsible organization, the owner’s rights to dissent and appraisal under Section 10.354 unless a court, for good cause shown, directs otherwise.
(e)     If a domestic entity and responsible organization satisfy the requirements of this subchapter relating to the rights of owners of ownership interests in the entity to dissent to an action and seek appraisal of those ownership interests, an owner of an ownership interest who fails to perfect that owner’s right of dissent in accordance with this subchapter may not bring suit to recover the value of the ownership interest or money damages relating to the action.
§ 10.357. WITHDRAWAL OF DEMAND FOR FAIR VALUE OF OWNERSHIP INTEREST.
(a)    An owner may withdraw a demand for the payment of the fair value of an ownership interest made under Section 10.356 before:
(1)     payment for the ownership interest has been made under Sections 10.358 and 10.361; or
(2)     a petition has been filed under Section 10.361.
(b)    Unless the responsible organization consents to the withdrawal of the demand, an owner may not withdraw a demand for payment under Subsection (a) after either of the events specified in Subsections (a)(1) and (2).
§ 10.358. RESPONSE BY ORGANIZATION TO NOTICE OF DISSENT AND DEMAND FOR FAIR VALUE BY DISSENTING OWNER.
(a)    Not later than the 20th day after the date a responsible organization receives a demand for payment made by a dissenting owner in accordance with Section 10.356(b)(3), the responsible organization will respond to the dissenting owner in writing by:
(1)     accepting the amount claimed in the demand as the fair value of the ownership interests specified in the notice; or
(2)     rejecting the demand and including in the response the requirements prescribed by Subsection (c).
(b)    If the responsible organization accepts the amount claimed in the demand, the responsible organization will pay the amount not later than the 90th day after the date the action that is the subject of the demand was effected if the owner delivers to the responsible organization:
(1)     endorsed certificates representing the ownership interests if the ownership interests are certificated; or
(2)     signed assignments of the ownership interests if the ownership interests are uncertificated.

(c)     If the responsible organization rejects the amount claimed in the demand, the responsible organization will provide to the owner:
(1)     an estimate by the responsible organization of the fair value of the ownership interests; and
(2)     an offer to pay the amount of the estimate provided under Subdivision (1).
(d)    If the dissenting owner decides to accept the offer made by the responsible organization under Subsection (c)(2), the owner must provide to the responsible organization notice of the acceptance of the offer not later than the 90th day after the date the action that is the subject of the demand took effect
(e)    If, not later than the 90th day after the date the action that is the subject of the demand took effect, a dissenting owner accepts an offer made by a responsible organization under Subsection (c)(2) or a dissenting owner and a responsible organization reach an agreement on the fair value of the ownership interests, the responsible organization will pay the agreed amount not later than the 120th day after the date the action that is the subject of the demand took effect, if the dissenting owner delivers to the responsible organization:
(1)     endorsed certificates representing the ownership interests if the ownership interests are certificated; or
(2)     signed assignments of the ownership interests if the ownership interests are uncertificated.
§ 10.359. RECORD OF DEMAND FOR FAIR VALUE OF OWNERSHIP INTEREST.
(a)     A responsible organization will note in the organization’s ownership interest records maintained under Section 3.151 the receipt of a demand for payment from any dissenting owner made under Section 10.356.
(b)     If an ownership interest that is the subject of a demand for payment made under Section 10.356 is transferred, a new certificate representing that ownership interest must contain:
(1)     a reference to the demand; and
(2)     the name of the original dissenting owner of the ownership interest.
§ 10.360. RIGHTS OF TRANSFEREE OF CERTAIN OWNERSHIP INTEREST.
A transferee of an ownership interest that is the subject of a demand for payment made under Section 10.356 does not acquire additional rights with respect to the responsible organization following the transfer. The transferee has only the rights the original dissenting owner had with respect to the responsible organization after making the demand.
§ 10.361. PROCEEDING TO DETERMINE FAIR VALUE OF OWNERSHIP INTEREST AND OWNERS ENTITLED TO PAYMENT; APPOINTMENT OF APPRAISERS.
(a)     If a responsible organization rejects the amount demanded by a dissenting owner under Section 10.358 and the dissenting owner and responsible organization are unable to reach an agreement relating to the fair value of the ownership interests within the period prescribed by Section 10.358(d), the dissenting owner or responsible organization may file a petition requesting a finding and determination of the fair value of the owner’s ownership interests in a court in:
(1)     the county in which the organization’s principal office is located in this state; or
(2)     the county in which the organization’s registered office is located in this state, if the organization does not have a business office in this state.
(b)     A petition described by Subsection (a) must be filed not later than the 60th day after the expiration of the period required by Section 10.358(d).
(c)     On the filing of a petition by an owner under Subsection (a), service of a copy of the petition will be made to the responsible organization. Not later than the 10th day after the date a responsible organization receives service under this subsection, the responsible organization will file with the clerk of the court in which the petition was filed a list containing the names and addresses of each owner of the organization who has demanded payment for ownership interests under Section 10.356 and with whom agreement as to the value of the ownership interests has not been reached with the responsible organization. If the responsible organization files a petition under Subsection (a), the petition must be accompanied by this list.

(d)     The clerk of the court in which a petition is filed under this section will provide by registered mail notice of the time and place set for the hearing to:
(1)     the responsible organization; and
(2)     each owner named on the list described by Subsection (c) at the address shown for the owner on the list.
(e)     The court will:
(1)     determine which owners have:
(A)     perfected their rights by complying with this subchapter; and
(B)     become subsequently entitled to receive payment for the fair value of their ownership interests; and
(2)     appoint one or more qualified appraisers to determine the fair value of the ownership interests of the owners described by Subdivision (1).
(f)     The court will approve the form of a notice required to be provided under this section. The judgment of the court is final and binding on the responsible organization, any other organization obligated to make payment under this subchapter for an ownership interest, and each owner who is notified as required by this section.
(g)     The beneficial owner of an ownership interest subject to dissenters' rights held in a voting trust or by a nominee on the beneficial owner's behalf may file a petition described by Subsection (a) if no agreement between the dissenting owner of the ownership interest and the responsible organization has been reached within the period prescribed by Section 10.358(d). When the beneficial owner files a petition described by Subsection (a):
(1)     the beneficial owner will at that time be considered, for purposes of this subchapter, the owner, the dissenting owner, and the holder of the ownership interest subject to the petition; and
(2)     the dissenting owner who demanded payment under Section 10.356 has no further rights regarding the ownership interest subject to the petition.
§ 10.362. COMPUTATION AND DETERMINATION OF FAIR VALUE OF OWNERSHIP INTEREST.
(a)     For purposes of this subchapter, the fair value of an ownership interest of a domestic entity subject to dissenters' rights is the value of the ownership interest on the date preceding the date of the action that is the subject of the appraisal. Any appreciation or depreciation in the value of the ownership interest occurring in anticipation of the proposed action or as a result of the action must be specifically excluded from the computation of the fair value of the ownership interest.
(b)     In computing the fair value of an ownership interest under this subchapter, consideration must be given to the value of the domestic entity as a going concern without including in the computation of value any control premium, any minority ownership discount, or any discount for lack of marketability. If the domestic entity has different classes or series of ownership interests, the relative rights and preferences of and limitations placed on the class or series of ownership interests, other than relative voting rights, held by the dissenting owner must be taken into account in the computation of value.
(c)     The determination of the fair value of an ownership interest made for purposes of this subchapter may not be used for purposes of making a determination of the fair value of that ownership interest for another purpose or of the fair value of another ownership interest, including for purposes of determining any minority or liquidity discount that might apply to a sale of an ownership interest.
§ 10.363. POWERS AND DUTIES OF APPRAISER; APPRAISAL PROCEDURES.
(a)     An appraiser appointed under Section 10.361 has the power and authority that:
(1)     is granted by the court in the order appointing the appraiser; and
(2)     may be conferred by a court to a master in chancery as provided by Rule 171, Texas Rules of Civil Procedure.

(b)     The appraiser will:
(1)     determine the fair value of an ownership interest of an owner adjudged by the court to be entitled to payment for the ownership interest; and
(2)     file with the court a report of that determination.
(c)     The appraiser is entitled to examine the books and records of a responsible organization and may conduct investigations as the appraiser considers appropriate. A dissenting owner or responsible organization may submit to an appraiser evidence or other information relevant to the determination of the fair value of the ownership interest required by Subsection (b)(1).
(d)     The clerk of the court appointing the appraiser will provide notice of the filing of the report under Subsection (b) to each dissenting owner named in the list filed under Section 10.361 and the responsible organization.
§ 10.364. OBJECTION TO APPRAISAL; HEARING.
(a)     A dissenting owner or responsible organization may object, based on the law or the facts, to all or part of an appraisal report containing the fair value of an ownership interest determined under Section 10.363(b).
(b)     If an objection to a report is raised under Subsection (a), the court will hold a hearing to determine the fair value of the ownership interest that is the subject of the report. After the hearing, the court will require the responsible organization to pay to the holders of the ownership interest the amount of the determined value with interest, accruing from the 91st day after the date the applicable action for which the owner elected to dissent was effected until the date of the judgment.
(c)     Interest under Subsection (b) accrues at the same rate as is provided for the accrual of prejudgment interest in civil cases.
(d)     The responsible organization will:
(1)     immediately pay the amount of the judgment to a holder of an uncertificated ownership interest; and
(2)     pay the amount of the judgment to a holder of a certificated ownership interest immediately after the certificate holder surrenders to the responsible organization an endorsed certificate representing the ownership interest.
(e)     On payment of the judgment, the dissenting owner does not have an interest in the:
(1)     ownership interest for which the payment is made; or
(2)     responsible organization with respect to that ownership interest.
§ 10.365. COURT COSTS; COMPENSATION FOR APPRAISER.
(a)     An appraiser appointed under Section 10.361 is entitled to a reasonable fee payable from court costs.
(b)     All court costs will be allocated between the responsible organization and the dissenting owners in the manner that the court determines to be fair and equitable.
§ 10.366. STATUS OF OWNERSHIP INTEREST HELD OR FORMERLY HELD BY DISSENTING OWNER.
(a)     An ownership interest of an organization acquired by a responsible organization under this subchapter:
(1)     in the case of a merger, conversion, or interest exchange, will be held or disposed of as provided in the plan of merger, conversion, or interest exchange; and
(2)     in any other case, may be held or disposed of by the responsible organization in the same manner as other ownership interests acquired by the organization or held in its treasury.
(b)    An owner who has demanded payment for the owner's ownership interest under Section 10.356 is not entitled to vote or exercise any other rights of an owner with respect to the ownership interest except the right to:
(1)    receive payment for the ownership interest under this subchapter; and

(2)     bring an appropriate action to obtain relief on the ground that the action to which the demand relates would be or was fraudulent.
(c)     An ownership interest for which payment has been demanded under Section 10.356 may not be considered outstanding for purposes of any subsequent vote or action.
§ 10.367. RIGHTS OF OWNERS FOLLOWING TERMINATION OF RIGHT OF DISSENT.
(a)     The rights of a dissenting owner terminate if:
(1)     the owner withdraws the demand under Section 10.356;
(2)     the owner's right of dissent is terminated under Section 10.356;
(3)     a petition is not filed within the period required by Section 10.361; or
(4)     after a hearing held under Section 10.361, the court adjudges that the owner is not entitled to elect to dissent from an action under this subchapter.
(b)     On termination of the right of dissent under this section:
(1)     the dissenting owner and all persons claiming a right under the owner are conclusively presumed to have approved and ratified the action to which the owner dissented and are bound by that action;
(2)     the owner's right to be paid the fair value of the owner’s ownership interests ceases;
(3)     the owner's status as an owner of those ownership interests is restored, as if the owner's demand for payment of the fair value of the ownership interests had not been made under Section 10.356, if the owner's ownership interests were not canceled, converted, or exchanged as a result of the action or a subsequent action;
(4)     the dissenting owner is entitled to receive the same cash, property, rights, and other consideration received by owners of the same class and series of ownership interests held by the owner, as if the owner's demand for payment of the fair value of the ownership interests had not been made under Section 10.356, if the owner's ownership interests were canceled, converted, or exchanged as a result of the action or a subsequent action;
(5)     any action of the domestic entity taken after the date of the demand for payment by the owner under Section 10.356 will not be considered ineffective or invalid because of the restoration of the owner's ownership interests or the other rights or entitlements of the owner under this subsection; and
(6)     the dissenting owner is entitled to receive dividends or other distributions made after the date of the owner's payment demand under Section 10.356, to owners of the same class and series of ownership interests held by the owner as if the demand had not been made, subject to any change in or adjustment to the ownership interests because of an action taken by the domestic entity after the date of the demand.
§ 10.368. EXCLUSIVITY OF REMEDY OF DISSENT AND APPRAISAL.
In the absence of fraud in the transaction, any right of an owner of an ownership interest to dissent from an action and obtain the fair value of the ownership interest under this subchapter is the exclusive remedy for recovery of: (1) the value of the ownership interest; or (2) money damages to the owner with respect to the action.

APPENDIX C

[Letterhead of Stephens Inc.]

December 12, 2017

Board of Directors
First Bank Lubbock Bancshares, Inc.
9816 Slide Road
Lubbock, TX 79424

Dear Members of the Board:

We have acted as your financial advisor in connection with the proposed merger of First Bank Lubbock Bancshares, Inc. (the “Company”) with and into Heartland Financial USA, Inc. (the “Buyer”) (collectively, the “Transaction”). We understand that the consideration expected to be received for the outstanding common stock of the Company will constitute 3.0934 shares of common stock of Buyer and $16.16 per share in cash for each share of common stock of the Company. The terms and conditions of the Transaction are more fully set forth in an Agreement and Plan of Merger (the “Agreement”) dated as of December 12, 2017. You have requested that we provide our opinion (the “Opinion”) as to whether the Transaction is fair to the unaffiliated shareholders of the Company from a financial point of view. For purposes of this letter, the ‘unaffiliated shareholders’ of the Company means the holders of outstanding shares of the Company’s common stock, other than the directors, executive officers and affiliates of the Company.
In connection with rendering our Opinion we have:

(i)	analyzed certain publicly available financial statements and reports regarding the Company and the Buyer;

(ii)	analyzed certain audited financial statements regarding the Company and the Buyer;

(iii)	analyzed certain internal financial statements and other financial and operating data concerning the Company and the Buyer prepared by management of the Company and Buyer, respectively;

(iv)
analyzed, on a pro forma basis, the effect of the Transaction on the balance sheet, capitalization ratios, earnings and book value both in the aggregate and, where applicable, on a per share basis of the Buyer;

(v)	reviewed the reported prices and trading activity for the common stock of the Buyer;

(vi)	compared the financial performance of the Company and the Buyer with that of certain other publicly-traded companies and their securities that we deemed relevant to our analysis of the Transaction;

(vii)	reviewed the financial terms, to the extent publicly available, of certain merger or acquisition transactions that we deemed relevant to our analysis of the Transaction;

(viii)	reviewed the most recent draft of the Agreement and related documents provided to us by the Company;

(ix)
discussed with management of the Company and the Buyer the operations of and future business prospects for the Company and the Buyer and the anticipated financial consequences of the Transaction to the Company and the Buyer;

(x)	assisted in your deliberations regarding the material terms of the Transaction and your negotiations with the Buyer; and

(xi)	performed such other analyses and provided such other services as we have deemed appropriate.

We have relied on the accuracy and completeness of the information and financial data provided to us by the Company and the Buyer and of the other information reviewed by us in connection with the preparation of our Opinion, and our Opinion is based upon such information. We have not assumed any responsibility for independent verification of the accuracy or completeness of any of such information or financial data. The managements of the Company and the Buyer have assured us that they are not aware of any relevant information that has been omitted or remains undisclosed to us. We have not assumed any responsibility for making or undertaking an independent evaluation or appraisal of any of the assets or liabilities of the Company or of the Buyer, and we have not been furnished with any such evaluations or appraisals; nor have we evaluated the solvency or fair value of the Company or of the Buyer under any laws relating to bankruptcy, insolvency or similar matters. We have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or Buyer. With respect to the financial forecasts prepared by the Company, including the forecasts of potential cost savings and potential synergies, we have assumed that such financial forecasts have been reasonably prepared and reflect the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the financial results reflected by such projections will be realized as predicted. We have not received or reviewed any individual credit files nor have we made an independent evaluation of the adequacy of the allowance for loan losses of the Company or the Buyer. We have not assumed any responsibility for making or undertaking an independent evaluation or analysis of the Employee Stock Ownership Plan (the “ESOP”) of the Company and we have not been furnished with any such evaluation or analysis. We have relied solely on the information provided to us by the Company regarding the ESOP. We have also assumed that the representations and warranties contained in the Agreement and all related documents are true, correct and complete in all material respects.

As part of our investment banking business, we regularly issue fairness opinions and are continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. We are familiar with the Company and the Buyer. During the two years preceding the date of this letter we have not received any fees from the Company or the Buyer in connection with investment banking services. We serve as financial adviser to the Company in connection with the Transaction, and we are entitled to receive from the Company reimbursement of our expenses and a fee for our services as financial adviser to the Company, a significant portion of which is contingent upon the consummation of the Transaction. We are also entitled to receive a fee from the Company for providing our Opinion to the Board of Directors of the Company. The Company has also agreed to indemnify us for certain liabilities arising out of our engagement, including certain liabilities that could arise out of our providing this Opinion letter. Stephens expects to pursue future investment banking services assignments from participants in this Transaction. In the ordinary course of business, Stephens Inc. and its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt or equity securities or options on securities of participants in the Transaction.

We are not legal, accounting, regulatory or tax experts, and we have relied solely, and without independent verification, on the assessments of the Company and its other advisors with respect to such matters. We have assumed, with your consent, that the Transaction will not result in any materially adverse tax consequences for the Company or its shareholders and that any reviews of legal, accounting, regulatory or tax issues conducted as a result of the Transaction will be resolved favorably to the Company and its shareholders.

The Opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of the date hereof. It should be understood that subsequent developments may affect this Opinion and that we do not have any obligation to update, revise or reaffirm this Opinion. We have assumed that the Transaction will be consummated on the terms of the latest draft of the Agreement provided to us, without material waiver or modification. We have assumed that in the course of obtaining the necessary regulatory, lending or other consents or approvals (contractual or otherwise) for the Transaction, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that would have a material adverse effect on the contemplated benefits of the Transaction to the Company or its shareholders. We are not expressing any opinion herein as to the price at which the common stock or any other securities of the Company will trade following the announcement of the Transaction.

This Opinion is for the use and benefit of the Board of Directors of the Company for purposes of assisting with its evaluation of the Transaction. Our Opinion does not address the merits of the underlying decision by the Company to engage in the Transaction, the merits of the Transaction as compared to other alternatives potentially available to the Company or the relative effects of any alternative transaction in which the Company might engage, nor is it intended to be a recommendation to any person as to any specific action that should be taken in connection with the Transaction. This Opinion is not intended to confer any rights or remedies upon any other person. In addition, except as explicitly set forth in this letter, you have not asked us to address, and this Opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company. We have not been asked to express any opinion, and do not express any opinion, as to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or to any group of such officers, directors or employees, relative to the compensation to other shareholders of the Company. Our Fairness Opinion Committee has approved the Opinion set forth in this letter. Neither this Opinion nor its substance may be disclosed by you to anyone other than your advisors without our written permission. Notwithstanding the foregoing, this Opinion and a summary discussion of our underlying analyses and role as financial adviser to the Company may be included in communications to shareholders of the Company, provided that we approve of the content of such disclosures prior to any filing or publication of such shareholder communications.

Based on the foregoing and our general experience as investment bankers, and subject to the assumptions and qualifications stated herein, we are of the opinion, on the date hereof, that the consideration to be received by the unaffiliated shareholders of the Company in the Transaction is fair to them from a financial point of view.

Very truly yours,

STEPHENS INC.

By:     /s/ Stephens Inc.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20. Indemnification of Directors and Officers.
Heartland is incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, and, for criminal proceedings, had no reasonable cause to believe his or her conduct was illegal. A Delaware corporation may indemnify officers and directors against expenses (including attorneys’ fees) in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director actually and reasonably incurred.

As permitted by Delaware law, Heartland has included in its certificate of incorporation a provision to eliminate the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, subject to certain limitations. In addition, Heartland’s certificate of incorporation and bylaws provide that it is required to indemnify its officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary and Heartland may advance expenses to its officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

Item 21. Exhibits and Financial Statement Schedules

Number		Description
2.1
Agreement and Plan of Merger, dated as of December 12, 2017, between Heartland Financial USA, Inc. and First Bank Lubbock Bancshares, Inc. (incorporated by reference from Exhibit 10.41 to the Registrant's Quarterly Report on Form 10-K filed on February 28, 2018)

3.1		Certificate of Incorporation of Heartland Financial USA, Inc. (incorporated by reference from Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10‑Q filed on November 10, 2008)

3.2		Amendment to Certificate of Incorporation of Heartland Financial USA, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10‑Q filed on August 10, 2009)

3.3		Amendment to Certificate of Incorporation of Heartland Financial USA, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q filed on August 6, 2015)

3.4
Amendment to Certificate of Incorporation of Heartland Financial USA, Inc. (incorporated by reference to Exhibit 3.4 to the Registrant's Amendment No. 2 to it Form S-4 Registration Statement filed on May 18, 2017)

3.5
Certificate of Designations of 7.0% Senior Non-Cumulative Perpetual Convertible Preferred Stock, Series D (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on February 11, 2016)

3.6		Bylaws of Heartland Financial USA, Inc. (incorporated by reference from Exhibit 3.2 to the Registrant’s Annual Report on Form 10‑K filed on March 15, 2004)

5.1	*	Opinion of Dorsey & Whitney LLP with respect to legality

8.1	*	Opinion of Fenimore, Kay, Harrison & Ford, LLP with respect to tax matters

10.1	*	Employment Agreement, dated December 12, 2017, by and among Heartland Financial USA, Inc., First Bank Lubbock Bancshares, Inc., First Bank & Trust Company and Barry Orr

10.2	*	Employment Agreement, dated December 12, 2017, by and among Heartland Financial USA, Inc., First Bank Lubbock Bancshares, Inc., First Bank & Trust Company and Greg Garland

10.3	*
Shareholder Voting Agreement, dated December 12, 2017, by and among Heartland Financial USA, Inc, First Bank Lubbock Bancshares, Inc., Barry Orr as Voting Representative and Certain Shareholders of First Bank Lubbock Bancshares, Inc.

23.1	*	Consent of KPMG LLP

23.2	*	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)

23.3	*	Consent of Fenimore, Kay, Harrison & Ford, LLP (included in Exhibit 8.1)

24.1	*	Power of Attorney

99.1	*	Form of proxy card for holders of First Bank Lubbock Bancshares, Inc. Common Stock

99.2	*	Form of Employee Stock Ownership Plan Voting Instruction Card for Participants in First Bank Lubbock Bancshares, Inc. Employee Stock Ownership with 401(k) Provisions Plan

99.3	*	Consent of Stephens Inc.
* Filed herewith

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)
Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)
Each prospectus required to be filed pursuant to Rule 424(b)(2), 424(b)(5), or 424(b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), 415(a)(1)(vii), or 415(a)(1)(x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of the securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)
That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(7) To respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
(8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dubuque, State of Iowa, on March 19, 2018.

HEARTLAND FINANCIAL USA, INC.

By:	/s/ Lynn B. Fuller
Lynn B. Fuller
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on March 19, 2018.

Signature	Title

/s/ Lynn B. Fuller	Chairman of the Board, Chief Executive Officer and Director (principal executive officer)
Lynn B. Fuller

/s/ Bryan R. McKeag*	Executive Vice President and Chief Financial Officer (principal financial officer)
Bryan R. McKeag

/s/ Janet M. Quick*	Executive Vice President and Deputy Chief Financial Officer (principal accounting officer)
Janet M. Quick

/s/ John W. Cox, Jr.*	Director
John W. Cox, Jr.

/s/ Mark C. Falb*	Director
Mark C. Falb

/s/ Thomas L. Flynn*	Director
Thomas L. Flynn

/s/ Bruce K. Lee*	Director
Bruce K. Lee

/s/ R. Michael McCoy*	Director
R. Michael McCoy

/s/ Kurt M. Saylor*	Director
Kurt M. Saylor

/s/ John K. Schmidt*	Director
John K. Schmidt

/s/ Duane E. White*	Director
Duane E. White

/s/ Michael J. Coyle	Attorney in Fact
Michael J. Coyle
* Executed by Michael J. Coyle as Attorney in Fact

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